Exhibit 15.1



PURETECH

GIVING LIFE TO SCIENCE®



PURETECH HEALTH PLC – ANNUAL REPORT AND ACCOUNTS 2022

Directors’ Report 78 Report of the Nomination Committee 82 Report of the Audit Committee 83 Directors’ Remuneration Report 86 Directors’ Remuneration Policy 90 Annual Report on Remuneration 95 Financial statements Independent Auditor’s Report to the Members of PureTech Health plc 103 Consolidated Statements of Comprehensive Income/(Loss) 112 Consolidated Statements of Financial Position 113 Consolidated Statements of Changes in Equity 114 Consolidated Statements of Cash Flows 115 Notes to the Consolidated Financial Statements 117 PureTech Health plc Statement of Financial Position 169 PureTech Health plc Statements of Cash Flows 170 PureTech Health plc Statements of Changes in Equity 171 Notes to the Financial Statements 172 Additional information History and Development of the Company 174 Risk Factor Annex 175 Directors, Secretary and Advisors to PureTech Health plc 212 Overview Highlights of the Year 1 Letter from the Chair 2 Strategic report Letter from the Chief Executive Officer 3 Components of Our Value 6 PureTech’s Wholly Owned Programs 8 PureTech’s Founded Entities 12 ESG report Our Approach to ESG and Sustainable Business 15 Governance Risk Management 44 Viability 48 Key Performance Indicators 49 Financial Review 50 Chair’s Overview 65 Board of Directors 66 Management Team 69 The Board 71 Relations with Stakeholders 76 Headquarters Boston, MA Nasdaq PRTC LSE PRTC PureTech Health

PureTech Health plc Annual report and accounts 2022 1 O ve rv ie w 1 Our Founded Entities are comprised of our Controlled Founded Entities and our Non-Controlled Founded Entities, all of which are incorporated in the United States. References in this report to our “Controlled Founded Entities” refer to Follica, Incorporated, and Entrega, Inc., for all periods prior to March 1, 2023, Vedanta Biosciences, Inc., for all periods prior to May 25, 2022, Sonde Health Inc., and for all periods prior to June 10, 2021, Alivio Therapeutics, Inc. References to our “Non-Controlled Founded Entities” refer to Akili Interactive Labs, Inc., Karuna Therapeutics, Inc., Vor Bio, Inc., Gelesis, Inc., for all periods following May 25, 2022, Sonde Health, Inc., for all periods following March 1, 2023, Vedanta Biosciences, Inc., and, for all periods prior to December 18, 2019, resTORbio, Inc. We formed each of our Founded Entities and have been involved in development efforts in varying degrees. In the case of our Controlled Founded Entities Follica, Incorporated and Entrega, Inc., we continue to maintain majority voting control. With respect to our Non-Controlled Founded Entities, we may benefit from appreciation in our minority equity investment as a shareholder of such companies. 2 References in this report to “Wholly Owned Programs” refer to the Company’s five therapeutic candidates (LYT-100, LYT-200, LYT-300, LYT-310, and LYT-503/IMB-150), Glyph platform and potential future therapeutic candidates and platforms that the Company may develop or obtain. References to “Wholly Owned Pipeline” refer to LYT-100, LYT-200, LYT-300, LYT-310, and LYT-503/IMB-150. On July 23, 2021, Imbrium Therapeutics exercised its option to license LYT-503/IMB-150 pursuant to which it is responsible for all future development activities and funding for LYT-503/IMB-150. 3 Industry average data measures the probability of clinical trial success of therapeutics by calculating the number of programs progressing to the next phase vs. the number progressing and suspended (Phase 1=52%, Phase 2=29%, Phase 3=58%). BIO, PharmaIntelligence, QLS (2021) Clinical Development Success Rates 2011 – 2020. This study did not include therapeutics regulated as devices. PureTech’s aggregate percentages include all therapeutic candidates advanced through at least Phase 1 by PureTech or its Founded Entities from 2009 onward, calculated by multiplying the individual phase percentages of the following, Phase 1 (n = 6/8; 75%), Phase 2 (n = 10/12; 83%), Phase 3 (n = 3/4; 75%), last updated on August 8, 2022; Phase 2 and Phase 3 percentages include some therapeutic candidates where Phase 1 trials were not conducted by PureTech or its Founded Entities (i) due to the requirements of the medical device regulatory pathway or (ii) because a prior Phase 1 trial was conducted by a third party, which Phase 1 trials were not included in this analysis. 4 PureTech level cash, cash equivalents and short-term investments is a non-IFRS measure. For more information in relation to the PureTech level cash, cash equivalents and short-term investments and Consolidated cash, cash equivalents and short-term investments measures used in this Annual Report, please see pages 51 to 52 of the Financial Review. For comparative periods from 2016 to 2019, balances included cash, cash equivalents and short-term investments and for 2020 and 2021 balances included cash and cash equivalents. 5 Funding figure includes private equity financings, loans and promissory notes, public offerings or grant awards. Funding figure excludes future milestone considerations received in conjunction with partnerships and collaborations. Funding figure does not include proceeds from Vedanta’s 2023 post-period financing. 6 Number represents figure for the relevant fiscal year only and is not cumulative. Highlights of the Year – 2022 Amount of Funding Secured for Founded Entities $1.28b5,6 $1.25b (98%) came from third parties PureTech Level Cash, Cash Equivalents and Short-term Investments as of Year End $339.5m4 Consolidated Cash, Cash Equivalents and Short-term Investments as of Year End $350.1m4 Includes cash held at the PureTech level and at Controlled Founded Entities (Follica, Entrega, and Vedanta) 2021: $731.9m 2020: $247.8m 2019: $666.8m 2018: $274.0m 2017: $102.9m 2021: $418.9m 2020: $349.4m 2019: $120.6m 2018: $177.7m 2017: $126.7m 2021: $465.7m 2020: $403.9m 2019: $162.4m 2018: $250.9m 2017: $188.7m Giving Life to Science PureTech Health plc (“PureTech Health”, “PureTech” or “the Company”) is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. We have created a broad and deep pipeline through our experienced research and development team and our extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through our Founded Entities.1 Our R&D engine has resulted in the development of 27 therapeutics and therapeutic candidates, including two (Plenity® and EndeavorRx®) that have received both US FDA clearance and European marketing authorization and a third (KarXT) that is expected to be filed soon for FDA approval. A number of these programs are being advanced by PureTech or our Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points. The common theme underlying all of our programs has been to start with a serious patient need. In many cases, these programs are identified based on previous signals of human efficacy, which has enabled us to advance therapeutic candidates with substantially de-risked profiles and robust development rationales. Within our Wholly Owned Programs,2 the majority of our candidates are centered on enhancing on-target efficacy, enabling oral administration or improving tolerability to unlock new classes of medicine that have been held back by one of these issues. We do this by applying our unique insights or technology. Our track record of success is six times3 the industry average, which is due to our unique approach to R&D and our seasoned management team. We are led by a team of proven industry leaders who have significant experience in discovering and developing important new medicines, delivering them to patients and maximizing shareholder value.

2 PureTech Health plc Annual report and accounts 2022 O ve rv ie w Letter from the Chair Another remarkable aspect about PureTech is the team’s ability to be ahead of the times. One example is its potential impact on mental health through its Founded Entities Karuna (Nasdaq: KRTX), Akili (Nasdaq: AKLI) and Sonde, as well as a number of PureTech’s wholly-owned CNS programs enabled by its Glyph™ platform. As the greater industry has started to produce disease modifying therapies for chronic neurologic disorders, the importance of remote screening – and even remote early diagnosis – could provide a much less expensive and invasive way to identify and stratify those who may benefit from the treatments. PureTech also took a leading position in the role of the microbiome in medicine. Our Founded Entity Vedanta was formed on the idea of harnessing the power of the body’s ecosystem by using bacteria to make medicines to the same standards as traditional drugs. In a similar way, PureTech’s Wholly Owned Pipeline is rich with programs that could have a substantial impact on patients’ needs. LYT-100 (deupirfenidone) for idiopathic pulmonary fibrosis (IPF) and LYT-300 (oral allopregnanolone) for anxiety and postpartum depression are just two examples of unique innovations generated by PureTech that could address the significant drawbacks of standard of care treatments. I am proud to have worked so closely with such a talented and passionate team as I conclude my tenure as Board Chair. As PureTech embarks on a new phase of clinical expansion, I look forward to the multiple exciting milestones ahead in important areas of medical need. The groundbreaking business model and seasoned management team of PureTech remain standouts in the industry, and I believe this will steer the enterprise through continued success in 2023 and beyond. On behalf of the Board, I thank our shareholders for your continued support of our work to change the treatment paradigm for patients. Sincerely, Christopher Viehbacher Chair April 27, 2023 As a member of PureTech’s Board of Directors for nearly a decade, I have seen the Company grow as a biopharmaceutical pioneer, and 2022 was the most noteworthy year yet. We achieved multiple firsts as we advanced our goal of delivering new classes of medicines for patients with unmet need. I have been reflecting on how PureTech has grown and evolved. Its track record of clinical success is six times the industry average, and the Company has pioneered new classes of medicine that are positioned to impact the lives of millions of patients. What stands out to me is how our disciplined approach to development and financial management has created a focused, well-capitalized organization with a clear mission and differentiated value. I have consistently been impressed by how much PureTech achieves with very little resources, especially relative to many of its peers. The team takes swift action when they see a potential hurdle, and – while it is never easy to deprioritize a program – being decisive and following the data is what ultimately creates true value for patients and for shareholders. This team is a force, and I believe the discipline and focus demonstrated by its strong management team will continue to inspire employees to achieve great things. PureTech’s “do more with less” ethos is something our industry at large would do well to embrace. To me, it is this approach that makes PureTech an exemplar of impact investing and what can be accomplished in a capital-efficient manner. Given the current macro-economic conditions, this will only become more imperative for companies and the patients and shareholders they serve. PureTech’s model is unique in the industry and keeps the Company well-positioned to weather the current economic downturn. For example, the Company’s Founded Entities are a significant source of non-dilutive cash, and to date, over $780 million has been generated from the sales of Founded Entity equity and royalties to fund PureTech’s operations. PureTech also derives value from its Founded Entities in the form of royalties, milestone payments and sublicense revenues, which will similarly be invested back into the Wholly Owned Programs. This innovative strategy means the Company has not needed to dilute shareholders by tapping the equity market in over five years. “As a member of PureTech’s Board of Directors for nearly a decade, I have seen the Company grow as a biopharmaceutical pioneer, and 2022 was the most noteworthy year yet. We achieved multiple firsts as we advanced our goal of delivering new classes of medicines for patients with unmet need.” Christopher Viehbacher, Chair of the Board of Directors

PureTech Health plc Annual report and accounts 2022 3 St ra te g ic r ep o rt Letter from the Chief Executive Officer This allows us to pivot resources towards the programs with the highest probability of success. Consistent with this strategy, we have decided to discontinue the Orasome technology platform and Meningeal lymphatics platform, as these research programs have not yielded promising candidates the way our Glyph™ technology platform has. Our Strategy: Unlocking new classes of medicine with proven efficacy A majority of our Wholly Owned Pipeline candidates are based on a strategy of leveraging validated efficacy to rapidly advance therapeutics with proven profiles. For decades, biopharma has devoted time and resources to discovering new modalities and drug candidates and proving they work in patients, but important new medicines have been abandoned after running into issues that seemed insurmountable at the time. At PureTech, we are applying new technologies and proprietary insights to bring these medicines – that weren’t otherwise able to reach their potential – to life by enhancing on-target efficacy, improving tolerability or enabling oral administration. We have a proven track record of success pursuing this approach as highlighted by the extraordinary clinical success of our Founded Entity, Karuna. In August 2022, Karuna announced that it expects to submit an NDA for KarXT in schizophrenia with the FDA in mid-2023. If approved by the FDA, Karuna’s KarXT will become the first truly novel therapy for schizophrenia in more than 50 years. KarXT was built from our recognition of both the promise and the limitations of a neuroactive compound, xanomeline. Xanomeline had demonstrated robust clinical efficacy, but it could not be advanced into later stage development due to its tolerability issues. At PureTech, we found an elegant way to overcome these limitations and enable its potential to meet the needs of the millions of people with schizophrenia. Additional details surrounding Karuna and the KarXT program can be found on page 12. 2022 was an exceptionally productive year that shaped the next phase of PureTech’s development and furthered our mission of giving life to new medicines for patients with devastating diseases. We continue to have one of the most productive track records in biopharma with a clinical trial success rate that is approximately six times better than the industry average.1 Across our Wholly Owned Pipeline and Founded Entities, we’ve developed the platforms and programs resulting in 27 therapeutics and therapeutic candidates. Two (Akili’s EndeavorRx® and Gelesis’ Plenity®) have gone from inception at PureTech through FDA and EU regulatory clearances, and a third (Karuna’s KarXT) is expected to be filed soon for FDA approval. Within our Wholly Owned Pipeline alone, we completed five clinical trials this year, and we expect at least five more important milestones/catalysts over the next 12 months. The key to our strong track record of advancing promising therapeutics lies in our proven innovation and drug development strategy. Our approach is underpinned by three key pillars. The first pillar is our network of collaborators which enables us to learn about advances before the rest of the world. Nearly 30 papers related to our programs have been published in major journals such as Science, Cell and Nature, and – thanks to the deep insights of our advisors – almost all were published after we in-licensed the technology or filed key patents. This brings us to the second pillar: our innovative technologies and approaches. We are experts in applying proprietary insights to medicines that have demonstrated efficacy but that have been held back from reaching their full potential by issues for which we now have innovative solutions, and I’ll detail this further in the next section. Our third pillar is centered on what we call “killer experiments” early in the development process. We believe in disciplined and rigorous R&D, and we are quite decisive in rapidly shutting down programs that don’t reach our prespecified stringent thresholds for advancement. “2022 was an exceptionally productive year that shaped the next phase of PureTech’s development and furthered our mission of giving life to new medicines for patients with devastating diseases.” Daphne Zohar, Founder and Chief Executive Officer 1 Industry average data measures the probability of clinical trial success of therapeutics by calculating the number of programs progressing to the next phase vs. the number progressing and suspended (Phase 1=52%, Phase 2=29%, Phase 3=58%). BIO, PharmaIntelligence, QLS (2021) Clinical Development Success Rates 2011 – 2020. This study did not include therapeutics regulated as devices. PureTech’s aggregate percentages include all therapeutic candidates advanced through at least Phase 1 by PureTech or its Founded Entities from 2009 onward, calculated by multiplying the individual phase percentages of the following, Phase 1 (n = 6/8; 75%), Phase 2 (n = 10/12; 83%), Phase 3 (n = 3/4; 75%), last updated on August 8, 2022; Phase 2 and Phase 3 percentages include some therapeutic candidates where Phase 1 trials were not conducted by PureTech or its Founded Entities (i) due to the requirements of the medical device regulatory pathway or (ii) because a prior Phase 1 trial was conducted by a third party, which Phase 1 trials were not included in this analysis.

4 PureTech Health plc Annual report and accounts 2022 St ra te g ic r ep o rt Another exemplar of our strategy, deuterated pirfenidone or LYT-100, has progressed into a global registration-enabling Phase 2b study for IPF, a rare, progressive and fatal lung disease where the median survival is two to five years.3 There are two FDA-approved treatments for IPF, but each of them causes significant side effects and is poorly tolerated, which means patients cannot fully benefit from the drugs because they are unable to stay on treatment long enough or at the right dose. One of these treatments, pirfenidone, has been shown to extend life by three years,3 but poor tolerability forces approximately 50% of patients to discontinue, dose adjust or switch treatment.4 Because of this, nearly three out of four patients in the US living with IPF forego treatment with these otherwise efficacious medicines.5 We hope to change this staggering statistic with LYT-100, and we have demonstrated an approximately 50% reduction in GI-related adverse events with LYT-100 in a head-to-head study compared to pirfenidone. We believe this profile may offer improved patient outcomes by both allowing patients to stay on treatment longer and potentially enabling LYT-100 to be dosed at higher exposure levels than the FDA- approved dose of pirfenidone. We look forward to sharing the results of our Phase 2b trial in 2024. Across our Wholly Owned Pipeline, we have generated compelling clinical data this year that supported the progression of our pipeline into more advanced studies. Over the next 12 months, we anticipate multiple important catalysts that will further guide how we prioritize our pipeline. These catalysts will help to inform our decisions regarding which programs we will drive to commercial launches ourselves and which programs could be most successfully advanced through other avenues such as a partnership (for example, LYT-503/IMB-150, which is being advanced by a partner), sale or spinout into another entity. We have also advanced several additional molecules into candidate selection, and we expect to announce progress towards the clinic with these new candidates in due course. Founded Entities Highlights: KarXT headed for FDA submission, commercial progress for EndeavorRx and Plenity, first AML data from Vor We often describe our Founded Entities as akin to partnered programs. Having launched the foundational technologies and programs on which these companies were formed and driven them through key points of validation, we have gained tremendous know-how across R&D, regulatory and business development, and we now gain continual value through equity, royalties, sublicense revenue and/or milestone payments as the Founded Entities mature. It is due to the success of our unique model that we have been able to generate non-dilutive funding to support our innovation engine and have not needed to raise money from the capital markets in over five years. Our approach with KarXT extends to several of our other Founded Entities and our Wholly Owned Pipeline: we identify key unmet medical needs and relevant existing approaches with clearly defined opportunities and challenges, and we pursue the innovations that will unlock the greatest potential for the drug. We pursue rapid proof-of-concept through experiments that rigorously assess our hypotheses and then make the decisions that will maximize the value of our pipeline. Our Wholly Owned Pipeline candidates such as LYT-100, LYT-300 and LYT-310 exemplify this strategy. Wholly Owned Pipeline: Late-stage development in IPF and key proofs-of-principle In our busiest year in the clinic yet, we achieved several notable milestones. We completed five clinical studies including demonstrating compelling safety and tolerability data for LYT-100 (deupirfenidone) and proof-of-principle, oral bioavailability and tolerability for LYT-300 (oral allopregnanolone). We also achieved robust dose escalation with a strong safety profile from the monotherapy portion of our Phase 1 study LYT-200 (anti-galectin 9 mAb) in metastatic solid tumors. LYT-200 has now advanced into combination cohorts for urothelial and head and neck cancers, as well as a second trial as a monotherapy in patients with acute myeloid leukemia (AML). All of these results were important proof points for each candidate. Notably, the results of our LYT-300 study were a significant first clinical validation for our Glyph™ technology platform, which has yielded two candidates to date (LYT-300 and LYT-310) and has great potential utility for a range of other compounds with proven efficacy but previously challenging oral bioavailability, safety and tolerability profiles. LYT-300 is another example of how we take an existing, efficacious therapy, held back by factors that limit its commercial use, and apply novel approaches to address those limitations. With this candidate, we designed an oral treatment that preserves the natural structure of allopregnanolone. . Allopregnanolone is FDA-approved as a 60-hour intravenous infusion to treat postpartum depression but faces challenges due to the method of administration. We applied our Glyph technology to create an oral prodrug of allopregnanolone (LYT-300), and we have achieved oral bioavailability in humans that is ninefold greater than what third parties have published with orally administered allopregnanolone.2 LYT-300 has also demonstrated engagement of GABAA receptors, which are known to regulate mood and other neurological conditions. We believe offering the proven mechanism of natural allopregnanolone via the innovative orally-administered approach of LYT-300 represents an advancement that could have a truly meaningful impact for patients. LYT-300 may also unlock the class of medicines targeting GABAA receptors, which has the potential to offer advantages over current standards of care, such as rapid onset of action, for a range of conditions including depression, anxiety and others. Letter from the Chief Executive Officer — continued 2 Brexanolone NDA 211371 Multi-disciplinary Review and Evaluation, FDA CDER, 2018. 3 Fisher, M., Nathan, S. D., Hill, C., Marshall, J., Dejonckheere, F., Thuresson, P., & Maher, T. M. (2017). Predicting Life Expectancy for Pirfenidone in Idiopathic Pulmonary Fibrosis. Journal of Managed Care & Specialty Pharmacy, 23(3-b Suppl), S17 -S24. https://doi.org/10.18553/jmcp.2017.23.3-b.s17. 4 Cottin, V., Koschel, D., Günther, A., Albera, C., Azuma, A., Sköld, C. M., Tomassetti, S., Hormel, P., Stauffer, J., Kirchgaessler, K., & Maher, T. M. (2018). Long-term safety of pirfenidone: results of the prospective, observational PASSPORT study. ERJ Open Research, 4(4), 00084–02018. https://doi.org/10.1183/23120541.00084-2018 5 Dempsey, T., Payne, S. C., Sangaralingham, L. R., Yao, X., Shah, N., & Limper, A. H. (2021). Adoption of the Antifibrotic Medications Pirfenidone and Nintedanib for Patients with Idiopathic Pulmonary Fibrosis. Annals of the American Thoracic Society, 18(7), 1121–1128. https://doi.org/10.1513/annalsats.202007-901oc

PureTech Health plc Annual report and accounts 2022 5 St ra te g ic r ep o rt One recent example was the approximately $115.4 million generated from the sale of Karuna stock in August 2022. Another example was realized in the March 2023 post- period. We announced that Royalty Pharma acquired an interest in our royalty in Karuna’s KarXT for up to $500 million, with $100 million in upfront cash and up to $400 million in additional payments contingent on the achievement of certain regulatory and commercial milestones. As part of this transaction, we sold our right to receive a 3% royalty from Karuna to Royalty Pharma on sales up to $2 billion annually, after which threshold we will retain 67% of the royalty payments and Royalty Pharma will receive 33%. We retain our 2.8% equity ownership in Karuna as of March 27, 2023, as well as our right to receive milestone payments from Karuna upon the achievement of certain regulatory approvals and 20% of sublicense income. This deal provides us with upfront non-dilutive capital and significant upside based on Karuna’s future regulatory and commercial successes. We’re tremendously proud of the way our model allows us to continue to fund our Wholly Owned Pipeline and operations, and we continue to manage our strong financial position proactively while retaining financial upside. I want to highlight just a few additional key milestones from our Founded Entities in 2022. First, Karuna delivered strong Phase 3 clinical data for KarXT in August of 2022, and in the March 2023 post-period Karuna announced positive results from a second Phase 3 trial, reinforcing the safety and efficacy of KarXT. The consistency in the data to date with KarXT give us confidence in the drug’s potential to change the treatment paradigm for people with schizophrenia, and we look forward to Karuna’s continued work to validate the potential of KarXT in a range of dementias. The company’s value increased by more than 60% over the course of 2022. Gelesis and Akili also continued to advance the commercial development of their first-in-class FDA-cleared products, Plenity and EndeavorRx. Gelesis demonstrated the market potential for Plenity as a highly differentiated weight management aid for people with obesity or who are overweight. The company has generated $39.5 million in sales since launch, $25.5 million of which was in 2022, representing a 129% increase year-over-year. Gelesis also applied with the FDA to make Plenity available without a prescription, which Gelesis has announced could be achieved as soon as the third quarter of 2023 and should significantly expand access to millions of patients not served by other treatment options due to label, affordability or tolerability. Akili has also formed a foundational partnership with global gaming giant Roblox to further expand its growth opportunities for EndeavorRx. Finally, Vor Bio delivered initial data in patients with AML for trem-cell (formerly VOR33), supporting both the candidate’s potential and providing support for the company’s unique approach of combining targeted therapies and antigen- depleted hematopoietic stem cell transplants. Full details for each of our Founded Entities can be found on pages 12 to 14. Letter from the Chief Executive Officer — continued Thanks to our global network for helping us give life to science First and foremost, I would like to extend my deepest gratitude to the patients, families and staff participating in and supporting our clinical trials. The PureTech team is inspired by you. To the PureTech Team: thank you for your unwavering dedication and commitment to making a transformational impact for patients. I am so proud of what we have accomplished together, and I am energized by your passion. Finally, on behalf of the board and management team, I would like to thank our ever-widening network of shareholders, advisors and other stakeholders for your continued support and input. We are grateful for your confidence in our team, our model and our vision, and that you are with us on this journey to change the lives of patients with devastating diseases. PureTech is poised for another dynamic year, building on our momentum from 2022. We are entering the next phase of our growth with a promising Wholly Owned Pipeline, and we are in a position to move these new medicines forward quickly and efficiently. Importantly, we have many important catalysts on the horizon, and we expect to achieve a number of development and regulatory milestones over the course of 2023 and beyond. Daphne Zohar Founder, Chief Executive Officer and Director April 27, 2023

6 PureTech Health plc Annual report and accounts 2022 St ra te g ic r ep o rt The table to the right depicts the four components of our value: (1) our Wholly Owned Programs, (2) Founded Entities, (3) our available cash, cash equivalents and short-term investments at the PureTech level and (4) our return of capital to shareholders. We hold majority voting control of or otherwise retain significant influence over our Controlled Founded Entities and continue to play a role in the development of their therapeutic candidates through representation on the board of directors. As of December 31, 2022, our board designees represented a majority of the members of the board of directors of Follica and Vedanta and a minority of the members of the board of directors of Entrega. With respect to our Non-Controlled Founded Entities, we do not hold majority equity ownership and are not responsible for the development or commercialization of their therapeutic candidates and therapeutics. Our Non-Controlled Founded Entities have independent management teams, and we do not control the day-to-day development of their respective therapeutic candidates. 1. Our Wholly Owned Programs: We are focused on the advancement of our Wholly Owned Programs and delivering value to our shareholders by driving these programs to key clinical and commercial milestones. We are prioritizing preclinical and clinical advancement, while continuing to generate new wholly-owned candidates through our technology platforms and our unique model for R&D. 2. Our Founded Entities: We established these entities’ underlying programs and platforms and advanced them through key validation points. In certain cases, our value from these entities is solely derived from the potential appreciation of our equity interest. In other cases, we also have the right to royalty payments on product sales and/or sublicense revenues. 3. Cash, cash equivalents and short-term investments: We had PureTech Level cash, cash equivalents and short-term investments of $339.51 million as of December 31, 2022. 4. Our Return of Capital to Shareholders: In light of the strong foundation we have built for PureTech’s future growth, the board and senior leadership team are committed to various approaches to drive additional value to our shareholders. As part of this capital allocation strategy, in 2022 we implemented a share buyback program of up to a maximum consideration of $50 million. We maintain a capital allocation strategy that will see us prioritize funding the continued development and expansion of our Wholly Owned Pipeline and strategic investment in our Founded Entities in accordance with our strategic plan while we will also look to return certain proceeds we may receive in the future to shareholders through various distribution mechanisms, including continued share buybacks or special dividends. Components of Our Value 1 PureTech level cash, cash equivalents and short-term investments is a non-IFRS measure. For more information in relation to the PureTech level cash, cash equivalents and short-term investments and Consolidated cash, cash equivalents and short-term investments measures used in this Annual Report, including a reconciliation between the two measures, please see pages 51 to 52 of the Financial Review.

Strategic report

1 Wholly Owned Programs

Our Programs[2]	Indication	Discovery	Preclinical	Phase 1	Phase 2	Phase 3
LYT-100* Deupirfenidone	Idiopathic pulmonary fibrosis (IPF)	Phase completed	Phase completed	Phase completed	Phase in progress	
LYT-200 Anti-Galectin-9 mAb	Solid tumors & hematological malignancies	Phase completed	Phase completed	Phase in progress		
LYT-300 Oral Allopregnanolone	Depression, anxiety & related indications	Phase completed	Phase completed	Phase completed		
LYT-310 Oral Cannabidiol	Epilepsies & other neurological indications	Phase completed	Phase in progress			
Research and Partnered Programs	Various indications	Phase completed	Phase in progress	Phase in progress		

Phase in progress   Phase completed

*Also being advanced under the Animal Rule for radiation induced fibrosis; plans underway to study LYT-100 in progressive fibrosing interstitial lung disease (PF-ILDs) and exploring LYT-100 in myocardial and other organ system fibrosis

2 Founded Entities[3]


KARUNA
THERAPEUTICS

NASDAQ: KRTX

2.8% Equity

+ Milestone Payments/20% Sublicense Revenue/Royalties & up to $500M from agreement w/ Royalty Pharma[4]

Phase 3


VOR

NASDAQ: VOR

4.0% Equity

Phase 1/2a


AKILI

NASDAQ: AKLI

14.6% Equity

Commercial


GELESIS

23.2% Equity

+ Royalties

Commercial


VEDANTA
BIOSCIENCES

40.8% Equity

Phase 3 Ready


SONDE

36.5% Equity

Commercial Release


entrega

73.8% Equity

Preclinical

3 PureTech Level Cash, Cash Equivalents and Short-Term Investments as of December 31, 2022: $339.5m[1]

4 Our Return of Capital to Shareholders

2 On July 23, 2021, Imbrium Therapeutics exercised its option to license LYT-503/IMB-150 pursuant to which it is responsible for all future development activities and funding for LYT-503/IMB-150; The FDA and corresponding regulatory authorities will ultimately review our clinical results and determine whether our wholly-owned therapeutic candidates are safe and effective. No regulatory agency has made any such determination that our wholly-owned therapeutic candidates are safe or effective for use by the general public for any indication

3 This figure represents the stage of development for each Founded Entity's most advanced therapeutic candidate. Founded Entities represent companies founded by PureTech in which PureTech maintains ownership of an equity interest and, in certain cases, is eligible to receive sublicense income and royalties on product sales. Relevant ownership interests for Vedanta, Sonde and Entrega were calculated on a partially diluted basis (as opposed to a voting basis) as of December 31, 2022, including outstanding shares, options and warrants, but excluding unallocated shares authorized to be issued pursuant to equity incentive plans. Gelesis, Vor Bio, Akili and Karuna ownerships were calculated on a beneficial ownership basis in accordance with SEC rules as of March 24, 2023, March 17, 2023, March 3, 2023, and March 27, 2023, respectively. With an increased focus on resource allocation towards our Wholly Owned Programs, we decided to hibernate the Follica Founded Entity in the 2023 post-period. We may choose to advance this program at a later date or with partners.

4 As of March 22, 2023, PureTech has sold its right to receive a 3% royalty from Karuna to Royalty Pharma on net sales up to $2 billion annually, after which threshold PureTech will receive 67% of the royalty payments and Royalty Pharma will receive 33%. PureTech retains its equity ownership in Karuna. Additionally, under its license agreement with Karuna, PureTech retains the right to receive milestone payments upon the achievement of certain regulatory approvals and 20% of sublicense income.

PureTech Health plc Annual report and accounts 2022 7

8 PureTech Health plc Annual report and accounts 2022 St ra te g ic r ep o rt LYT-100 Therapeutic Candidate PureTech Ownership Indication Stage of Development LYT-100 Wholly-owned Idiopathic pulmonary fibrosis (IPF) Phase 2b (first of two registration enabling studies) Our lead wholly-owned candidate, LYT-100 (deupirfenidone), is being advanced for the potential treatment of conditions involving inflammation and fibrosis, including idiopathic pulmonary fibrosis (IPF) and radiation induced fibrosis.1 We also plan to study LYT-100 in progressive fibrosing interstitial lung diseases (PF-ILDs) and we are exploring its application in other inflammatory and fibrotic conditions, including myocardial and other organ system fibrosis, based on the strength of the existing clinical data around the use of pirfenidone in these indications. LYT-100 is a selectively deuterated form of pirfenidone. It is designed to retain the potent and clinically validated anti-fibrotic and anti-inflammatory activity of pirfenidone, but it has a highly differentiated pharmacokinetic (PK) profile that has the potential to transform the standard of care for IPF. To date, LYT-100 has been studied in more than 400 subjects as part of our ongoing development work and indication prioritization. Key Points of Innovation & Differentiation • LYT-100 has shown a 50% reduction in gastro-intestinal (GI)-related adverse events (AEs) in a head-to-head study versus pirfenidone. We believe the differentiated tolerability profile of LYT-100 will address one of the key reasons that patients on the current standard of care treatments must dose reduce, discontinue or switch from otherwise efficacious treatments.2,3 We have also been able to dose LYT-100 at a higher exposure level, but with a lower Cmax, than the FDA-approved dosage of pirfenidone, potentially enabling improved efficacy. Given this, we believe LYT-100 has the potential to become standard of care and to become a backbone therapy in the treatment for IPF. • Pirfenidone (Esbriet®) is approved for the treatment of IPF in the US and other countries. Pirfenidone has been shown to slow the decline of lung function and research suggests it extends life by approximately 3 years in patients with IPF.4 It is one of two standard of care treatments for IPF, with nintedanib (OFEV®) being the other. Program Discovery Process by the PureTech Team • We acquired LYT-100 in July 2019 based on insights gained internally and via unpublished findings through our network of collaborators. LYT-100 was originally developed by Auspex Pharmaceuticals, Inc. (Auspex), where our President and Chief Business, Finance and Operating Officer, Bharatt Chowrira, Ph.D., J.D., served as Chief Operating Officer. Auspex (now a wholly owned subsidiary of Teva Pharmaceuticals), pioneered the deuteration technology and successfully developed deutetrabenazine (Austedo®), the first deuterated drug that received FDA approval. Patient Need & Market Potential • There are approximately 120,000 people in the US and 110,000 people in the EU5 living with IPF.6 IPF is a progressive condition characterized by irreversible scarring of the lungs that makes it difficult to breathe. The prognosis of IPF is poor, with the median survival after diagnosis generally estimated at two to five years.4 • Only about 25% of IPF patients are currently being treated with either standard of care drug,3 yet combined sales of Esbriet and Ofev in 2022 were more than $4 billion, representing a significant market opportunity in IPF and other fibrotic lung diseases.7 • In 2022, we engaged an independent third-party market research firm to survey pulmonologists who actively treat IPF patients to assess the commercial opportunity for LYT-100 in IPF. The surveyed pulmonologists noted an unmet need for treatments with improved tolerability profiles, and 80-90% highlighted GI AEs as the primary reason their patients discontinue or dose reduce on current treatments. Pulmonologists said they would prescribe a new product with an improved tolerability profile and comparable efficacy to nearly 44% of their new IPF patients, and nearly 80% indicated they would prescribe it more than pirfenidone. Based on this survey, if approved by the FDA, LYT-100 would be expected to have a significant impact on the IPF market if the improved tolerability profile seen in the Phase 1 crossover study is reproduced in later stage trials and demonstrates the same or enhanced efficacy compared to standard of care. • Pirfenidone has also shown activity in patients with non-IPF PF-ILDs, myocardial fibrosis and other organ system fibrosis. Milestones Achieved & Development Status • IPF − In June 2022, we announced the initiation of ELEVATE IPF, a Phase 2b clinical trial of LYT-100 for the potential treatment of IPF. The global, randomized, placebo-controlled registration-enabling trial is designed to evaluate the efficacy, tolerability, safety and dosing regimen of LYT-100. The primary objective of the trial is to demonstrate a clinically meaningful difference versus placebo in a measure of lung function, Forced Vital Capacity (FVC), over 6 months. The trial will also assess the relative efficacy of two doses of LYT-100, one with comparable exposure to the approved dose of pirfenidone and one with a higher level of exposure that has the potential for improved efficacy. Both doses will be compared to pirfenidone. − In January 2022, we announced results from a randomized, double-blind crossover trial in healthy older adults demonstrating that approximately 50% fewer subjects treated with LYT-100 (deupirfenidone) experienced gastrointestinal (GI)-related adverse events (AE) compared to subjects treated with pirfenidone (17.4% vs. 34.0%). In an additional clinical trial, LYT-100 also demonstrated that it can be safely dosed with a higher total drug exposure than the currently approved dose of pirfenidone, which could translate into improved efficacy over pirfenidone. − In May 2022, we presented additional data from the healthy older adults study at the American Thoracic Society 2022 International Conference. Notably, LYT-100 at 550 mg TID (fed state) met the criteria for bioequivalence for exposure compared to the FDA-approved dosage of pirfenidone – 801 mg TID – but with a lower Cmax. Higher dosages of LYT-100 may provide enhanced antifibrotic and anti-inflammatory activity. • Radiation Induced Fibrosis − In 2022, we initiated a preclinical program of LYT-100 for the prevention and treatment of the delayed effects of acute radiation exposure, including radiation induced fibrosis. This program is being developed under the Animal Rule,1 which allows for the approval of drugs based on well-controlled animal models when human efficacy studies are not ethical or feasible. PureTech may be eligible to receive a priority review voucher from the FDA for a medical countermeasure application upon approval. Expected Milestones • Topline results from the Phase 2 dose-ranging trial of LYT-100 in patients with IPF are expected in 2024. We also plan to pursue a streamlined development program for LYT-100 in IPF, capitalizing on efficiencies of the 505(b)(2) pathway. Pending positive clinical and regulatory feedback, the program will advance into a Phase 3 study. We believe the results of the Phase 2 study, together with a Phase 3 study, could serve as the basis for registration in the US and other geographies. Intellectual Property • As of December 31, 2022, the LYT-100 patent portfolio includes 32 active patents acquired from Auspex which provide broad coverage of compositions of matter, formulations and methods of use for deuterated pirfenidone, including the LYT-100 deupirfenidone compound. This IP estate comprises six issued US patents and 26 patents issued in 23 foreign jurisdictions, which are expected to expire in 2028 and may be extended by up to five years. In addition, we have in-licensed one US patent and one US patent application from Auspex directed to formulations of deuterated pirfenidone which expires in 2035, and also filed additional patent applications on deupirfenidone, including 19 pending US patent applications, 17 foreign applications and one international PCT application directed to the use of deuterated pirfenidone, including LYT-100, for the treatment of a range of conditions. Any issued patents claiming priority to these applications are expected to expire in 2039 through 2043, exclusive of possible patent term adjustments or extensions or other exclusivities. PureTech’s Wholly Owned Programs 1 Our program in radiation induced fibrosis is preclinical-stage and is subject to the Animal Rule, which allows for the approval of drugs based on validated animal models when human efficacy studies are not feasible. The use of the Animal Rule is intended for drugs and biological products developed to reduce or prevent serious or life- threatening conditions caused by exposure to lethal or permanently disabling toxic chemical, biological, radiological or nuclear substances. 2 Cottin, V., Koschel, D., Günther, A., Albera, C., Azuma, A., Sköld, C. M., Tomassetti, S., Hormel, P., Stauffer, J., Kirchgaessler, K., & Maher, T. M. (2018). Long-term safety of pirfenidone: results of the prospective, observational PASSPORT study. ERJ Open Research, 4(4), 00084–02018. https://doi.org/10.1183/23120541.00084-2018 3 Dempsey, T., Payne, S. C., Sangaralingham, L. R., Yao, X., Shah, N., & Limper, A. H. (2021). Adoption of the Antifibrotic Medications Pirfenidone and Nintedanib for Patients with Idiopathic Pulmonary Fibrosis. Annals of the American Thoracic Society, 18(7), 1121–1128. https://doi.org/10.1513/annalsats.202007-901oc 4 Fisher, M., Nathan, S. D., Hill, C., Marshall, J., Dejonckheere, F., Thuresson, P., & Maher, T. M. (2017). Predicting Life Expectancy for Pirfenidone in Idiopathic Pulmonary Fibrosis. Journal of Managed Care & Specialty Pharmacy, 23(3-b Suppl), S17 -S24. https://doi.org/10.18553/jmcp.2017.23.3-b.s17 5 United Kingdom, France, Germany, Italy and Spain. 6 GlobalData Epidemiology and Market Size Search. 7 Roche 2022 Annual Report and Boehringer Ingelheim 2022 Financial Results.

PureTech Health plc Annual report and accounts 2022 9 St ra te g ic r ep o rt LYT-300 Therapeutic Candidate PureTech Ownership Indication Stage of Development LYT-300 Wholly-owned Anxiety disorders Postpartum depression Phase 2a ready Phase 2a ready LYT-300, an oral prodrug of allopregnanolone, is being advanced for the potential treatment of anxiety disorders and postpartum depression. We developed LYT-300 using our Glyph™ platform, which harnesses the body’s natural lipid absorption and transport process to enable the oral administration of certain therapeutics that otherwise cannot be administered orally. Key Points of Innovation & Differentiation • We are developing LYT-300 to advance what we believe could be a best-in-class new medicine for treating anxiety and depression. LYT-300 is designed to overcome the poor oral bioavailability of allopregnanolone. LYT-300 has demonstrated oral bioavailability in healthy adults, achieving blood levels of allopregnanolone at or above those associated with therapeutic effect and nine times greater than orally administered allopregnanolone, based on third-party published data.1 LYT-300 has also demonstrated favorable tolerability in addition to target engagement with γ-aminobutyric-acid type A (GABAA)receptors, which are known to regulate mood and other neurological conditions. • Allopregnanolone is a positive allosteric modulator of GABAA receptors that has therapeutic potential across a wide range of neurological conditions, including depression and anxiety disorders, though its therapeutic application has been limited due to high first pass metabolism. To overcome this, the industry has developed synthetic oral analogs of allopregnanolone, though these may not capture the full therapeutic potential of natural allopregnanolone. • Our Glyph platform reversibly links a drug to a dietary fat molecule, creating a novel prodrug. The linked fat molecule re-routes the drug’s normal path to the systemic circulation, bypassing the liver and instead moving from the gut into the lymphatic vessels that normally process dietary fats. We believe this technology has the potential to provide a broadly applicable means of enhancing the bioavailability of certain orally administered drugs that would otherwise be limited by first-pass liver metabolism. Program Discovery Process by the PureTech Team • We sought out different approaches that could selectively transport therapeutic molecules through the lymphatic system to target cells in the lymph nodes. Based on insights gained internally and via unpublished findings through our network of collaborators, we became aware of a technology being developed at Monash University that had the potential to selectively target the lymphatic system. We obtained an exclusive license to this technology and the related intellectual property. We have since further developed the platform and have generated our own intellectual property associated with the Glyph platform. • We conducted a systematic analysis of compounds and indications that could benefit from the application of our Glyph platform. We prioritized areas of high unmet patient need where the broad application of treatment options with validated efficacy was untapped due to poor oral bioavailability. We believe LYT-300 may unlock the full therapeutic potential of allopregnanolone across a range of neurological and psychiatric conditions. Patient Need & Market Potential • Anxiety disorders are the most common mental disorder, affecting nearly 30% of adults.2 There are several types of anxiety disorders, including generalized anxiety disorder, panic disorder and social anxiety disorder. They are characterized by feelings of excessive fear and may impact a person’s ability to function normally. • Postpartum depression (PPD) is a debilitating condition that affects over 400,000 women who have given birth in the United States.3 It is characterized by feelings of extreme sadness, changes in energy, sleep and appetite, and it can impact a mother’s ability to care for her child. • Allopregnanolone and related endogenous neurosteroids have been recognized for their potential to treat depression and other neurological indications with a rapid onset of action. The major hurdles associated with the translation of these compounds have been the inability to create oral formulations of these neurosteroids and chronically administer compounds to patients. − An intravenous formulation of allopregnanolone is approved by the FDA as a 60-hour infusion for the treatment of postpartum depression, though the method of administration has significant challenges and limits the scope of clinical translation with this class of compounds. − Medicinal chemistry approaches have been applied to synthesize orally bioavailable analogs of allopregnanolone. The variable clinical activity of these compounds may be due to the possibility that chemical modifications are interfering with optimal GABAA receptor engagement and consequently their on-target mode of action. Hence, these chemically distinct analogs of allopregnanolone may not have the same pharmacologic effects as the natural unmodified allopregnanolone. Milestones Achieved & Development Status • In February 2023, we announced plans to advance LYT-300 (oral allopregnanolone) for the potential treatment of anxiety disorders and PPD. • In December 2022, we announced topline results from the completed, multi-part Phase 1 trial of LYT-300. The results showed that oral administration of LYT-300 achieved blood levels of allopregnanolone at or above those associated with therapeutic benefit and resulted in exposure-dependent target engagement with GABAA receptors. • In June 2022, we achieved proof-of-principle for the Glyph platform in a healthy adult study of LYT-300. This was the first mechanistic proof-of-principle in the clinic for the Glyph platform. Data from this Phase 1 program of LYT-300 showed bioavailability of allopregnanolone that was approximately ninefold greater than that of orally administered allopregnanolone, based on previously published data. • In December 2021, we presented preclinical proof-of-concept data at the 60th American College of Neuropsychopharmacology (ACNP) Annual Meeting that supported the clinical advancement of LYT-300 for the potential treatment of neurological and neuropsychological conditions. The data presented at ACNP showed that systemic exposure of natural allopregnanolone was achieved after oral administration of LYT-300 in multiple preclinical models of increasing complexity. In contrast, systemic levels of allopregnanolone were not observed following oral administration of natural unmodified allopregnanolone. These results demonstrated the potential of the Glyph technology platform to enhance the systemic absorption of natural bioactive molecules and other small molecules with poor oral bioavailability. Expected Milestones • A placebo-controlled, Phase 2a, proof-of-concept, trial using a validated clinical model of anxiety in healthy volunteers is expected to begin in the first half of 2023, with results anticipated by the end of 2023. • An open-label, Phase 2a, proof-of-concept clinical trial in women with PPD is expected to begin in the second half of 2023. Intellectual Property • Within the extensive Glyph intellectual property portfolio, which covers a wide range of novel linker chemistries, LYT-300 is specifically covered by four patent families comprising six US patent applications and 16 foreign patent applications as of December 31, 2022, which are co-owned with Monash University or PureTech owned. Any patents to issue from these patent applications are expected to expire in 2039 through 2043, exclusive of possible patent term adjustments or extensions or other forms of exclusivity. 1 Brexanolone NDA 211371 Multi-disciplinary Review and Evaluation, FDA CDER, 2018. 2 Any Anxiety Disorder. (n.d.). National Institute of Mental Health (NIMH). https://www.nimh.nih.gov/health/statistics/any-anxiety-disorder 3 Bauman, B. L. (2020, May 15). Vital Signs: Postpartum Depressive Symptoms and Provider . . . Centers for Disease Control and Prevention. https://www.cdc.gov/mmwr/ volumes/69/wr/mm6919a2.htm?s_cid=mm6919a2_w PureTech’s Wholly Owned Programs — continued

10 PureTech Health plc Annual report and accounts 2022 St ra te g ic r ep o rt LYT-310 Therapeutic Candidate PureTech Ownership Indication Stage of Development LYT-310 Wholly-owned Epilepsies and other neurological indications Preclinical LYT-310, an oral form of cannabidiol (CBD), is being advanced for the potential treatment of epilepsies and other neurological indications. Like LYT-300, we developed LYT-310 using our Glyph™ platform, which harnesses the body’s natural lipid absorption and transport process to enable the oral administration of certain therapeutics that otherwise have poor oral bioavailability. Key Points of Innovation & Differentiation • We are developing LYT-310 to offer improved oral dosing and tolerability of CBD. A CBD-based product has received regulatory approval in the United States and Europe to treat seizures resulting from certain rare conditions, but it requires a large volume of a sesame oil-based formulation, which limits its use in broader indications and age groups. LYT-310 could expand the therapeutic application of CBD across a wider range of age groups and indications, including both rare and more common forms of epilepsy and other central nervous system disorders. LYT-310 is designed to: − enable oral administration in a capsule or other patient-friendly method of administration; − expand the use of CBD into a broad range of therapeutic areas and patient populations (such as adolescents and adults) where higher doses are required to achieve a therapeutic effect; − potentially improve safety and reduce gastrointestinal (GI) tract side effects that are associated with the currently approved CBD-based treatment by reduce GI and liver exposure; and − allow for a readily scalable, consistent product in a cost-effective manner. • Our Glyph platform reversibly links a drug to a dietary fat molecule, creating a novel prodrug. The linked fat molecule re-routes the drug’s normal path to the systemic circulation, bypassing the liver and instead moving from the gut into the lymphatic vessels that normally process dietary fats. We believe this technology has the potential to provide a broadly applicable means of enhancing the bioavailability of certain orally administered drugs that would otherwise be limited by first-pass liver metabolism. Program Discovery Process by the PureTech Team • We sought out different approaches that could selectively transport therapeutic molecules through the lymphatic system to target cells in the lymph nodes. Based on insights gained internally and via unpublished findings through our network of collaborators, we became aware of a technology being developed at Monash University that had the potential to selectively target the lymphatic system. We obtained an exclusive license to this technology and the related intellectual property. We have since further developed the platform and have generated our own intellectual property associated with the Glyph technology platform. • We conducted a systematic analysis of compounds and indications that could benefit from the application of our Glyph platform. We prioritized areas of high unmet patient need where the broad application of treatment options with validated efficacy was untapped due to poor oral bioavailability and tolerability. We believe LYT-310 may expand the therapeutic application and potential of CBD across a range of epilepsies and other neurological indications. Patient Need & Market Potential • A CBD-based product has received regulatory approval in the United States and Europe to treat seizures resulting from certain rare conditions, but it requires a large volume of a sesame oil-based formulation to achieve therapeutic levels of exposure, which limits its use in broader indications and age groups. Milestones Achieved & Development Status • In November 2022, we announced LYT-310 as a new therapeutic candidate leveraging our Glyph platform. • In multiple preclinical models, including large animal and non-human primate, LYT-310 has demonstrated a three to fourfold increase in oral exposure vs. unmodified CBD in a fasted state. This has the potential to translate into improved safety and reduced side effects. Lymphatic transport has also been confirmed in preclinical models, with up to 30% of LYT-310 entering the lymphatics, compared to 5% for unmodified CBD – which further supports the novel Glyph mechanism of enhancing bioavailability. Expected Milestones • We are advancing LYT-310 toward a Phase 1 clinical trial, which is expected to begin in Q4 of 2023. Intellectual Property • Within the extensive Glyph intellectual property portfolio, which covers a wide range of novel linker chemistries, LYT-310 is specifically covered by one patent family comprising one US patent application and four foreign patent applications as of December 31, 2022, which is co-owned with Monash University. Any patents to issue from these patent applications are expected to expire in 2038, exclusive of possible patent term adjustments or extensions or other forms of exclusivity. PureTech’s Wholly Owned Programs — continued

PureTech Health plc Annual report and accounts 2022 11 St ra te g ic r ep o rt LYT-200 Therapeutic Candidate PureTech Ownership Indication Stage of Development LYT-200 Wholly-owned Metastatic/locally advanced solid tumors Hematological malignancies Phase 1b/2a Phase 1b LYT-200 is a fully human IgG4 monoclonal antibody, or mAb, designed to inhibit the activity of galectin-9, an immunomodulatory molecule expressed by tumors and immune cells and shown to suppress the immune system from recognizing and destroying cancer cells. We are developing LYT-200 for the treatment of metastatic/locally advanced solid tumors that have poor survival rates, including urothelial and head and neck cancers. We are also developing LYT-200 for the treatment of hematological malignancies, such as acute myeloid leukemia (AML), where more than 50% of patients either don’t respond to initial treatment or experience relapse after responding to initial treatment1 and have an approximately 12.6% five-year survival rate.2 Key Points of Innovation & Differentiation • Galectin-9 promotes and facilitates multiple immunosuppressive pathways by expanding regulatory T cells, shifting macrophages from the M1 to M2 phenotype, and inducing apoptosis of activated CD4+ and CD8+ T cells. High expression of galectin-9 is evident in solid tumors and in hematological malignancies, both in patients’ tumors and blood, and correlates with poor survival outcomes and aggressive disease. Our preclinical work demonstrates single agent mechanistic and anti-tumor efficacy of LYT- 200 in multiple animal and patient-derived tumor cell models. For example, LYT-200 outperforms anti-PD-1 in a standard B16F10 melanoma model as a single agent. LYT-200 also synergizes with anti-PD-1 in activating CD4 and CD8 T cells in melanoma and pancreatic in vivo models. We are advancing LYT-200 to inhibit the multiple effects of galectin-9 and thereby potentially removing a key immunosuppressive barrier that would enable the immune system to attack and destroy the tumor. • A 2021 study published in Nature Communications proposed that the molecular mechanism by which PD-1 and galectin-9 interact to shield tumors from the immune system demonstrates for the first time that galectin-9 is a ligand for PD-1 and emphasizes its importance as a promising target for immunotherapy3. This provided further evidence that galectin-9 acts as a key regulator of the immune response to tumors and supports its importance as a potential target for cancer treatment. • We believe that LYT-200 is the most advanced clinical program against this target. It has the potential to be used as a single agent and safely in combination with checkpoint inhibitors and other anti-cancer therapies, depending on the cancer type, treatment setting and line of treatment. Additionally, targeting galectin-9 gives LYT-200 the potential to address a high unmet need for more effective therapies with improved tolerability for AML, a devastating disease in which prognosis is poor. Program Discovery Process by the PureTech Team • In order to identify approaches with the potential to provide significant therapeutic benefit to cancer patients, we opportunistically identified a foundational immunosuppressive mechanism involving galectin-9, which was the basis of certain intellectual property that we licensed from New York University prior to its publication in Nature Medicine. Patient Need & Market Potential • Metastatic/locally advanced solid tumors − In the US, there are approximately 82,000 new cases of bladder cancer each year3 of which ~90% are urothelial carcinoma.4 While metastatic disease only accounts for ~5% of bladder cancer diagnoses, prognosis for these patients is extremely poor with a 5-year survival rate of ~5%.4 − In the US, there are approximately 66,000 people diagnosed with head and neck cancers each year.5 At diagnosis, ~10% of patients have metastatic disease though an additional 20-30% will develop metastases during the course of their disease. The prognosis for metastatic disease is unfavorable with a median survival of about 10 months.6 • AML − The National Cancer Institute estimates that about 60,000 new cases of leukemia are diagnosed each year,7 including about 20,000 in AML.8 More than 50% of AML patients either don’t respond to initial treatment or experience relapse or death after responding to initial treatment1 and have an approximately 12.6% five-year survival rate.2 The poor overall survival highlights the need for more effective therapies for patients with relapsed and refractory AML. Milestones Achieved & Development Status • AML − In December 2022, a poster describing new preclinical data supporting the clinical potential of LYT-200 for the treatment of leukemia was presented at the American Society of Hematology (ASH) 64th Annual Meeting. In all models used, LYT-200 demonstrated significant anti-tumor activity and in addition to its established effects on the immune system in solid tumor models, it also notably induced direct apoptosis or cell death across all leukemia cell types. Based on this and other compelling preclinical data generated with LYT-200 in blood cancers, we initiated a clinical trial to evaluate LYT-200 as a single agent for the treatment of AML. • Metastatic/locally advanced solid tumors − In December 2022, we announced results from the monotherapy dose escalation portion of the Phase 1 program of LYT-200 as a potential treatment for metastatic solid tumors. No dose-limiting toxicities were reported, and the full results are planned for presentation in a scientific forum in 2023. − In the first quarter of 2023, we initiated a trial of LYT-200 in combination with tislelizumab in urothelial and head and neck cancers. Expected Milestones • Initial results from a subset of patients from the Phase 1b clinical trial to evaluate LYT-200 as a single agent for the treatment of AML are expected by the end of 2023. • Topline results from the Phase 1b trial of LYT-200 in combination with tislelizumab in urothelial or head and neck cancers are expected in 2024. Intellectual Property • We have broad intellectual property coverage for these antibody-based immunotherapy technologies, including exclusive rights to seven families of patent filings that are exclusively licensed from or co-owned with New York University which cover antibodies that target galectin-9, including LYT-200, methods of using these antibodies, and related immuno-oncology technologies. In addition, the intellectual property portfolio includes ten families of PureTech-owned patent applications covering the use of anti- galectin-9 antibodies in the diagnosis and treatment of solid tumors. • As of December 31, 2022, there are 17 families of intellectual property within this patent portfolio covering compositions of matter for antibodies targeting galectin-9, including LYT-200, and methods of use for the treatment of solid tumors and various other cancers, and methods of use for the treatment of hematological cancers. This intellectual property comprises three issued US patents which are expected to expire in 2038, 15 pending US patent applications, which if issued, are expected to expire 2037 through 2043, six international PCT applications, 34 pending foreign applications and eight issued patents in foreign jurisdictions. PureTech’s Wholly Owned Programs — continued 1 Walter, R. B., Othus, M., Burnett, A. K., Löwenberg, B., Kantarjian, H. M., Ossenkoppele, G. J., Hills, R. K., Ravandi, F., Pabst, T., Evans, A., Pierce, S., Vekemans, M., Appelbaum, F. R., & Estey, E. H. (2015). Resistance prediction in AML: analysis of 4601 patients from MRC/NCRI, HOVON/SAKK, SWOG and MD Anderson Cancer Center. Leukemia, 29(2), 312–320. https://doi.org/10.1038/leu.2014.242 2 Brandwein, J., Saini, L. M., Geddes, M., Yusuf, D., Liu, F., Schwann, K., Billawala, A., Westcott, C., Kurniawan, J. A., & Cheung, W. Y. (2020). Outcomes of patients with relapsed or refractory acute myeloid leukemia: a population-based real-world study. American Journal of Blood Research, 10(4), 124–133. 3 Cancer of the Urinary Bladder – Cancer Stat Facts. (n.d.). National Cancer Institute. https://seer.cancer.gov/statfacts/html/urinb.html 4 Saginala, K., Barsouk, A., Aluru, J. S., Rawla, P., Padala, S. A., & Barsouk, A. (2020). Epidemiology of Bladder Cancer. Medical Sciences, 8(1), 15. https://doi.org/10.3390/ medsci8010015 5 Head and Neck Cancer – Statistics. (2022, December 16). Cancer.Net. https://www.cancer.net/cancer-types/head-and-neck-cancer/statistics 6 Pisani, P., Airoldi, M., Allais, A., Valletti, P. A., Battista, M., Benazzo, M., Briatore, R., Cacciola, S., Cocuzza, S., Colombo, A., Conti, B., Costanzo, A., Della Vecchia, L., Russi, E. G., Fantozzi, C., Galizia, D., Garzaro, M., Genta, I., Iasi, G. A., . . . Zigliani, A. (2020). Metastatic disease in head & neck oncology. Acta Otorhinolaryngologica Italica, 40(SUPPL. 1), S1–S86. https://doi.org/10.14639/0392-100x-suppl.1-40-2020 7 Leukemia – Cancer Stat Facts. (n.d.). National Cancer Institute. https://seer.cancer.gov/statfacts/html/leuks.html 8 Acute Myeloid Leukemia – Cancer Stat Facts. (n.d.). National Cancer Institute. https://seer.cancer.gov/statfacts/html/amyl.html

12 PureTech Health plc Annual report and accounts 2022 St ra te g ic r ep o rt Karuna Therapeutics is a clinical-stage biopharmaceutical company driven to create and deliver transformative medicines for people living with psychiatric and neurological conditions. Program discovery process by the PureTech team • We and our collaborators, including leading schizophrenia experts, were excited about efficacy data generated in schizophrenia and Alzheimer’s disease by Eli Lilly with xanomeline, which had notable efficacy stemming from its activation of muscarinic receptors (M1 and M4) but had been held back by gastrointestinal tolerability issues. To overcome this, we invented KarXT, an oral M1/M4-preferring muscarinic agonist, by combining xanomeline (a muscarinic agonist) with trospium (a peripherally acting muscarinic antagonist that doesn’t cross the blood brain barrier). This enabled the beneficial effects of M1/M4 activation in the brain without the peripheral side effects. We conducted key human tolerability proof-of-concept studies with KarXT that allowed Karuna to advance it further in schizophrenia patients. Karuna licensed the key KarXT intellectual property from PureTech. If approved, we would have pioneered the development of the first new class of medicine for schizophrenia in over 50 years. Key milestones achieved and development status • In August 2022, Karuna announced positive results from the Phase 3 EMERGENT-2 trial evaluating the efficacy, safety and tolerability of its lead investigational therapy, KarXT (xanomeline-trospium), in adults with schizophrenia. The trial met its primary endpoint, with KarXT demonstrating a statistically significant and clinically meaningful 9.6-point reduction in Positive and Negative Syndrome Scale (PANSS) total score compared to placebo (-21.2 KarXT vs. -11.6 placebo; p<0.0001) at Week 5 (Cohen’s d effect size of 0.61). KarXT also met key secondary endpoints. KarXT was generally well tolerated, with a side effect profile substantially consistent with prior trials of KarXT in schizophrenia. • In the March 2023 post-period, Karuna announced positive topline results from the Phase 3 EMERGENT-3 trial evaluating the efficacy, safety, and tolerability of KarXT in adults with schizophrenia. The trial met its primary endpoint, with KarXT demonstrating a statistically significant and clinically meaningful 8.4-point reduction in Positive and Negative Syndrome Scale (PANSS) total score compared to placebo (-20.6 KarXT vs. -12.2 placebo; p<0.0001) at Week 5 (Cohen’s d effect size of 0.60). Consistent with prior trials, KarXT demonstrated an early and sustained statistically significant reduction of symptoms from Week 2 (p<0.05) through the end of the trial as assessed by PANSS total score. KarXT also demonstrated reductions in positive and negative symptoms of schizophrenia as measured by PANSS positive and PANSS negative Marder factor subscales. KarXT was generally well tolerated, with a side effect profile substantially consistent with previous trials of KarXT in schizophrenia. [Portions of this page have been removed] PureTech’s Founded Entities Founded Entities in Order of Approximate Value of PureTech’s Holdings Vor Bio is a clinical-stage cell and genome engineering company that aims to change the standard of care for patients with blood cancers by engineering hematopoietic stem cells (HSC) to unlock the potential of Vor’s highly potent targeted therapies which have an improved safety profile for patients, several of which Vor is also developing. Program discovery process by the PureTech team • We were interested in approaches to treat hematological malignancies that currently have poor response rates or poor adverse event profiles despite recent advances in cell therapies and targeted therapies. We worked with Vor Bio Scientific Board Chair, Siddhartha Mukherjee, M.D., Ph.D., on key intellectual property, which Vor Bio exclusively in-licensed from Columbia in April 2016, and on advancing this concept through critical POC experiments. Key milestones achieved and development status • In December 2022, Vor announced initial clinical data from VBP101, Vor’s Phase 1/2a multicenter, open-label, first-in-human study of tremtelectogene empogeditemcel or “trem-cel” (formerly VOR33) in patients with AML. The data observed that the first AML patient transplanted with trem-cel demonstrated durable engraftment through three cycles of Mylotarg (gemtuzumab ozogamicin), which was well tolerated at the initial dose level. • In the February 2023 post-period, Vor announced a second patient also successfully received a trem-cel transplant and engrafted normally. [Portions of this page have been removed]

PureTech Health plc Annual report and accounts 2022 13 St ra te g ic r ep o rt Akili is pioneering the development of cognitive treatments through game-changing technologies. Akili’s approach of leveraging technologies designed to directly target the brain establishes a new category of medicine – medicine that is validated through clinical trials like a drug or medical device but experienced like entertainment. Program discovery process by the PureTech team • We engaged with leading neuroscientists and clinicians who had been studying the effects of video games on cognition and the underlying neural processes accessible by sensory stimulation and we collaborated with Dr. Adam Gazzaley, M.D., Ph.D., to translate the underlying academic device into a medical intervention, including overseeing the initial product development and design and the implementation of the initial proof-of-concept studies. Key milestones achieved and development status • In August 2022, Akili, Inc. began trading on the Nasdaq Stock Market under the ticker symbol “AKLI”. • In November 2022, Akili deployed the first wave of its EndeavorRx®1 go-to-market sales force in 14 priority territories across the US with a focus on Integrated Behavioral Health Centers and pediatric providers. • In June 2020, Akili announced that the FDA granted clearance to market EndeavorRx as a prescription treatment for improving attention function in children with attention-deficit/hyperactivity disorder (ADHD) and received approval to market EndeavorRx in Europe. • In the January 2023 post-period, Akili announced topline results from STARS-ADHD-Adolescents, its pivotal trial of EndeavorRx (AKL-T01) in adolescents ages 13-17 with ADHD. The study showed robust improvements in attention and broader clinical outcomes, including attention improvements that were nearly three times as large as those seen in Akili’s pivotal trial that served as the basis for EndeavorRx’s FDA authorization for children with ADHD ages 8-12. • In the January 2023 post-period, Akili announced its 2023 operating plan to focus the company’s resources primarily on supporting the commercialization and growth of EndeavorRx as well as efforts related to the potential label expansion for EndeavorRx in broader ADHD populations. This resulted in a reduction of expenses, including a reduction in the company’s workforce by approximately 30% and pipeline reprioritization. [Portions of this page have been removed] PureTech’s Founded Entities — continued 1 EndeavorRx is the first-and-only FDA-authorized treatment delivered through a video game experience. EndeavorRx is indicated to improve attention function as measured by computer-based testing in children ages 8 to 12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx demonstrate improvements in a digitally assessed measure Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx should be considered for use as part of a therapeutic program that may include clinician- directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx is available by prescription only. It is not intended to be used as a stand-alone therapeutic and is not a substitution for a child’s medication. The most common side effect observed in children in EndeavorRx’s clinical trials was a feeling of frustration, as the game can be quite challenging at times. No serious adverse events were associated with its use. EndeavorRx is recommended to be used for approximately 25 minutes a day, 5 days a week, over initially at least 4 consecutive weeks, or as recommended by your child’s health care provider. To learn more about EndeavorRx, please visit EndeavorRx.com. 2 Important Safety Information about Plenity: Patients who are pregnant or are allergic to cellulose, citric acid, sodium stearyl fumarate, gelatin, or titanium dioxide should not take Plenity. To avoid impact on the absorption of medications: For all medications that should be taken with food, take them after starting a meal. For all medications that should be taken without food (on an empty stomach), continue taking on an empty stomach or as recommended by your physician. The overall incidence of side effects with Plenity was no different than placebo. The most common side effects were diarrhea, distended abdomen, infrequent bowel movements, and flatulence. Contact a doctor right away if problems occur. If you have a severe allergic reaction, severe stomach pain, or severe diarrhea, stop using Plenity until you can speak to your doctor. Rx Only. For the safe and proper use of Plenity or more information, talk to a healthcare professional, read the Patient Instructions for Use, or call 1-844-PLENITY. Founded Entities in Order of Approximate Value of PureTech’s Holdings Gelesis is a consumer-centered biotherapeutics company and the maker of Plenity,®2 which is inspired by nature and FDA cleared for weight management in the broadest patient population of any prescription weight management product. Since launch, Plenity has helped over 200,000 people and generated $39.5 million in revenue. The accumulated safety data demonstrates unprecedented real-world tolerability consistent with clinical studies. Program discovery process by the PureTech team • Working with leading obesity experts, we conducted a worldwide search for compelling technologies meeting key criteria for a novel approach to obesity and overweight. We agreed that the ideal characteristics included an orally administered, mechanically acting device with a favorable safety and tolerability profile. We identified and in-licensed the core intellectual property from an academic collaborator and subsequently co-invented additional intellectual property around a novel class of biocompatible, superabsorbent hydrogels, forming the basis for Gelesis’ portfolio. Key milestones achieved and development status • Gelesis received clearance from the FDA for its first product, Plenity® (Gelesis100), an aid for weight management in adults with excess weight or obesity, BMI of 25-40 kg/m2, when used in conjunction with diet and exercise, in April 2019. In June 2020, Gelesis received a CE Mark for Plenity. The product became broadly available in the US in December 2021. • In 2022, Gelesis reported product revenue, net, was $25.6 million compared to $11.2 million in 2021, a 129% increase year-over-year. • In 2022, Gelesis acquired 121,500 new members compared to 61,400 new members during 2021, a 98% increase year-over-year, and sold 374,000 units in 2022 compared to 174,000 units in 2021, a 115% increase. • In the March 2023 post-period, Gelesis announced that it has filed an initial 510(k) application with the FDA to change the classification of Plenity from prescription-only to be available over the counter (“OTC”). Gelesis has stated they believe that this shift would double Plenity’s addressable market, should significantly reduce the company’s customer acquisition costs, and could open up new, broader partnership opportunities. An OTC classification would make Plenity widely available and easily accessible, empowering individuals struggling with excess weight with an easier path to an effective, affordable, and trusted weight management product. Plenity’s unprecedented safety and efficacy profile has been demonstrated in over 200,000 patients to date. As a result of this potential change to OTC and the impact it may have on the company’s commercial strategy, as well as its current levels of liquidity, Gelesis significantly reduced its operating costs. Gelesis is evaluating strategic alternatives, including potential financing and commercial partnerships in various geographies. • In the April 2023 post-period, multiple subsequent events occurred related to the future operations of Gelesis, including PureTech submitting a non-binding proposal to acquire all outstanding equity of Gelesis, refer to Note 26 “Subsequent Events” in our annual financial statements for further details. [Portions of this page have been removed]

14 PureTech Health plc Annual report and accounts 2022 St ra te g ic r ep o rt Vedanta is leading the development of a potential new category of oral therapies based on defined consortia of bacteria isolated from the human microbiome and grown from pure clonal banks. Vedanta is a leader in the field with capabilities and deep expertise to discover, develop and manufacture live bacteria-based therapies. Program discovery process by the PureTech team • We engaged with leading world-renowned experts in immunology and identified and in-licensed intellectual property to pioneer the concept of therapeutically defined consortia of microbes that could modulate the immune system or treat bacterial infections. Key milestones achieved and development status • In October 2021, Vedanta announced that its Phase 2 clinical trial of VE303, an orally administered investigational live biotherapeutic product (LBP) in development for the prevention of recurrent CDI in high-risk patients, met its primary endpoint. • In April 2022, results from a Phase 1a/1b study evaluating the safety, tolerability, and colonization dynamics of VE303 in healthy adults were published in the journal Cell Host & Microbe. • In June 2022, Vedanta announced the opening of a new facility designed to manufacture clinical and commercial supply for its therapeutic portfolio. • In the 2023 post-period, Vedanta announced a $106.5 million financing to advance its pipeline of defined bacterial consortia therapies. [Portions of this page have been removed] PureTech’s Founded Entities — continued Founded Entities in Order of Approximate Value of PureTech’s Holdings Sonde is developing a voice-based technology platform that detects changes in the sound of voice that are linked to health conditions – like depression, anxiety and respiratory disease – to provide health tracking and monitoring. Sonde’s proprietary technology can be integrated into ubiquitous devices such as smartphones, headphone and smart speakers. Program discovery process by the PureTech team • We identified vocal features as a leading non-invasive source of health data, particularly given the evolving technology landscape where voice interactions with devices are rapidly increasing and in-licensed proprietary technology from Thomas Quatieri, Ph.D., at MIT’s Lincoln Laboratory in May 2016. We developed additional, novel intellectual property around this concept and helped advance the technology from an academic concept to a commercially focused technology. Key milestones achieved and development status • In January 2022, Sonde announced the signing of a multi-year strategic partnership with GN Group to research and develop commercial vocal biomarkers for mild cognitive impairment associated with hearing loss. • In December 2022, Sonde raised a $19.25 million Series B investment round led by Partners Investment, with participation from NEOM Company, KT Corporation and existing investors, including co-founders PureTech Health and M Ventures. [Portions of this page have been removed]

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E SG 20 PureTech Health plc Annual report and accounts 2022 ESG Report — continued To ensure compliance and rigor in our approach, we seek approval from Independent Ethics Committees and local regulatory authorities on all investigative medicine trials. In addition, our employees who are engaged with clinical trials, either as clinical staff or their designees, are responsible for ensuring full compliance with best clinical practice. When sponsoring an Investigational New Drug (IND) application, we acknowledge our responsibility to both participants and the regulatory agencies who put their trust in us to act responsibly. We have a robust governance framework in place which includes effective policies and protocols such as our Standard Operating Procedure for Adverse Event Reporting, which helps us to monitor, review and act on any incidents. Clinical trial participants are made fully aware of all risks involved prior to participating in a clinical trial. To confirm this, we ensure that every patient has provided informed consent of their willingness to participate through a signed voluntary commitment. Our informed consent requirements are set out in the PureTech Clinical Research Policy. We also rely on the use of human biological specimens to develop our innovative therapies through clinical trials, which require informed consent. Our Human Biological Specimens Policy specifies our commitment to respecting both donors and the specimens they provide and that collecting, obtaining, storing and using human biological samples must be obtained through consent. Our Chief Medical Officer is responsible for ensuring that PureTech follows all US and applicable international regulatory requirements and standards and applicable bioethics principles. In 2022, there were no FDA sponsored inspections related to clinical trial management and pharmacovigilance that resulted in PureTech receiving Voluntary Action Indicated (VAI) and Official Action Indicated (OAI) from FDA. Bioethics: R&D Our R&D approach focuses on enhancing on-target efficacy, enabling oral administration or improving tolerability to unlock new classes of medicine that have been held back due to these challenges. Our ethical and quality management standards allow for continuous improvement through R&D, while helping us to maintain high standards of product quality and safety in compliance with relevant regulations at each phase. In 2022, we spent $152.4 million on research and development projects to develop new and innovative therapeutics (see page 57 for details on R&D expenses). As we enhance our R&D strategy, we continue to assess and identify areas for improvement across our clinical trial safety, quality and risk management processes. For example, in 2022 we implemented new policies relating to Good Manufacturing Practices (GMP) and regulatory inspections to reinforce ethics into our processes. Looking ahead, additional policies and Standard Operating Procedures (SOPs) specific to GxP risk assessment are planned for 2023. As a leading clinical-stage biotherapeutics company, our mission is to address devastating diseases and improve the health of patients around the world through differentiated medicines. To achieve this consistently and in a way that prioritizes both business ethics and sustainability, we target three core areas to best support patients: Commitment 1 Addressing unmet medical needs Commitment 2 Ensuring patient safety Commitment 3 Accelerating our R&D engine to unlock new medicines The patient population we aim to create value for is widespread as we explore potentially life-transforming treatments across many serious diseases. We continued to develop our Wholly Owned Pipeline in 2022 through the expertise of our dedicated team and in collaboration with our extensive network of scientists, clinicians and industry leaders. For details on our Wholly Owned Pipeline, please see pages 8 to 11. Commitment 1: Addressing unmet medical needs Our team is committed to delivering therapeutics where there are unmet medical needs. We do this by applying our unique insights to the great foundational work that was conducted by our industry. For decades, biopharma has devoted time and resources to discovering new modalities and proving they work in patients, but important new medicines were abandoned after running into issues that seemed insurmountable at the time. Our R&D approach is centered on enhancing on-target efficacy, enabling oral administration or improving tolerability to unlock new classes of medicine that have been held back by one of these issues. With our cutting-edge R&D efforts, we are targeting these gaps while creating long-term value for both patients and stakeholders. Commitment 2: Ensuring patient safety Patient safety underpins everything we do. Our dedicated team of researchers, together with our external stakeholders, follow strict procedures, processes and guidelines to ensure the upmost safety of our clinical trials and R&D processes. Delivering Safe Clinical trials We conduct all clinical trials according to the highest standards of ethics and safety. All our trials follow the standards of the International Conference on Harmonization (ICH) Good Clinical Practice guidelines and the World Medical Association (WMA) Declaration of Helsinki on the Ethical Principles for Medical Research Involving Human Subjects. Chapter 1: Patients

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Pulmonary Fibrosis Foundation™

3 GOOD HEALTH AND WELL-BEING

We are Committed to the Fight Against Idiopathic Pulmonary Fibrosis (IPF)

It's important to note that the work we do at PureTech every day is in service to the patients we hope to help. Our most advanced wholly-owned therapeutic candidate, LYT-100, is being developed for the potential treatment of conditions involving inflammation and fibrosis, including IPF. IPF is a progressive and life-shortening disorder of the lungs with a median survival rate of 2-5 years.[6]

2-5 YEARS
Median survival[6]

~230,000[6]
People are affected by IPF in the US and EU5[7,8]

~75%
IPF patients not on standard of care therapy[9]

2
FDA approved drugs on the market with significant tolerability issues

Consistent with our commitment to improve the care of patients with IPF, we partnered with the Pulmonary Fibrosis Foundation (PFF) in 2022 to help raise awareness of the condition in several ways.

We have a strong relationship with PFF, which is the leading patient advocacy organization for the IPF community. They not only provide support and educational resources to the community but are also working to identify effective treatments for IPF. PFF is also a trusted resource and partner to PureTech as we advance LYT-100 through the clinic.

Our initiatives:

We have undertaken an awareness initiative to inform patients with IPF across the globe of our investigational treatment option in clinical development. We also work to ensure that caregivers of patients with IPF are included in our IPF study by creating caregiver-specific guides inviting them to participate in trial meetings.

In September 2022, we promoted Pulmonary Fibrosis Awareness Month to raise awareness of IPF and to serve as inspiration for our employees.


PULMONARY FIBROSIS
awareness month
SEPTEMBER
Pulmonary Fibrosis Foundation

Virtual Lunch & Learn with PFF IPF Ambassadors



PureTech/PFF Walk


IDIOPATHIC
PULMONARY
FIBROSIS (IPF)
ELEVATE

Employee-led fundraising with company match

In September 2022, we sponsored an inaugural PFF Education Symposium, an event to provide an overview and update on the research and development of innovative therapies – like LYT-100 – to improve the lives of those living with pulmonary fibrosis and related conditions.

We believe that working with advocacy groups such as the PFF and hearing from IPF ambassadors with lived experiences of the diseases will help us incorporate the patient voice in our work.

6 Fisher, M., Nathan, S. D., Hill, C., Marshall, J., Dejonckheere, F., Thuresson, P., & Maher, T. M. (2017). Predicting Life Expectancy for Pirfenidone in Idiopathic Pulmonary Fibrosis. *Journal of Managed Care & Specialty Pharmacy*, 23(3-b Suppl), S17 -S24. https://doi.org/10.18553/jmcp.2017.23.3-b.s17
7 GlobalData Epidemiology and Market Size Search.
8 United Kingdom, France, Germany, Italy and Spain.
9 Dempsey, T., Payne, S. C., Sangaralingham, L. R., Yao, X., Shah, N., & Limper, A. H. (2021). Adoption of the Antifibrotic Medications Pirfenidone and Nintedanib for Patients with Idiopathic Pulmonary Fibrosis. *Annals of the American Thoracic Society*, 18(7), 1121–1128. https://doi.org/10.1513/annalsats.202007-901oc

PureTech Health plc Annual report and accounts 2022 21

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Environmental considerations continue to play a key role in R&D as we strive to reduce or eliminate hazardous chemicals from our R&D process. We also ensure that we remain aware of the latest developments in green chemistry and we intend to evaluate the adoption of eco-design principles in the future. To that end, in the 2023 post-period, we have already managed to optimize some of our large scale drug substance processes to replace more hazardous solvents that negatively impact the environment.

Bioethics: Animal Research

Animal research plays an essential and irreplaceable role in the advancement of drug discovery as it helps researchers answer questions of biological uncertainty.

PureTech conducts animal testing only when necessary to advance the development of therapeutics and is required by regulatory authorities, before human testing of new medicines can take place.

We follow the guidelines set out under the USDA Animal Welfare Act and are committed to the humane and ethical treatment of animals. Studies involving animals are reviewed and approved by the Executive Team and are conducted at externally qualified and certified vendors that meet our principles and expected practices for the care, welfare and treatment of animals.

We are committed to applying the replacement, reduction and refinement of animal studies (3Rs) each time we consider the use of animal testing. This includes the following commitments:


REPLACE
REDUCE
REFINE

- **REPLACE:** We use alternative methods to animal testing wherever possible.
- **REDUCE:** We use the minimum number of animals in trials.
- **REFINE:** We minimize pain, suffering and distress, and improve the welfare of animals used in trials.

Bioethics: Quality Management

We have a robust Quality Management System (QMS) in place to oversee our raw material suppliers. Our QMS consists of various SOPs which describe our controlled processes that result in consistent quality control as per PureTech's quality system. SOPs include, but are not limited to, the processes relating to the:

- Qualification of New Vendors
- Qualification of Existing Vendor for New Materials
- Management of Changes related to Vendor
- Evaluation of Supply for Quality
- Change Control
- Batch Disposition
- Employee Training on New Materials

To ensure our QMS is robust and up to date, risk assessment protocol is built into our procedures for vendor audits, vendor oversight, and data integrity for Chemistry, Manufacturing, and Controls (CMC). This allows us to quickly determine vendor risks and accelerate new vendor onboarding to meet business demands.

Ensuring Drug Efficacy and Safety

None of the therapeutic candidates from within PureTech's Wholly Owned Pipeline are currently on the market. Therefore, in 2022, PureTech received no FDA warning letters, no products were delayed due to a lack of regulatory approval and no product recalls took place.

As we continue to advance our therapeutic candidates towards commercialization, we will continue to practice our clinical protocols diligently to ensure ongoing safety and compliance across our operations and clinical trials.

Commitment 3: Accelerating our R&D engine to unlock new medicines

R&D has been the bedrock of progress in global health and a key component in the successful discovery and development of our therapeutic candidates.

Currently, our Wholly Owned Pipeline consists of five therapeutic candidates, including one that has been licensed to and is being developed by a partner.

5
Therapeutic candidates

4
Therapeutic candidates in clinical stage

Generating such a robust pipeline that has the potential to address millions of patients with unmet medical needs has been made possible through our strong R&D model.

We are proud of our model which allows us to fulfill our unyielding commitment to delivering potentially life-changing new therapies for patients in need. We will continue to leverage this model, our scientific insight and our network of scientists, clinicians and industry leaders to unlock new medicines and deliver highly innovative therapeutics for patients.


3 GOOD HEALTH AND WELL-BEING
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

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Chapter 2: People

"PureTech is committed to developing medicines that have the potential to transform lives. We are equally committed to our own PureTech team who drive our ongoing success. Our ESG initiatives aim to reflect this dedication as we work to consistently deliver a truly sustainable business."

Bharatt Chowrira
President and Chief Business, Finance and Operating Officer

Our employees are critical to bringing our vision to life. Through their hard work and passion, we aim to deliver innovative therapeutics that improve patients' lives while also creating long-term value for our stakeholders.

We believe that a collaborative and respectful working environment is vital to cultivating a safe and creative space where employees can thrive. To achieve this, we are committed to delivering on the following four priority areas:

Commitment 1

Building a diverse, equitable and inclusive workplace

Commitment 2

Promoting employee development to attract and retain the best talent

Commitment 3

Maintaining a robust Employee Health and Safety (EHS) program

Commitment 4

Strengthening engagement and collaboration between people, communities and partners

Our employees are predominantly located near our headquarters in Boston, MA, with two individuals based in London. As of December 31, 2022, we had a total of 111 employees. Of these, 66 employees work in R&D roles while 45 are engaged in PureTech's general and administrative functions.

Commitment 1: Building a diverse, equitable and inclusive workplace

Diversity, Equity and Inclusion

We believe that the best ideas come from diversity in thought, ideas and perspectives, which all contribute to helping unlock our maximum potential as an organization. This is why we promote a diverse, equitable and inclusive work environment in which all people are treated with the upmost dignity and respect.

Under our Equal Opportunity Policy of non-discrimination and equal opportunity, we are committed to treating all employees and qualified applicants fairly and equally regardless of their race, color, religion, gender or gender identity, sexual orientation, nationality, ancestry, age, physical or mental disability, veteran or military service, or any other status protected by law.

Our commitment to diversity and inclusion is evident across all aspects of our employment practices and covers all stages from hiring, job assignment, promotion and compensation to discipline, discharge, benefits and training.

10 REDUCED INEQUALITIES

Championing Gender Diversity

We pride ourselves on our strong commitment to gender diversity and towards enhancing gender balance within the medical sector. We are committed to promoting diversity within our leadership team and at the employee level to ensure a balanced approach. Our gender diversity rate as of December 31, 2022, sits at 44% at Board level, and a 50% across the total workforce:

	Total employees		Managers		Board	
Gender	2021	2022	2021	2022	2021	2022
Female	45%	50%	33%	41%	44%	44%
Male	55%	50%	67%	59%	56%	56%

We continue to make strong progress in embedding diversity at a leadership level. We believe that a diverse board and senior management team can help to generate better performance, retain exceptional talent and enhance shareholder value.

The 2022 Hampton-Alexander Review into Boardroom gender diversity reported that only 12 FTSE 250 companies have female CEOs – and we are proud to be one of those companies. Our founder and CEO, Daphne Zohar, is a successful entrepreneur who runs our standout team. She has been the leading figure in PureTech's fundraising and business development since inception and is vital to establishing our therapeutic pipeline across our Wholly Owned Programs and Founded Entities. Additionally, we were recognized in the 2022 FTSE Women Leaders Review for our efforts to improve the number of women in senior leadership positions – achieving 44% gender diversity at Board-level.

5 GENDER EQUALITY

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E SG 24 PureTech Health plc Annual report and accounts 2022 ESG Report — continued Celebrating Juneteenth In June 2022, we celebrated Juneteenth, commemorating the emancipation of slavery in the US. To acknowledge and learn more about this historical event, we distributed resources to employees highlighting the history, culture and events of Juneteenth. As of 2023, PureTech has also added June 19th as a company holiday to observe this important day in history. Promoting Cultural Diversity As well as championing gender equality, we take great pride in celebrating and enhancing the cultural diversity of our workforce and the communities we serve. We are US Equal Employment Opportunity Commission compliant with an annual EEO-1 Report filing, disclosing information about our employees’ job categories, ethnicity, race and gender. This helps us to enhance transparency and see where we can better target efforts to further enhance the diversity of our workplace. We are proud to report that as of 2022, our cultural diversity rate at the Board-level is 44%, and we are continuing to enhance the cultural diversity of our wider management team and workforce. In 2022, we enhanced our support to promote all forms of cultural diversity, led by the employee-led Cultural and Social Committee. The joint committee, formed in 2021, aims to create programs that celebrate diversity, promote equity and encourage respect for one another. Some of the 2022 initiatives included: Supporting Asian American and Pacific Islander (AAPI) Heritage Month In May 2022, we held an initiative to recognize the contributions of Asian Americans and Pacific Islander Americans to the history, culture and achievements in the US In honor of AAPI month, we hosted a month-long initiative to circulate company-wide materials discussing AAPI history, culture, events and resources. Celebrating LGBTQ+ Pride Month In June 2022, we celebrated LGBTQ+ Pride Month, dedicated to the celebration and recognition of the impact lesbian, gay, bisexual, and transgender (LGBTQ+) individuals have had and continue to have. We celebrated in a few ways, notably: • Distributed resources to employees highlighting LGBTQ+ life science professionals • Updated our company logo to raise awareness and solidarity for LGBTQ+ causes • Hosted Jessica Halem, an award-winning educator, advocate and consultant on LGBTQ+ issues, to speak on how to enhance inclusive and equitable environments Enhancing Pay Equity We believe in providing equal pay opportunities to our people regardless of their gender, race, ethnicity or any other characteristics not relevant to their role or performance in it. Due to the size of our business, we are not legally obliged to produce a Gender Pay Gap Report, however, we ensure full compliance with all local laws relating to equal pay and remuneration. We are also committed to enhancing workplace transparency and equality through our human capital programs which promote career development, workplace equity, as well as diversity and inclusion.

ESG Report — continued

Commitment 2: Promoting employee development to attract and retain the best talent

Human capital is vital to a successful business operation to identify new opportunities, innovate and lead. We depend on our people, their scientific knowledge, skills and commitment to thrive. As such, the personal development, retention and recruitment of industry-leading talent is one of the top priorities for PureTech.

Recruitment and Retention

Our business continues to grow rapidly as our Wholly Owned Programs advance. As a result, the PureTech team too has grown rapidly in 2022, with our head count growing by 16.8% year-over-year. This growth has enabled us to create new roles internally and attract new talent to broaden our business and expertise.

	2021	2022
Total number of employees	95	111
Year-over-year growth (%)	44%	16.8%
Employee turnover (%)	25%	30.62%
Internal promotions (%)	17%	17%

Developing a sustainable and diverse pipeline of talent is the principal focus of our recruitment strategy. We source our talent through our outstanding network of world leading scientists. We also source emerging talent from local top tier universities in Boston – the heart of the world's biotech hub – as well as through partnerships with local university cooperative education programs. Co-op programs provide students with opportunities to alternate periods of academic study with several months of full-time employment related to their academic majors and interests. Undergraduate co-op students can join PureTech for six month paid internships in our Research department, adding to our talent acquisition pipeline. Participating in life science career fairs is another way of targeting skilled candidates.


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DECENT WORK AND ECONOMIC GROWTH

Beyond this, we are passionate about providing opportunities to those hoping to pursue a career in life sciences. To support first-generation students from under-resourced and under-represented communities, we partner with local organizations like Project Onramp to offer paid summer internships. In 2022, we welcomed 9 interns through our various programs.


34%
Partnerships with local universities
22%
Project Onramp
22%
Internal referrals
22%
Co-op program

Happy Intern Day

In July 2022, we hosted an intern day coffee break at our Boston HQ to celebrate the future generations of the life sciences industry. This provided an opportunity not only for PureTech to thank our interns for their work but also for participating interns to meet PureTech employees across all functions in order to better understand our business and how they can build their skillsets for an exciting career in biotech.

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E SG 26 PureTech Health plc Annual report and accounts 2022 ESG Report — continued Employee safety training • Mandatory annual safety training provided to all employees in accordance with the Occupational Safety and Health Administration (OSHA) • Mandatory annual active shooter training provided to all employees • Optional annual first aid training provided to all employees by Safety Trainers • Optional annual CRP training provided to all employees • Mandatory DOT/HAZMAT training provided to all lab staff every three years • Mandatory Personal Protective Equipment (PPE) policy training provided to all lab staff year round R&D training • Optional training on how to conduct effective scientific presentations; offered four times a year for R&D team Training and Development We uphold the value of human capital development at PureTech, encouraging managers and employees to discuss job performance and goals on an informal, day-to-day basis while also conducting formal performance evaluations annually. We encourage regular one-on-ones between employees and their supervisors, and progress is monitored via an online portal. This enables employees and managers to have clear visibility over their goals throughout the year, which in turn facilitates ongoing constructive feedback and development. In 2022, 100% of our employees received performance appraisals. For PureTech, career development goes beyond providing opportunities for promotions. We believe an effective career development program entails providing opportunities to enhance employees’ competitive capabilities. To achieve this, we offer a broad range of training to and also fund participations in development programs on a case-by-case basis. Some of the development trainings include: IT training • Mandatory annual IT training provided by Risk Management Solutions (RMS) for all employees • Mandatory annual cybersecurity training for all employees, with follow- on assignment to be completed HR training • Mandatory training at onboarding covering PureTech practices and policies • Special training based on job function; e.g., employees who perform GxP work are assigned matrices by the Quality Assurance department • Leadership coaching for managers Governance training • Mandatory annual anti-harassment training provided by an external partner for all employees • Mandatory annual anti-harassment training provided by an external partner to all managers

ESG Report — continued

Employee Benefits

The physical, financial, social and emotional well-being of our employees is a priority at PureTech. As a result, we provide a range of benefits for employees.

An enrollment session is held annually with our benefits administrator, Baystate Benefit Services, to help our employees understand how they can make best use of the benefits available to them. Following a US model since this is where the majority of our employees are based, our benefits and perks include:

- Premium health plan with an option to choose from a PPO or HMO plan
- Dental plan
- Vision plan
- Short-term and long-term disability plans
- 401(k) retirement plan with 3% non-elective contribution by the company
- Performance share plan
- One-on-one financial coaching
- Technology reimbursement program
- Health Reimbursement Account (HRA)
- Benefits continuation (COBRA)
- Paid parental leave (up to 12 weeks)
- Onsite nursing and wellness room
- Employee led Cultural Committee
- Onsite free snacks & drinks
- Flexible working plans
- 24/7 unlimited assistance by ComPsych® on resources and information on life's challenges
- Pre-tax parking and transit benefits
- Gym membership reimbursement in addition to an onsite gym facility in Boston
- Entertainment discounts
- Life insurance
- Medical FSA
- Dependent Care FSA

PureTech's performance share plan provides the majority of employees stock options upon joining the organization. We also provide appropriate market-based compensation and incentives in alignment with the goals of the organization and its shareholders.

As of 2022, none of our employees are subject to collective bargaining agreements or represented by a trade or labor union. As an employer we are, however, respectful of the rights of our employees, we thus support their right to collective bargaining and freedom of association.

8 DECENT WORK AND ECONOMIC GROWTH

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E SG 28 PureTech Health plc Annual report and accounts 2022 ESG Report — continued PureTech’s EHS team is led by three specific roles as per the requirements of OSHA. The roles and the responsibilities involved are as follows: Biological Safety Officer (BSO) Oversees all ongoing scientific projects in the company, ensuring compliance with local regulations and guidelines as well as providing guidance to all members of staff conducting biological work. The BSO is also a member of the Institutional Biosafety Committee (IBC). Chemical Hygiene Officer (CHO) Appointed under the Chemical Hygiene Plan, the CHO is responsible for designing, developing, implementing, and maintaining the Company’s chemical hygiene policies and practices. They are also responsible for ensuring appropriate safety procedures and training are in place and ensuring that all hazardous waste is disposed of correctly. Emergency Coordinator The role involves keeping PureTech’s Emergency Plan up to date and reviewing and amending it where necessary. As well as overseeing day-to-day activities, the EHS team reviews EHS protocols on an annual basis, or when emerging reasons demand a process review, such as a lab incident, new project, or the introduction of a new piece of equipment. Commitment 3: Maintaining a robust Employee Health and Safety (EHS) program It is our unyielding commitment to provide a healthy and safe working environment for our employees that supports their physical and mental wellbeing. Throughout the COVID-19 pandemic, we have prioritized the health of our people while ensuring ongoing business continuity through detailed and regularly updated action plans. In 2021, PureTech took steps to evolve its hybrid working model in response to the pandemic. In 2022, we have continued to implement flexible/remote working while maintaining the safety protocols established at the beginning of COVID-19. We continue to conduct mandatory PCR tests for onsite staff and employees can track COVID-19 cases on the employee intranet to mitigate risk. EHS Governance We have a robust Employee Health and Safety Management System (EHSMS) in place that tracks and ensures adherence to all EHS-related activities including employee safety training, lab safety protocols and emergency action planning. Our EHS activities are overseen by a Safety Committee consisting of three underlying sub-committees, with support from an external EHS expert who is certified through the National Registry of Certified Microbiologists (NRCM) and is a Registered Biosafety Professional (RBP). General Safety Committee Establishes EHS-related protocols and applications and submits to IBC and IACUC for review/approval. The committee meets monthly and is formed by PureTech lab operations staff. Institutional Biosafety Committee (IBC) Ensures all research, teaching, and training involving potentially biohazardous agents at our labs are conducted in compliance with US National Institutes of Health (NIH) guidelines, in accordance with Centers for Disease Control (CDC), Prevention Biosafety in Microbiological and Biomedical Laboratories (CDC, BMBL), Occupational Safety and Health Administration (OSHA) and local regulations, and with proper concern for the safety, the environment, and the surrounding communities. The committee meets monthly and reports to US National Institutes of Health (NIH). Institutional Animal Care & Use Committee (IACUC) Ensures our animal testing upholds the US federal regulations on animal care and use. Compliance is recorded through our Public Health Service Assurance document, which is approved by the Office of Laboratory Animal Welfare (OLAW) at NIH. Conduct internal lab/EHS audit Reports to NIH OLAW IBC General Safety Committee IACUC

E SG PureTech Health plc Annual report and accounts 2022 29 ESG Report — continued Commitment 4: Strengthening engagement and collaboration between people, communities and partners We consider stakeholder engagement and collaboration to be the cornerstone of innovation and key to unlocking the solutions we need to address pressing medical needs. As such, we promote a positive and interconnected company culture among our stakeholders, while ensuring we make a positive difference to the communities closest to us. Employee Engagement We have series of initiatives to promote employee engagement which have been received with great enthusiasm: Employee Intranet, a Connection Hub Features important company information and employee resources in one easily accessible portal. Some of the featured contents include company news, new hire highlights, upcoming company events, employee directory, social gallery and an opportunity to provide feedback. Employee-led Cultural and Social Committee Plan and host D&I-related programs to foster engagement and respect and to create a sense of community belonging for our people. Employee Engagement Survey Anticipated to be conducted every two years, our inaugural employee survey was conducted in 2021 to better understand our employees’ needs, concerns, and satisfaction rate. The results revealed how well PureTech performed in areas such as teamwork, providing a respectful work environment and building strong interconnected teams. The results of our next survey are expected to be reported in our 2023 ESG report. EHS Training and Audits We provide a mandatory safety training program for all our staff and conduct regular internal audits to maintain industry- leading health and safety (H&S) standards. Our H&S training modules consist of the following to integrate and maintain highly effective H&S culture: • Mandatory annual safety training provided to all employees in accordance with the Occupational Safety and Health Administration (OSHA) • Optional annual first aid training provided to all employees by dedicated Safety Trainers • Optional annual CPR training provided to all employees • Mandatory annual active shooter training provided to all employees • Mandatory year-round Personal Protective Equipment (PPE) training provided to all lab staff • Mandatory DOT hazmat training provided to all lab staff Key safety information is communicated to employees through regular internal communication channels such as town hall meetings, bulletin boards, memoranda, and other written internal communications. Employees must report any concerns to a supervisor or PureTech’s operations team. A lab audit is conducted on a quarterly basis to ensure employee safety and compliance with all appropriate regulations. The audit captures action items as required and is reviewed monthly by the Safety Committee. Reporting on Incidents PureTech’s operation is classified as a ‘research and development laboratory’ according to the Standard Industrial Classification (SIC) or North American Industrial Classification System (NAICS) codes and hence we are exempt from reporting on incidents to OSHA. With that said, we continue to practice thorough safety protocols at our lab facilities and are committed to continuously improving our EHS measures driven by our Safety Committee.

E SG 30 PureTech Health plc Annual report and accounts 2022 ESG Report — continued Promoting Employee Wellbeing A shift to a hybrid working model has impacted work-life balance for many around the globe. At PureTech, we believe that wellbeing is critical to developing a sustainable and happy workplace. This includes ensuring physical, emotional, financial, social factors as well as a sense of community belonging, and purpose are prioritized. In 2022, we hosted periodic happy hours for all employees to wind down and connect with one another and organized various initiatives and activities to promote employee wellbeing: PureTech Coffee Chat Program We introduced our inaugural PureTech Coffee Chat Program to foster engagement, collaboration and connection amongst our peers. This optional program randomly paired participating employees across various departments to meet in-person or virtually to talk about their work and interests over coffee. The initiative proved to be very successful, with a 47% participation rate and positive feedback from participants. Mental Health Awareness Program In support of Mental Health Awareness month, resources and discounts for wellness programs, such as expert resources and virtual wellness classes, were introduced to all employees. Additionally, we hosted Krista Quinn, a wellness trainer and somatic therapy coach, to provide a guided mediation session to help employees unwind. Employee Outings We hosted a company retreat, joined a corporate sports league, and offered multiple online competition/ entertainment activities throughout the year as opportunities for employees to connect with one another outside of work. In some instances, employees’ family members were welcomed to join the fun. Community Engagement As a community member within Boston’s thriving biotech hub, we are committed to giving back to our community. In 2022, we contributed to several community initiatives and charitable events, which included: Fred Hutch – Climb to Fight Cancer In January 2022, Bharatt Chowrira, PureTech’s President and Chief Business, Finance and Operating Officer, participated in the Fred Hutch Climb to Fight Cancer fundraiser by trekking to the Mt. Everest Base Camp. The goal of the expedition, which was led by Luke Timmerman and comprised of entrepreneurs, executives and investors from the biotech and pharmaceutical industries, was to collectively raise $1M to support cancer research. PureTech is proud to have contributed $15,000 towards the cause, which collectively raised over $1.3M to fund innovative cancer and infectious disease research. In February 2023, Bharatt Chowrira again participated in the Fred Hutch Climb to Fight Cancer fundraiser by climbing Mt. Kilimanjaro, Tanzania. The team collectively raised more than $1.1M to support cancer research. Supporting Ukraine – International Rescue Committee (IRC) In March 2022, PureTech employees supported the International Rescue Committee relief fund to provide vital funds to support Ukrainian humanitarian efforts. With PureTech committed to matching up to $10,000 of employee donations, we were proud to see employee donations reach $6,250, which we matched to contribute a total of $12,500 for the charity. American Red Cross Blood Drive In April 2022, we hosted an American Red Cross blood drive at our HQ in Boston, MA. With millions of patients needing blood transfusions each year, this important initiative aligns to our purpose of helping patients in need, while bringing together our employees to save lives.

ESG Report — continued

catie'scloset	**Catie's Closet Drive**	In April 2022, we hosted a clothing drive to serve schools with over 50% poverty rate. Catie's Closet improves school attendance and graduation rates, as well as the mental, emotional, and physical health of students facing poverty, homelessness, and other crises by providing free, in-school access to clothing and basic necessities and uniting with community partners to meet students' other immediate needs. Catie's Closet serves over 100 schools across Massachusetts and New Hampshire, helping more than 75,000 students daily.
Lymphatic Education & Research Network	**Lymphatic Education & Research Network (LE&RN) Walk**	In May 2022, we hosted a global walk for LE&RN to raise awareness of lymphatic diseases. We are a proud sponsor of LE&RN, which is a non-profit organization to fight lymphatic diseases through education, research and advocacy. Being a sponsor has given us the opportunity to connect with designated institutions who provide the best possible multi-disciplinary clinical care and services for patients affected by lymphatic diseases.
Pulmonary Fibrosis Foundation™	**Pulmonary Fibrosis Foundation (PFF) Walk**	In September 2022, we hosted an in-person charity walk and a fundraiser in honor of Pulmonary Fibrosis Awareness Month, a cause close to our hearts as seen from our most advanced therapeutic candidate LYT-100, which is being developed for the potential treatment of IPF (see page 8 for more). We are proud to have contributed towards the PFF fundraiser walk, which collectively raised over $1M this year.
RELATED BEAL PURETECH GIVING LIFE TO SCIENCE®	**Halloween Candy Drive**	In September 2022, we participated in the Halloween candy drive hosted by Related Beal to support South Boston Community House – a non-profit organization providing support to family and neighborhood life in South Boston through access to Early Education and Care Preschool, School Age, Education and Career Development Programs, Senior Programs and Family Engagement – and Tierney Learning Center – a Boston based organization with a mission to address the educational, employment, financial stability, and health & wellness goals of low-income families in South Boston.
Hunger Free Holidays GBFB.org	**The Greater Boston Food Bank – Hunger Free Holidays Campaign**	In November 2022, we participated in a fundraiser for the Hunger Free Holidays campaign hosted by the Greater Boston Food Bank to raise awareness and funds during the holiday season for the 1 in 3 who are food insecure. We are proud to have contributed nearly $8K to this cause.
RELATED BEAL PURETECH GIVING LIFE TO SCIENCE®	**Holiday Clothing Drive**	In December 2022, we participated in the holiday clothing drive hosted by Related Beal to support men, women, and children at the Commonwealth Land Trust in Roxbury and Dorchester – a non-profit organization providing affordable housing and supportive services to the most vulnerable individuals and families in Massachusetts to prevent homelessness, rebuild lives, and preserve neighborhoods – as well as elders at the Edgar P. Benjamin Healthcare Center in Roxbury – a non-profit skilled Nursing and Rehabilitation Center servicing the greater Boston community.

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E SG 42 PureTech Health plc Annual report and accounts 2022 ESG Report — continued Board of Directors

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Risk management

The execution of the Group's strategy is subject to a number of risks and uncertainties. As a clinical-stage biotherapeutics company, the Group operates in an inherently high-risk environment. The overall aim of the Group's risk management effort is to achieve an effective balancing of risk and reward, although ultimately no strategy can provide an assurance against loss.

Risks are formally identified by the Board and appropriate processes are put in place to monitor and mitigate them on an ongoing basis. If more than one event occurs, it is possible that the overall effect of such events would compound the possible effect on the Group. The principal risks that the Board has identified as the key business risks facing the Group are set out in the table below along with the consequences and mitigation of each risk. These risks are only a high-level summary of the principal risks affecting our business; any number of these or other risks could have a material adverse effect on the Group or its financial condition, development, results of operations, subsidiary companies and/or future prospects. Further information on the risks facing the Group can be found on pages 175 to 211 which also includes a description of circumstances under which principal and other risks and uncertainties might arise in the course of our business and their potential impact.

Risk	Impact*	Management Plans/Actions
1 Risks related to science and technology failure The science and technology being developed or commercialized by some of our businesses may fail and/or our businesses may not be able to develop their intellectual property into commercially viable therapeutics or technologies. There is also a risk that certain of the businesses may fail or not succeed as anticipated, resulting in significant decline of our value.	The failure of any of our businesses could decrease our value. A failure of one of the major businesses could also impact the perception of PureTech as a developer of high value technologies and possibly make additional fundraising at PureTech or any Founded Entity more difficult.	Before making any decision to develop any technology, extensive due diligence is carried out that covers all the major business risks, including technological feasibility, market size, strategy, adoption and intellectual property protection. A capital efficient approach is pursued such that some level of proof of concept has to be achieved before substantial capital is committed and thereafter allocated. Capital deployment is generally tranched so as to fund programs only to their next value milestone. Members of our Board or our management team serve on the board of directors of several of the businesses so as to continue to guide each business's strategy and to oversee proper execution thereof. We use our extensive network of advisors to ensure that each business has appropriate domain expertise as it develops and executes on its strategy and the R&D Committee of our Board reviews each program at each stage of development and advises our Board on further actions. Additionally, we have a diversified model with numerous assets such that the failure of any one of our businesses or therapeutic candidates would not result in a failure of all of our businesses.
2 Risks related to clinical trial failure Clinical trials and other tests to assess the commercial viability of a therapeutic candidate are typically expensive, complex and time-consuming, and have uncertain outcomes. Conditions in which clinical trials are conducted differ, and results achieved in one set of conditions could be different from the results achieved in different conditions or with different subject populations. If our therapeutic candidates fail to achieve successful outcomes in their respective clinical trials, the therapeutics will not receive regulatory approval and in such event cannot be commercialized. In addition, if we fail to complete or experience delays in completing clinical tests for any of our therapeutic candidates, we may not be able to obtain regulatory approval or commercialize our therapeutic candidates on a timely basis, or at all.	A critical failure of a clinical trial may result in termination of the program and a significant decrease in our value. Significant delays in a clinical trial to support the appropriate regulatory approvals could impact the amount of capital required for the business to become fully sustainable on a cash flow basis.	We have a diversified model such that any one clinical trial outcome would not significantly impact our ability to operate as a going concern. We have dedicated internal resources to establish and monitor each of the clinical programs in order to try to maximise successful outcomes. We also engage outside experts to help design clinical programs to help provide valuable information and mitigate the risk of failure. Significant scientific due diligence and preclinical experiments are done prior to a clinical trial to attempt to assess the odds of the success of the trial. In the event of the outsourcing of these trials, care and attention are given to assure the quality of the vendors used to perform the work.

* When assessing potential impact of a given risk, we looked at the potential effects on our research and development activities, financial health and overall business operations.

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44 PureTech Health plc Annual report and accounts 2022

Risk management — continued

Risk	Impact*	Management Plans/Actions
3 Risks related to regulatory approval The pharmaceutical industry is highly regulated. Regulatory authorities across the world enforce a range of laws and regulations which govern the testing, approval, manufacturing, labelling and marketing of pharmaceutical therapeutics. Stringent standards are imposed which relate to the quality, safety and efficacy of these therapeutics. These requirements are a major determinant of whether it is commercially feasible to develop a drug substance or medical device given the time, expertise and expense which must be invested. We may not obtain regulatory approval for our therapeutic candidates. Moreover, approval in one territory offers no guarantee that regulatory approval will be obtained in any other territory. Even if therapeutics are approved, subsequent regulatory difficulties may arise, or the conditions relating to the approval may be more onerous or restrictive than we expect.	The failure of one of our therapeutics to obtain any required regulatory approval, or conditions imposed in connection with any such approval, may result in a significant decrease in our value.	We manage our regulatory risk by employing highly experienced clinical managers and regulatory affairs professionals who, where appropriate, will commission advice from external advisors and consult with the regulatory authorities on the design of our preclinical and clinical programs. These experts ensure that high-quality protocols and other documentation are submitted during the regulatory process, and that well-reputed contract research organizations with global capabilities are retained to manage the trials. We also engage with experts, including on our R&D Committee, to help design clinical trials to help provide valuable information and maximize the likelihood of regulatory approval. Additionally, we have a diversified model with numerous assets such that the failure to receive regulatory approval or subsequent regulatory difficulties with respect to any one therapeutic would not adversely impact all of our therapeutics and businesses.
4 Risks related to therapeutic safety There is a risk of adverse reactions with all drugs and medical devices. If any of our therapeutics are found to cause adverse reactions or unacceptable side effects, then therapeutic development may be delayed, additional expenses may be incurred if further studies are required, and, in extreme circumstances, it may prove necessary to suspend or terminate development. This may occur even after regulatory approval has been obtained, in which case additional trials may be required, the approval may be suspended or withdrawn or additional safety warnings may have to be included on the label. Adverse events or unforeseen side effects may also potentially lead to product liability claims being raised against us as the developer of the therapeutics and sponsor of the relevant clinical trials. These risks are also applicable to our Founded Entities and any trials they conduct or therapeutic candidates they develop.	Adverse reactions or unacceptable side effects may result in a smaller market for our therapeutics, or even cause the therapeutics to fail to meet regulatory requirements necessary for sale of the therapeutic. This, as well as any claims for injury or harm resulting from our therapeutics, may result in a significant decrease in our value.	We design our therapeutics with safety as a top priority and conduct extensive preclinical and clinical trials which test for and identify any adverse side effects. Despite these steps and precautions, we cannot fully avoid the possibility of unforeseen side effects. To mitigate the risk further we have insurance in place to cover product liability claims which may arise during the conduct of clinical trials.
5 Risks related to therapeutic profitability We may not be able to sell our therapeutics profitably if reimbursement from third-party payers such as private health insurers and government health authorities is restricted or not available because, for example, it proves difficult to build a sufficiently strong economic case based on the burden of illness and population impact. Third-party payers are increasingly attempting to curtail healthcare costs by challenging the prices that are charged for pharmaceutical therapeutics and denying or limiting coverage and the level of reimbursement. Moreover, even if the therapeutics can be sold profitably, they may not be accepted by patients and the medical community. Alternatively, our competitors – many of whom have considerably greater financial and human resources – may develop safer or more effective therapeutics or be able to compete more effectively in the markets targeted by us. New companies may enter these markets and novel therapeutics and technologies may become available which are more commercially successful than those being developed by us. These risks are also applicable to our Founded Entities and could result in a decrease in their value.	The failure to obtain reimbursement from third party payers, as well as competition from other therapeutics, could significantly decrease the amount of revenue we may receive from therapeutic sales for certain therapeutics. This may result in a significant decrease in our value.	We engage reimbursement experts to conduct pricing and reimbursement studies for our therapeutics to ensure that a viable path to reimbursement, or direct user payment, is available. We also closely monitor the competitive landscape for all of our therapeutics and adapt our business plans accordingly. Not all therapeutics that we are developing will rely on reimbursement. Also, while we cannot control outcomes, we try to design studies to generate data that will help support potential reimbursement.

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PureTech Health plc Annual report and accounts 2022 **45**

Risk management — continued

Risk	Impact*	Management Plans/Actions
6 Risks related to intellectual property protection We may not be able to obtain patent protection for some of our therapeutics or maintain the secrecy of their trade secrets and know-how. If we are unsuccessful in doing so, others may market competitive therapeutics at significantly lower prices. Alternatively, we may be sued for infringement of third-party patent rights. If these actions are successful, then we would have to pay substantial damages and potentially remove our therapeutics from the market. We license certain intellectual property rights from third parties. If we fail to comply with our obligations under these agreements, it may enable the other party to terminate the agreement. This could impair our freedom to operate and potentially lead to third parties preventing us from selling certain of our therapeutics.	The failure to obtain patent protection and maintain the secrecy of key information may significantly decrease the amount of revenue we may receive from therapeutic sales. Any infringement litigation against us may result in the payment of substantial damages by us and result in a significant decrease in our value.	We spend significant resources in the prosecution of our patent applications and maintenance of our patents, and we have in-house patent counsel and patent group to help with these activities. We also work with experienced external attorneys and law firms to help with the protection, maintenance and enforcement of our patents. Third party patent filings are monitored to ensure the Group continues to have freedom to operate. Confidential information (both our own and information belonging to third parties) is protected through use of confidential disclosure agreements with third parties, and suitable provisions relating to confidentiality and intellectual property exist in our employment and advisory contracts. Licenses are monitored for compliance with their terms.
7 Risks related to enterprise profitability We expect to continue to incur substantial expenditure in further research and development activities. There is no guarantee that we will become operationally profitable, and, even if we do so, we may be unable to sustain operational profitability.	The strategic aim of the business is to generate profits for our shareholders through the commercialization of technologies through therapeutic sales, strategic partnerships and sales of businesses or parts thereof. The timing and size of these potential inflows are uncertain. Should revenues from our activities not be achieved, or in the event that they are achieved but at values significantly less than the amount of capital invested, then it would be difficult to sustain our business.	We retain significant cash in order to support funding of our Founded Entities and our Wholly Owned Pipeline. We have close relationships with a wide group of investors and strategic partners to ensure we can continue to access the capital markets and additional monetization and funding for our businesses. Additionally, our Founded Entities are able to raise money directly from third party investors and strategic partners.
8 Risks related to hiring and retaining qualified employees We operate in complex and specialized business domains and require highly qualified and experienced management to implement our strategy successfully. We and many of our businesses are located in the United States which is a highly competitive employment market. Moreover, the rapid development which is envisaged by us may place unsupportable demands on our current managers and employees, particularly if we cannot attract sufficient new employees. There is also the risk that we may lose key personnel.	The failure to attract highly effective personnel or the loss of key personnel would have an adverse impact on our ability to continue to grow and may negatively affect our competitive advantage.	The Board regularly seeks external expertise to assess the competitiveness of the compensation packages of its senior management. Senior management continually monitors and assesses compensation levels to ensure we remain competitive in the employment market. We maintain an extensive recruiting network through our Board members, advisors and scientific community involvement. We also employ an executive as a full-time in-house recruiter and retain outside recruiters when necessary or advisable. Additionally, we are proactive in our retention efforts and include incentive-based compensation in the form of equity awards and annual bonuses, as well as a competitive benefits package. We have a number of employee engagement efforts to strengthen our PureTech community.

Governance

46 **PureTech Health plc** Annual report and accounts 2022

PureTech Health plc Annual report and accounts 2022 47 G o ve rn an ce Risk Impact* Management Plans/Actions 9     Risks related to business, economic  or public health disruptions Business, economic, financial or geopolitical disruptions or global health concerns could seriously harm our development efforts and increase our costs and expenses. Broad-based business, economic , financial or geopolitical disruptions could adversely affect our ongoing or planned research and development activities. Global health concerns, such as a further pandemic, or geopolitical events, like the ongoing consequences of the invasion of Ukraine, could also result in social, economic, and labor instability in the countries in which we operate or the third parties with whom we engage. We consider the risk to be increasing since the prior year and note further risks associated with the banking system and global financial stability. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including the suppliers, clinical trial sites, regulators, providers of financial services and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. It is also possible that global health concerns or geopolitical events such as these ones could disproportionately impact the hospitals and clinical sites in which we conduct any of our current and/or future clinical trials, which could have a material adverse effect on our business and our results of operation and financial impact. We regularly review the business, economic, financial and geopolitical environment in which we operate. It is possible that we may see further impact as a result of current geopolitical tensions. We monitor the position of our suppliers, clinical trial sites, regulators, providers of financial services and other third parties with whom we conduct business. We develop and execute contingency plans to address risks where appropriate. Risk management — continued

48 PureTech Health plc Annual report and accounts 2022 G o ve rn an ce Viability PureTech Health plc Viability  Statement In accordance with the UK Corporate Governance Code (Governance Code) published in July 2018, the Directors have assessed the prospects of the Company, and with respect to the December 31, 2022, financial position, we have sufficient available funding to extend operations into the first quarter of 2026. This period is deemed appropriate having assessed the financial health as of December 31, 2022. Further, we expect our Wholly Owned Programs (or “Internal segment”) to significantly progress during this period and for key Controlled Founded Entities and Non- Controlled Founded Entities to reach significant development milestones over the period of the assessment. We anticipate our funding to be used to advance our Wholly Owned Programs, to continue research and development efforts, to discover and progress new therapeutic candidates and to fund the Company’s head office costs into the first quarter of 2026. We have also reserved capital to support our Founded Entities, should they require it, to reach significant development milestones over the period of the assessment in conjunction with our external partners. It should be noted that the majority of funding has been allocated to the advancement of the Wholly Owned Programs. The Directors confirm that they have a reasonable expectation that we will continue to operate and meet our obligations as they fall due over the period of the assessment. In making this statement the Directors carried out a robust assessment of the principal risks, including those that would threaten our business model, future performance, solvency or liquidity. This assessment was made in consideration of our strong financial position, current strategy and management of principal risks. The following facts support the Directors’ view of the viability: • We have significant influence over the spending and strategic direction of our Wholly Owned Programs and Controlled Founded Entities. • Our business model is structured so that we are not reliant on the successful outcomes of any one therapeutic or technology within the Wholly Owned Programs, or any Controlled Founded Entity or Non- Controlled Founded Entity. In addition, the fact that the Wholly Owned Programs, Controlled Founded Entities and Non-Controlled Founded Entities (with the exception of Gelesis and Akili) are currently in the research and development stage mean that these therapeutics, technologies and entities are not reliant on cash inflows from product sales or services during the period of this assessment. This also means that we are not highly susceptible to conditions in one or more market sectors in this time frame. Although engaging with collaboration partners is highly valuable from a validation and, in some cases, funding perspective, we are not solely reliant on cash flows from such sources over the period of assessment. Our consolidated cash, cash equivalents and short-term investments as of December 31, 2022, were $350.1 million. Our PureTech Level cash, cash equivalents and short- term investments as of December 31, 2022, were $339.5 million (see our financial review section below with regard to information on this non- IFRS measure). Our PureTech Level cash, cash equivalents and short-term investment position is highly liquid and is forecasted to support infrastructure costs, Wholly Owned Program research and development activities and the appropriate funding of key Controlled Founded Entities and Non-Controlled Founded Entities, in order to reach significant developmental milestones over the period of the assessment. The Board reviews the near-term liquidity and regularly considers funding plans of our Wholly Owned Programs, Controlled Founded Entities and Non-Controlled Founded Entities in our assessment of long-term cash flow projections. While the review has considered all of the principal risks identified, the Board is focused on the pathway to regulatory approval of each therapeutic candidate being developed within our Wholly Owned Pipeline as well as those of our Founded Entities. Further, the Board has considered milestone and royalty funding based on existing collaboration and partnership arrangements, and the ability of the Wholly Owned Program, and each Controlled Founded Entity and Non-Controlled Founded Entity to enter into new collaboration agreements, all of which could be expected to generate cash in-flows but were not included in the assessment. Additionally, given that spending and investment decisions are largely discretionary, there is management control on reducing discretionary spending if unforeseen liquidity risks arise. The Directors note that our ownership stakes in the Controlled Founded Entities and Non-Controlled Founded Entities are expected to be illiquid in nature, with the exception of our ownership stakes in Karuna, Vor and Akili, which are all publicly traded on Nasdaq as well as Gelesis, which was listed on the New York Stock Exchange as of December 31, 2022. In April 2023, Gelesis was delisted from the New York Stock Exchange, refer to Note 26 in our consolidated financial statements for further information. While we anticipate holding these ownership stakes through the achievement of significant milestones or other events, we will continue to be diligent in exploring monetization opportunities after key value accretion has occurred similar to the execution of the sale of 1,000,000 common shares of Karuna for aggregate proceeds of $118.0 million in February 2021, the sale of 750,000 common shares of Karuna for an aggregate proceeds of 100.1 million in November 2021, the sale of 602,100 common shares of Karuna for an aggregate proceeds of $115.5 million in August and September 2022, and the the sale of 535,400 common shares of Vor for an aggregate proceeds of $3.3 million in September and December 2022. We also expect that certain of these Founded Entities may not be successful and this could result in a loss of the amounts previously invested. However, even in this scenario, our liquidity is expected to remain sufficient to achieve the remaining milestone events and fund infrastructure costs. The Directors have concluded, based on our strong financial position and readily available cash, cash equivalents and short-term investments, that we are highly likely to be able to fund our infrastructure requirements, advance multiple clinical trials within our Wholly Owned Pipeline, including trials in more advanced stages, and contribute the amounts considered necessary for the Controlled Founded Entities and Non- Controlled Founded Entities to reach significant development milestones over the period of the assessment. Therefore, there is a reasonable expectation that we have adequate resources and will continue to operate and meet our obligations over the period of the assessment.

Key Performance Indicators – 2022

The key performance indicators (KPIs) below measure our performance against our strategy. As PureTech's strategy has evolved, new KPIs have replaced older metrics that are no longer representative of our progress.

Amount of funding secured for Founded Entities

$1.28b[1,2]

$1.25b (98%) came from third parties

2021: $731.9m
2020: $247.8m
2019: $666.8m
2018: $274.0m
2017: $102.9m

Progress
Karuna, Vor, Gelesis, Akili and Sonde all raised funds in the form of financings and non dilutive grants in 2022, including $1.25 billion by third party financial and strategic investors.

Number of programs created for pipeline expansion

1[2]

2021: 2
2020: 3
2019: 1
2018: 1
2017: 1

Progress
In 2022, we expanded our Wholly Owned Pipeline with the nomination of of a new therapeutic candidate, LYT-310. LYT-310 is an oral cannabidiol (CBD) prodrug and the second therapeutic candidate developed from our Glyph™ platform to be advanced toward the clinic.

Proceeds generated from sales of Founded Entity equity

$115.4m[2]

2021: $218.1 million
2020: $350.6 million
2019: $9.3 million

Progress
A key component of our strategy is to derive value from the equity growth of our Founded Entities. In 2022, we generated cash proceeds of approximately $115.4 million from the sale of equity in one of our Founded Entities, which we intend to use to fund our operations and growth and to further expand and advance our clinical-stage Wholly Owned Pipeline, while still maintaining significant equity ownership.

Number of Wholly Owned Programs advanced through clinical phases[2]

1[2]

2021: 1
2020: 3
2019: 0

Progress
We advanced one of our Wholly Owned Programs, LYT-100, into late-stage clinical development in 2022. We initiated a Phase 2b dose-ranging trial in idiopathic pulmonary fibrosis (IPF), which is expected to serve as the first of two registration-enabling studies.

Number of clinical trial initiations

4[2,3]

2021: 11
2020: 6
2019: 6

Progress
PureTech initiated two clinical trials, PureTech's partner initiated one clinical trial for LYT-503, and Karuna initiated one clinical trial in 2022.

Number of clinical readouts

6[2,4]

2021: 6
2020: 5
2019: 5

Progress
PureTech completed five clinical trials, and Karuna completed one clinical trial in 2022.

1 Funding figure includes private equity financings, loans and promissory notes, public offerings or grant awards. Funding figure excludes future milestone considerations received in conjunction with partnerships and collaborations. Funding figure does not include proceeds from Vedanta's 2023 post-period financing.
2 Number represents figure for the relevant fiscal year only and is not cumulative.
3 PureTech initiated two clinical trials, PureTech's partner initiated one clinical trial for LYT-503, and Karuna initiated one clinical trial in 2022.
4 PureTech completed five clinical trials, and Karuna completed one clinical trial in 2022.

Governance

PureTech Health plc Annual report and accounts 2022 49

50    PureTech Health plc  Annual report and accounts 2022 G o ve rn an ce Financial Review Reporting Framework You should read the following discussion and analysis together with our Consolidated Financial Statements, including the notes thereto, set forth elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and financing our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including the risks set forth on pages 44 to 47 and in the Additional Information section from pages 175 to 212, our actual results could differ materially from the results described in or implied by these forward- looking statements. Our audited Consolidated Financial Statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020, have been prepared in accordance with UK-adopted International Financial Reporting Standards (IFRS). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board (IASB). The following discussion contains references to the Consolidated Financial Statements of PureTech Health plc, or the Company, and its consolidated subsidiaries, together the Group. These financial statements consolidate the Company’s subsidiaries and include the Company’s interest in associates and investments held at fair value. Subsidiaries are those entities over which the Company maintains control. Associates are those entities in which the Company does not have control for financial accounting purposes but maintains significant influence over financial and operating policies. Where the Company has neither control nor significant influence for financial accounting purposes, or when the Company does not hold common shares (or shares similar to common shares) we recognize our holding in such entity as an investment at fair value. For purposes of our Consolidated Financial Statements, each of our Founded Entities are considered to be either a “subsidiary", an “associate” or an "investment held at fair value" depending on whether PureTech Health plc controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date. For additional information regarding the accounting treatment of these entities, see Note 1 to our Consolidated Financial Statements included in this report. For additional information regarding our operating structure, see “Basis of Presentation and Consolidation” below. Fair value of Investments held at fair value does not take into consideration contribution from milestones that occurred after December 31, 2022, the value of our interests in our consolidated Founded Entities (Vedanta, Follica, and Entrega), our Wholly Owned Programs, or our cash. Business Background and Results Overview The business background is discussed above from pages 1 to 14, which describes in detail the business development of our Wholly Owned Programs and Founded Entities. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our wholly-owned or Controlled Founded Entities’ therapeutic candidates, which may or may not occur. Our Founded Entities, Gelesis, Inc. ("Gelesis"), and Akili Interactive Labs, Inc. ("Akili"), which we have not controlled since 2019 and 2018, respectively, have therapeutics cleared for sale, but our Wholly Owned Programs and our Controlled Founded Entities have not yet generated any meaningful revenue from product sales, to date. However, we do generate significant cash from the sale of shares of our public Founded Entities. See also Recent Developments section below with regard to the Royalty Pharma agreement signed after balance sheet date. We deconsolidated a number of our Founded Entities, specifically Sonde Health Inc. ("Sonde") in May 2022, Karuna Therapeutics, Inc. ("Karuna"), Vor Biopharma Inc. ("Vor"), and Gelesis in 2019, and Akili in 2018. We expect this trend to continue into the foreseeable future as our Controlled Founded Entities raise additional funding that reduces our ownership interest. Any deconsolidation affects our financials in the following manner: • our ownership interest does not provide us with a controlling financial interest; • we no longer control the Founded Entity's assets and liabilities and as a result we derecognize the assets, liabilities and non-controlling interests related to the Founded Entity from our Consolidated Statements of Financial Position; • we record our non-controlling financial interest in the Founded Entity at fair value; and • the resulting amount of any gain or loss is recognized in our Consolidated Statements of Comprehensive Income/(Loss). We anticipate our expenses to continue to increase proportionally in connection with our ongoing development activities related mostly to the advancement into late-stage studies of the clinical programs within our Wholly Owned Pipeline and Controlled Founded Entities. We also expect that our expenses and capital requirements will increase substantially in the near to mid-term as we: • continue our research and development efforts; • seek regulatory approvals for any therapeutic candidates that successfully complete clinical trials; and • add clinical, scientific, operational financial and management information systems and personnel, including personnel to support our therapeutic development and potential future commercialization claims. In addition, our internal research and development spend will increase in the foreseeable future as we may initiate additional clinical studies for LYT-100, LYT-200 and LYT-300, and progress additional therapeutic candidates into the clinic, such as LYT-310, as well as advance our technology platforms. In addition, with respect to our Founded Entities’ programs, we anticipate that we will continue to fund a small portion of development costs by strategically participating in such companies’ financings when we believe participation in such financings is in the best interests of our shareholders. The form of any such participation may include investment in public or private financings, collaboration, partnership arrangements, and/or licensing arrangements, among others. Our management and strategic decision makers consider the future funding needs of our Founded Entities and evaluate the needs and opportunities for returns with respect to each of these Founded Entities routinely and on a case-by-case basis.

PureTech Health plc Annual report and accounts 2022 51 G o ve rn an ce Financial Review  — continued As a result, we may need substantial additional funding in the future, following the period described below in the Funding Requirement section, to support our continuing operations and pursue our growth strategy until such time as we can generate sufficient revenue from product sales to support our operations, if ever. Until such time we expect to finance our operations through a combination of monetization of our interests in our Founded Entities, collaborations with third parties, or other sources. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements, as and when needed, we may have to delay, scale back or discontinue the development and commercialization of one or more of our wholly-owned therapeutic candidates. Measuring Performance The Financial Review discusses our operating and financial performance, our cash flows and liquidity as well as our financial position and our resources. The results for each year are compared primarily with the results of the preceding year. Reported Performance Reported performance considers all factors that have affected the results of our business, as reflected in our Consolidated Financial Statements. Core Performance Core performance measures are alternative performance measures (APM) which are adjusted and non- IFRS measures. These measures cannot be derived directly from our Consolidated Financial Statements. We believe that these non-IFRS performance measures, when provided in combination with reported performance, will provide investors, analysts and other stakeholders with helpful complementary information to better understand our financial performance and our financial position from period to period. The measures are also used by management for planning and reporting purposes. The measures are not substitutable for IFRS financial information and should not be considered superior to financial information presented in accordance with IFRS. Cash flow and liquidity PureTech Level Cash, cash equivalents and short-term investments Measure type: Core performance Definition: Cash and cash equivalents, and Short-term investments held at PureTech Health plc and wholly-owned subsidiaries (PureTech LYT, PureTech LYT-100, Alivio Therapeutics, Inc., PureTech Management, Inc., PureTech Health LLC, PureTech Securities Corp, PureTech Securities II Corp) Why we use it: PureTech Level Cash, cash equivalents and short-term investments is a measure that provides valuable additional information with respect to cash, cash equivalents and short- term investments available to fund the Wholly Owned Programs and make certain investments in Founded Entities Recent Developments (subsequent to December 31, 2022) The Company has evaluated subsequent events after December 31, 2022 up to the date of issuance of the Consolidated Financial Statements, and has not identified any recordable or disclosable events, except for the following: On March 1, 2023 Vedanta issued convertible debt to a syndicate of investors. The initial close of the debt was for proceeds of approximately $88.5 million. The note carries an interest rate of 9 percent per annum. The debt has various conversion triggers and the conversion price is established at the lower of 80% of the equity price of the last financing round, or a certain pre-money valuation cap established in the agreement. As part of the issuance of the debt, the convertible debt holders were granted representation in Vedanta's Board of Directors and PureTech lost control over Vedanta. On April 24, 2023, Vedanta closed the second tranche of the convertible debt for additional proceeds of $18.0 million, of which $5.0 million were invested by the Company. On March 22, 2023, the Company entered into an agreement with Royalty Pharma according to which Royalty Pharma acquired an interset in our royalty from Karuna's KarXT, with $100.0 million in cash up-front, and up to $400.0 million in additional cash consideration, contingent on the achievement of certain regulatory and commercial milestones. Gelesis On February 21, 2023, the Company entered into a Note and Warrant Purchase agreement with Gelesis for $5.0 million cash consideration. As part of the agreement, the Company received a short term convertible senior secured note of $5.0 million and warrants to purchase additional shares of Gelesis' common stock. The note carries an interest rate of 12 percent per annum and holds an initial maturity date of July 31, 2023 unless the note is converted earlier or redeemed by the issuer. Subsequent to balance sheet date, on April 10, 2023, the NYSE commenced proceedings to delist the common stock of Gelesis from the NYSE due to Gelesis ceasing to meet certain conditions to trade on such stock exchange. Trading in Gelesis’s common stock was suspended immediately, and it was subsequently delisted from the NYSE. The common stock of Gelesis is currently available for trading in the over-the-counter (“OTC”) market under the symbol GLSH. In addition, in April 2023 PureTech submitted a non-binding proposal to acquire all of the outstanding equity of Gelesis. Negotiations related to the proposal and any potential deal remain ongoing and are subject to, among other things, approval of any definitive transaction by independent committees of the boards of both Gelesis and PureTech.

Financial Review — continued

Financial Highlights

The following is the reconciliation of the amounts appearing in our Statement of Financial Position to the Alternative Performance Measure described above:

	As of:	
(in thousands)	December 31, 2022	December 31, 2021
Cash and Cash Equivalents	149,866	465,708
Short-term investments	200,229	—
Consolidated Cash, cash equivalents and short-term investments	350,095	465,708
Less: Cash and Cash Equivalents held at non-wholly owned subsidiaries	(10,622)	(46,856)
PureTech Level Cash, cash equivalents and short-term investments	$339,473	$418,851

Basis of Presentation and Consolidation

Our Consolidated Financial Information consolidates the financial information of PureTech Health plc, as well as its subsidiaries, and includes our interest in associates and investments held at fair value, and is reported in four operating segments as described below.

Basis for Segmentation

Our Directors are our strategic decision-makers. Our operating segments are based on the financial information provided to our Directors periodically for the purposes of allocating resources and assessing performance. We have determined that each consolidated Founded Entity is representative of a single operating segment as our Directors monitor the financial results at this level. When identifying the reportable segments, we have determined that it is appropriate to aggregate multiple operating segments into a single reportable segment given the high level of operational and financial similarities across the entities. We have identified multiple reportable segments, as presented below. Substantially all of our revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.

There was no change to reportable segments in 2022, except for the transfer of Sonde Health, Inc. to the Non-Controlled Founded Entities segment due to the deconsolidation of Sonde Health, Inc on May 25, 2022.

The Non-Controlled Founded Entities segment is comprised of the entities in respect of which PureTech Health (i) no longer holds majority voting control as a shareholder or (ii) no longer has the right to elect a majority of the members of the subsidiaries' Board of Directors. Upon deconsolidation of an entity, the segment disclosure is restated to reflect the change on a retrospective basis, as this constitutes a change in the composition of reportable segments.

As of December 31, 2022, the Non-Controlled Founded Entities segment includes Sonde Health, Inc. which was deconsolidated on May 25, 2022. Segment results incorporate the operational results of Sonde Health, Inc. to the date of deconsolidation. Following the date of deconsolidation, the Company accounts for its investment in Sonde Health, Inc. at the parent level, and therefore the results associated with investment activity following the date of deconsolidation is included in the Parent Company and Other section.

The Company has revised in this report the prior year segment financial information to conform to the presentation as of and for the year ending December 31, 2022 to include Sonde in the Non-Controlled Founded Entities segment. This change in segments reflects how the Company's Board of Directors reviews the Group's results, allocates resources and assesses performance of the Group at this time.

Following is the description of our reportable segments:

Internal

The Internal segment is advancing Wholly Owned Programs, which is focused on improving the lives of patients with devastating diseases. The Internal segment is comprised of the technologies that are wholly owned and will be advanced through either PureTech Health funding or non-dilutive sources of financing in the near-term. The operational management of the Internal segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development. As of December 31, 2022, this segment included PureTech LYT, Inc. (formerly Ariya Therapeutics Inc.), PureTech LYT-100, Inc and Alivio Therapeutics, Inc.

Controlled Founded Entities

The Controlled Founded Entities segment is comprised of our subsidiaries that are currently consolidated operational subsidiaries that either have, or have plans to hire, independent management teams and have previously raised, or are currently in the process of raising, third-party dilutive capital. These subsidiaries have active research and development programs and either have entered into or plan to seek a strategic partnership with an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the company. As of December 31, 2022, this segment included Entrega, Inc., Follica, Inc., and Vedanta Biosciences, Inc.

Governance

52 **PureTech Health plc** Annual report and accounts 2022

PureTech Health plc Annual report and accounts 2022 53 G o ve rn an ce Financial Review  — continued Non-Controlled Founded Entities The Non-Controlled Founded Entities segment is comprised of the entities in respect of which PureTech Health no longer has control over the entity. Upon deconsolidation of an entity the segment disclosure is restated to reflect the change on a retrospective basis, as this constitutes a change in the composition of its reportable segments. The Non-Controlled Founded Entities segment included Sonde Health, Inc. The Non-Controlled Founded Entities segment incorporates the operational results of the aforementioned entities to the date of deconsolidation. Following the date of deconsolidation, we account for our investment in each entity at the parent level, and therefore the results associated with investment activity (including the share in the net loss of associates) following the date of deconsolidation is included in the Parent Company and Other segment (the “Parent Company and Other segment”). Parent Company and Other  Parent Company and Other includes activities that are not directly attributable to the operating segments, such as the activities of the Parent, corporate support functions and certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. Parent Company and Other also captures the accounting for our holdings in entities for which control has been lost, which is inclusive of the following items: gain on deconsolidation, gain or loss on investments held at fair value, realized loss on sale of investments, the share of net income/ (loss) of associates accounted for using the equity method, gain on dilution of ownership interest in associate, impairment of investment in associate. As of December 31, 2022, this segment included PureTech Health plc, PureTech Health LLC, PureTech Management, Inc., PureTech Securities Corp., and PureTech Securities II Corp. as well as certain other dormant, inactive and shell entities. The table below summarizes the entities that comprised each of our segments as of December 31, 2022: Internal Segment PureTech LYT 100.0% PureTech LYT-100, Inc. 100.0% Alivio Therapeutics, Inc. 100.0% Controlled Founded Entities Entrega, Inc. 77.3% Follica, Incorporated 85.4% Vedanta Biosciences, Inc. 47.0% Non-Controlled Founded Entities Sonde Health, Inc. 40.2% Parent Segment1 Puretech Health plc 100.0% PureTech Health LLC 100.0% PureTech Securities Corporation 100.0% PureTech Securities II Corporation 100.0% PureTech Management, Inc. 100.0% 1 Includes dormant, inactive and shell entities that are not listed here.

54 PureTech Health plc Annual report and accounts 2022 G o ve rn an ce Financial Review  — continued Components of Our Results  of Operations  Revenue To date, we have not generated any meaningful revenue from product sales and we do not expect to generate any meaningful revenue from product sales for the near term future. We derive our revenue from the following: Contract revenue We generate revenue primarily from licenses, services and collaboration agreements, including amounts that are recognized related to upfront payments, milestone payments, royalties and amounts due to us for research and development services. In the future, revenue may include additional milestone payments and royalties on any net product sales under our licensing agreements. We expect that any revenue we generate will fluctuate from period to period as a result of the timing and amount of license, research and development services and milestone and other payments. Grant Revenue Grant revenue is derived from grant awards we receive from governmental agencies and non-profit organizations for certain qualified research and development expenses. We recognize grants from governmental agencies as grant income in the Consolidated Statement of Comprehensive Income/ (Loss), gross of the expenditures that were related to obtaining the grant, when there is reasonable assurance that we will comply with the conditions within the grant agreement and there is reasonable assurance that payments under the grants will be received. We evaluate the conditions of each grant as of each reporting date to ensure that we have reasonable assurance of meeting the conditions of each grant arrangement and it is expected that the grant payment will be received as a result of meeting the necessary conditions. For proceeds from sale of our investments held at fair value, please see our Consolidated Cash flow Statements, Net cash provided by investing activities. Operating Expenses  Research and Development Expenses Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts, and the development of our wholly-owned and our Controlled Founded Entities’ therapeutic candidates, which include: • employee-related expenses, including salaries, related benefits and equity-based compensation; • expenses incurred in connection with the preclinical and clinical development of our wholly- owned and our Founded Entities’ therapeutic candidates, including our agreements with contract research organizations, or CROs; • expenses incurred under agreements with consultants who supplement our internal capabilities; • the cost of lab supplies and acquiring, developing and manufacturing preclinical study materials and clinical trial materials; • costs related to compliance with regulatory requirements; and • facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other operating costs. We expense all research costs in the periods in which they are incurred and development costs are capitalized only if certain criteria are met. For the periods presented, we have not capitalized any development costs since we have not met the necessary criteria required for capitalization. Research and development activities are central to our business model. Therapeutic candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later- stage clinical trials. We expect that our research and development expenses will continue to increase for the foreseeable future in connection with our planned preclinical and clinical development activities in the near term and in the future. The successful development of our wholly-owned and our Founded Entities’ therapeutic candidates is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of these therapeutic candidates. We are also unable to predict when, if ever, material net cash inflows will commence from our wholly-owned or our Founded Entities’ therapeutic candidates. This is due to the numerous risks and uncertainties associated with developing therapeutics, including the uncertainty of: • progressing research and development of our Wholly Owned Pipeline, including LYT-100, LYT-200, LYT-300, LYT-310 and continuing to progress our various technology platforms and other potential therapeutic candidates based on previous human efficacy and clinically validated biology within our Wholly Owned Programs; • establishing an appropriate safety profile with investigational new drug application; • the success of our Founded Entities and their need for additional capital; • identifying new therapeutic candidates to add to our Wholly Owned Pipeline; • successful enrollment in, and the initiation and completion of, clinical trials; • the timing, receipt and terms of any marketing approvals from applicable regulatory authorities; • commercializing our wholly- owned and our Founded Entities’ therapeutic candidates, if approved, whether alone or in collaboration with others; • establishing commercial manufacturing capabilities or making arrangements with third- party manufacturers; • addressing any competing technological and market developments, as well as any changes in governmental regulations; • negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations under such arrangements; • maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how, as well as obtaining and maintaining regulatory exclusivity for our wholly- owned and our Founded Entities’ therapeutic candidates; • continued acceptable safety profile of our therapeutics, if any, following approval; and • attracting, hiring and retaining qualified personnel. A change in the outcome of any of these variables with respect to the development of a therapeutic candidate could mean a significant change in the costs and timing associated with the development of that therapeutic candidate. For example, the FDA, the EMA, or

PureTech Health plc Annual report and accounts 2022 55 G o ve rn an ce Financial Review  — continued another comparable foreign regulatory authority may require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a therapeutic candidate, or we may experience significant trial delays due to patient enrollment or other reasons, in which case we would be required to expend significant additional financial resources and time on the completion of clinical development. In addition, we may obtain unexpected results from our clinical trials and we may elect to discontinue, delay or modify clinical trials of some therapeutic candidates or focus on others. Identifying potential therapeutic candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our wholly-owned and our Founded Entities’ therapeutic candidates, if approved, may not achieve commercial success. General and Administrative Expenses General and administrative expenses consist primarily of salaries and other related costs, including stock- based compensation, for personnel in our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include professional fees for legal, patent, accounting, auditing, tax and consulting services, travel expenses and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs. We expect that our general and administrative expenses will increase in the future as we increase our general and administrative headcount to support our continued research and development and potential commercialization of our portfolio of therapeutic candidates. Total Other Income/(Loss) Gain on Deconsolidation of Subsidiary Upon losing control over a subsidiary, the assets and liabilities are derecognized along with any related non-controlling interest (“NCI”). Any interest retained in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the Consolidated Statements of Comprehensive Income/(Loss). Gain/(Loss) on Investments Held at Fair Value Investments held at fair value include both unlisted and listed securities held by us, which include investments in Akili, Gelesis, Karuna, Vor and Sonde and certain insignificant investments. We account for investments in preferred shares of our associates in accordance with IFRS 9 as Investments Held at Fair Value when the preferred shares do not provide access to returns underlying ownership interests. Our ownership in Akili was in preferred shares until August 2022 at which time the preferred shares were exchanged into common shares as part of Akili SPAC merger (See Note 5 in the Consolidated financial statements). Our ownership in Vor was in preferred shares until February 2021 at which time the preferred shares were converted into common shares as part of Vor Initial Public Offering. Preferred shares formed part of our ownership in Gelesis and such preferred shares were accounted for as Investments Held at Fair value while the common stock investment is accounted for under the equity method. When the investment in common stock was reduced to zero by equity method losses, subsequent equity method losses were applied to the preferred share investment, which was considered to be a Long-term Interest. In January 2022, as part of the Gelesis SPAC merger with Capstar, the Gelesis preferred shares were exchanged for common shares in the new Gelesis entity and were treated as an additional investment in Gelesis equity interest accounted for under the equity method (for further details see Note 6 in the consolidated financial statements). Our common stock investment in Karuna is accounted for under IFRS 9 as an investment held at fair value. Our A-2 and B preferred share investments in Sonde are accounted for as investments held at fair value Realized loss on sale of Investments Realized loss on sale of investments held at fair value relates to realized differences in the per share disposal price of a listed security as compared to the per share exchange quoted price at the time of disposal. The difference in 2020 and 2021 is attributable to a block sale discount, due to a variety of market factors, primarily the number of shares being transacted was significantly larger than the daily trading volume of the security. The difference in 2022 is attributed to the settlement of call options written by the Company on Karuna stock. Other Income (Expense) Other income (expense) consists primarily of gains and losses on financial instruments and in 2022 relates primarily to the backstop agreement with Gelesis (see Note 6 in the consolidated financial statements). In prior years includes also sub-lease income. Finance Costs/Income Finance costs consist of loan interest expense and the changes in the fair value of certain liabilities associated with financing transactions, mainly preferred share liabilities in respect of preferred shares issued by our non wholly owned subsidiaries to third parties. Finance income consists of interest income on funds invested in money market funds and U.S. treasuries. Share of Net Gain (Loss) of Associates Accounted for Using the Equity Method, Gain on Dilution of Ownership Interest and Impairment of Investment in Associate Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation they are initially recorded at fair value at the date of deconsolidation. The consolidated financial statements include our share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the share of losses exceeds the net investment in the investee, including the investment in preferred shares that are considered Long-term Interests, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that we have incurred legal or constructive obligations or made payments on behalf of an investee. We compare the recoverable amount of the investment to its carrying amount on a go-forward basis and determine the need for impairment. We recorded an impairment in the common stock investment in Gelesis in the year ended December 31, 2022. When our share in the equity of the investee changes as a result of equity transactions in the investee (related to financing events of the investee), we calculate a gain or loss on such change in ownership and related share in the investee's equity. During the year ended December 31, 2022 we recorded a gain on dilution of our ownership interest in Gelesis.

Financial Review — continued

Income Tax

The amount of taxes currently payable or refundable is accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are not recorded if we do not assess their realization as probable. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in our financial statements in the period that includes the substantive enactment date or the change in tax status.

Results of Operations

The following table, which has been derived from our audited financial statements for the years ended December 31, 2022, 2021 and 2020, included herein, summarizes our results of operations for the periods indicated, together with the changes in those items in dollars:

	Year ended December 31,				
(in thousands)	2022	2021	2020	Change (2021 to 2022)	Change (2020 to 2021)
Contract revenue	**$2,090**	$9,979	$8,341	$(7,889)	$1,638
Grant revenue	**13,528**	7,409	3,427	6,119	3,982
Total revenue	**15,618**	17,388	11,768	(1,770)	5,621
Operating expenses:					
General and administrative expenses	**(60,991)**	(57,199)	(49,440)	(3,792)	(7,760)
Research and development expenses	**(152,433)**	(110,471)	(81,859)	(41,962)	(28,612)
Operating income/(loss)	**(197,807)**	(150,282)	(119,531)	(47,524)	(30,751)
Other income/(expense):					
Gain on deconsolidation of subsidiary	**27,251**	—	—	27,251	—
Gain/(loss) on investment held at fair value	**(32,060)**	179,316	232,674	(211,377)	(53,358)
Realized loss on sale of investment	**(29,303)**	(20,925)	(54,976)	(8,378)	34,051
Other income/(expenses)	**8,131**	1,592	1,035	6,539	557
Other income/(loss)	**(25,981)**	159,983	178,732	(185,965)	(18,749)
Net finance income/(costs)	**138,924**	5,050	(6,115)	133,875	11,164
Share of net income/(loss) of associates accounted for using the equity method	**(27,749)**	(73,703)	(34,117)	45,954	(39,587)
Gain on dilution of ownership interest in associate	**28,220**	—	—	28,220	—
Impairment of investment in associate	**(8,390)**	—	—	(8,390)	—
Income/(loss) before income taxes	**(92,783)**	(58,953)	18,969	(33,830)	(77,922)
Taxation	**55,719**	(3,756)	(14,401)	59,475	10,645
Net income/(loss) including non-controlling interest	**(37,065)**	(62,709)	4,568	25,644	(67,277)
Net income/(loss) for the year attributable to the Owners of the Company	**$(50,354)**	$(60,558)	$5,985	$10,204	$(66,543)

Comparison of the Years Ended December 31, 2022 and 2021

Total Revenue

	Year ended December 31,		
(in thousands)	2022	2021	Change
Contract Revenue:			
Internal Segment	**$—**	$8,129	$(8,129)
Controlled Founded Entities	**1,500**	1,500	—
Non-Controlled Founded Entities	**81**	115	(34)
Parent Company and other	**509**	235	274
Total Contract Revenue	**$2,090**	$9,979	$(7,889)
Grant Revenue:			
Internal Segment	**$2,826**	$1,253	$1,573
Controlled Founded Entities	**10,702**	6,156	4,546
Total Grant Revenue	**$13,528**	$7,409	$6,119
Total Revenue	**$15,618**	$17,388	$(1,770)

Our total revenue was $15.6 million for the year ended December 31, 2022, a decrease of $1.8 million, or 10.2 percent compared to the year ended December 31, 2021. The decrease was primarily attributable to a decrease of $8.1 million in Contract Revenue in our Internal Segment due to the conclusion of certain collaboration activities, partially offset by an increase in Grant Revenue of $4.5 million in the Controlled Founded Entities segment, driven by an increase in grants received in our controlled founded entity, as well as an increase of $1.6 million in Grant Revenue within the Internal segment as a result of increased grant-related activities in such segment.

56 PureTech Health plc Annual report and accounts 2022

Governance

Financial Review — continued

Research and Development Expenses

(in thousands)	Year ended December 31, 2022	2021	Change
Research and Development Expenses:			
Internal Segment	**$(116,054)**	$(65,444)	$50,610
Controlled Founded Entities	**(34,668)**	(40,667)	(5,999)
Non-Controlled Founded Entities	**(826)**	(3,116)	(2,290)
Parent Company and other	**(885)**	(1,244)	(359)
Total Research and Development Expenses:	**$(152,433)**	$(110,471)	$41,962

Our research and development expenses were $152.4 million for the year ended December 31, 2022, an increase of $42.0 million, or 38.0 percent compared to the year ended December 31, 2021. The change was primarily attributable to an increase of $50.6 million in research and development expenses incurred by the Internal segment due to the advancement of programs in clinical testing partially offset by decreases in the research and development expenses of $6.0 million and $2.3 million by the Controlled Founded Entities and the Non-Controlled Founded Entities, respectively. We progressed our ongoing clinical trials of LYT-100, LYT-200 and of LYT 300 in multiple indications, as well as advanced our research activities. The increase in the Internal Segment was primarily driven by an increase in clinical trial and clinical research organization expenditures of $32.7 million, an increase in research and development related employee compensation expense of $10.5 million (including an increase of $2.0 million in non cash stock based compensation expense), an increase in analytical and contract manufacturing testing costs of $4.8 million, and an increase in consulting and professional fees of $3.3 million. The decrease in the Controlled Founded Entities was driven by a $3.5 million reimbursement of expenses related to a settlement reached with a prior collaboration partner as well as additional decreases of approximately $3 million in clinical study costs. The decrease in Non-Controlled Founded Entities was due to the fact that in 2022 the results of operations of Sonde are included only through the date of deconsolidation while in 2021 such results are included for a full year.

General and Administrative Expenses

(in thousands)	Year ended December 31, 2022	2021	Change
General and Administrative Expenses:			
Internal Segment	**$(8,301)**	$(8,673)	$(373)
Controlled Founded Entities	**(16,462)**	(17,504)	(1,042)
Non-Controlled Founded Entities	**(1,296)**	(3,225)	(1,929)
Parent Company and other	**(34,933)**	(27,797)	7,136
Total General and Administrative Expenses	**$(60,991)**	$(57,199)	$3,792

Our general and administrative expenses were $61.0 million for the year ended December 31, 2022, an increase of $3.8 million, or 6.6 percent compared to the year ended December 31, 2021. The change was attributable to an increase of $7.1 million in the Parent Company and other segment, offset by a decreases of $1.9 million in the Non-Controlled Founded Entities segment, $1.0 million in the Controlled Founded Entities, and $0.4 million in the Internal Segment. The increase in the Parent Company and other segment was driven by a $2.5 million increase in employee compensation expense due to increase in headcount and adjustments to compensation due to inflation, as well as a $4.5 million increase in other taxes, while the decrease in Non-Controlled Founded Entities was driven by the fact that in 2022 the results of operations of Sonde are included only through the date of deconsolidation while in 2021 such results are included for a full year. The decrease in Controlled Founded Entities results from a decrease in employee compensation expenses.

Total Other Income (Loss)

Total Other loss was $26.0 million for the year ended December 31, 2022 compared to Other income of $160.0 million for the year ended December 31, 2021, reflecting a change of $186.0 million. The increase in losses was primarily attributable to a loss from investments held at fair value of $32.1 million for the year ended December 31, 2022, compared to a gain of $179.3 million for the year ended December 31, 2021 and to a much lesser extent an increase in realized loss from the sale of an investment of $8.4 million. The loss from investments held at fair value for the year ended December 31, 2022 was primarily attributed to our holdings in Akili, Vor and Gelesis earn-out shares, partially offset by a gain on Karuna holdings (see Note 5 in our consolidated financial statements for further details). The aforementioned increase in losses was partially offset by a one-time gain of $27.3 million as a result of the deconsolidation of Sonde and a gain of $7.6 million in respect of the Gelesis back-stop agreement (See Note 5 to the Consolidated Financial Statements for more details) during the year ended December 31, 2022.

Net Finance Income (Costs)

Net finance Income was $138.9 million for the year ended December 31, 2022, compared to net finance income of $5.0 million for the year ended December 31, 2021, reflecting a change of $133.9 million in Net finance Income (costs). The change was primarily attributable to the fact that during the year ended December 31, 2022 net change in fair value of subsidiaries' preferred shares, warrant and convertible note liabilities was income of $137.1 million, primarily related to change in fair value of Vedanta preferred share liabilities, while for the year ended December 31, 2021 such change was a gain of $9.6 million, leading to increased income of $127.5 million. To a much lesser extent, the increase in finance income was also derived from a $0.8 million decrease in contractual interest expense on subsidiary convertible notes, and a $5.6 million increase in interest income from financial assets during the year ended December 31, 2022, as compared to the year ended December 31, 2021.

Governance

PureTech Health plc Annual report and accounts 2022 57

Financial Review — continued

Share of Net Income/(loss) of Associates accounted for using the equity method, Gain on Dilution of Interest in Associate and Impairment of Investment in Associate

For the year ended December 31, 2022, the share in net loss of associates reported under the equity method was $27.7 million as compared to the share in net loss of $73.7 million for the year ended December 31, 2021. The change was primarily attributable to a decrease in our equity interest in Gelesis following the SPAC exchange (see Note 6 to our Consolidated Financial Statements), as well as a decrease in Gelesis losses reported under IFRS for the year ended December 31, 2022, as compared to the losses reported for the year ended December 31, 2021. In addition, during the year ended December 31, 2022, PureTech recorded a gain on dilution of its equity ownership interest in Gelesis of $28.2 million as a result of the completion of the merger with CapStar on January 13, 2022 - See Note 6 to the Consolidated Financial Statements for more details. Also, during the year ended December 31, 2022, the Company recorded an impairment in its investment in Gelesis of $8.4 million.

Taxation

Income tax expense was a benefit of $55.7 million for the year ended December 31, 2022, as compared to an expense of $3.8 million for the year ended December 31, 2021. The increase in the income tax benefit was primarily attributable to the increase in gains that are non taxable for the year ended December 31, 2022 as compared to the year ended December 31, 2021 and to a lesser extent to a 2022 change in state apportionment. For a full reconciliation from the statutory tax rate to the effective tax rate, see Note 25 to our Consolidated Financial Statements.

Comparison of the Years Ended December 31, 2021 and 2020

Total Revenue

	Year Ended December 31,		
(in thousands)	2021	2020	Change
Contract Revenue:			
Internal Segment	$8,129	$5,297	$2,833
Controlled Founded Entities	1,500	896	604
Non-Controlled Founded Entities	115	93	22
Parent Company and other	235	2,054	(1,819)
Total Contract Revenue	$9,979	$8,341	$1,638
Grant Revenue:			
Internal Segment	$1,253	$1,563	$(310)
Controlled Founded Entities	6,156	1,864	4,292
Total Grant Revenue	$7,409	$3,427	$3,982
Total Revenue	$17,388	$11,768	$5,621

Our total revenue was $17.4 million for the year ended December 31, 2021, an increase of $5.6 million, or 47.8 percent compared to the year ended December 31, 2020. The increase was primarily attributable to an increase of $2.8 million in contract revenue in the Internal segment, which was primarily driven by a $6.5 million increase in revenue due to payment from Imbrium Therapeutics, Inc. following the exercise of the option to acquire an exclusive license for the Initial Product Candidate. The increase was partially offset by a decrease in contract revenue of $3.7 million recognized under IFRS 15 due to the completion of development activities related to revenues associated with multiple collaborations in the year ended December 31, 2021. The increase was also driven by an increase of $4.3 million in grant revenue in the Controlled Founded Entities segment for the year ended December 31, 2021, which was driven primarily by Vedanta's grant revenue earned pursuant to its CARB-X and BARDA agreements. The aforementioned increases were partially offset by a non-recurrent milestone payment of $2.0 million received from Karuna (and included in Parent Company and Other) in the year ended December 31, 2020.

Research and Development Expenses

	Year Ended December 31,		
(in thousands)	2021	2020	Change
Research and Development Expenses:			
Internal Segment	$(65,444)	$(45,346)	$20,098
Controlled Founded Entities	(40,667)	(33,152)	7,515
Non-Controlled Founded Entities	(3,116)	(3,128)	(12)
Parent Company and other	(1,244)	(234)	1,010
Total Research and Development Expenses:	$(110,471)	$(81,859)	$28,612

Governance

58 **PureTech Health plc** Annual report and accounts 2022

Financial Review — continued

Our research and development expenses were $110.5 million for the year ended December 31, 2021, an increase of $28.6 million, or 35.0 percent compared to the year ended December 31, 2020. The change was primarily attributable to an increase of $20.1 million in research and development expenses incurred by the Internal segment due to the advancement of programs in clinical testing. This was primarily driven by an increase in clinical trial and clinical research organization expenditures of $14.0 million, an increase in research and development related consulting and professional fees of $2.5 million and an increase in research and development related salaries and stock compensation of $2.6 million. We progressed our ongoing clinical trials of LYT-100 and LYT- 200 in multiple indications and initiated a clinical trial with respect to LYT 300, as well as advanced pre-clinical studies and research related to multiple candidates and research platforms. The increase was further attributable to an increase of $7.5 million in research and development expenses incurred by the Controlled Founded Entities segment, primarily attributable to Vedanta as they progressed their therapeutic candidates VE202, VE303, VE416 and VE800 towards meaningful milestones.

General and Administrative Expenses

	Year Ended December 31,		
(in thousands)	2021	2020	Change
General and Administrative Expenses:			
Internal Segment	$(8,673)	$(3,482)	$5,191
Controlled Founded Entities	(17,504)	(10,752)	6,752
Non-Controlled Founded Entities	(3,225)	(2,939)	286
Parent Company and other	(27,797)	(32,267)	(4,470)
Total General and Administrative Expenses	$(57,199)	$(49,440)	$7,760

Our general and administrative expenses were $57.2 million for the year ended December 31, 2021, an increase of $7.8 million, or 15.7 percent compared to the year ended December 31, 2020. The increase was primarily attributable to an increase of $7.0 million in the Controlled Founded Entities segment, which was primarily driven by non-cash increases of $2.9 million in stock based compensation expense, $1.4 million increase in payroll-related costs due to increased personnel, an increase in professional fees of $1.1 million, and an increase in legal fees of $0.9 million. The increase was further attributable to an increase of $5.2 million in the Internal segment, which was primarily driven by an increase in the management fee charged by the Parent company of $6.2 million which was partially offset by a decrease in depreciation expense of $0.5 million for the year ended December 31, 2021. The decrease in the Parent Company and other of $4.5 million was primarily attributable to the allocation of management fee charged to other segments of $7.0 million which was partially offset by an increase in professional and recruiting fees of $0.9 million and an increase in business insurance of $1.7 million for the year ended December 31, 2021.

Total Other Income (Loss)

Total other income was $160.0 million for the year ended December 31, 2021 a decrease of $18.7 million, compared to the year ended December 31, 2020. The decline in other income was primarily attributable to a decrease in gains from investments held at fair value of $53.4 million, primarily driven by the change in the fair value of the investment in Karuna. These gains from investments held at fair value were partially offset by losses realized on sale of certain investments held at fair value, as a result of the block sale discount included in the sale. The losses realized on sale of certain investments held at fair value for the year ended December 31, 2021 decreased $34.1 million compared to the year ended December 31, 2020.

Net Finance Income (Costs)

Net finance costs were $5.0 million for the year ended December 31, 2021, a change of $11.2 million, compared to net finance costs of $6.1 million for the year ended December 31, 2020. The change was primarily attributable to a $14.0 million change leading to increased income in respect of the change in the fair value of our preferred shares, warrant and convertible note liabilities held by third parties, partially offset by a $1.8 million increase in contractual finance costs, mainly in our controlled founded entity, Vedanta, and a $1.0 million decline in interest income from financial assets for the year ended December 31, 2021.

Share of Net Gain (Loss) in Associates Accounted for Using the Equity Method, and Impairment of Investment in Associate

For the year ended December 31, 2021, the share in net loss of associates reported under the equity method was $73.7 million as compared to the share of net loss of $34.1 million for the year ended December 31, 2020. The change was primarily attributable to an increase in Gelesis losses reported under IFRS for the year ended December 31, 2021 as compared to the losses reported for the year ended December 31, 2020, due to an increase in the fair value of Gelesis financial instrument liabilities that are accounted for at Fair Value Through Profit and Loss (FVTPL).

Taxation

Income tax expense was $3.8 million for the year ended December 31, 2021,as compared to income tax expense of $14.4 million for the year ended December 31, 2020. The decrease in income tax expense was primarily attributable to the decrease in profit before tax in entities in the U.S. Federal and Massachusetts consolidated return groups of the Company. For information on the change in the tax rate, see Note 25 in the consolidated financial statements.

Governance

PureTech Health plc Annual report and accounts 2022 59

60    PureTech Health plc  Annual report and accounts 2022 G o ve rn an ce Financial Review  — continued Critical Accounting Policies and Significant Judgments and Estimates Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with UK-adopted International Financial Reporting Standards (IFRS). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board (IASB). In the preparation of these financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates under different assumptions or conditions. Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing at the end of this report, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements. See Note 1 to our consolidated financial statements for a further detailed description of our significant accounting policies. Financial instruments We account for our financial instruments according to IFRS 9. As such, when issuing preferred shares in our subsidiaries we determine the classification of financial instruments in terms of liability or equity. Such determination involves significant judgement. These judgements include an assessment of whether the financial instruments include any embedded derivative features, whether they include contractual obligations upon us to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party at any point in the future prior to liquidation, and whether that obligation will be settled by exchanging a fixed amount of cash or other financial assets for a fixed number of the Group's equity instruments. In accordance with IFRS 9 we carry certain investments in equity securities at fair value as well as our subsidiary preferred share, convertible notes and warrant liabilities, all through profit and loss (FVTPL). Valuation of the aforementioned financial instruments (assets and liabilities) includes making significant estimates, specifically determining the appropriate valuation methodology and making certain estimates such as the future expected returns on the financial instrument in different scenarios, earnings potential of the subsidiary businesses, appropriate discount rate, appropriate volatility, appropriate term to exit and other industry and company specific risk factors. Consolidation: The consolidated financial statements include the financial statements of the Company and the entities it controls. Based on the applicable accounting rules, the Company controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Therefore an assessment is required to determine whether the Company has (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. Judgement is required to perform such assessment and it requires that the Company considers, among others, activities that most significantly affect the returns of the investee, its voting shares, representation on the board, rights to appoint board members and management, shareholders agreements, de facto power and other contributing factors. Investment in Associates When we do not control an investee but maintain significant influence over the financial and operating policies of the investee the investee is an associate. Significant influence is presumed to exist when we hold 20 percent or more of the voting power of an entity, unless it can be clearly demonstrated that this is not the case. We evaluate if we maintain significant influence over associates by assessing if we have the power to participate in the financial and operating policy decisions of the associate. Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation they are initially recorded at fair value at the date of deconsolidation. The consolidated financial statements include our share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When our share of losses exceeds the net investment in an equity accounted investee, including preferred share investments that are considered to be Long-Term Interests, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that we have incurred legal or constructive obligations or made payments on behalf of an investee. To the extent we hold interests in associates that are not providing access to returns underlying ownership interests, the instrument held by PureTech is accounted for in accordance with IFRS 9. Judgement is required in order to determine whether we have significant influence over financial and operating policies of investees. This judgement includes, among others, an assessment whether we have representation on the Board of Directors of the investee, whether we participate in the policy making processes of the investee, whether there is any interchange of managerial personnel, whether there is any essential technical information provided to the investee and if there are any transactions between us and the investee. Judgement is also required to determine which instruments we hold in the investee form part of the investment in the associate, which is accounted for under IAS 28 and scoped out of IFRS 9, and which instruments are separate financial instruments that fall under the scope of IFRS 9. This judgement includes an assessment of the characteristics of the financial instrument of the investee held by us and whether such financial instrument provides access to returns underlying an ownership interest. Where the company has other investments in an equity accounted investee that are not accounted for under IAS 28, judgement is required in determining if such investments constitute Long-Term Interests for

Financial Review — continued

the purposes of IAS 28 (please refer to Notes 5 and 6). This determination is based on the individual facts and circumstances and characteristics of each investment, but is driven, among other factors, by the intention and likelihood to settle the instrument through redemption or repayment in the foreseeable future, and whether or not the investment is likely to be converted to common stock or other equity instruments

Recent Accounting Pronouncements
For information on recent accounting pronouncements, see our consolidated financial statements and the related notes found elsewhere in this report.

Cash Flow and Liquidity

Our cash flows may fluctuate and are difficult to forecast and will depend on many factors, including:

- the expenses incurred in the development of wholly-owned and Controlled Founded Entity therapeutic candidates;
- the revenue, if any, generated by wholly-owned and Controlled-Founded Entity therapeutic candidates;
- the revenue, if any, generated from licensing and royalty agreements with Founded Entities;
- the financing requirements of the Internal segment, Controlled-Founded Entities segment and Parent segment; and
- the investing activities related to the Internal, Controlled-Founded Entities, Non-Controlled Founded Entities and Parent segments, including the monetization, through sale, of shares held in our public Founded Entities.

As of December 31, 2022, we had consolidated cash and cash equivalents of $149.9 million and consolidated cash, cash equivalents and short term investments of $350.1 million. As of December 31, 2022, we had PureTech Level cash, cash equivalents and short-term investments of $339.5 million. PureTech Level cash, cash equivalents and short-term investments is a non-IFRS measure (for a definition of PureTech Level cash, cash equivalents and short-term investments and a reconciliation to the IFRS number, see the section Measuring Performance earlier in this Financial review).

Cash Flows
The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,		
(in thousands)	2022	2021	2020
Net cash used in operating activities	$(178,792)	$(158,274)	$(131,827)
Net cash provided by (used in) investing activities	(107,223)	197,375	364,478
Net cash provided by (used in) financing activities	(29,827)	22,727	38,869
Net increase (decrease) in cash and cash equivalents	**$(315,842)**	$61,827	$271,520

Operating Activities
Net cash used in operating activities was $178.8 million for the year ended December 31, 2022, as compared to $158.3 million for the year ended December 31, 2021, resulting in an increase of $20.5 million in net cash used in operating activities. The increase in outflows is primarily attributable to our higher operating loss mainly due to an increase in research and development activities in the Internal Segment, partially offset by the timing of receipts and payments in the normal course of business.

Net cash used in operating activities was $158.3 million for the year ended December 31, 2021, as compared to $131.8 million for the year ended December 31, 2020. The increase in outflows is primarily attributable to our higher operating loss and higher income taxes paid of $7.0 million, and to a lesser extent the timing of receipts and payments in the normal course of business.

Investing Activities
Net cash used in investing activities was $107.2 million for the year ended December 31, 2022, as compared to inflows of $197.4 million for the year ended December 31, 2021, resulting in a decrease of $304.6 million in net cash resulting from investing activities. The decrease in the net cash resulting from investing activities was primarily attributed to a decrease in proceeds from the sale of investments held at fair value of $99.4 million and to the purchase of short term investments, that net of redemptions amounted to $198.7 million for the year ended December 31, 2022.

Net cash provided by investing activities was $197.4 million for the year ended December 31, 2021, as compared to inflows of $364.5 million for the year ended December 31, 2020, resulting in a decrease of $167.1 million in net cash provided by investing activities. The decrease in the net cash provided by investing activities was primarily attributed to the decrease in proceeds from the sale of investments held at fair value of $132.5 million (proceeds from such sales were $218.1 million for the year ended December 31, 2021 vs. $350.6 million for the year ended December 31, 2020) and the fact that for the year ended December 31, 2020 the Company had proceeds of $30.1 million from maturity of short term investments while for the year ended December 31, 2021, there were no such cash inflows.

Financing Activities
Net cash used in financing activities was $29.8 million for the year ended December 31, 2022, as compared to net cash provided by financing activities of $22.7 million for the year ended December 31, 2021, resulting in a decrease of $52.6 million in the net cash resulting from financing activities. The decrease in the net cash resulting from financing activities was primarily attributable to the fact that in the year ended December 31, 2021 there was an issuance of subsidiary preferred shares of $37.6 million while for the year ended December 31, 2022 there was no such issuance, and due to the treasury share purchases of $26.5 million for the year ended December 31, 2022 while there were no such purchases for the year ended December 31, 2021. This decrease was partially offset by the fact that during year ended December 31, 2021 there were payments to settle equity settled stock based awards of $13.3 million, while for the year ended December 31, 2022 there were no such payments made.

Governance

PureTech Health plc Annual report and accounts 2022 61

Financial Review — continued

Net cash provided by financing activities was $22.7 million for the year ended December 31, 2021, as compared to $38.9 million for the year ended December 31, 2020, resulting in a decrease of $16.1 million in the net cash provided by financing activities. The decrease in the net cash provided by financing activities was primarily attributable to the decrease in proceeds from issuance of convertible notes in subsidiaries of $22.8 million and the fact that for the year ended December 31, 2020 the Company had proceeds from the issuance of a long term loan of $14.7 million, while for the year ended December 31, 2021, there was no such cash inflow. Such decreases were partially offset by an increase in proceeds from issuance of preferred shares in subsidiaries of $23.9 million.

Funding Requirements

We have incurred operating losses since inception. Based on our current plans, we believe our existing financial assets at December 31, 2022, will be sufficient to fund our operations and capital expenditure requirements into the first quarter of 2026. We expect to incur substantial additional expenditures in the near term to support our ongoing activities. We anticipate to continue to incur net operating losses for the foreseeable future as is typical for pre-revenue biotechnology companies. Our ability to fund our therapeutic development and clinical operations as well as commercialization of our wholly-owned therapeutic candidates, will depend on the amount and timing of cash received from planned financings, monetization of shares of public Founded Entities and potential business development activities. Our future capital requirements will depend on many factors, including:

- the costs, timing and outcomes of clinical trials and regulatory reviews associated with our wholly-owned therapeutic candidates;
- the costs of commercialization activities, including product marketing, sales and distribution;
- the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;
- the emergence of competing technologies and products and other adverse marketing developments;
- the effect on our therapeutic and product development activities of actions taken by the U.S. Food and Drug Administration ("FDA"), the European Medicines Agency ("EMA") or other regulatory authorities;
- our degree of success in commercializing our wholly-owned therapeutic candidates, if and when approved; and
- the number and types of future therapeutics we develop and commercialize.

A change in the outcome of any of these or other variables with respect to the development of any of our wholly-owned therapeutic candidates could significantly change the costs and timing associated with the development of that therapeutic candidate.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. We currently have no credit facility or other committed sources of capital beyond our existing financial assets. Because of the numerous risks and uncertainties associated with the development and commercialization of our wholly-owned therapeutic candidates, we have only a general estimate of the amounts of increased capital outlays and operating expenditures associated with our current and anticipated therapeutic development programs and these may change in the future.

Financial Position

Summary Financial Position

	As of December 31,		
(in thousands)	2022	2021	Change
Investments held at fair value	**$251,892**	$397,179	$(145,286)
Other non-current assets	**64,562**	47,018	17,544
Non-current assets	**316,454**	444,197	(127,743)
Cash and cash equivalents, and short term investments	**350,095**	465,708	(115,613)
Other current assets	**36,097**	36,101	(4)
Current assets	**386,192**	501,809	(115,617)
Total assets	**702,647**	946,006	(243,359)
Lease Liability	**24,155**	29,040	(4,884)
Deferred tax liability	**19,645**	89,765	(70,120)
Other non-current liabilities	**14,372**	16,921	(2,549)
Non-current liabilities	**58,172**	135,725	(77,553)
Trade and other payables	**54,783**	35,760	19,023
Notes payable	**2,345**	4,641	(2,297)
Warrant liability	**47**	6,787	(6,740)
Preferred shares	**27,339**	174,017	(146,678)
Other current liabilities	**12,371**	4,929	7,442
Current liabilities	**96,885**	226,135	(129,249)
Total liabilities	**155,057**	361,859	(206,802)
Net assets	**547,589**	584,147	(36,557)
Total equity	**$547,589**	$584,147	$(36,557)

Governance

62 PureTech Health plc Annual report and accounts 2022

PureTech Health plc Annual report and accounts 2022 63 G o ve rn an ce Financial Review  — continued Investments Held at Fair Value Investments held at fair value decreased by $145.3 million to $251.9 million as of December 31, 2022. As of December 31, 2022, Investments held at fair value consist primarily of our common share investment in Karuna, Vor and Akili (Akili was in the form of preferred shares until August 2022) and our preferred share investment in Sonde (from May 2022). See Note 5 to our consolidated financial statements included elsewhere in this annual report for details regarding the change in investments held at fair value. Cash, Cash Equivalents, and Short- Term Investments Consolidated cash, cash equivalents and short-term investments decreased by $115.6 million to $350.1 million as of December 31, 2022. The decrease reflects spend attributed to our operating loss of $197.8 million, partially offset by proceeds from sale of Karuna and Vor shares of $118.7 million during the year ended December 31, 2022. Non-Current Liabilities Non-current liabilities decreased $77.6 million to $58.2 million as of December 31, 2022. The decrease was primarily driven by declines of $4.9 million and $70.1 million in our long-term lease liability and deferred tax liabilities, respectively as of December 31, 2022. Trade and Other Payables Trade and other payables increased $19.0 million to $54.8 million as of December 31, 2022. The increase reflected primarily the timing of payments as of December 31, 2022. Notes Payable Notes payable decreased by $2.3 million to $2.3 million as of December 31, 2022. The decrease reflects the deconsolidation of Sonde in May 2022. Preferred Shares and warrant liabilities Preferred share liability in subsidiaries in the Controlled founded entity segment decreased by $146.7 million to $27.3 million and warrant liability (also in Controlled founded entity segment) decreased by $6.7 million to a negligible amount as of December 31, 2022. The decrease in the preferred share liability reflects a decrease in fair value of the preferred share liability of $130.8 million and to a much lesser extent a decrease of $15.9 million due to the deconsolidation of Sonde during the year ended December 31, 2022. The decrease in the warrant liability reflects a decrease in the fair value of such warrant liability of $6.7 million. Quantitative and Qualitative  Disclosures about Financial Risks Interest Rate Sensitivity As of December 31, 2022, we had consolidated cash and cash equivalents of $149.9 million and short term investments of $200.2 million, while we had PureTech Level cash, cash equivalents and short-term investments of $339.5 million. PureTech Level cash, cash equivalents and short-term investments is a non-IFRS measure (for a definition of PureTech Level cash, cash equivalents and short- term investments and a reconciliation to the IFRS number, see the section Measuring Performance earlier in this Financial review). Our exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation and investments in short duration, high-quality U.S. Treasury Bills and related money market accounts we do not believe change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates. Foreign Currency Exchange Risk We maintain our consolidated financial statements in our functional currency, which is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. Such foreign currency gains or losses were not material for all reported periods. Controlled Founded Entity Investments We maintain investments in certain Controlled Founded Entities. Our investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. We are however exposed to a preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. The liability of preferred shares is maintained at fair value through the profit and loss. Our strong cash position, budgeting and forecasting processes, as well as decision making and risk mitigation framework enable us to robustly monitor and support the business activities of the Controlled Founded Entities to ensure no exposure to credit losses and ultimately dissolution or liquidation. Accordingly, we view exposure to third party preferred share liability as low. Please refer to Note 16 to our consolidated financial statements for further information regarding our exposure to Controlled Founded Entity Investments. Non-Controlled Founded Entity Investments We maintain certain investments in Non-Controlled Founded Entities which are deemed either as investments and accounted for as investments held at fair value or associates and accounted for under the equity method (please refer to Note 1 to our consolidated financial statements). Our exposure to investments held at fair value was $251.9 million as of December 31, 2022, and we may or may not be able to realize the value in the future. Accordingly, we view the risk as high. Our exposure to investments in associates in limited to the carrying amount of the investment. We are not exposed to further contractual obligations or contingent liabilities beyond the value of initial investment. As of December 31, 2022, Gelesis and Sonde were the only associates. The carrying amount of the investments in Gelesis and Sonde accounted for under the equity method was $9.1 million. Accordingly, we do not view this risk as high. Please refer to Notes 5, 6 and 16 to our consolidated financial statements for further information regarding our exposure to Non-Controlled Founded Entity Investments.

64 PureTech Health plc Annual report and accounts 2022 G o ve rn an ce Financial Review  — continued Equity Price Risk As of December 31, 2022, we held 1,054,464 common shares of Karuna, 2,671,800 common shares of Vor, and 12,527,477 common shares of Akili. The fair value of our investments in the common shares of Karuna was $207.2 million, in the common shares of Vor $17.8 million, and in the common shares of Akili $14.1 million. The investments in Karuna Vor and Akili are exposed to fluctuations in the market price of these common shares. The effect of a 10.0 percent adverse change in the market price of Karuna common shares, Vor common shares and Akili common shares as of December 31, 2022, would have been a loss of approximately $20.7 million, $1.8 million, and $1.4 million, respectively, that would have been recognized as a component of Other income (expense) in our Consolidated Statements of Comprehensive Income/(Loss). Liquidity Risk We do not believe we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. While we believe our cash and cash equivalents and short-term investments do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes or decline in value based on market conditions. Credit Risk We maintain an investment portfolio in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity and to meet operating needs. Although our investments are subject to credit risk, our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure from any single issue, issuer or type of investment. We do not own derivative financial instruments. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments. Credit risk is also the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are potentially subject to concentrations of credit risk in accounts receivable. Concentrations of credit risk with respect to receivables is owed to the limited number of companies comprising our receivable base. However, our exposure to credit losses is currently low due to the credit quality of our receivables, which are primarily from the US government, large corporations and large funds with respect to grants. Foreign Private Issuer Status Owing to our U.S. listing, we report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including: • the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; • sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; • the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and • Regulation FD, which regulates selective disclosures of material information by issuers.

PureTech Health plc Annual report and accounts 2022 65 G o ve rn an ce Chair’s overview Dear Shareholder I am pleased to introduce our Corporate Governance Report. This section sets out our governance framework and the work of the Board and its committees. As a Board, we are responsible for ensuring there is an effective governance framework in place. This includes setting the Company’s strategic objectives, ensuring the right leadership and resources are in place to achieve these objectives, monitoring performance, ensuring that sufficient internal controls and protections are in place and reporting to shareholders. An effective governance framework is also designed to ensure accountability, fairness and transparency in the Company’s relationships with all of its stakeholders, whether shareholders, employees, partners, the government or the wider patient community. We believe that good corporate governance is essential for building a successful and sustainable business. The Board is committed to the highest standards of corporate governance and undertakes to maintain a sound framework for our control and management. In this report, we provide details of that framework. The key constituents necessary to deliver a robust structure are in place and, accordingly, this report includes a description of how the Company has applied the principles and provisions of the Governance Code and how it intends to apply those principles in the future. As announced by the Company on November 10, 2022, I have been appointed as President, Chief Executive Officer and a member of the Board of Biogen, Inc. As a result of this appointment and due to the time commitment associated with this new role, I have determined that I will not stand for re-election at the Company’s 2023 Annual General Meeting. I have been working with the Board and the Nomination Committee with assistance from the rest of the Board and the Company’s management to identify a suitable successor. This process is still ongoing. In the interim, Dr. Raju Kucherlapati has kindly agreed to act in the position of Interim Chair in addition to his role as the Senior Independent Director to ensure continuity and the maintenance of strong governance practices. Further, as has been previously disclosed by the Company, Dame Marjorie Scardino retired as of the close of business on December 31, 2022. The Nomination Committee with assistance from the rest of the Board and the Company’s management has also been looking towards potentially adding an additional non-executive director in order to strengthen the Board’s skillsets and reinforce the strong governance that has been a hallmark of the Company’s Board and broader operations. While there is not a firm timeline for the identification of a new Chair and potentially an additional non-executive director, the Nomination Committee and the Company intend to conduct a thorough and expeditious process to identify the best candidates. Progress updates will be provided in due course. The Board looks forward to being able to discuss these matters with our shareholders in connection with our AGM or indeed at any other time during the year. Christopher Viehbacher Chair April 27, 2023 “ We believe that good corporate governance is essential for building a successful and sustainable business.”

66 PureTech Health plc Annual report and accounts 2022 G o ve rn an ce Sharon Barber-Lui Independent Non-Executive Director Sharon Barber-Lui has served as a member of our Board since March 2022 and became the Chair of the Audit Committee on April 26, 2022. Ms. Barber-Lui has been the Senior Vice President of Finance at EQRx since January 2022. Prior to joining EQRx, Ms. Barber-Lui worked at Merck for over twenty years in roles of advancing responsibility, including most recently as the Head of Portfolio Market Strategy, Operations and Business Analytics from 2019 through 2021 and Chief Financial Officer from 2014 through 2018 for Merck’s U.S. oncology business. Prior to that Ms. Barber-Lui held a number of other roles with Merck including Treasurer of U.S. Region, Head of U.S. Treasury Operations, and Head of Legal Entity Integration and Global Treasury Services, among others. Ms. Barber-Lui began her career as an accountant for KPMG LLP, and she received her bachelor’s degree as well as her M.B.A. from Lehigh University. Ms. Barber-Lui is a member of the American Institute of Certified Public Accountants. She is also the recipient of Merck & Co. Inc.’s Top Talent Designation, Women’s Leadership Recognition and Oncology Women’s Leader Recognition. Raju Kucherlapati, Ph.D. Senior Independent Director, R&D Committee Member Raju Kucherlapati, Ph.D., has served as a member of our Board since 2014 and assumed the role of PureTech’s Senior Independent Director as well as the chair of its Nomination Committee as of December 31, 2022. It is intended that Dr. Kucherlapati will act as Interim Chair following the end of the 2023 Annual General Meeting. He has been the Paul C. Cabot professor of Genetics and a professor of medicine at Harvard Medical School since 2001. Dr. Kucherlapati currently serves on the board of directors of Gelesis, Inc. and KEW Inc. He was a founder and former board member of Abgenix (acquired by Amgen for $2.2 billion), Cell Genesys and Millennium Pharmaceuticals (acquired by Takeda for $8.8 billion). He was the first scientific director of the Harvard-Partners Center for Genetics and Genomics. He is a fellow of the American Association for the Advancement of Science and a member of the National Academy of Medicine. Dr. Kucherlapati received his Ph.D. from the University of Illinois. He trained at Yale and has held faculty positions at Princeton University, University of Illinois College of Medicine and the Albert Einstein College of Medicine. He served on the editorial board of the New England Journal of Medicine and was Editor in Chief of the journal Genomics. He was a member of the presidential commission for the study of bioethical issues during the Obama administration. His laboratory at Harvard Medical School is involved in cloning and characterization of human disease genes with a focus on human syndromes with a significant cardiovascular involvement, use of genetic/genomic approaches to understand the biology of cancer and the generation and characterization of genetically modified mouse models for cancer and other human disorders. His laboratory was a part of the Human Genome Program that was responsible for mapping and sequencing the human genome. Dr. Kucherlapati developed methods for modifying mammalian genes that lead to gene targeting in mice. He has developed many mouse models for human disease, including a large set of models for human colorectal cancer. His laboratory was a part of The Cancer Genome Atlas (TCGA) program that uses genetic/genomic approaches to understand the biology of cancer. He is a promoter of personalized/precision medicine. John LaMattina, Ph.D. Independent Non-Executive Director, R&D Committee Member John LaMattina, Ph.D., has served as a member of our Board since 2009. Dr. LaMattina previously worked at Pfizer in different roles from 1977 to 2007, including vice president of U.S. Discovery Operations in 1993, senior vice president of worldwide discovery operations in 1998, senior vice president of worldwide development in 1999 and president of global research and development from 2003 to 2007. Dr. LaMattina serves on the board of directors of Ligand Pharmaceuticals, Immunome Inc. and Vedanta Biosciences, Inc. Dr. LaMattina previously served on the board of Zafgen, Inc. until April 2020. He also serves on the Scientific Advisory Board of Frequency Therapeutics and is a trustee associate of Boston College. During Dr. LaMattina’s leadership tenure, Pfizer discovered and/or developed a number of important new medicines including Tarceva, Chantix, Zoloft, Selzentry and Lyrica, along with a number of other medicines currently in late stage development for cancer, rheumatoid arthritis and pain. He is the author of numerous scientific publications and U.S. patents. Dr. LaMattina received the 1998 Boston College Alumni Award of Excellence in Science and the 2004 American Diabetes Association Award for Leadership and Commitment in the Fight Against Diabetes. He was awarded an Honorary Doctor of Science degree from the University of New Hampshire in 2007. In 2010, he was the recipient of the American Chemical Society’s Earle B. Barnes Award for Leadership in Chemical Research Management. He is the author of “Devalued and Distrusted—Can the Pharmaceutical Industry Restore its Broken Image,” “Drug Truths: Dispelling the Myths About Pharma R&D,” “Pharma and Profits: Balancing Innovation, Medicine, and Drug Prices” and an author of the Drug Truths blog at Forbes.com. Dr. LaMattina received a B.S. in Chemistry from Boston College and received a Ph.D. in Organic Chemistry from the University of New Hampshire. He then moved on to Princeton University as a National Institutes of Health postdoctoral fellow in the laboratory of professor E. C. Taylor. Board of Directors (alphabetically)* PureTech Health is led by a seasoned and accomplished Board of Directors and management team with extensive experience in maximising shareholder value, discovering scientific breakthroughs, and delivering therapeutics to market. * Biographies for executive directors, Daphne Zohar and Bharatt Chowrira, can be found on pages 69 and 70.

PureTech Health plc Annual report and accounts 2022 67 G o ve rn an ce Robert Langer, Sc.D. Co-Founder and Non-Executive Director, R&D Committee Member Robert S. Langer, Sc.D., is a co-founder, member of PureTech’s R&D Committee and has served as a member of the board of directors since our founding. Dr. Langer has served as the David H. Koch Institute professor at MIT since 2005. He served as a member of the FDA’s science board from 1995 to 2002 and as its chairman from 1999 to 2002. Dr. Langer serves on the board of directors of Seer Bio, Abpro Bio, Frequency Therapeutics, Entrega, Inc. and Moderna, Inc. Dr. Langer has received over 220 major awards, including the 2006 U.S. National Medal of Science, the Charles Stark Draper Prize in 2002 and the 2012 Priestley Medal. He is also the first engineer to ever receive the Gairdner Foundation International Award. Dr. Langer has received the Dickson Prize for Science, Heinz Award, Harvey Prize, John Fritz Award, General Motors Kettering Prize for Cancer Research, Dan David Prize in Materials Science, Breakthough Prize in Life Sciences, National Medal of Science, National Medal of Technology and Innovation, Kyoto Prize, Wolf Prize, Albany Medical Center Prize in Medicine and Biomedical Research and the Lemelson-MIT prize. In 2006, he was inducted into the National Inventors Hall of Fame. In January 2015, Dr. Langer was awarded the 2015 Queen Elizabeth Prize for Engineering. Dr. Langer received his bachelor’s degree in Chemical Engineering from Cornell University and his Sc.D. in Chemical Engineering from MIT. Kiran Mazumdar-Shaw Independent Non-Executive Director Kiran Mazumdar-Shaw has served as a member of our Board since September 2020. Ms. Mazumdar-Shaw has been the executive chairperson of Biocon Limited, which she founded in 1978, since April 2020, and she served as managing director of Biocon Limited from 1995 to 2020. Ms. Mazumdar-Shaw holds key positions in various industry, educational, government and professional bodies globally. She has been elected as a full-term member of the board of trustees of Massachusetts Institute of Technology. She has been elected as a member of the prestigious U.S.-based National Academy of Engineering. She also serves as the lead independent member of the board of Infosys Ltd, a director on the board of United Breweries Limited, and non-executive director on the board of Narayana Health. Ms. Mazumdar-Shaw has received two of India’s highest civilian honors, the Padma Shri in 1989 and the Padma Bhushan in 2005. She was also honored with the Order of Australia, Australia’s highest civilian honor in January 2020. In 2016, she was conferred with the highest French distinction – Knight of the Legion of Honour – and in 2014 received the Othmer Gold Medal in 2014 from the U.S.-based Chemical Heritage Foundation for her pioneering efforts in biotechnology. Ms. Mazumdar-Shaw has been ranked as one of the world’s top 20 inspirational leaders in the field of biopharmaceuticals by The Medicine Maker Power List 2020, and she was the winner of EY World Entrepreneur of the Year™ 2020 Award. She was the first woman business leader from India to sign the Giving Pledge, an initiative of the Gates Foundation, committing to give the majority of her wealth to philanthropic causes. She received a bachelor’s degree in science, Zoology Hons., from Bangalore University and a master’s degree in malting and brewing from Ballarat College, Melbourne University. She has been awarded several honorary degrees from other universities globally. Dame Marjorie Scardino Senior Independent Director Dame Marjorie Scardino served as a member of our Board from 2015 until her retirement from our Board as of the close of business on December 31, 2022. She served for 28 years as the chief executive officer of Pearson, a large education company that included The Economist, The Financial Times and Penguin Books. She was on the board of the MacArthur Foundation for 12 years, five as chairman, and left in 2017. She was a member of the board of Twitter from 2013 to 2018 and International Airlines Group from 2014 to 2019. Dame Scardino has received a number of honorary degrees, and in 2003 was dubbed a dame of the British Empire. She is also a member of the Royal Society of the Arts in the UK and the American Association of Arts and Sciences. Christopher Viehbacher Chair Chris Viehbacher has served as a member of our Board since 2015 and as chairman since September 2019. Mr. Viehbacher was appointed President, Chief Executive Officer and a member of the Board of Biogen, Inc. in November 2022. As a result of his appointment, Mr. Viehbacher will not stand for re-election at the Company’s 2023 Annual General Meeting. Prior to his appointment with Biogen, Inc., he had been the managing partner of Gurnet Point Capital from October 2014 to November 2022. Immediately prior to joining Gurnet Point Capital, Mr. Viehbacher served as the chief executive officer and member of the board of directors of Sanofi from December 2008 to October 2014. From 1993 to 2008, Mr. Viehbacher worked at GlaxoSmithKline in different roles, including ultimately President of its North American pharmaceutical division. Mr. Viehbacher began his career with PricewaterhouseCoopers LLP and qualified as a chartered accountant. Mr. Viehbacher currently serves on the board of directors of Biogen, Inc., BEFORE Brands and Crossover Health. Mr. Viehbacher previously served on the board of directors of Alladapt, Boston Pharmaceuticals, Zikani, Vedanta Biosciences, Inc., Gurnet Point Capital LLC, Axcella Health Inc. and Corium International, Inc. Mr. Viehbacher also serves on the Board of Trustees of Northeastern University and the Board of Fellows of Stanford Medical School. Mr. Viehbacher has co-chaired the Chief Executive Officer Roundtable on Neglected Diseases with Bill Gates and formerly chaired the chief executive officer Roundtable on Cancer. He was the chairman of the board of the Pharmaceutical Research and Manufacturers of America as well as president of the European Federation of Pharmaceutical Industries and Associations. At the World Economic Forum at Davos, Mr. Viehbacher was a chair of the Health Governors and co-chaired an initiative to create a Global Charter for Healthy Living. He was also a member of the International Business Council. Mr. Viehbacher has received the Pasteur Foundation Award for outstanding commitment to safeguarding and improving health worldwide. He has also received France’s highest civilian honor, the Légion d’honneur. Mr. Viehbacher received his bachelor’s degree in Commerce from Queen’s University in Ontario, Canada. Board of Directors  — continued

68 PureTech Health plc Annual report and accounts 2022 G o ve rn an ce Dennis Ausiello, M.D.** Board Advisor, R&D Committee Member Dennis Ausiello, M.D., is a board advisor and member of the PureTech R&D Committee. He is the Jackson Distinguished Professor of Clinical Medicine and was previously director, emeritus of the M.D./Ph.D. Program at Harvard Medical School. Dr. Ausiello is chairman of medicine, emeritus and director of the Center for Assessment Technology and Continuous Health (CATCH) at Massachusetts General Hospital (MGH). This center is a partnership among MGH, MIT and Harvard University with a mission to develop real-time assessment of human traits in wellness and disease. In partnership with industry, it is creating tools for measurements of traditional and novel phenotypes. Understanding the need for partnerships between the academy and industry, Dr. Ausiello served on the board of directors of Pfizer Pharmaceuticals, where he was their former lead director. He currently serves as a member of the board of directors of Seres Health and Alnylam. Dr. Ausiello is also a member of the board of directors of several non-public biotech companies and is a consultant to Verily (formerly Google Life Sciences) and Pfizer Pharmaceuticals. Dr. Ausiello is a nationally recognized leader in academic medicine who was elected to the National Academy of Medicine in 1999 and the American Academy of Arts and Sciences in 2003. He has published numerous articles, book chapters and textbooks and has served as an editor of Cecil’s Textbook of Medicine. Dr. Ausiello received his BA from Harvard College and an M.D. from the University of Pennsylvania. H. Robert Horvitz, Ph.D.** Board Advisor, R&D Committee Chair H. Robert Horvitz, Ph.D., is a board observer and Chair of the R&D Committee at PureTech. He received the Nobel Prize in Physiology or Medicine and is the David H Koch Professor of Biology at Massachusetts Institute of Technology, an investigator of the Howard Hughes Medical Institute, neurobiologist (Neurology) at Massachusetts General Hospital, a member of the MIT McGovern Institute for Brain Research and the MIT Koch Institute for Integrative Cancer Research. He is cofounder of multiple life science companies, including Epizyme (EPZM), Mitobridge (acquired by Astellas) and Idun Pharmaceuticals (acquired by Pfizer) and was a member of the Scientific Advisory Board of the Novartis Institutes for BioMedical Research. Dr. Horvitz was a member of the board of trustees of the Massachusetts General Hospital. He also previously served as Chairman of the Board of Trustees of the Society for Science and the Public and as President of the Genetics Society of America. Dr. Horvitz is a member of the U.S. National Academy of Sciences, the U.S. National Academy of Medicine and the American Philosophical Society and is a foreign member of the Royal Society of London. He is a fellow of the American Academy of Arts and Sciences and of the American Academy of Microbiology. Dr. Horvitz received the U.S. National Academies of Science Award in Molecular Biology; the Charles A. Dana Award for Pioneering Achievements in Health; the Ciba-Drew Award for Biomedical Science; the General Motors Cancer Research Foundation Alfred P. Sloan, Jr. Prize; the Gairdner Foundation International Award; the March of Dimes Prize in Developmental Biology; the Genetics Society of America Medal; the Bristol-Myers Squibb Award for Distinguished Achievement in Neuroscience; the Wiley Prize in the Biomedical Sciences; the Peter Gruber Foundation Genetics Prize; the American Cancer Society Medal of Honor; the Alfred G. Knudson Award of the National Cancer Institute; and the UK Genetics Society Mendel Medal. He has received honorary doctoral degrees from the University of Rome, Cambridge University, Pennsylvania State University and the University of Miami. Bennett Shapiro, M.D.** Board Advisor, R&D Committee Member Bennett Shapiro, M.D., is a PureTech co-founder, and was a board advisor and a member of PureTech’s R&D Committee until he retired from those roles in August 2022. He also served as member of the Board from the Company’s founding through June 2020. Dr. Shapiro was previously Executive Vice President at Merck Research Laboratories of Merck & Co. where he initially led Worldwide Basic Research and was responsible for all the basic and preclinical research activities at Merck. He later led Worldwide Licensing and External Research and was responsible for Merck’s relationships with the academic and industrial biomedical research community. His leadership resulted in the discovery, development and registration of approximately 25 drugs and vaccines. Previously, he was professor and chairman of the Department of Biochemistry at the University of Washington and is the author of over 120 papers on the molecular regulation of cellular behavior. Following an internship in Medicine at the University of Pennsylvania Hospital, he was a Research Associate at the NIH, then a Visiting Scientist at the Institut Pasteur in Paris and returned to the NIH as Chief-Section on Cellular Differentiation in the Laboratory of Biochemistry prior to joining the University of Washington. Dr. Shapiro has been a Guggenheim Fellow, a Fellow of the Japan Society for the Promotion of Science and a Visiting Professor at the University of Nice. He currently serves as a member of the board of directors of Vedanta Biosciences and VBL Therapeutics. Dr. Shapiro previously served as a director of Celera Corporation, the Drugs for Neglected Diseases initiative and the Mind and Life Institute. Dr. Shapiro received a B.S. in Chemistry from Dickinson College and his M.D. from Jefferson Medical College. Board of Directors  — continued ** Dr. Horvitz, Dr. Ausiello and Dr. Shapiro are not members of the PureTech Board. As a Board Observer, Dr. Horvitz attends the majority of Board meetings. As Board Advisors, Dr. Ausiello and Dr. Shapiro attend select Board meetings. All three are also members of PureTech’s R&D Committee, of which Dr. Horvitz is the Chair.

PureTech Health plc Annual report and accounts 2022 69 G o ve rn an ce Joseph Bolen, Ph.D. R&D Committee Member Joseph Bolen, Ph.D., first joined PureTech in October 2015 and served as PureTech’s chief scientific officer from October 2016 through February 2023 and transitioned to a role on PureTech’s R & D committee in February 2023. Prior to joining PureTech, Dr. Bolen oversaw all aspects of research and development, or R&D, for Moderna, Inc. as president and chief scientific officer from July 2013 to October 2015. Previously, he was chief scientific officer and global head of oncology research at Millennium: The Takeda Oncology Company. Prior to joining Millennium in 1999, Dr. Bolen held senior positions at Hoechst Marion Roussel, Schering-Plough and Bristol-Myers Squibb. Dr. Bolen began his career at the National Institutes of Health, where he contributed to the discovery of a class of proteins known as tyrosine kinase oncogenes as key regulators of the immune system. Dr. Bolen received a B.S. in Microbiology & Chemistry and a Ph.D. in Immunology from the University of Nebraska and conducted his postdoctoral training in Molecular Virology at the Kansas State University Cancer Center. Bharatt Chowrira, Ph.D., J.D. President and Chief Business, Finance and Operating Officer, Member of the Board of Directors Bharatt Chowrira, Ph.D., J.D., has been our president and chief business, finance and operating officer since September 2022, was our president and chief business, legal and operating officer from January 2022 through September 2022, and was our president and chief of business and strategy from March 2017 through December 2021. Dr. Chowrira has also served as a member of PureTech’s Board since February 2021. Prior to joining PureTech, Dr. Chowrira was the president of Synlogic, Inc., a biopharmaceutical company focused on developing synthetic microbiome-based therapeutics, from September 2015 to February 2017, where he oversaw and managed corporate and business development, alliance management, financial, human resources, intellectual property and legal operations. Prior to that, Dr. Chowrira was the chief operating officer of Auspex Pharmaceuticals, Inc. from October 2013 to July 2015, which was acquired by Teva Pharmaceuticals Ltd. in the spring of 2015. Previously, he was president and chief executive officer of Addex Therapeutics Ltd., a biotechnology company publicly-traded on the SIX Swiss Exchange, from August 2011 to July 2013. Prior to that Dr. Chowrira held various leadership and management positions at Nektar Therapeutics (chief operating officer), Merck & Co, or Merck (vice president), Sirna Therapeutics (general counsel; acquired by Merck) and Ribozyme Pharmaceuticals (chief patent counsel). Dr. Chowrira previously served on the board of directors of Vedanta Biosciences, Inc. from September 2018 to February 2023, Akili Interactive Labs, Inc. from November 2017 to September 2019 and June 2021 to October 2022, Vor Biopharma from August 2018 to June 2020, and Karuna Therapeutics, Inc. from March 2017 to December 2019. Dr. Chowrira received a J.D. from the University of Denver’s Sturm College of Law, a Ph.D. in Molecular Biology from the University of Vermont College of Medicine, an M.S. in Molecular Biology from Illinois State University and a B.S. in Microbiology from the UAS, Bangalore, India. Eric Elenko, Ph.D. Chief Innovation and Strategy Officer Eric Elenko, Ph.D., has served as our chief innovation officer since June 2015 and held various other positions at PureTech prior thereto. While at PureTech, Dr. Elenko has led the development of a number of programs, including Akili Interactive Labs, Inc., Gelesis, Inc., Karuna Therapeutics, Inc. and Sonde Health, Inc. Dr. Elenko serves on the board of directors of Sonde Health, Inc. Prior to joining PureTech, Dr. Elenko was a consultant with McKinsey and Company from February 2002 to September 2005, where he advised senior executives of both Fortune 500 and specialty pharmaceutical companies on a range of issues such as product licensing, mergers and acquisitions, research and development strategy and marketing. Dr. Elenko received a B.A. in Biology from Swarthmore College and his Ph.D. in Biomedical Sciences from University of California, San Diego. Management team (alphabetically)

70    PureTech Health plc  Annual report and accounts 2022 G o ve rn an ce Julie Krop, M.D. Chief Medical Officer Julie Krop, MD, is the chief medical officer at PureTech, where she is responsible for all clinical development, regulatory, CMC, and medical affairs for PureTech’s clinical-stage Wholly Owned Pipeline. Prior to PureTech, Dr. Krop served as Chief Medical Officer at Freeline Therapeutics, a clinical-stage gene therapy company. She also previously served as Chief Medical Officer of AMAG Pharmaceuticals (acquired by Covis group for $647 million), where she oversaw clinical development, regulatory affairs, clinical operations, medical affairs, program management and pharmacovigilance. During her time at AMAG, Dr. Krop was responsible for the oversight of three FDA approvals. Earlier in her career, she held leadership positions at Vertex Pharmaceuticals, Stryker Regenerative Medicine, Peptimmune, Millennium Pharmaceuticals and Pfizer and also served on the board of directors of Aquestive Bio, Inc. Dr. Krop received her M.D. from Brown University School of Medicine and completed an internal medicine residency at Georgetown University Hospital. Additionally, she completed fellowships in epidemiology, clinical trial design and endocrinology as a Robert Wood Johnson Foundation Clinical Scholar at the Johns Hopkins School of Medicine. Daphne Zohar Founder and Chief Executive Officer, Member of the Board of Directors Daphne Zohar is the founder of PureTech and has served as our chief executive officer and a member of our board of directors since our formation and UK main market listing in 2015 and served as the founding chief executive officer of a number of our Founded Entities. A successful entrepreneur, Ms. Zohar created PureTech, assembling a leading team and scientific network to help implement her vision for the company, and was a key participant in fundraising, business development and establishing the underlying programs and platforms that have resulted in the broad and deep pipeline being advanced via the Company’s Wholly Owned Pipeline and Founded Entities. PureTech’s R&D engine has generated 27 therapeutics and therapeutic candidates, including two (Plenity® and EndeavorRx®) that have received both U.S. Food and Drug Administration clearance and European marketing authorization and a third (KarXT) that we expect will soon be filed for FDA approval. Ms. Zohar has been recognized as a top leader and innovator in biotechnology by a number of sources, including EY, BioWorld, MIT’s Technology Review, the Boston Globe, and Scientific American. Ms. Zohar serves on the BIO (Biotechnology Innovation Organization) Board. Previously, Ms. Zohar has served on a number of private company boards including Karuna Therapeutics, Inc. and served on the board of resTORbio, Inc. (now Adicet Bio, Inc.) from December 2017 to November 2018. Ms. Zohar received a B.S. from Northeastern University. Management team — continued

PureTech Health plc Annual report and accounts 2022 71 G o ve rn an ce corporate governance. Each committee has its own terms of reference which set out the specific matters for which delegated authority has been given by the Board. The terms of reference for each of the committees are fully compliant with the provisions of the Governance Code. All of these are available on request from the Company Secretary or within the Investors section of our website at www.puretechhealth.com. Board size and composition As of December 31, 2022, there were nine Directors on the Board: the Non-Executive Chair, two Executive Directors and six Non-Executive Directors. The biographies of these Directors are provided on pages 66 to 70. On March 24, 2022, Ms. Sharon Barber-Lui joined the Board as a non-Executive Director. Immediately following the publication of PureTech’s Annual Report and Accounts for the year ended December 31, 2021 on April 26, 2022, Ms. Barber-Lui became the Chair of the Audit Committee, and Mr. Viehbacher stepped down as the Chair of the Audit Committee but remained a member thereof. Dame Marjorie Scardino, Senior Independent Director, chair of the Nomination Committee and member of the Audit Committee, retired as of the close of business on December 31, 2022. Raju Kucherlapati, Ph.D., assumed the role of PureTech’s Senior Independent Director as well as the chair of its Nomination Committee, effective as of Dame Scardino’s retirement. Christopher Viehbacher, Chair of PureTech’s Board, was recently appointed President, Chief Executive Officer and a member of the Board of Biogen, Inc. Given the time commitment required by this new role, Mr. Viehbacher will not stand for re-election at PureTech’s 2023 Annual General Meeting. There were no other changes to the composition of the Board during 2022. Following Mr. Viehbacher’s departure on conclusion of the 2023 AGM, the Company will have seven directors, including two Executive Directors and five Non-Executive Directors. While the Company is conducting a search for a new Chair of the Board and considering adding an additional member to replace Dame Scardino, it does not anticipate that such individuals will be in place at the time of the AGM. As a result, the Board intends to appoint Dr. Raju Kucherlapati as interim Chair Board decision and approval are those significant to us as a whole due to their strategic, financial or reputational implications. The Company’s schedule of matters reserved for the Board includes the following matters: • approval and monitoring of our strategic aims and objectives; • approval of the annual operating and capital expenditure budget; • changes to our capital structure, the issue of any of our securities and material borrowings; • approval of the annual report and half-year results statement, accounting policies and practices or any matter having a material impact on our future financial performance; • ensuring a sound system of internal control and risk management; • approving Board appointments and removals, and approving policies relating to directors’ remuneration; • strategic acquisitions; • major disposals of our assets or subsidiaries; • approval of all circulars, prospectuses and other documents issued to shareholders governed by the Financial Conduct Authority’s (FCA) Listing Rules, Disclosure Guidance and Transparency Rules or the City Code on Takeovers and Mergers; • approval of terms of reference and membership of Board committees; • considering and, where appropriate, approving directors’ conflicts of interest; and • approval, subject to shareholder approval, of the appointment and remuneration of the auditors. The schedule of matters reserved to the Board is available on request from the Company Secretary or within the Investors section of our website at www.puretechhealth.com. The Board delegates specific responsibilities to certain committees that assist the Board in carrying out its functions and ensure independent oversight of internal control and risk management. The three principal Board committees (Audit, Remuneration and Nomination) play an essential role in supporting the Board in fulfilling its responsibilities and ensuring that we maintain the highest standards of Roles and responsibilities  of the Board The Board is responsible to shareholders for our overall management as a whole. The main roles of the Board are: • creating value for shareholders; • providing business and scientific leadership; • approving our strategic objectives; • ensuring that the necessary financial and human resources are in place to meet strategic objectives; • overseeing our system of risk management; and • setting the values and standards for both our business conduct and governance matters. The Directors are also responsible for ensuring that obligations to shareholders and other stakeholders are understood and met and that communication with shareholders is maintained. The responsibility of the Directors is collective, taking into account their respective roles as Executive Directors and Non- Executive Directors. All Directors are equally accountable to the Company’s shareholders for the proper stewardship of its affairs and our long- term success. The Board reviews strategic issues on a regular basis and exercises control over our performance by agreeing on budgetary and operational targets and monitoring performance against those targets. The Board has overall responsibility for our system of internal controls and risk management. Any decisions made by the Board on policies and strategy to be adopted by us or changes to current policies and strategy are made following presentations by the Executive Directors and other members of management, and only after a detailed process of review and challenge by the Board. Once made, the Executive Directors and other members of management are fully empowered to implement those decisions. Except for a formal schedule of matters which are reserved for decision and approval by the Board, the Board has delegated our day-to-day management to the Chief Executive Officer who is supported by other members of the senior management team. The schedule of matters reserved for The Board

72 PureTech Health plc Annual report and accounts 2022 G o ve rn an ce Management team — continued processes which enable us to meet the requirements of shareholders, for delivering the operating plans and budgets for our businesses, for monitoring business performance against key performance indicators (KPIs) and reporting on these to the Board and for providing the appropriate environment to recruit, engage, retain and develop the high-quality personnel needed to deliver our strategy. Independence The Governance Code requires that at least 50 percent of the Board of a UK premium listed company, excluding the Chair, consists of Non-Executive Directors determined by the Board to be independent in character and judgement and free from relationships or circumstances which may affect, or could appear to affect, the Directors’ judgement. The Board regards Ms. Barber-Lui, Dr. Kucherlapati, Dr. LaMattina and Ms. Mazumdar-Shaw as Independent Non-Executive Directors for the purposes of the Governance Code. In reaching this determination, the Board duly considered (i) their directorships and links with other Directors through their involvement in other subsidiary companies; (ii) their equity interests in PureTech and/or the Founded Entities, including equity grants of restricted stock units made to Non-Executive Directors by the Company under its Performance Share Plan; and (iii) in respect of Dr. LaMattina, the length of his tenure as a Director of the Company. The Board is satisfied that the judgement, experience and challenging approach adopted by each of these Directors should ensure that they each make a significant contribution to the work of the Board and its committees. Therefore, the Board has determined that Ms. Barber- Lui, Dr. Kucherlapati, Dr. LaMattina, and Ms. Mazumdar-Shaw are of independent character and judgement, notwithstanding the circumstances described at (i), (ii) and (iii) above. In addition, with respect to Dr. Kucherlapati, the Board has considered his role as interim Chair following the 2023 AGM and determined that such additional responsibilities shall not impact his independence in light of the interim nature of the role and the search underway for a permanent Chair appointee. The Nomination Committee with assistance from the rest of the Board and the Company’s management has also been looking towards potentially Senior Independent Director The Company’s Senior Independent Director is Dr. Raju Kucherlapati. Dame Marjorie Scardino was Senior Independent Director through her retirement as of the close of business on December 31, 2022. A key responsibility of the Senior Independent Director is to be available to shareholders in the event that they may feel it inappropriate to relay views through the Chair or Chief Executive Officer. In addition, the Senior Independent Director serves as an intermediary between the rest of the Board and the Chair where necessary. Further, the Senior Independent Director will lead the Board in its deliberations on any matters on which the Chair is conflicted. The roles of Chair and  Chief Executive Officer The Company’s Chair is Mr. Christopher Viehbacher, though he will not stand for re-election at the 2023 AGM. Mr. Viehbacher was appointed Chair in September 2019. The Nomination Committee is currently conducting a search to identify a new permanent Chair, but such person is not expected to be in place at the time of the 2023 AGM. Until such permanent replacement is appointed as Chair by the Board, Dr. Raju Kucherlapati will serve as interim Chair to fulfill the leadership requirements and governance obligations of the role. There is and will remain a clear division of responsibilities between the Chair and the Chief Executive Officer. The Chair is responsible for the leadership and conduct of the Board and for ensuring effective communication with shareholders. The Chair facilitates the full and effective contribution of Non-Executive Directors at Board and Committee meetings, ensures that they are kept well informed and ensures a constructive relationship between the Executive Directors and Non-Executive Directors. The Chair also ensures that the Board committees carry out their duties, including reporting back to the Board either orally or in writing following their meetings at the next Board meeting. The role of the Chief Executive Officer, Ms. Daphne Zohar, is to lead the execution of the Company’s strategy and the executive management of PureTech. She is responsible, among other things, for the development and implementation of strategy and until a permanent Chair can be selected and appointed. Dr. Kucherlapati will also continue in his current role of Senior Independent director. The Company’s policy relating to the terms of appointment and the remuneration of both Executive and Non-Executive Directors is detailed in the Directors’ Remuneration Report on pages 86 to 102. The size and composition of the Board is regularly reviewed by the Nomination Committee to ensure there is an appropriate and diverse mix of skills and experience on the Board. The Board may appoint any person to serve as a Director, either to fill a vacancy or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the following AGM and then shall be eligible for election by the shareholders. In accordance with the Governance Code, all of the Directors except for Christopher Viehbacher will be offering themselves for election at the AGM to be held on June 13, 2023, full details of which are set out in the notice of meeting accompanying this Annual Report. Non-Executive Directors The Company’s Non-Executive Directors are Mr. Christopher Viehbacher (Chair), Ms. Sharon Barber- Lui, Dr. Raju Kucherlapati, Dr. John LaMattina, Dr. Robert Langer, and Ms. Kiran Mazumdar-Shaw. As noted elsewhere, Mr. Viehbacher will not stand for re-election at the 2023 AGM. The Non-Executive Directors provide us with a wide range of skills and experience. Each Non-Executive Director has significant senior level experience as well as an extensive network in each of their own fields, an innovative mindset and independent judgement on issues of strategy, performance and risk, and is well placed to constructively challenge and scrutinize the performance of management. In addition, certain of our Non-Executive Directors also serve as members of one or more boards of directors of our Founded Entities and are key drivers for our Wholly Owned Pipeline.

PureTech Health plc Annual report and accounts 2022 73 G o ve rn an ce Management team — continued against budget as well as a summary of the operational performance of each of our businesses against its goals. Additional information is provided as appropriate for the topics being addressed at the meeting. At each meeting, the Board receives presentations from the Chief Executive Officer and, by invitation, other members of senior management as required. This ensures that all Directors are in a position to effectively monitor our overall performance, and to contribute to the development and implementation of its strategy. The majority of Board meetings are held at our offices in Boston, Massachusetts, U.S., which gives members of the Company’s senior management team, as well as the senior management of the Founded Entities, the opportunity to formally present to the Board on new technology development and business strategies. However, since the onset of the COVID-19 pandemic and throughout 2022, for the safety of the Board and the Company’s employees, the vast majority of board meetings have been held by videoconference. Certain Directors also serve on the boards of directors of our Founded Entities. These Founded Entity boards of directors meet regularly during the year, as well as on an ad hoc basis as required by business need. This service enables the Directors to have deep understanding of the businesses and contribute significantly to the strategy and oversight of these businesses. Directors’ conflicts of interest Each Director has a statutory duty under the Companies Act 2006 (the CA 2006) to avoid a situation in which he or she has or can have a direct or indirect interest that conflicts or may potentially conflict with the interests of the Company. This duty is in addition to the continuing duty that a Director owes to the Company to disclose to the Board any transaction or arrangement under consideration by the Company in which he or she is interested. The Company’s Articles of Association permit the Board to authorize conflicts or potential conflicts of interest. The Board has established procedures for managing and, where appropriate, authorizing any such conflicts or potential conflicts of interest. In deciding whether to authorize any conflict, the Directors must have regard to their general duties under the CA While each director (with the exception of Ms. Mazumdar-Shaw with respect to one meeting) was able to attend every meeting in 2022, in the event of any unavoidable absence, the impacted Director would review with management the topics and materials to be discussed at the meeting, and provide appropriate feedback to be conveyed at such meeting, as was the case with Ms. Mazumdar-Shaw with respect to the one meeting she was unable to attend. The Board also acted by unanimous written consent eight times in 2022. On occasion it was more expedient for the board to approve matters, especially administrative matters, by unanimous written consent rather than to convene a board meeting for the purpose. However, Directors were provided opportunity to discuss any concerns they had with the written resolution before its issue for signature. At each quarterly meeting of the Board, there was a closed session held in which only the Chair and the other Non-Executive Directors participated. In certain meetings held to discuss a specific topic or topics, a closed session was not held due to limited time allocated for such meeting or the nature of the topic being considered. The schedule of Board and Committee meetings each year is, so far as is possible, determined before the commencement of that year and all Directors or, if applicable, all Committee members, are expected to attend each meeting. Supplementary meetings of the Board and/or the Committees are held as and when necessary. Each member of the Board receives in advance of each scheduled meeting detailed Board packages, which include an agenda based upon matters to be addressed and appropriate presentation and background materials. If a Director is unable to attend a meeting due to exceptional circumstances, he or she will nonetheless receive the meeting materials and discuss the materials with the Chief Executive Officer. The Chair, Chief Executive Officer and senior management team work together to ensure that the Directors receive relevant information to enable them to discharge their duties and that such information is accurate, timely and clear. This information includes quarterly management accounts containing analysis of performance adding an additional independent non-executive director in order to strengthen the Board’s skillsets and reinforce the strong governance that has been a hallmark of the Company’s Board and broader operations. The Nomination Committee and the Company intend to conduct a thorough and expeditious process to identify the best candidates. Progress updates will be provided in due course. Board support, indemnity  and insurance The Company Secretary, Dr. Bharatt Chowrira, is responsible to the Board for ensuring Board procedures are followed, applicable rules and regulations are complied with and that the Board is advised on governance and relevant regulatory matters. All Directors have access to the impartial advice and services of the Company Secretary. There is also an agreed procedure for Directors to take independent professional advice at the Company’s expense. In accordance with the Company’s Articles of Association and a contractual Deed of Indemnity, the Directors have been granted an indemnity issued by the Company to the extent permitted by law in respect of liabilities incurred to third parties as a result of their office. The indemnity would not provide any coverage where a Director is proved to have acted fraudulently or with wilful misconduct. The Company has also arranged appropriate insurance cover in respect of legal action against its Directors and officers. Board meetings and decisions The Board meets regularly during the year, as well as on an ad hoc basis as required by business need. The Board had 7 scheduled meetings in 2022, and details on attendance are set forth in the table below: Director Number of Board Meetings Attended Christopher Viehbacher 7/7 Sharon Barber-Lui 7/7 Raju Kucherlapati 7/7 John LaMattina 7/7 Robert Langer 7/7 Kiran Mazumdar-Shaw 6/7 Dame Marjorie Scardino 7/7 Bharatt Chowrira 7/7 Daphne Zohar 7/7

74 PureTech Health plc Annual report and accounts 2022 G o ve rn an ce share based payment liabilities, the related sensitivity disclosures, and the tax provision, (ii) disaggregating the management review controls to address the specific risks associated with these items, and (iii) implementing more robust procedures over the documentation of the performance of these management review controls. As a result, as of December 31, 2022, we have concluded that this material weakness has been remediated and the controls are operating effectively. The Board is responsible for establishing and monitoring internal control systems and for reviewing the effectiveness of these systems. The Board views the effective operation of a rigorous system of internal control as critical to our success; however, it recognizes that such systems are designed to manage rather than eliminate risk of failure and can provide only reasonable and not absolute assurance against material misstatement or loss. The key elements of our internal control system, all of which have been in place during the financial year and up to the date these financial statements were approved, are as follows: Control environment and procedures  We have a clear organizational structure with defined responsibilities and accountabilities. It adopts the highest values surrounding quality, integrity and ethics, and these values are communicated clearly throughout the whole organization. Detailed written policies and procedures have been established covering key operating and compliance risk areas. These policies and procedures are reviewed and the effectiveness of the systems of internal control is assessed periodically by the Board. Identification and evaluation of risks The Board actively identifies and evaluates the risks inherent in the business and ensures that appropriate controls and procedures are in place to manage these risks. The Board obtains an update regarding our Wholly Owned Pipeline and all Founded Entities on a regular basis and reviews our performance and the performance of our Wholly Owned Pipeline and Founded Entities on a quarterly basis. However, the performance of business units may be reviewed more frequently if deemed appropriate. the Company Secretary, covering the effectiveness of the Board as a whole, its individual Directors and its Committees. In addition to the above, the Non- Executive Directors, led by the Senior Independent Director, will periodically appraise the Chair’s performance, following which the Senior Independent Director will provide any feedback to the Chair. The performance of each of the Directors on the Board and the performance of the committees of the Board will be reviewed by the Chair as deemed necessary. The performance of Executive Directors will be reviewed by the Board on an ongoing basis, as deemed necessary, in the absence of the Executive Director under review. Committees of the Board The Board has three principal committees: the Nomination Committee, the Audit Committee and the Remuneration Committee. The composition of the three principal committees of the Board and the attendance of the members throughout the year is set out in the respective committee reports contained in this Annual Report. The terms of reference of each committee are available on request from the Company Secretary and within the Investors section of our website at www.puretechhealth.com. Internal Control The Board fully recognizes the importance of the guidance contained in the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting. Our internal controls were in place during the whole of 2022 and we are satisfied that we have adequate controls and that our internal control over financial reporting was effective for the year ended December 31, 2022. In the prior financial period ended December 31, 2021, we identified a material weakness related to the risk assessment process over the design and implementation of management review controls over the valuation of financial instruments, the completeness and accuracy of related sensitivity disclosures, the valuation of share based payment liabilities and completeness and accuracy of the tax provision. In response to this material weakness, the Company took certain steps in its remediation plan, including (i) improving the processes and internal controls related to the valuation of financial instruments and 2006 and their overriding obligation to act in a way they consider, in good faith, will be most likely to promote the Company’s success. In addition, the Directors are able to impose limits or conditions when giving authorization to a conflict or potential conflict of interest if they think this is appropriate. The authorization of any conflict matter, and the terms of any authorization, may be reviewed by the Board at any time. The Board believes that the procedures established to deal with conflicts of interest are operating effectively. Induction, awareness and  development In preparation for the Company’s initial public offering (IPO), all Directors received an induction briefing from the Company’s legal advisors on their duties and responsibilities as Directors of a publicly quoted company. The Directors also received presentations from the Company’s corporate brokers prior to the IPO. In addition, in order to ensure that the Directors continue to further their understanding of the challenges facing our Founded Entities and Wholly Owned Pipeline, the Board periodically receives the presentations and reports covering the business and operations of each of our Founded Entities as well as its Wholly Owned Pipeline. We have put in place a comprehensive induction plan for any new Directors. This program will be tailored to the needs of each individual Director and agreed with him or her so that he or she can gain a better understanding of us and our businesses. In addition, the Company facilitates sessions as appropriate with our advisors, as well as appropriate governance specialists, to ensure that any new Directors are fully aware of, and understand, their responsibilities and obligations of a publicly quoted company and of the governance framework within which they must operate. Board effectiveness and performance evaluation The Board periodically reviews its effectiveness and performance. The Board seeks the assistance of an independent third-party provider at least once every three years in its evaluation in compliance with the Governance Code, and will otherwise carry out an internally facilitated Board evaluation led by the Senior Independent Director, assisted by Management team — continued

PureTech Health plc Annual report and accounts 2022 75 G o ve rn an ce The key risks and uncertainties we face, as well as the relevant mitigations, are set out on pages 44 to 47 and in the Additional Information section from pages 175 to 211. Information and financial  reporting systems We evaluate and manage significant risks associated with the process for preparing consolidated accounts by having in place systems and internal controls that ensure adequate accounting records are maintained and transactions are recorded accurately and fairly to permit the preparation of financial statements in accordance with IFRS. The Board approves the annual operating budgets and regularly receives details of actual performance measured against the budget. Principal risks and uncertainties Our operations and the implementation of our objectives and strategy are subject to a number of key risks and uncertainties. Risks are formally reviewed by the Board at least annually and appropriate procedures are put in place to monitor and, to the extent possible, mitigate these risks. A summary of the key risks affecting us and the steps taken to manage these risks are set out on pages 44 to 47 and in the Additional Information section from pages 175 to 211. Political expenditure It is the Board’s policy not to incur political expenditure or otherwise make cash contributions to political parties and it has no intention of changing that policy. 2023 Annual General Meeting The Notice of the AGM, which will be held at 11:00 am EDT (4:00 pm BST) on June 13, 2023 at the Company’s headquarters at 6 Tide Street, in Boston, Massachusetts, U.S., is enclosed with this report. Details of the resolutions and the explanatory notes thereto are included with the Notice. To ensure compliance with the Governance Code, the Board proposes separate resolutions for each issue and proxy forms allow shareholders who are unable to attend the AGM to vote for or against or to withhold their vote on each resolution. In addition, to encourage shareholders to participate in the AGM process, the Company proposes to offer electronic proxy voting through the Registrar’s website and through the CREST service. The results of all proxy voting will be published on our website after the AGM. Our website at www.puretechhealth. com is the primary source of information on us. The website includes an overview of our activities, details of our businesses, and details of all of our recent announcements.

76 PureTech Health plc Annual report and accounts 2022 G o ve rn an ce The Board recognizes its duties under Section 172 of the Companies Act 2006 and continuously has regard to how the Company’s activities and decisions will impact investors, employees, those with whom it has a business relationship, the community and environment and its reputation for high standards of business conduct. In weighing all of the relevant factors, the Board, acting in good faith and fairly between members, makes decisions and takes actions that it considers will best lead to the long- term success of the Company. In accordance with Section 172, it is the responsibility of the Board as a whole to ensure that a satisfactory dialogue takes place and that the Board considers the potential impact on the Company’s key stakeholders when making decisions. The Board is committed to understanding and engaging with shareholders and other key stakeholder groups of the Company in order to maximize value and promote long-term Company success in line with our strategic objectives, as well as to promote and ensure fairness between our stakeholders. The Board believes that appropriate steps and considerations have been taken during the year so that each Director has an understanding of the various key stakeholders of the Company. The Board recognizes its responsibility to contemplate all such stakeholder needs and concerns as part of its discussions, decision-making, and in the course of taking actions and will continue to make stakeholder engagement a top priority in the coming years. During the year, the Board assessed its current activities between the Board and its stakeholders, which demonstrated that the Board actively engages with its stakeholders and takes their various objectives into consideration when making decisions. Stakeholder How we engage Key matters identified Further information Investors • Our shareholders are the owners and investors in our business. We make significant efforts to engage with our shareholders and understand their objectives. We engage with our shareholders through a number of mechanisms to ensure that shareholder views are brought into the boardroom and considered in our decision-making. • The Board’s primary shareholder contact is through the Chief Executive Officer. The Chair, the Senior Independent Director and other Directors, as appropriate, make themselves available for contact with major shareholders and other stakeholders in order to understand their issues and concerns. • Stakeholder engagement will often take place by the Executive Directors and senior management through investor meetings and investor roadshows, including participation at healthcare conferences and participating in fireside chats at those events, with the Board receiving regular updates by way of analysis reports on stakeholder views. • Meetings were held throughout the year with institutional shareholders. Key shareholder publications including the annual report, the full year and half year results announcements and press releases and the information for investors are available on the Company’s website: www. puretechhealth.com. • Our Board keeps its Strategy and Business Model under regular review. During the past year, the Board has engaged to carefully consider its strategy for future growth and development, in particular devoting attention to the future prospects of its business model and its listing venues and the risks and opportunities this would give to the Company’s stakeholders. • The company carefully manages its expenditure and anticipates future capital needs through careful capital management and capital allocation to its Wholly Owned Programs and clinical trials as well as opportunities to secure financing from third parties, for example the SPAC transactions closed for Gelesis and Akili in January and August 2022. Our Board also carefully considers opportunities for disposal of shares held in its Founded Entities such as the disposals of shares in Karuna raising $115m in August and September 2022. • During 2022, the Board welcomed Sharon Barber-Lui to the Board as a Non-Executive Director and saw the retirement of Dame Marjorie Scardino as a Non-Executive Director. The Board seeks to ensure appropriate board structure suitable for a Company of PureTech’s size. • The Board recognizes the importance of Diversity, Equity and Inclusion and is delighted to be one of the few FTSE250 companies with a female CEO. • Governance Section of ARA (Pages 44 to 102) • ESG Report (Pages 15 to 43) • Karuna disposals (Page 48) • Remuneration Report (Pages 86 to 102) • Components of our Value (Page 6) Relations with Stakeholders – Section 172 Statement

Management team — continued

<table>
<tr><th>Stakeholder</th><th>How we engage</th><th>Key matters identified</th><th>Further information</th></tr>
<tr><td>Our People</td><td>• Our employees are crucial to the success of our business and many key decisions made by our Board have an impact on them. It is important to understand the employee perspective and ensure that we maintain an engaged workforce, as we believe that this will lead to better business results. We engage with our employees in various ways to ensure that their voice is heard in the management of our business including:
– The conduct of regular Town Hall Meetings, email briefings to employees on key events as well as communication through the company intranet site and an engagement survey
– The implementation of regular appraisals and personal development programs</td><td>• The Board recognizes the importance of an incentivized and engaged workforce, especially in the competitive greater Boston area. The Board engages to ensure the remuneration and benefit packages are competitive.
• The Board aims to attract and retain employees through an established personal management and development program, with a view to development of the individual in an inclusive environment where employees from diverse backgrounds can thrive.
• We are proud to be a company dedicated to giving life to new classes of medicine to improve the lives of patients with devastating diseases and believe we have established a business where our employees are proud to work.</td><td>• ESG Report (Pages 15 to 43)
• Remuneration Report (Pages 86 to 102)
• Strategic Report (Pages 3 to 14)</td></tr>
<tr><td>Community & Environment</td><td>• We are committed to supporting the communities in which we operate and the wider public. To that end, we have developed various mechanisms for engagement including:
– Internships/partnerships with local universities and programs
– Charitable giving
– Building Certifications
– Therapeutic Focus</td><td>• We are committed to improving our practices to ensure our business operates on a sustainable basis. In particular, we have created an ESG committee chaired by one of our Non-Executive Directors to guide our sustainability initiatives. Our business is a low carbon emissions, and we are committed to delivering long-term environmental sustainability.
• We partner with local universities and programs to offer paid internship and externship programs, generally within technical fields in our development organization.
• The company engages with local community and supports charitable causes. In particular, in 2022 and through the January 2023 post-period, PureTech made charitable contributions to Fred Hutchinson Cancer Research Center, International Rescue Committee, The Pulmonary Fibrosis Foundation (PFF) and The Greater Boston Food Bank.</td><td>• ESG Report (Pages 15 to 43)</td></tr>
<tr><td>Suppliers/ Business Partners</td><td>• Our business model creates value through partnerships and relationships with various key collaborators, and we continually evaluate how to strengthen relationships and arrangements with these institutions and individuals. Our engagement in 2022 included:
– Quality updates and quality audits
– Meetings with key surgeons to understand/identify potential indications and applications for therapeutics
– Partnerships – Imbrium, BeiGene and Eli Lilly</td><td>• We aim to build clear and reliable supply arrangements with our contract manufacturers for clinical product supply, in particular with an emphasis on quality, especially in relation to a clinical environment.
• We seek partnerships with other life sciences organizations to secure non-dilutive funding, access to development opportunities and access to materials for our clinical trials.</td><td>• Components of Our Value (Page 6)
• LYT-200 (Page 11)
• LYT-503/IMB-150 (Page 4)</td></tr>
</table>

Governance

PureTech Health plc Annual report and accounts 2022 77

Directors' Report for the year ended December 31, 2022

The Directors present their report and the audited consolidated financial statements for the financial year ended December 31, 2022.

Certain disclosure requirements for inclusion in this report have been incorporated by way of cross reference to the Strategic Report, the Directors' Remuneration Report and the ESG Report which should be read in conjunction with this report.

The Company was incorporated on May 8, 2015 as a public company limited by shares in the UK and has a registered office situated at 8th Floor, 20 Farringdon Street, London, EC4A 4AB, United Kingdom. The Company was admitted to the premium listing segment of the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange on June 24, 2015. The Company's American Depository Shares, each representing 10 ordinary shares, began trading on the Nasdaq Global Market on November 16, 2020.

Directors

The membership of the Board can be found below, and biographical details of the directors can be found on pages 66 to 70 and are deemed to be incorporated into this report.

Descriptions of the terms of the directors' service contracts are set forth on page 94 and page 100 of this report.

All directors shall retire from office and, except for Christopher Viehbacher, will offer themselves for reappointment by the members at the Company's upcoming AGM.

Details of the interests of directors in the share capital of the Company as of December 31, 2022 are set out in the Annual Report on Remuneration on page 99 and Note 24 to the financial statements, located on page 164. There have been no changes in such interests from December 31, 2022 to March 31, 2023, except as specifically set forth in those sections.

Results and dividends

We generated a loss for the year ended December 31, 2022 of $37.1 million (2021: Loss of $62.7 million).

The Directors do not recommend the payment of a dividend for the year ended December 31, 2022 (2021: nil).

Share capital

As of December 31, 2022, the ordinary issued share capital of the Company stood at 278,566,306 shares of £0.01 each, including shares issuable upon conversion of outstanding ADSs, with 10,595,347 shares held in treasury by the Company under its ongoing Share Repurchase Program. Details on share capital are set out in Note 14 to the financial statements, page 148.

The Company's issued ordinary share capital comprises a single class of ordinary shares. Details on movements in issued share capital can be found in Note 14 to the financial statements, page 148.

Rights of ordinary shares

All of the Company's issued ordinary shares are fully paid up and rank pari passu in all respects and there are no special rights with regard to control of the Company. There are no restrictions on the transfer of ordinary shares or on the exercise of voting rights attached to them, which are governed by the Articles of Association and relevant UK legislation. The Directors are not aware of any agreements between holders of the Company's shares that may result in restrictions on the transfer of securities or in voting rights.

Substantial shareholders

As of March 31, 2023, the Company had been advised that the shareholders listed on page 79 hold interests of 3 percent or more in its ordinary share capital (other than interests of the Directors which are detailed on page 99 of the Directors' Remuneration Report). Other than as shown, so far as the Company (and its Directors) are aware, no other person holds or is beneficially interested in a disclosable interest in the Company.

Powers of the Directors

Subject to the Company's Articles of Association, UK legislation and any directions given by special resolution, the business of the Company is managed by the Board of Directors. Details of the matters reserved for the Board can be found in the Corporate Governance Report on page 71.

Articles of Association

The Articles of Association of the Company can only be amended by special resolution at a general meeting of the shareholders. No amendments are proposed at The 2023 AGM.

The following have served as Directors of the Company during the 2022 financial year.

Name	Role	Age (as of December 31, 2022)
Mr. Christopher Viehbacher	Non-Executive Chair	62
Ms. Daphne Zohar	Chief Executive Officer	52
Dame Marjorie Scardino	Senior Independent Director	75
Dr. Robert Langer	Non-Executive Director	74
Dr. Raju Kucherlapati	Independent Non-Executive Director	79
Dr. John LaMattina	Independent Non-Executive Director	72
Ms. Kiran Mazumdar-Shaw	Independent Non-Executive Director	69
Dr. Bharatt Chowrira	President; Chief Business, Finance and Operating Officer; Company Secretary	57
Ms. Sharon Barber-Lui	Independent Non-Executive Director (appointed March 24, 2022)	49

Governance

78 PureTech Health plc Annual report and accounts 2022

PureTech Health plc Annual report and accounts 2022 79 G o ve rn an ce Related party transactions Details of related party transactions can be found in Note 24 of the financial statements on pages 163 to 164. Share buyback At the 2021 AGM and the 2022 AGM, shareholders gave the Company authority to purchase shares from the market up to an amount equal to 10% of the Company’s issued share capital at that time. The authority granted from the 2021 AGM expired as of the end of the 2022 AGM, and the authority from the 2022 AGM expires as of the earlier of the end of the 2023 AGM or close of business on 15 September 2023. During 2022, 10,595,347 ordinary shares were purchased by the company and held as treasury shares. Such treasury shares do not receive dividend rights and may not exercise voting rights. Future business developments Information on the Company and its Wholly Owned Pipeline and Founded Entities’ future developments can be found in the Strategic Report on pages 7 to 14. Risk and internal controls The principal risks we face are set out on pages 44 to 47 and in the Additional Information section from pages 175 to 211. The Audit Committee’s assessment of internal controls is laid out on page 84. Subsequent Events Information related to events occurring after December 31, 2022 can be found in footnote 26 to the consolidated financial statements. Research and Development Information on our research and development activities can be found in the Strategic Report on pages 7 to 14. Going concern As of December 31, 2022, the directors had a reasonable expectation that we had adequate resources to continue in operational existence into the first quarter of 2026. the main principles and complied with the provisions set out in the Governance Code with the following exception: contrary to provision 24 of the Governance Code, the Chair, Mr. Christopher Viehbacher, was also Chair of the Audit Committee through April 26, 2022 and a member of the Audit Committee for all of 2022. The Board believes that Mr. Viehbacher’s professional background and experience, together with his past participation on such committee for the past five years, made him a valuable member of the Audit Committee and that his membership was in the best interests of the Company’s shareholders. Mr. Viehbacher was appointed Chair in September 2019. Immediately following the publication of its Annual Report and Accounts for the year ended December 31, 2021 on April 26, 2022, Ms. Sharon Barber-Lui became the Chair of the Audit Committee, and Mr. Viehbacher stepped down as the Chair of the Audit Committee but remained a member thereof. Further explanation as to how the provisions set out in the Governance Code have been applied by the Company is provided in this Report, the Report of the Nomination Committee and the Report of the Audit Committee. Financial instruments The financial risk management and internal control processes and policies, and exposure to the risks associated with financial instruments can be found in Note 16 to the financial statements and the Corporate Governance section of the Annual Report on page 83. Sustainable development and  environmental matters Details of the Company’s policies and performance, as well as disclosures concerning GHG emissions, are provided in the ESG Report on pages 15 to 43. Directors’ liabilities (Directors’  indemnities) As at the date of this report, the Company has granted qualifying third party indemnities to each of its Directors against any liability that attaches to them in defending proceedings brought against them, to the extent permitted by the Companies Act. In addition, Directors and officers of the Company and its Founded Entities have been and continue to be covered by Directors’ and officers’ liability insurance. See further description of indemnity and insurance on page 73. Political donations No political contributions/donations for political purposes were made by the Company or any of our affiliate companies to any political party, politician, elected official or candidate for public office during the financial year ended December 31, 2022 (2021: nil). Significant agreements There are no agreements between the Company or any of our affiliate companies and any of its employees or any Director which provide for compensation to be paid to an employee or a Director for loss of office as a consequence of a takeover of the Company. Compliance with the UK Corporate  Governance Code The Directors are committed to a high standard of corporate governance and compliance with the best practice of the UK Corporate Governance Code (Governance Code) published in July 2018. The Governance Code is available at the Financial Reporting Council website at www.frc.org.uk. The Directors consider that the Company has, throughout the year ended December 31, 2022, applied Management team — continued Shareholder % Invesco Asset Management Limited 23.32 Lansdowne Partners International Limited 8.81 Baillie Gifford & Co 8.09 M&G Investment Management, LTD 4.22 Vanguard Group 4.04 Patient Capital Management 3.52 Recordati SPA Pharmaceutical Company 3.43 * Represents an entity that is not a major subsidiary undertaking of the Company.

80    PureTech Health plc  Annual report and accounts 2022 G o ve rn an ce Annual General Meeting The Notice of the AGM, which will be held at 11:00 am EDT (4:00 pm BST) on June 13, 2023 at the Company’s headquarters at 6 Tide Street, in Boston, Massachusetts, U.S. is enclosed with this report. Details of the resolutions and the explanatory notes thereto are included with the Notice. To ensure compliance with the Governance Code, the Board proposes separate resolutions for each issue and proxy forms allow shareholders who are unable to attend the AGM to vote for or against or to withhold their vote on each resolution. In addition, to encourage shareholders to participate in the AGM process, the Company proposes to offer electronic proxy voting through the Registrar’s website and through the CREST service. The results of all proxy voting will be published on our website after the AGM. The Notice of the Meeting, together with an explanation of the items of business, will be contained in a circular to shareholders to be dated April 28, 2023. Pension schemes Information on the Company’s 401K Plan can be found in the Annual Report on Remuneration on page 90. Disclosure of information under Listing Rule 9.8.4R For the purposes of LR 9.8.4R, the information required to be disclosed can be found in the sections of the Annual Report and Financial Statements listed in the table below. Listing Rule Requirement  Location in Annual Report A statement of the amount of interest capitalized during the period under review and details of any related tax relief. N/A Information required in relation to the publication of unaudited financial information. N/A Details of any long-term incentive schemes. Directors’ Remuneration Report, page 90 Details of any arrangements under which a Director has waived emoluments, or agreed to waive any future emoluments, from the Company. N/A Details of any non-pre-emptive issues of equity for cash. N/A Details of any non-pre-emptive issues of equity for cash by any unlisted major subsidiary undertaking. Directors’ Report, page 78 Details of parent participation in a placing by a listed subsidiary. N/A Details of any contract of significance in which a Director is or was materially interested. N/A Details of any contract of significance between the Company (or one of its subsidiaries) and a controlling shareholder. N/A Details of any provision of services by a controlling shareholder. N/A Details of waiver of dividends or future dividends by a shareholder. N/A Where a shareholder has agreed to waive dividends, details of such waiver, together with those relating to dividends which are payable during the period under review. N/A Board statements in respect of relationship agreement with the controlling shareholder. N/A Whistleblowing, anti-bribery and corruption We seek at all times to conduct our business with the highest standards of integrity and honesty. We also have an anti-bribery and corruption policy which prohibits our employees from engaging in bribery or any other form of corruption. In addition, we have a whistleblowing policy under which staff are encouraged to report to the Chief Executive Officer or the President, any alleged wrongdoing, breach of a legal obligation or improper conduct by or on the part of us or any of our officers, Directors, employees, consultants or advisors. Management team — continued

PureTech Health plc Annual report and accounts 2022 81 G o ve rn an ce Under applicable law and regulations, the Directors are also responsible for preparing a Strategic Report, Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that complies with that law and those regulations. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Responsibility statement of the  Directors in respect of the annual  financial report We confirm that to the best of our knowledge: • the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and • the strategic report includes a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. We consider the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy. By Order of the Board Daphne Zohar Founder, Chief Executive Officer and Director April 27, 2023 UK-adopted international accounting standards and applicable law and have elected to prepare the parent Company financial statements on the same basis. In addition, the Group financial statements are required under the UK Disclosure Guidance and Transparency Rules to be prepared in accordance with the UK-adopted international accounting standards. Under Company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent Company and of the Group’s profit or loss for that period. In preparing each of the Group and parent Company financial statements, the directors are required to: • select suitable accounting policies and then apply them consistently; • make judgements and estimates that are reasonable, relevant and reliable; • state whether they have been prepared in accordance with the UK-adopted international accounting standards; • assess the Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and • use the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations, or have no realistic alternative but to do so. The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 2006. They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. Appointment of auditor KPMG has been our auditor since 2015 and during the year the Audit Committee recommended to the Board that the audit tender process be accelerated with a view to appointing new auditors. The Audit Committee oversaw a formal and comprehensive tender process for the appointment of the external auditor. The tender offer process enabled the Audit Committee to recommend to the Board the appointment of PricewaterhouseCoopers LLP (“PwC”) as the preferred new auditor. Based on this recommendation, the Board is proposing that PwC be appointed as external auditor of Company, subject to shareholder approval at the Company’s forthcoming AGM on June 13, 2023. The Audit Committee will oversee handover and induction arrangements to ensure a smooth transition. Disclosure of information to auditor The Directors who held office at the date of approval of this Directors’ report confirm that: • so far as the Director is aware, there is no relevant audit information of which the Company’s Auditor is unaware; and • the Director has taken all steps that he/she ought to have taken as a Director in order to make himself/ herself aware of any relevant audit information and to establish that the Company’s Auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the CA 2006. Statement of Directors’  responsibilities in respect of the  Annual Report and the financial  statements The Directors are responsible for preparing the Annual Report and the Group and parent Company financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare Group and parent Company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with Management team — continued

82 PureTech Health plc Annual report and accounts 2022 G o ve rn an ce In light of retirement of Dame Scardino and the upcoming departure of Mr. Viehbacher, the committee has undertaken a search to identify a new Board Chair as well as a replacement for Dame Scardino. The search is intended to be both expeditious and thorough, and it is aimed at replacing these outgoing Directors with individuals of the same stature while focusing on the key skill sets needed to complement the current Board and guide the Company in its continued evolution. The Company will provide updates in due course but does not currently expect that such new Directors will be in place at the time of the 2023 AGM. Diversity policy Diversity within the Company’s Board is essential in maximizing its effectiveness, as it enriches debates, business planning and problem- solving. The Company approaches diversity in its widest sense so as to recruit the best talent available, based on merit and assessed against objective criteria of skills, knowledge, independence and experience as well as other criteria such as gender, age and ethnicity. The Company will adhere to a strategy of recruiting individuals who meet these criteria as it searches for additional independent Non-Executive Directors to the Board, as discussed below. The Committee’s primary objective is to ensure that the Company maintains the strongest possible leadership. Information regarding the Company’s diversity efforts can be found in the ESG Report on pages 15 to 43. Board and Committee evaluation Information regarding the evaluation of the Board and its Committees can be found on page 74. In making their determination for the year 2022, the Board regarded Dame Marjorie Scardino, Dr. Langer and Ms. Mazumdar-Shaw as meeting the independence criteria set out in the Governance Code as it is applied to their service on the Nomination Committee. In reaching this determination, the Board duly considered (i) their directorships and links with other Directors through their involvement in other Founded Entities; (ii) their equity interests in PureTech Health and/or the Founded Entities; and (iii) the circumstance that Dr. Langer is a founding Director of the Company. The Board also duly considered the extent to which these matters may impact their service on the Nomination Committee. After such consideration, the Board has determined Dame Marjorie Scardino, Dr. Langer and Ms. Mazumdar-Shaw to be independent in character and judgement and free from relationships or circumstances which might affect, or appear to affect, the Directors’ judgement in their service on the Nomination Committee. The Board further regards Dr. Kucherlapati as independent on the basis of the Governance Code criteria despite his serving as interim Chair of the Board following the Company’s 2023 AGM in light of the criteria listed above and the fact that Dr. Kucherlapati’s appointment as Chair of the Board is expressly temporary in nature. The Nomination Committee meets as required to initiate the selection process of, and make recommendations to, the Board with regard to the appointment of new Directors. During 2022, the Nomination Committee met one time to review the structure, size and composition of the Board in light of the requirements of the Governance Code. Ms. Mazumdar-Shaw and Dr. Langer participated in the meeting. Dr. Kucherlapati, the Chief Executive Officer and the President were invited to and attended the meeting. Committee responsibilities The Nomination Committee assists the Board in discharging its responsibilities relating to the composition and make-up of the Board and any Committees of the Board. It is also responsible for periodically reviewing the Board’s structure and identifying potential candidates to be appointed as Directors or Committee members as the need may arise. The Nomination Committee is responsible for evaluating the balance of skills, knowledge and experience and the size, structure and composition of the Board and Committees of the Board, retirements and appointments of additional and replacement Directors and Committee members, and makes appropriate recommendations to the Board on such matters. A full copy of the Committee’s Terms of Reference is available on request from the Company Secretary and within the Investor’s section on Company’s website at www.puretechhealth.com. Committee membership The Nomination Committee consisted of Dame Marjorie Scardino, who served as the committee’s Chair, Dr. Robert Langer, and Ms. Kiran Mazumdar- Shaw during 2022. Dame Scardino retired from the Board as of the close of business of December 31, 2022, at which time Dr. Raju Kucherlapati was appointed to serve on and chair the committee. The biographies of the Nomination Committee members can be found on pages 66 to 67. The Governance Code requires that a majority of the members of a nomination committee should be independent Non-Executive Directors. Report of the Nomination Committee Raju Kucherlapati, Ph.D. Chair, Nomination Committee

PureTech Health plc Annual report and accounts 2022 83 G o ve rn an ce Significant issues considered in  relation to the financial statements The Committee considered, in conjunction with management and the external auditor, the significant areas of estimation, judgement and possible error in preparing the financial statements and disclosures, discussed how these were addressed and approved the conclusions of this work. The principal areas of focus in this regard were: Valuation of financial instruments;  investments in non-traded financial  assets and, preferred share  financial liabilities An area of material judgement in our financial statements and, therefore audit risk, relates to the valuation of third party held preferred shares classified as liabilities, which at year end had a carrying value totaling $27 million (2021 – $174 million), as well as investments held at fair value that do not have a quoted active market price which at year end had a carrying value totaling $13 million (2021 – $240 million). We considered the underlying economics of the valuations and sought external expertise in determining the appropriate valuation of the financial liabilities and financial investments. These valuations rely, in large part, on the estimated possible expected returns on the financial instruments and the values of recent transactions. These values also determine the amount of gain (loss) on the financial instruments. The Committee believes that we considered the pertinent terms and underlying economics of each of the financial instruments, as well as the advice of external experts, and as such concluded that the financial Instruments were appropriately recorded. Recoverability of investments  in subsidiaries held by the  Parent Company The significant issue is the recoverability of the investment by the Company, due to its materiality in the context of the total assets of the Parent Company. The carrying value of the Investment of the Parent Company in its subsidiary is supported by our underlying assets and our market capitalization adjusted for the net assets held at the Parent level. The Committee was satisfied with the conclusion reached. the Senior Vice President of Finance at EQRx, Inc., a publicly-traded U.S. company (Nasdaq: EQRX), and has held a number of senior finance and executive leadership positions in her career. The Board has deemed this to be recent and relevant financial experience qualifying her to be Chair of the Committee. The biographies of the Committee members can be found on pages 66 to 67. The Committee met three times during the year, with Mr. Viehbacher, Dr. Kucherlapati and Ms. Barber-Lui each attending all three meetings and Dame Scardino attending one of the three meetings. Dame Scardino was no longer a member of the Committee following her retirement as a Director on December 31, 2022. Dr. John LaMattina will join the Audit Committee at such time when Mr. Viehbacher is no longer a member of the Audit Committee, unless another Non-Executive Director is appointed. The Chief Financial Officer or President were invited to and attended all of the meetings, and the external Auditor was invited to and attended two of the three meetings. The Chief Executive Officer also attended certain of the meetings. When appropriate, the Committee met with the Auditor without any members of the executive management team being present. Activities during the year During the year, the Committee recommended to the Board that the audit tender process be accelerated with a view to appointing new auditors. The Audit Committee oversaw a formal and comprehensive tender process for the appointment of the external auditor. The tender offer process enabled the Audit Committee to recommend to the Board the appointment of PwC as the preferred new auditor. Based on this recommendation, the Board is proposing that PwC be appointed to as external auditor of the Company, subject to shareholder approval at the Company’s forthcoming AGM in June 2023. The Audit Committee will oversee handover and induction arrangements to ensure a smooth transition. Information on the tender process can be found further below. The Committee also undertook the normal recurring items, the most important of which are noted below. Committee responsibilities The Audit Committee monitors the integrity of our financial statements and reviews all proposed annual and half-yearly results announcements to be made by us with consideration being given to any significant financial reporting judgements contained in them. The Committee also advises the Board on whether it believes the annual report and accounts, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. The Committee also considers internal controls, compliance with legal requirements, the FCA’s Listing Rules, Disclosure Guidance and Transparency Rules, and reviews any recommendations from the Group’s Auditor regarding improvements to internal controls and the adequacy of resources within our finance function. A full copy of the Committee’s Terms of Reference is available on request from the Company Secretary and within the Investor’s section on the Company’s website at www.puretechhealth.com. Committee membership The Committee consisted of three independent Non-Executive Directors, Mr. Christopher Viehbacher, Dr. Raju Kucherlapati and Dame Marjorie Scardino, until Ms. Sharon Barber- Lui joined the Committee upon her appointment to the Board on March 24, 2022. Mr. Viehbacher served as Chair of the Committee through April 26, 2022, at which point Ms. Barber- Lui became Chair of the committee. Mr. Viehbacher has experience as a Chartered Accountant and has held numerous senior executive positions in his career. The Board has deemed this to be recent and relevant financial experience, qualifying him to be Chair of the Committee. Ms. Barber-Lui has accounting experience, is currently Report of the Audit Committee Ms. Sharon Barber-Lui Chair, Audit Committee

84 PureTech Health plc Annual report and accounts 2022 G o ve rn an ce In the financial period ended December 31, 2021, we identified a material weakness related to the risk assessment process over the design and implementation of management review controls over the valuation of financial instruments, the completeness and accuracy of related sensitivity disclosures, the valuation of share-based payment liabilities and completeness and accuracy of the tax provision. In response to this material weakness, the Company took certain steps in its remediation plan, including (i) improving the processes and internal controls related to the valuation of financial instruments and share based payment liabilities, the related sensitivity disclosures, and the tax provision, (ii) disaggregating the management review controls to address the specific risks associated with these items, and (iii) implementing more robust procedures over the documentation of the performance of these management review controls. As a result, as of December 31, 2022, we have concluded that this material weakness has been remediated and the controls are operating effectively. Based on the above, we have satisfied ourselves that we have adequate controls and that our internal control over financial reporting is effective for the year ended 31 December 2022. We have a formal whistleblowing policy. The Committee is satisfied that the policy has been designed to encourage staff to report suspected wrongdoing as soon as possible, to provide staff with guidance on how to raise those concerns, and to ensure staff that they should be able to raise genuine concerns without fear of reprisals, even if they turn out to be mistaken. Internal audit We do not maintain a separate internal audit function. This is principally due to our size, where close control over operations is exercised by a small number of executives. In assessing the need for an internal audit function, the Committee considered the risk assessment performed by management to identify key areas of assurance and the whole system of internal financial and operational controls. The Company achieves internal assurance by Compliance The Committee has had a role in supporting our compliance with the Governance Code, which applies to us for the 2022 financial year. The Board has included a statement regarding our longer-term viability on page 48. The Committee worked with management and assessed that there is a robust process in place to support the statement made by the Board. Similarly, the Committee worked with management to ensure that the current processes underpinning its oversight of internal controls provide appropriate support for the Board’s statement on the effectiveness of risk management and internal controls. Financial Reporting Council  correspondence During 2022, the company received a letter from the Financial Reporting Council (FRC) in relation to its limited scope review of our Annual Report and Accounts for the year ended December 31, 2022 in accordance with Part 2 of the FRC Corporate Reporting Review Operating Procedures. Based on such review, the FRC had no questions or queries that they wished to raise with us at this stage. The letter also noted that certain areas of the disclosure on deferred tax assets were an example of better practice. The nature of the FRC review is that it provides no assurance that the annual report and accounts are correct in all material respects. The FRC’s role is not to verify the information but is to consider compliance with reporting requirements. Risk and internal controls The principal risks we face are set out on pages 44 to 47 and in the Additional Information section from pages 175 to 211. The Committee has directed that management engage in a continuous process to review internal controls around financial reporting and safeguarding of assets. Management has engaged external advisors to complete internal control testing on behalf of management for the 2022 financial year and the results were presented to the Committee. Regulatory compliance Ensuring compliance for FCA regulated businesses also represents an important control risk from the perspective of the Committee. We engage with outside counsel and other advisors on a regular basis to ensure compliance with legal requirements. Review of Annual Report and  Accounts and Half-yearly Report The Committee carried out a thorough review of our 2022 Annual Report and Accounts and our 2022 Half-yearly Report resulting in the recommendation of both for approval by the Board. In carrying out its review, the Committee gave particular consideration to whether the Annual Report, taken as a whole, was fair, balanced and understandable, concluding that it was. It did this primarily through consideration of the reporting of our business model and strategy, the competitive landscape in which it operates, the significant risks it faces, the progress made against its strategic objectives and the progress made by, and changes in fair value of, its Founded Entities during the year. Going concern At least annually, the Committee considers the going concern principle on which the financial statements are prepared. As a business which seeks to fund the development of its Wholly Owned Pipeline, as well as support its Founded Entities with further capital, the business model is currently inherently cash consuming. As of December 31, 2022, we had sufficient operational funding to extend operations over a three-year period into the first quarter of 2026. Therefore, while an inability of the Wholly Owned Pipeline and Founded Entities to raise funds through equity financings with outside investors, strategic arrangements, licensing deals or debt facilities may require us to modify our level of capital deployment into our Wholly Owned Pipeline and Founded Entities or to more actively seek to monetize one or more Founded Entities, it would not threaten our viability overall. Report of the Audit Committee — continued

PureTech Health plc Annual report and accounts 2022 85 G o ve rn an ce performing the risk assessment of the key areas of assurance and maintaining related key internal controls, as well as engaging external advisors to perform internal control testing, as described above. External audit We have engaged KPMG LLP as our Auditor since 2015. The current audit partner is Robert Seale who has been our audit partner since June 2019. The effectiveness of the external audit process is dependent on appropriate risk identification. In October 2022, the Committee discussed the Auditor’s audit plan for 2022. This included a summary of the proposed audit scope and a summary of what the Auditor considered to be the most significant financial reporting risks facing us together with the Auditor’s proposed audit approach to these significant risk areas. The main areas of audit focus for the year were (a) Valuation of financial instruments preferred share financial liabilities and non-traded investments held at fair value and (b) the valuation of investments held by the Parent Company. Appointment and independence The Committee advises the Board on the appointment of the external Auditor and on its remuneration both for audit and non-audit work, and discusses the nature, scope and results of the audit with the external Auditor. The Committee keeps under review the cost-effectiveness and the independence and objectivity of the external Auditor. Controls in place to ensure this include monitoring the independence and effectiveness of the audit, a policy on the engagement of the external Auditor to supply non-audit services, and a review of the scope of the audit and fee and performance of the external Auditor. Report of the Audit Committee — continued Audit Tender KPMG has been our auditors since 2015 and during the year we recommended to the Board that the audit tender process be accelerated with a view to appointing new auditors. As well as KPMG, two other firms were invited to submit tenders. The audit tender process was led by me as Chair of the Audit Committee and a robust process was carried out. A Request for Proposal (RFP) was issued and written proposals were provided by the tendering parties. We had a common set of criteria for evaluating the proposals including, among other things: • Audit quality record and Audit Inspection Reports from the FRC and PCAOB. • The lead partner and their audit team, including team makeup and relevant experience with dual-listed companies and applicable accounting standards and internal control over financial reporting standards. • Sector experience. • Proposed audit plan and approach to resolving issues or matters of judgement. • Transition experience and plans. • Use of technology. The potential audit firms participated in meetings with management, which provided an opportunity for the firms to ask questions arising from their review of the data room, as well as enabling management to interact directly with each potential audit team. The proposals presented by the potential audit firms were subject to detailed evaluation and discussion which enabled us to recommend to the Board the appointment of PwC as the preferred new auditor. Based on this recommendation, the Board is proposing that PwC be appointed as external auditor of the Company, subject to shareholder approval at the Company’s forthcoming AGM in June 2023. The Audit Committee will oversee handover and induction arrangements to ensure a smooth transition. It is expected that PwC will present their 2023 audit plan to the Audit Committee following their appointment, with a view to undertaking the 2023 interim review and year end audit. Non-audit work The Committee approves all fees paid to the Auditor for non-audit work. Where appropriate, the Committee sanctions the use of KPMG LLP for non-audit services in accordance with our non-audit services policy. During 2022 KPMG LLP did not provide any non-audit related services. Therefore, the ratio of non-audit work to audit work was nil, which the Committee is satisfied does not breach the independence of KPMG LLP. Sharon Barber-Lui Chair of Audit Committee April 27, 2023

86 PureTech Health plc Annual report and accounts 2022 G o ve rn an ce Committee membership The Remuneration Committee consists of Dr. Kucherlapati, Dr. LaMattina and Ms. Mazumdar-Shaw, with Dr. LaMattina serving as Chair of the Committee. The biographies of the Committee members can be found on pages 66 to 67. The Committee met three times during the year, with each Committee member in attendance for all three meetings. The Committee also acted by unanimous written consent three times during the year. The Chief Executive Officer and the President were invited to all of the meetings, with Ms. Zohar attending each meeting and Dr. Chowrira attending two of the three meetings. However, no Executive Director was permitted to participate in discussions or decisions about his or her personal remuneration. Our Remuneration Policy The success of PureTech depends on the motivation and retention of our highly skilled workforce with significant expertise across a range of science and technology disciplines, as well as our highly-experienced management team and seasoned Directors. PureTech’s Remuneration Policy is therefore an important part of our business strategy. Our guiding principle is to provide market competitive remuneration packages, including with respect to cash compensation in the form of base salary, annual bonuses and benefits as well as share based compensation, benchmarked against data generated from our local markets to enable us to put together and retain a top tier team. Committee responsibilities  The Remuneration Committee’s primary purpose is to assist the Board in determining the Company’s remuneration policies. The Remuneration Committee has the responsibility for setting the remuneration policy for all Executive Directors and the Chairman of the Company, including pension rights and compensation payments, and in determining such policy must take into account all factors which it deems necessary including regulatory requirements, with the objective of attracting, retaining and motivating executive management having regard to views of shareholders and stakeholders and the risk appetite of the Company and alignment to the Company’s long term goals and strategic plan. The Remuneration Committee also recommends and monitors the level and structure of remuneration for senior management. The Remuneration Committee shall, in consultation with the Chairman and/or the Chief Executive Officer, determine the total individual remuneration package of each Executive Director, including share awards. The Remuneration Committee shall also have regard to current information for remuneration in other companies of comparable scale and complexity and can appoint remuneration consultants to assist in such process. The Remuneration Committee also has responsibility to review the design of all share incentive plans and determine awards under such plans. A full copy of the Remuneration Committee’s Terms of Reference is available on request from the Company Secretary and within the Investors section of the Company’s website at www.puretechhealth.com. The Directors’ Remuneration Report is split into three sections, namely: • This Annual Statement: summarizing and explaining the major decisions on Directors’ remuneration in the year; • The Directors’ Remuneration Policy: setting out the framework for remuneration for our Directors on pages 90 to 94; and • The Annual Report on Remuneration: setting out the implementation of the Remuneration Policy in the year ended December 31, 2022 and the intended implementation for the year ending December 31, 2023 on pages 95 to 102. The current Directors’ Remuneration Policy was last approved at the 2021 AGM, and such approval is effective until the 2024 AGM. The Directors’ Remuneration Report (excluding that part of the report containing the Directors’ Remuneration Policy on pages 90 to 94) will be subject to a shareholder vote at the 2023 AGM. This vote is advisory only and does not affect the actual historical remuneration paid to any individual Director. We will also be asking shareholders to approve a separate AGM proposal to introduce a new Performance Share Plan (“PSP”), as explained below. Directors’ Remuneration Report for the  year ended December 31, 2022 Dr. John LaMattina Chair, Remuneration Committee

PureTech Health plc Annual report and accounts 2022 87 G o ve rn an ce Performance and reward in 2022 During 2022, PureTech delivered strong execution and achievement of key strategic and financial goals, which has been reflected in the annual bonus outcome. The Company delivered substantial growth and generated momentum to support future growth in the coming years as our balance sheet, Founded Entities equity and royalty stakes, and Wholly Owned programs position PureTech with the strength to build substantial value for shareholders in the current environment. This growth is due in large part to (i) significant development and advancement of our Wholly Owned Pipeline and activities initiated or progressed to potentially bring these innovative therapies to market, (ii) generation of over $115 million of non-dilutive cash income in 2022 from the sale of equity holdings in Founded Entities, (iii) completion of various strategic sourcing and strategic planning initiatives with the forward looking goal to enhance shareholder value, (iv) substantial development and expansion of the Company’s intellectual property portfolio and (v) key support provided to the Founded Entities as their businesses progress and, in certain cases, execute key transactions or financings. This increase in value, together with management’s operational performance at PureTech and within the Wholly Owned Pipeline and Founded Entities, resulted in the Remuneration Committee approving 90% of the target performance goals. In line with our standard approach, the Committee then reviewed the overall performance of the Company and the individual Executive Directors before determining the final bonus payout. Objectives of the Remuneration  Policy for our CEO and Senior  Executives In the construction of our Executive Director Remuneration Policy, the Committee paid particular regard to the market practice of U.S. peer companies to ensure that packages are competitive, recognizing the predominantly U.S. market in which we compete for talent. At the same time, the structure of the packages was designed to be in line with the principles of the UK Corporate Governance Code and best practice. The key aims of the Remuneration Policy and the Code principles to which they relate are as follows: • promote our long-term success (Code principle: Proportionality); • attract, retain and motivate high caliber senior management and focus them on the delivery of our long-term strategic and business objectives (Proportionality, alignment to culture and risk); • be simple and understandable, both externally and internally (Clarity, simplicity, predictability and proportionality); • achieve consistency of approach across senior management to the extent appropriate and informed by relevant market benchmarks (Clarity and alignment to culture); and • encourage widespread equity ownership across the executive team to ensure a long-term focus and alignment of interest with shareholders (Alignment to culture, risk). The Directors’ Remuneration Policy was approved by shareholders at the 2021 AGM with 83.9% support, and the Remuneration Report was approved by shareholders at the 2022 AGM with 86.2% support. Whilst the Committee was pleased with the support received in each instance, it recognizes that some shareholders had concerns with aspects of our approach. The Committee recognizes that the quantum of long-term share awards may be higher than the norm in the UK market but believes that such awards are near the median of peer companies in Boston, Massachusetts, the largest biotechnology cluster in the world and where the Company is headquartered. Share based remuneration is a vital component of the remuneration packages of both executives and the Board of Directors, as well as for our broader employee base, and allows us to compete for, attract and retain talent in the U.S. market. We remain committed to long-term performance-based remuneration delivered through the PSP and believe that our current remuneration policy provides an appropriate framework to incentivize and motivate our senior management team with competitive U.S. remuneration packages, while also ensuring the overall structure of the PSP is aligned to UK practice. All tables within the Directors’ Remuneration Report are audited under the International Standards on Auditing (UK) (“ISAs (UK)”) unless otherwise noted. Directors’ Remuneration Report — continued

88 PureTech Health plc Annual report and accounts 2022 G o ve rn an ce We will have granted awards that will have used up substantially all of the current 10% dilution limit by the time of the 2023 AGM. While a non-trivial portion of these may ultimately never be issued into the market as ordinary shares due to forfeitures, cancellations or tax withholdings, among other reasons, we believe it is imperative to act now to set new dilution limits to ensure we can meet our obligations, appropriately incentivise our workforce and attract and retain talent as we continue to strive to deliver long- term shareholder value. In addition, we have not raised dilutive funding in the past five years, which would have increased our overall share capital. This contributes to our need to adjust our approach to dilution at the current time. The Company is proposing to implement a new approach to equity dilution, more in line with its peer U.S. listed companies, which will provide a level of additional flexibility which is considered vital for us to be able to compete for talent in our core markets, while retaining governance protections appropriate for a UK-listed company. The Company is proposing new dilution limits for the issue of new shares under equity plans. Essentially, the current “10% in 10 years” limit will be extinguished as of the 2023 AGM, and a new forward-looking limit of 10% of the issued share capital over the next 5 years will be instituted for all awards from the 2023 AGM. Any forfeitures, cancellations, or withholdings from shares granted under the prior extinguished limit will not be eligible to be re-granted at any time after the 2023 AGM under the new limit. As part of the change, we will also remove the separate “5% in 10 years” dilution limit applicable to awards granted to senior employees such as Executive Directors, to ensure we have full flexibility in operating the plan. The year ahead For 2023, the following key decisions have been made in relation to how the Policy will be implemented: • Base salaries for the Executive Directors will be increased by 8.5 percent, which is slightly below the average increase for the general workforce taking into consideration a number of factors, with a primary consideration being the current inflationary pressures in the United States; • The annual bonus target and maximum will remain at 50 percent and 100 percent of base salary, respectively; and • The grants of PSP awards in 2023 will be at levels of 600 percent of base salary for the Chief Executive Officer and 300 percent of salary for the President, in line with the limits as set out in the Policy. Operation of the Performance  Share Plan In addition to matters relating to Executive Directors’ remuneration, the Committee also considers the use of equity compensation throughout the whole organization. PureTech grants its employees awards of performance shares and restricted shares under the PSP as well as market-value stock options. In line with the rules of the PSP, the number of new shares that can be issued to satisfy equity awards is limited to 10% of the issued share capital over a 10-year period, consistent with UK standard practice and the expectations of UK institutional investors, which limitation was initially put into place when the plan was implemented in 2015 following PureTech’s initial public offering. The Committee considered operational performance, the overall growth of the business during the year, the extent to which the target performance goals had in some cases been exceeded and the individual contributions of the Executive Directors. Following this exercise, the Committee determined that a bonus equal to 90% of target (or 45% of base salary) was to be awarded to the Executive Directors. The Committee is of the view that this is appropriate in recognizing the Executive Directors’ achievements in 2022. See highlights of 2022 on pages 1 to 5. In relation to the PSP, PureTech’s performance over the last three financial years was very strong in terms of achievement of strategic objectives despite such performance not being rewarded with an increase in the Company’s share price. Overall, the share price declined from an average price of 261 pence during the last three months of 2019 to an average price of 253 pence during the last three months of 2022. However, strong strategic performance over the three-year performance period resulted in the vesting of 24.2 percent of the PSP awards granted to the executive management team, including the two Executive Directors, in 2020. For the year ended December 31, 2022, the Committee believes the Remuneration Policy operated as intended and that remuneration outcomes are appropriate, taking into account outcomes throughout the business, company performance and the stakeholder experience. No discretion has been exercised in relation to the annual bonus or PSP vesting outcome. Directors’ Remuneration Report — continued

PureTech Health plc Annual report and accounts 2022 89 G o ve rn an ce • We are, however, conscious that as a UK-registered company and one with some significant UK shareholders, we cannot ignore UK rules and standards. We are not therefore proposing an open-ended ability to issue new shares for equity incentive purposes; our suggested 10% in 5 years limit still implies an annual burn rate of 2%, which is well below comparative US practice. • Furthermore, we are retaining the features of our plan which comply with UK best practice, for example, granting performance shares to Executive Directors, which require stretching performance targets to be met, based on measures including TSR. This contrasts with typical practice at our US competitors, where CEOs and other leading executives receive restricted shares and stock options with no performance targets (and sometimes performance shares in addition). Unlike their US counterparts, our Executive Directors are further required to hold any vested awards for an additional two- year period, in line with UK norms, and also meet stretching minimum shareholding requirements. Overall, we believe that our proposed approach represents a suitable balance between UK good practice and the commercial realities of operating in a competitive market for talent in our sector in the U.S. We recently consulted with our major shareholders on the specifics of this proposal and were very grateful to receive indications of support from those who provided feedback. Closing comments The Committee is comfortable that the operation of the Policy for 2022 has demonstrated a robust link between performance and reward. The Committee believes the proposed operation of the Policy for 2023 is appropriate and takes into account the wider stakeholder experience. The Committee looks forward to shareholders’ support at the 2023 Annual General Meeting for (i) the advisory resolution covering this Annual Statement and the Annual Report on Remuneration and (ii) the adoption of a new performance share plan, as explained above. significantly built out its overall team at all levels over the period since listing in 2015. All of this has put additional pressure on the existing dilution limits. • PureTech has not raised capital by issuing new shares since March 2018. This conservative approach to funding has meant that the number of shares outstanding has remained consistent for the past five years. (An equity raise would have the result of increasing the share capital, and thus provide extra headroom in the dilution limits.) Instead, we have raised significant non-dilutive funding (over $680m) through the sale of our equity interests in our Founded Entities to invest in our Wholly Owned Pipeline as well as giving us flexibility to directly return value to shareholders through our stock buyback programme. • Our compensation approach is not unique to PureTech: many U.S. pharma and biotech companies operate in a similar fashion, preferring equity rather than cash compensation. Although PureTech has a UK listing, we are based in Boston, the largest biotechnology cluster in the United States, and our key comparators are US companies with a similar focus. US companies in our sector use equity incentives significantly more than the wider US market, or UK companies of a similar size. The annual median gross burn rate of a Russell 3000 pharma and biotech company with a similar market capitalisation to PureTech is circa 5% of the issued share capital (for employee incentives). ISS’ analysis of US equity plans uses a current annual burn rate benchmark of 5.36% for Russell 3000 pharma and biotech stocks (albeit ISS now takes a slightly different approach to calculating the burn rate). Our current UK-compliant annual burn rate of only 1% is very uncompetitive, and this presents us with a number of serious challenges. • Critically, we are competing for key talent with these U.S. organisations. The ability to offer a compelling package based around a competitive equity element is crucial to attracting and retaining the best people in the business. Constraints on our equity offering can limit the talent pool available and thus our ability to operate to our fullest potential. In order to implement this new approach to dilution, we will be asking shareholders to approve a resolution to adopt a new performance share plan at the AGM. Our more detailed rationale for the changes is as follows: • Equity is a critically important part of our compensation packages. As a company operating in the US biopharma space, we have an in-depth programme to discover, develop and commercialise new medicines through our own pipeline and occasionally invest in other entities with exceptional potential. This includes a number of candidates in our wholly owned pipeline that we are advancing ourselves, which has required us to expand our team with experienced professional leadership at and immediately below the executive level. The development of this wholly owned pipeline is the most critical aspect of our long- term business strategy and has the potential to deliver tremendous value to shareholders. Our business, programs, and approach to new medicines is covered on pages 1 to 14 of this Report. Developing pharmaceutical therapies is expensive and cash-intensive, and our inherent preference in line with our capital allocation strategy is for using cash resources primarily to fund our own R&D and investments and to return capital to shareholders where possible. As a result, and in common with other innovative pharmaceutical and biotechnology companies, there is a greater weight on equity in our compensation programmes than across industry more widely, and this is based on newly issued shares, rather than using cash to purchase shares for employee programmes. • We therefore need to have the appropriate capacity to issue equity to our employees in addition to the cash remuneration we provide. Furthermore, to ensure we can attract and retain talent at all levels of our highly skilled workforce we have a policy of granting equity throughout the whole organisation, both upon hire and on an ongoing basis in line with market trends. PureTech has Directors’ Remuneration Report — continued

Directors' Remuneration Policy

This part of the Directors' Remuneration Report sets out the Remuneration Policy for the Executive Directors and has been prepared in accordance with the provisions of the Companies Act 2006, The Large and Medium Sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2008 and the subsequent amendments, and the UK Listing Authority Listing Rules.

This Directors' Remuneration Policy was approved by a binding shareholder vote at the Company's AGM on May 27, 2021.

All tables within this Directors' Remuneration Policy section are audited under the International Standards on Auditing (UK) ("ISAs (UK)") unless otherwise noted.

Decision making process for determination, review and implementation of Directors' Remuneration Policy

The Committee reviews the Policy and its operation to ensure it continues to support and align to the business strategy and appropriately reward the Executive Directors and takes into account relevant market practice, regulation and governance developments, institutional investor views and the views of our shareholders. The Committee also has regard to the remuneration arrangements, policies and practices of the workforce as a whole and takes this into account when reviewing Executive Director pay.

The Policy is reviewed annually by the Committee. If changes are required, a new policy (or an amendment to the policy) will be put forward to shareholder vote prior to the normal triennial shareholder vote. The Committee consults with shareholders on remuneration proposals and will consider the feedback in finalizing the Policy.

Operation of the Policy is considered annually for the year ahead, including metrics for incentives, weightings and targets. The Committee reviews operation for the prior year and considers whether, in light of the strategy, changes are required for the year ahead or if remuneration remains appropriate for the year ahead. Shareholders' views may be sought depending on the changes proposed.

Policy table

Element	How component supports corporate strategy	Operation	Maximum	Performance targets and recovery provisions
Base salary	To recognize the market value of the employee and the role.	Normally reviewed annually. Salaries are benchmarked periodically primarily against biotech, pharmaceutical and specialty finance companies listed in the U.S. and UK. The committee also considers UK-listed general industry companies of similar size to PureTech as a secondary point of reference.	There is no prescribed maximum base salary or annual salary increase. The Committee is guided by the general increase for the broader employee population but may decide to award a lower increase for Executive Directors or indeed exceed this to recognize, for example, an increase in the scale, scope or responsibility of the role and/or to take account relevant market movements. Current salary levels are set out in the Annual Report on Remuneration.	Not applicable.
Pension	To provide a market competitive level of contribution to pension.	The company operates a 401k Plan for its U.S. Executive Directors. The operation of the Plan is in line with the operation for all other employees.	Under the 401k Plan, Company contributions are capped at the lower of 3 percent of base salary or the maximum permitted by the U.S. IRS ($30,000 for 2021).	Not applicable.
Benefits	To provide a market competitive level of benefits.	Includes: private medical and dental cover, disability, life insurance. Additional benefits may also be provided in certain circumstances, such as those provided to all employees.	Cost paid by the company.	Not applicable.

Governance

90 PureTech Health plc Annual report and accounts 2022

Directors' Remuneration Policy — continued

Element	How component supports corporate strategy	Operation	Maximum	Performance targets and recovery provisions
Annual Bonus Plan (ABP)	To drive and reward annual performance of individuals, teams and PureTech.	Based on performance during the relevant financial year. Paid in cash. The Committee has discretion to adjust payout levels if it considers the formulaic outcome inappropriate taking into account the underlying financial performance of the Company, share price performance, the investment return to shareholders during the year, and such other factors as it considers appropriate.	Up to 100 percent of base salary.	Performance period: Normally one year. Payments are normally based on a scorecard of strategic and/or financial measures. Up to 0 percent of salary payable for threshold performance, 50 percent of base salary normally payable for the achievement of 'target' performance and 100 percent of base salary payable for the achievement of stretch performance. Recovery and withholding provisions are in place.
Long-term incentives	To drive and reward our sustained performance and to align the interests with those of shareholders.	The Company can make long-term incentive awards with the following features: • performance shares. • vesting is dependent on the satisfaction of performance targets and continued service. • performance and vesting periods are normally three years. Awards granted from 2019 onwards will be subject to a two-year post-vesting holding period during which vested shares cannot be sold other than to settle tax. This post-vesting period continues post-cessation of employment. The Committee also has the discretion to adjust vesting levels of performance-related awards to override formulaic outcomes, taking into account similar factors as apply in relation to annual bonus awards, but by reference to the performance period.	600 percent of salary for the Chief Executive Officer, 300 percent of base salary for the other Executive Directors. Participants may benefit from the value of dividends paid over the vesting period to the extent that awards vest. This benefit is delivered in the form of cash or additional shares at the time that awards vest.	Performance period: Normally three years. Up to 25 percent of an award vests at threshold performance (0 percent vests below this), increasing to 100 percent pro-rata for maximum performance. Normally at least half of any award will be measured against TSR targets with the remainder measured against relevant financial or strategic measures. Recovery and withholding provisions are in place.
Share ownership/ Holding Period	Further aligns executives with investors, while encouraging employee share ownership.	The Committee requires that Executive Directors who participate in a long-term incentive plan operated by the Company retain half of the net shares vesting under any long-term incentive plan until a shareholding requirement is met.	Minimum of 400 percent of base salary for the Chief Executive Officer and a minimum of 200 percent of base salary for the other Executive Directors.	None.
Post-cessation holding period	Aligns executives with investors and promotes long-term decision making	Executive Directors must hold shares for two years after the date of termination of their employment.	Lower of (i) 400 percent of base salary for the Chief Executive Officer and 200 percent of base salary for the other Executive Directors and (ii) the Executive Director's shareholding at the date that notice is served.	None.

Governance

PureTech Health plc Annual report and accounts 2022 91

92 PureTech Health plc Annual report and accounts 2022 G o ve rn an ce Element  How component  supports corporate strategy  Operation  Maximum  Performance targets and  recovery provisions  Non-Executive  Directors To provide fee levels and structure reflecting time commitments and responsibilities of each role, in line with those provided by similarly-sized companies and companies operating in our sector. Remuneration provided to Non- Executive Directors is operated in line with the terms set out in the Articles of Association. Cash fees, normally paid on a quarterly basis, are comprised of the following elements: • Base fee. • Additional fees. Beginning in 2021, a portion of the compensation to our Non-Executive Directors was in the form of our ordinary shares. Additional remuneration is payable for additional services to PureTech such as the Chairship of a Committee or membership on a Committee. Additional remuneration is also payable for services provided beyond those services traditionally provided as a director, and can be provided for a material increase in time commitment. Fees are reviewed annually and take into account: • the median level of fees for similar positions in the market; and • the time commitment each Non- Executive Director makes to us. Taxable benefits may be provided and may be grossed up where appropriate. Any remuneration provided to a Non-Executive Director will be in line with the limits set out in the Articles of Association. None. Notes: 1 In the event that the Company elects any non-U.S. Executive Directors, the 401k Plan may not be an appropriate pension arrangement. In such cases an alternative pension arrangement may be offered. Any such arrangement would not be higher than the pension rate operated for the majority of employees in that jurisdiction. 2 For those below Board level, a lower annual bonus opportunity and PSP award size may apply. In general, these differences arise from the development of remuneration arrangements that are market competitive for the various categories of individuals, together with the fact that remuneration of the Executive Directors and senior executives typically has a greater emphasis on performance-related pay. 3 The choice of the performance metrics for the annual bonus scheme reflects the Committee’s belief that incentive compensation should be appropriately challenging and linked to the delivery of the Company’s strategy. Further information on the choice of performance measures and targets is set out in the Annual Report on Remuneration. 4 The performance conditions applicable to the PSP (see Annual Report on Remuneration) are selected by the Remuneration Committee on the basis that they reward the delivery of long-term returns to shareholders and are consistent with the Company’s objective of delivering superior levels of long-term value to shareholders while providing the Company with tools to successfully recruit and retain employees in the U.S. 5 For the avoidance of doubt, the Company reserves the right to honour any commitments entered into in the past with current or former Directors (such as the vesting/ exercise of share awards) notwithstanding that these may not be in line with this Remuneration Policy. Details of any payments to former Directors will be set out in the Annual Report on Remuneration as they arise. Recovery and withholding provisions Recovery and withholding provisions (’’clawback and malus’’) may be operated at the discretion of the Remuneration Committee in respect of awards granted under the Performance Share Plan and in certain circumstances under the Annual Bonus Plan (including where there has been a material misstatement of accounts, or in the event of fraud, gross misconduct or conduct having a materially detrimental effect on the Company’s reputation). The issue giving rise to the recovery and withholding must be discovered within three years of vesting or payment and there is flexibility to recover overpayments by withholding future incentive payments and recovering the amount directly from the employee. Discretions in the policy To ensure the efficient administration of the variable incentive plans outlined above, the Committee will apply certain operational discretions. These include the following: • selecting the participants in the plans on an annual basis; • determining the timing of grants of awards and/or payments; • determining the quantum of awards and/or payments (within the limits set out in the Policy table above); • reviewing performance against LTI performance metrics; • determining the extent of vesting based on the assessment of performance; • making the appropriate adjustments required in certain circumstances, for instance for changes in capital structure; • deciding how to settle awards made under the plans, e.g. in cash, shares, nil-cost options or as otherwise permitted under the plan rules; Directors’ Remuneration Policy — continued

Directors' Remuneration Policy — continued

- overriding formulaic outcomes of incentive plans if determined by the Committee not to be reflective of company performance;
- determining "good leaver" status for incentive plan purposes and applying the appropriate treatment; further details on the discretion applicable in relation to leavers are set out on page 94;
- undertaking the annual review of weighting of performance measures and setting targets for the annual bonus plan and other incentive schemes, where applicable, from year to year; and
- discretion, in the event of a change in control of the Company, to determine that time pro-rating shall not apply to outstanding awards.

If an event occurs which results in the annual bonus plan or PSP performance conditions and/or targets being deemed no longer appropriate (e.g. material acquisition or divestment), the Committee will have the ability to adjust appropriately the measures and/or targets and alter weightings, provided that the revised conditions are not materially less challenging than the original conditions.

Reward scenarios

The charts below show how the composition of 2023 remuneration for the Chief Executive Officer and the President varies at different levels of performance under the Policy set out above, as a percentage of total remuneration opportunity and as a total value.

Executive Director compensation (unaudited)


Chief Executive Officer
Minimum
$763,879
100%
Target
$3,283,470
23%
11%
66%
Maximum
$5,803,060
13%
12%
74%
President
Minimum
$607,101
100%
Target
$1,757,201
35%
16%
49%
Maximum
$2,907,301
21%
20%
59%
Fixed pay
Annual bonus
PSP

Notes:

1 The minimum performance scenario comprises the fixed elements of remuneration only, including:
- Salary for FY2023 as set out in the Annual Report on Remuneration.
- Pension in line with policy and benefits as disclosed for FY2022 in the Annual Report on Remuneration.

2 The On-Target level of bonus is taken to be 50 percent of the maximum bonus opportunity (50 percent of salary). The On-Target level of PSP vesting is assumed to be 50 percent of the face value of the PSP award (i.e. 300 percent of base salary for the CEO and 150 percent of base salary for the President). These values are included in addition to the components/values of Minimum remuneration.

3 Maximum assumes full bonus pay-out (100 percent of base salary) and the full face value of the proposed PSP awards (i.e. 600 percent of base salary for the CEO and 300 percent of base salary for the President), in addition to fixed components/values of Minimum remuneration.

4 No share price growth has been factored into the calculations of minimum, target and maximum compensation. An additional maximum scenario has been shown which assumes 50% share price appreciation for the PSP during the performance period.

Approach to recruitment and promotions

The remuneration package for a new Executive Director would be set in accordance with the terms of the Company's prevailing approved Remuneration Policy at the time of appointment and take into account the skills and experience of the individual, the market rate for a candidate of that experience and the importance of securing the relevant individual.

Salary would be provided at such a level as required to attract the most appropriate candidate and may be set initially at or above mid-market level.

Additionally, salary may be provided at a below mid-market level on the basis that it may progress towards the mid-market level once expertise and performance has been proven and sustained. The annual bonus and long-term incentive awards would be limited in line with the policy. Depending on the timing of the appointment, the Committee may deem it appropriate to set annual bonus performance conditions for such appointee that are different than those applicable to the incumbent Executive Directors. A PSP award can be made shortly following an appointment.

In addition, the Committee may offer additional cash and/or share-based elements to replace deferred or incentive pay forfeited by an executive leaving a previous employer if required in order to facilitate, in exceptional circumstances, the recruitment of the relevant individual. It would seek to ensure, where possible, that these awards would be consistent with awards forfeited in terms of vesting periods, expected value, performance conditions and delivery mechanism.

Governance

PureTech Health plc Annual report and accounts 2022 93

94 PureTech Health plc Annual report and accounts 2022 G o ve rn an ce Consideration of shareholder views The Committee will carefully consider shareholder feedback received in relation to the AGM each year. This feedback, plus any additional feedback received during any meetings from time to time, is then considered as part of the annual review of the Remuneration Policy. The Company will seek to engage directly with major shareholders and their representative bodies should any material changes be proposed to the Remuneration Policy or its implementation. Details of votes cast for and against the resolution to approve the prior year’s remuneration report and any matters discussed with shareholders during the year will be set out in the Annual Report on Remuneration. The Company consulted with shareholders in early 2023, in relation to the proposed new performance share plan, and we are pleased to receive support from those consulted. Consideration of our employment  conditions generally To ensure a coherent cascade of the Remuneration Policy throughout the organization, no element of remuneration is operated solely for Executive Directors and all elements of remuneration provided to the Executive Directors are generally operated for other employees, including participation in stock- based incentive plans. In addition, the Committee considers the general base salary increase for the broader employee population when determining the annual salary increases for the Executive Directors. The Remuneration Committee has general responsibility for determining pay for senior management as well as Executive Directors. Employees (other than senior executives) have not been consulted in respect of the design of our Remuneration Policy, although the Committee will keep this under review. the Company. In addition, Executive Directors will be expected to mitigate their loss. The Committee ensures that there have been no unjustified payments for failure. An Executive Director may be eligible for an annual bonus payment for the final year in which that Director served as an employee, provided that they are deemed to be a ’good leaver’. If so, any such annual bonus payment will be subject to performance testing and a pro-rata reduction will normally be applied based on the time served during the relevant financial year. The default treatment for any share- based entitlements under the PSP is that any unvested outstanding awards lapse on cessation of employment. However, in certain prescribed circumstances, or at the discretion of the Remuneration Committee, ’good leaver’ status can be applied. In these circumstances, a participant’s awards will vest subject to the satisfaction of the relevant performance criteria and, ordinarily, on a time pro-rated basis, with the balance of the awards lapsing. The two-year post vest holding period will usually continue to apply. The Committee has discretion to permit the early vesting at the date of cessation of employment, again based on performance and ordinarily on a time pro-rated basis. In addition, the Company can pay for any administrative expenses, legal expenses or outplacement services arising from the termination where considered appropriate. External appointments The Board can allow Executive Directors to accept appropriate outside commercial Non-Executive Director appointments provided that the duties and time commitment required are compatible with their duties and time commitment as Executive Directors. Non-Executive Directors Non-Executive Directors are appointed as a Non-Executive Director of the Company by a letter of appointment. These letters usually provide for a notice period of one month from the Company and the Non-Executive Director prior to termination. For appointment of an Executive Director who was employed by the Company prior to the appointment, any variable pay element awarded in respect of the prior role may be allowed to pay out according to its terms. In addition, any other ongoing remuneration obligations existing prior to appointment may continue. For any Executive Director appointment, the Committee may agree that the Company will meet certain relocation and/or incidental expenses as appropriate. Service contracts Executive Directors’ service contracts do not provide for liquidated damages, longer periods of notice on a change of control of the Company or additional compensation on an Executive Director’s cessation of employment with us, except as discussed below. The Committee’s Policy is to offer service contracts for Executive Directors with notice periods of no more than 12 months, and typically between 60 to 180 days. Service contracts provide for severance pay following termination in the case that employment is terminated by the Company without ’cause’, or by the employee for ’good reason’. In this case severance pay as set out in the contract is no greater than 12-months’ base salary and is aligned to the duration of any restrictive covenants placed on the employee. Service contracts may also provide for the continuation of benefits but for no longer than a 12-month period post termination. Service contracts also provide for the payment of international tax in non-U.S. jurisdictions if applicable to the Executive Director. They also can provide for garden leave and, if required by applicable law, the recovery and withholding of incentive payments. Service contracts are available for inspection at the company’s registered office. Policy on termination of employment The Policy on termination is that the Company does not make payments beyond its contractual obligations and the commitments entered into as part of any incentive plan operated by Directors’ Remuneration Policy — continued

Annual Report on Remuneration

Implementation of the Remuneration Policy for the year ending December 31, 2023

All tables within the Annual Report on Remuneration are audited under the International Standards on Auditing (UK) ("ISAs (UK)") unless otherwise noted.

Base salary

The Committee reviewed the base salary levels for the Executive Directors in early 2023 and an increase of 8.5 percent was awarded. This increase was slightly below the average increase for the general workforce, which was largely driven by cost of living considerations in the US.

		2022 Base salary	2023 Base salary
Daphne Zohar	Chief Executive Officer	$663,487	**$719,883**
Bharatt Chowrira	President, Chief Business, Financial and Operating Officer, Corporate Secretary ("President")	$530,000	**$575,050**

Pension

We will continue to contribute under the 401k Plan subject to the maximum set out in the Policy table.

Benefits

Benefits provided will continue to include private medical, disability and dental cover.

Annual bonus

For 2023, the operation of the annual bonus plan will be similar to that operated in 2022. The maximum annual bonus will continue to be 100 percent of base salary for all Executive Directors. The 2023 annual bonus will be based on internal program development goals and strategic development, financial and capital markets based goals. The performance metrics and targets will be disclosed in the FY2023 Annual Report and Accounts.

Long-term incentives

Awards under the PSP will be made to the Executive Directors in 2023. The Chief Executive Officer will receive a PSP award with a face value of 600 percent of base salary, and the President will receive an award with a face value of 300 percent of base salary.

The PSP awards will be subject to the performance conditions described below. As a clinical-stage therapeutics company, the Company believes that TSR is an appropriate and objective measure of the Company's performance. In addition, measuring TSR on both an absolute and relative basis rewards our management team for absolute value creation for our shareholders whilst also incentivizing outperformance of the market. To provide a balance to the TSR performance conditions that is more directly based on Management's long term strategic performance, TSR is complemented by measures linked to strategic delivery. There will be a robust assessment of the achievement of the strategic targets over the three year period with full disclosure in the Directors' Remuneration Report following the end of the performance period.

Further detail of the performance conditions is set out below:

- 40 percent of the shares under award will vest based on the achievement of absolute TSR targets.
- 20 percent of the shares under award will vest based on the achievement of a relative TSR performance condition, 10 percent each against two benchmarks (explained below).
- 40 percent of the shares under award will vest based on the achievement of strategic targets.

The minimum performance target for the absolute TSR portion of the award will be TSR equal to 7 percent per annum, whilst the maximum target will be TSR equal to 15 percent per annum. Relative TSR will be measured against the constituent companies in the FTSE 250 Index (excluding Investment Trusts) and the MSCI Europe Health Care Index (for 10 percent of the award, respectively). The minimum performance target will be achievement of TSR equal to the median company in the Index and the maximum performance target will be achievement of upper quartile TSR performance. 25 percent of each element of the TSR targets will vest for threshold performance. Strategic measures will be based on the achievement of milestones and other qualitative measures of performance over the performance period. Strategic targets will be set at the outset based on internal program development, financial achievements, including monetization of Founded Entities, product pipeline growth, operational excellence, strategic development or transaction related goals and other shareholder value enhancing metrics in line with our strategic plan. Full disclosure of the measures, weightings and strategic targets will be made retrospectively.

The Committee believes that this combination of measures is appropriate. TSR measures the success of our management team in identifying and developing new therapeutics whilst strategic targets help incentivize our management team through the stages which ultimately result in successful therapeutics.

Governance

PureTech Health plc Annual report and accounts 2022 95

Annual Report on Remuneration — continued

Non-Executive Directors

Fees for our Board of Directors were reviewed for 2023 and remain unchanged from 2022.

	FY2022 and FY2023
Chair fee	**$125,000**
Basic fee	**$75,000**
Equity-based Component	**$50,000**
Additional fees:	
Chair of a committee	**$10,000**
Membership of a committee	**$5,000**
Membership of a subsidiary board	**$0 to $10,000**

As our Board of Directors consists of leading experts with the experience of successfully developing technologies and bringing them to market, this gives rise to the possibility that the intellectual property we seek to acquire has been developed by one of our Non-Executive Directors and/or that our Non-Executive Directors provide technical or otherwise specialized advisory services to the Company above and beyond the services typically provided by a Non-Executive Director. In such exceptional circumstances, our Remuneration Policy provides us with the flexibility to remunerate them with equity in the relevant subsidiary company as we would any other inventor of the intellectual property or provider of technical advisory services. This practice is in line with other companies in the life sciences sector. If the Company is unable to offer market-competitive remuneration in these circumstances, it risks forfeiting opportunities to obtain intellectual property developed by our Non-Executive Directors and/or foregoing valuable advisory services. The Company believes foregoing such intellectual property and/or advisory services would not be in the long-term interest of our shareholders. Accordingly, subsidiary equity grants may be made to Non-Executive Directors upon the occurrence of the exceptional circumstances set out above.

Remuneration for the year ended December 31, 2022

Single total figure of remuneration for each Director (audited)

The table below sets out remuneration paid in relation to the 2022 financial year with a comparative figure for the 2021 financial year. There were no exercises of share options by Executive Directors or Non-Executive Directors in either of the 2022 or 2021 financial years.

	2021 and 2020 Remuneration								
	Year	Basic Salary/ Fees	Benefits[1]	Annual Bonus Plan	Performance Share Plan (Vested)[2]	Pension	Total Remuneration	Total Variable	Total Fixed
Executive Directors									
Daphne Zohar	**2022**	**$663,487**	**$34,846**	**$298,569**	**$491,377**	**$9,150**	**$1,497,429**	**$789,946**	**$707,483**
	2021	$625,931	$33,465	$469,448	$1,335,256[6]	$8,700	$2,472,800	$1,804,704	$668,096
Bharatt Chowrira[3]	**2022**	**$530,000**	**$22,901**	**$238,500**	**$187,390**	**$9,150**	**$987,941**	**$425,890**	**$562,051**
	2021	$500,000	$25,452	$375,000	$253,306[6]	$8,700	$1,162,458	$628,306	$534,152
Non-Executive Directors									
Sharon Barber-Lui[4]	**2022**	**$115,123[7]**	**—**	**—**	**—**	**—**	**$115,123**	**—**	**$115,123**
Raju Kucherlapati	**2022**	**$135,000[7]**	**—**	**—**	**—**	**—**	**$135,000**	**—**	**$135,000**
	2021	$145,000[7]	—	—	—	—	$145,000	—	$145,000
John LaMattina	**2022**	**$145,000[7]**	**—**	**—**	**—**	**—**	**$145,000**	**—**	**$145,000**
	2021	$145,000[7]	—	—	—	—	$145,000	—	$145,000
Robert Langer	**2022**	**$145,000[7]**	**—**	**—**	**—**	**—**	**$145,000**	**—**	**$145,000**
	2021	$145,000[7]	—	—	—	—	$145,000	—	$145,000
Kiran Mazumdar-Shaw	**2022**	**$135,000[7]**	**—**	**—**	**—**	**—**	**$135,000**	**—**	**$135,000**
	2021	$135,000[7]	—	—	—	—	$135,000	—	$135,000
Dame Marjorie Scardino[5]	**2022**	**$140,000[7]**	**—**	**—**	**—**	**—**	**$140,000**	**—**	**$140,000**
	2021	$140,000[7]	—	—	—	—	$140,000	—	$140,000
Christopher Viehbacher	**2022**	**$189,536[7]**	**—**	**—**	**—**	**—**	**$189,536**	**—**	**$189,536**
	2021	$195,000[7]	—	—	—	—	$195,000	—	$195,000
TOTAL	**2022**	**$2,398,146**	**$57,747**	**$537,069**	**$678,768**	**$18,300**	**$3,490,030**	**$1,215,837**	**$2,274,193**
TOTAL	2021	$2,030,931	$58,917	$844,448	$1,588,562	$17,400	$4,540,529	$2,433,010	$2,107,248

Notes:

1 Benefits comprise the following elements: private medical, disability and dental cover and parking.

2 The shares underlying the vested 2020 Performance Share Plan awards will be issued after the finalisation of this report. As a result, the share price on the date of issuance is not known at the date of this report and the figures shown above for the PSP awards have been valued using a share price of £2.530873, which was the average share price during the last three months of 2022, and an exchange rate of GBP 1 : USD 1.175155385, which was the average exchange rate over the last three months of 2022.

3 Dr. Chowrira joined the Board in February 2021.

4 Ms. Barber-Lui joined the Board in March 2022.

5 Dame Marjorie retired from the Board at the conclusion of December 2022.

6 These amounts have been updated from those listed in the 2021 Annual Report and Accounts to reflect the actual values paid, which was not known at the date of publication of the 2021 Annual Report and Accounts.

7 These amounts include grants of share based remuneration in July 2021 and 2022 in the form of time-vesting restricted stock units with a face value of $50,000.

96 **PureTech Health plc** Annual report and accounts 2022

Governance

Annual Report on Remuneration — continued

Annual bonus outcome for 2022

For the 2022 annual bonus, targets were set for a balanced scorecard at the beginning of the year. The 2022 targets were focused on (i) internal program development goals designed to incentivize the team to continue development of the Company's Wholly Owned Pipeline, generate valuable clinical data in support of the Company's programs, create innovative programs, publish key results and achieve patent protection for the Company's programs; and (ii) strategic goals designed to incentivize the team to complete important deals, execute strategic partnerships, monetize Founded Entity holdings or otherwise strengthen the Company's balance sheet, strengthen the Company's investor base and provide support for Founded Entity transactions and financings. In addition, the Remuneration Committee took into account other goals and other achievements by the management team in setting final achievement attainment and fixing bonus payouts. The table below sets out the performance assessment and associated bonus outcomes:

Target Goals – Maximum 100 percent Achievement

Performance Measures Category	Achievement	Percentage of Target Attained
Internal Program Development	The Internal Program Development Goals were 100 percent achieved in 2022. The management team's performance resulted in an achievement outcome of 50 percent which was equal to the pre-specified cap of 50 percent for this category of the goals. A description of performance in 2022 is set out below: The Company completed multiple ascending dose studies for LYT-100 in healthy older adults to support proceeding in IPF and initiated a Phase 2 study in IPF, completed studies of LYT-100 in Long COVID and Lymphedema, achieved Phase 1b study results with LYT-200 and generated data to support the initiation of Phase 2 studies of LYT-200 in leukemia and solid tumors, completed a Phase 1 study of LYT-300 to select doses for a Phase 2 study, nominated LYT-310 as an additional therapeutic candidate, generated a key publication in conjunction with a key collaborator and generated several patent allowances and issuances in the U.S.	50%
Strategic Goals	The Strategic Goals were 65 percent achieved in 2022. The management team's performance resulted in an achievement outcome of 32.5 percent out of a pre-specified cap of 50 percent for this category of the goals. A description of performance in 2022 is set out below: The Company extensively evaluated certain strategic transactions and options to enhance shareholder value, monetized approximately $115 million of its Founded Entity equity holdings, and supported its Founded Entities to achieve certain strategic transactions, financings and grant funding.	32.5%
Other Achievements	The management team evidenced further exceptional performance as described below: The Company completed various strategic sourcing initiatives for new programs and strategic transactions, conducted extensive outreach to raise the corporate profile and cultivate new investors and analysts, conducted significant and robust activities to strengthen the Company's intellectual property portfolio and generated value accretion through the successful activities of certain Founded Entities, especially Karuna.	7.5%
Pre-Specified Maximum Total		**90%**

Accordingly, the Committee determined that the Company had achieved 90 percent of its target goals for 2022.

Each of the above target categories are subject to maximum percentage achievement limits capped at 100 percent of the target bonus (i.e. 50 percent of salary). In this case, the Committee determined that payouts at 90 percent of target (i.e. 45 percent of salary) are appropriate taking into account the overall performance of the Executive Directors and the achievements set forth above. The Committee believes that such a bonus award is appropriate to reward and retain top management.

Long-term incentive awards vesting in respect of the year (audited)

The 2020 PSP awards to Executive Directors granted on July 20, 2020 were subject to three-year performance conditions covering the period from January 1, 2020 to December 31, 2022. Following an assessment of the performance conditions, the Remuneration Committee determined that the awards will vest at 24.2 percent of the maximum. The 2021 awards of RSUs to Non-executive directors granted on July 21, 2021 vested immediately prior to the 2022 AGM and were issued on August 12, 2022.

Governance

PureTech Health plc Annual report and accounts 2022 97

Annual Report on Remuneration — continued

	Scheme	Basis of award granted	Shares awarded	Shares vested	Shares lapsed	Value of vested awards[1]
Daphne Zohar	PSP 2020	400% of salary	683,652	165,215	518,437	$491,377[2]
Bharatt Chowrira	PSP 2020	200% of salary	260,715	63,006	197,2097	$187,390[2]
Raju Kucherlapati	PSP 2021	$50,000	11,190	11,190	–	$31,920[3]
John LaMattina	PSP 2021	$50,000	11,190	11,190	–	$31,920[3]
Robert Langer	PSP 2021	$50,000	11,190	11,190	–	$31,920[3]
Kiran Mazumdar-Shaw	PSP 2021	$50,000	11,190	11,190	–	$31,920[3]
Dame Marjorie Scardino	PSP 2021	$50,000	11,190	11,190	–	$31,920[3]
Christopher Viehbacher	PSP 2021	$50,000	11,190	11,190	–	$31,920[3]

1 The value of the awards attributable to share price appreciation is nil for all Executive Directors and Non-Executive Directors.
2 Share awards have been valued using a share price of £2.530873, which was the average share price during the last three months of 2022, and an exchange rate of GBP 1 : USD 1.175155385, which was the average exchange rate over the last three months of 2022.
3 Represents the value of the 11,190 shares on August 12, 2022, the date of issuance to each Non-executive Director.

The outcome of the performance condition relating to the performance based awards granted to the Executive Directors is set out below (audited):

Measure and weighting	Threshold	Maximum	Achievement	Vesting (% of each element)
Absolute TSR (50%)	7% p.a.	15% p.a.	(1%) p.a.	0%
Total return against FTSE Small Cap Index (12.5%)	At or above median	Upper quartile	43rd percentile	0%
Total return against MSCI Euro Healthcare Index (12.5%)	At or above median	Upper quartile	20th percentile	0%
Strategic measures (25%)	See description below			24.2%

The strategic measures over the three-year period were focused on (i) financial goals (55 percent), (ii) clinical development goals (40 percent), and (iii) operational excellence (5 percent). The financial achievements resulting in satisfaction of 52 percent of the vesting of the strategic measures included, among other things, obtaining over $680 million for PureTech by monetizing certain Founded Entity equity, the closing of initial public offerings of two Founded Entities and two SPAC transactions for Founded Entities, the execution of several partnership agreements which brought in non-dilutive funding and the completion of certain investor-related activities, including generation of new analyst coverage for the Company. The clinical development achievements resulting in satisfaction of 40 percent of the vesting of the strategic measures included, among other things, the successful initiation, enrollment and completion of several Phase 1 and Phase 2 clinical studies for LYT-100 and the initiation of the LYT-100 IPF phase 2 study, the advancement of other programs within our Wholly Owned Pipeline, the advancement of certain programs at the Company's Founded Entities, including receipt of U.S. marketing clearances for two programs. The operational excellence achievements resulting in satisfaction of 5 percent of the vesting of the strategic measures include the operation of the Company's programs within projected timelines and budgets, successfully managing operations through the COVID-19 pandemic, building out a world-class development organization, the in-licensing and creation of new programs, the issuance of certain intellectual property, the advancement of certain pre-clinical programs and the publication of validating data in top tier peer-reviewed academic journals.

Long-term incentive awards granted during the year (unaudited)

The following long-term Incentive awards were granted to Executive Directors during 2022:

	Scheme	Basis of award granted	Shares awarded (as conditional award of shares)	Share price at date of grant[1]	Face value of award	% of face value vesting at threshold performance	Vesting determined by performance over
Daphne Zohar	PSP 2022	500% of salary	1,532,051	175.20 pence	$3,317,434	25%	Three financial years to December 31, 2024
Bharatt Chowrira	PSP 2022	250% of salary	611,909	175.20 pence	$1,325,000	25%	

1 The share price at the date of grant is based on the 3-day average closing price immediately prior to the grant of the award.

The PSP awards granted in 2022 are subject to (i) achievement of absolute TSR targets (40 percent of the awards), (ii) achievement of TSR targets as compared to TSR performance of the constituent companies in the FTSE 250 Index (excluding Investment Trusts) and the MSCI Europe Health Care Index (20 percent of the awards, 10 percent against each benchmark) and (iii) achievement of targets based on strategic measures (40 percent of the awards), measured over the three year period to December 31, 2024.

The minimum performance target for the absolute TSR portion of the award is TSR equal to 7 percent per annum, whilst the maximum target is TSR equal to 15 percent per annum. The minimum performance target for the relative TSR portion of the award is TSR equal to the median of the index, whilst the maximum target will be TSR equal to the upper quartile of the index. Strategic measures are based on the achievement of project milestones and other qualitative measures of performance. Strategic targets have been set based on financial achievements, including monetization of Founded Entities, clinical development progress, product pipeline growth, operational excellence and other shareholder value enhancing metrics in line with our strategic plan. The Committee believes that this combination of measures and the equal weighting on TSR

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98 PureTech Health plc Annual report and accounts 2022

Annual Report on Remuneration — continued

and strategic objectives is appropriate. TSR measures the success of our management team in identifying and developing new therapeutics whilst strategic targets help incentivize our management team through the stages which ultimately result in successful therapeutics.

Full disclosure of the strategic targets will be made retrospectively.

In addition, each Non-Executive Director was granted share based remuneration on July 21, 2022 in the form of 21,507 time-vesting restricted stock units. The equity awards granted to our Non-Executive Directors vest in their entirety immediately prior to Company's 2023 AGM, provided that the Non-Executive Directors continue their service through such date. This share based element is part of the annual fee for Non-Executive Directors and is not subject to performance (unaudited).

Non-Executive Directors	Shares awarded	Face value of award	Vesting date
Sharon Barber-Lui	21,507	$50,000	June 13, 2023
Raju Kucherlapati	21,507	$50,000	June 13, 2023
John LaMattina	21,507	$50,000	June 13, 2023
Robert Langer	21,507	$50,000	June 13, 2023
Kiran Mazumdar-Shaw	21,507	$50,000	June 13, 2023
Dame Marjorie Scardino[1]	21,507	$50,000	June 13, 2023
Christopher Viehbacher	21,507	$50,000	June 13, 2023

1 The RSUs awarded to Dame Marjorie were forfeited upon her retirement at the conclusion of December 2022.

Payments for Loss of Office (unaudited)

There were no payments for Loss of Office during 2022.

Payments to past Directors (unaudited)

No payments to past Directors were made during 2022.

Directors' shareholdings (audited)

Executive Directors are required to maintain share ownership equal to a minimum of 400 percent of base salary for the Chief Executive Officer and a minimum of 200 percent of base salary for the other Executive Directors. The Chief Executive Officer and President both satisfy this requirement, and neither has disposed of any company shares since the Company's IPO. Post-employment shareholding requirements will apply.

The table below sets out current Directors' shareholdings which are beneficially owned or subject to a performance condition and interests of connected persons.

	Director Shareholdings					
	Total Share Awards not subject to Service Conditions		Share awards subject to performance conditions		Total	
Director	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2021
Daphne Zohar[1]	12,564,189[2]	12,197,307	2,372,519[3]	1,524,120	14,936,708	13,721,427
Bharatt Chowrira	2,490,789[6]	2,213,689	1,322,596[7]	1,158,902	3,813,385	3,372,591
Sharon Barber-Lui[8]	—	—	21,507[9]	—	21,507	—
Raju Kucherlapati	2,471,021	2,459,831	21,507[9]	11,190	2,492,528	2,471,021
John LaMattina[10]	1,443,623	1,492,463	21,507[9]	11,190	1,465,130	1,503,653
Robert Langer[11]	2,955,324	2,944,134	21,507[9]	11,190	2,976,831	2,955,324
Kiran Mazumdar-Shaw	11,190	—	21,507[9]	11,190	32,697	11,190
Dame Marjorie Scardino	809,900[12]	798,710	21,507[13]	11,190	831,407[13]	809,900
Chris Viehbacher	1,056,836[14]	1,045,646	21,507[9]	11,190	1,078,343	1,056,836

1 A portion of Ms. Zohar's shareholding in the Company is indirect. As of December 31, 2020, an aggregate of 8,464,189 ordinary shares and 410,000 ADSs are held by (i) the Zohar Family Trust I, a U.S.-established trust of which Ms. Zohar is a beneficiary and trustee, (ii) the Zohar Family Trust II, a U.S.-established trust of which Ms Zohar is a beneficiary (in the event of her spouse's death) and trustee, (iii) Zohar LLC, a U.S.-established limited liability company, and (iv) directly by Ms. Zohar. Ms. Zohar owns or has a beneficial interest in 100 percent of the share capital of Zohar LLC.

2 Includes 410,000 ADSs, which are convertible into 4,100,000 ordinary shares. Does not include 165,215 shares which are issuable pursuant to the PSP award granted to Ms. Zohar covering the financial years 2020, 2021 and 2022 which have vested but not yet been issued.

3 Includes the following PSP awards, which are subject to performance conditions: 840,468 (2021) and 1,532,051 (2022). Does not include 165,215 shares which are issuable pursuant to the PSP award granted to Ms. Zohar covering the financial years 2020, 2021 and 2022 which have vested but not yet been issued.

6 Includes 915,789 shares of stock owned by Dr. Chowrira and 1,575,000 vested stock options, none of which have been exercised. Does not include 63,006 shares which are issuable pursuant to the PSP award granted to Dr. Chowrira covering the financial years 2020, 2021 and 2022 which have vested but not yet been issued.

7 Includes the following PSP awards, which are subject to performance conditions: 335, 687 (2021) and 611,909 (2022), as well as 375,000 unvested stock options. Does not include 63,006 shares which are issuable pursuant to the PSP award granted to Dr. Chowrira covering the financial years 2020, 2021 and 2022 which have vested but not yet been issued.

8 Ms. Barber-Lui joined the Board in March 2022.

9 Denotes RSUs, which are subject to continued employment, that were granted in July 2022 and vest immediately prior to the 2023 Annual General Meeting.

10 A portion of Dr. LaMattina's shareholding in the Company is indirect. As of December 31, 2022, an aggregate of 1,443,623 ordinary shares are held by (i) John L LaMattina Revocable Trust, (ii) John L LaMattina 2020-2 GRAT, and (iii) LaMattina Charitable Trust.

11 A portion of Dr. Langer's shareholding in the Company is indirect. As of December 31, 2022, an aggregate of 2,955,324 ordinary shares are held by (i) Langer Family 2020 Trust and (ii) directly by Dr. Langer.

12 Includes 100 ADSs, which are convertible into 1,000 ordinary shares.

13 Includes 21,507 RSUs which were forfeited by Dame Marjorie upon her retirement from the Board at the close of business on December 31, 2022.

14 Includes 2,000 ADSs, which are convertible into 20,000 ordinary shares.

Governance

PureTech Health plc Annual report and accounts 2022 99

Annual Report on Remuneration — continued

Directors' service contracts (unaudited)

Detail of the service contracts of current Directors is set out below:

Executive Directors	Notice period	Contract date	Maximum potential termination payment	Potential payment on change of control/liquidation
Daphne Zohar	180 days	June 18, 2015	12 months' salary	Nil
Bharatt Chowrira	60 days	March 1, 2017	12 months' salary	Nil

Contracts for the above Executive Directors will continue until terminated by notice either by the Company or the Executive Director. Dame Marjorie Scardino informed the Company of her intention to retire on August 24, 2022, which retirement became effective as of the close of business on December 31, 2022. Mr. Viehbacher Informed the Company on December 21, 2022 that he would not stand for re-election at the Company's 2023 AGM.

Non-Executive Directors	Notice period	Contract date	Contract expiration date
Sharon Barber-Lui	30 days	March 24, 2022	March 24, 2025
Raju Kucherlapati	30 days	June 5, 2021	June 5, 2024
John LaMattina	30 days	June 5, 2021	June 5, 2024
Robert Langer	30 days	June 5, 2021	June 5, 2024
Kiran Mazumdar-Shaw	30 days	September 28, 2020	September 28, 2023
Marjorie Scardino	30 days	June 5, 2021	n/a
Christopher Viehbacher	30 days	June 5, 2021	n/a

The Company and the Non-Executive Directors listed above, other than Dame Marjorie and Mr. Viehbacher, intend to enter into new contracts prior to their expiration.

TSR performance graph (unaudited)

The graph shows the Company's performance, measured by total shareholder return (TSR), compared with the Nasdaq Biotechnology Index and S&P600 Biotechnology Index since the Company's IPO. The Committee considers these to be relevant indices for TSR comparison as they are broad-based measures of the performance of the biotechnology industry.

Total shareholder return (unaudited)

Source: Datastream (Thomson Reuters)



Value (£) (rebased)
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24 Jun 2015
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PureTech
NASDAQ Biotechnology
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This graph shows the value, by December 31, 2022, of £100 invested in PureTech on the date of Admission (June 24, 2015), compared with the value of £100 invested in the Nasdaq Biotechnology and S&P600 Biotechnology indices on the same date.

The other points plotted are the values at intervening financial year-ends.

100 PureTech Health plc Annual report and accounts 2022

Governance

Annual Report on Remuneration — continued

Chief Executive Officer's Remuneration History (unaudited)

Year	Incumbent	Role	Single figure of total remuneration	Annual bonus pay-out against maximum	PSP Vesting against maximum opportunity
2015	Daphne Zohar	Chief Executive Officer	$955,599	100%	n/a
2016	Daphne Zohar	Chief Executive Officer	$747,634	38.75%	n/a
2017	Daphne Zohar	Chief Executive Officer	$821,898	50%	n/a
2018	Daphne Zohar	Chief Executive Officer	$2,139,870	65%	50%
2019	Daphne Zohar	Chief Executive Officer	$5,783,682	100%	100%
2020	Daphne Zohar	Chief Executive Officer	$7,194,841	100%	100%
2021	Daphne Zohar	Chief Executive Officer	$2,472,800	75%	95.8%
2022	**Daphne Zohar**	**Chief Executive Officer**	**$1,497,429**	**45%**	**24.2%**

Percentage change in remuneration of Directors and employees (unaudited)

The table below shows the change in the Directors' remuneration compared to the change in remuneration of all of our full-time employees who were employed throughout the same periods:

	2021 to 2022			2020 to 2021			2019 to 2020		
	Base salary[1]	Benefits	Annual bonus	Base salary	Benefits	Annual bonus	Base Salary	Benefits	Annual Bonus
Daphne Zohar (CEO)	6%	4%	(36%)	3%	6%	(23%)	3%	0%	3%
Bharatt Chowrira (President)[2]	6%	(10%)	(36%)	N/A	N/A	N/A	N/A	N/A	N/A
Sharon Barber-Lui[3]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Raju Kucherlapati	(7%)	N/A	N/A	38.1%	N/A	N/A	11%	N/A	N/A
John LaMattina	0%	N/A	N/A	16%	N/A	N/A	19%	N/A	N/A
Robert Langer	0%	N/A	N/A	16%	N/A	N/A	13%	N/A	N/A
Kiran Mazumdar-Shaw	0%	N/A	N/A	635%	N/A	N/A	N/A	N/A	N/A
Marjorie Scardino	0%	N/A	N/A	55%	N/A	N/A	0%	N/A	N/A
Christopher Viehbacher	(3%)	N/A	N/A	26%	N/A	N/A	45%	N/A	N/A
Employees[4]	12%	6%	(22%)	9%	7%	1%	8%	16%	14%

1 Base salary amounts for Non-Executive Directors in 2021 and 2022 include grants of share based remuneration in the form of time-vesting restricted stock units with a face value of $50,000.
2 Joined the Board effective February 2021.
3 Joined the Board effective March 2022.
4 Does not include employees of Founded Entities.

Relative importance of spend on pay (unaudited)

The following table sets out the percentage change in overall spend on pay and distributions to shareholders in 2022 compared to 2021:

	2022	2021	% change
Staff costs[1]	**$32,050,089**	$22,136,823	59%
Distributions to Shareholders	**$26,359,851**[2]	—	—

1 Excludes Founded Entities.
2 Represents the value of the 10,595,347 ordinary shares repurchased under the Company's share repurchase programme during 2022.

Details of the Remuneration Committee, advisors to the Committee and their fees

The Remuneration Committee consists of Dr. LaMattina, Ms. Mazumdar-Shaw and Dr. Kucherlapati, with Dr. LaMattina serving as the Chair of the Committee. In 2022 the Committee received independent remuneration advice from Korn Ferry (UK) Limited, who was appointed by and is accountable to the Committee. A separate practice within Korn Ferry provides certain other candidate placement services to the Company. The terms of engagement between the Committee and Korn Ferry are available from the Company Secretary on request. The Committee also consults with the Chief Executive Officer and President. However, no Director is permitted to participate in discussions or decisions about their personal remuneration. During the year, fees in respect of remuneration advice from Korn Ferry amounted to £27,900. Korn Ferry is a founder member of the Remuneration Consultants' Group and complies with its Code of Conduct which sets out guidelines to ensure that its advice is independent and free of undue influence.

Governance

PureTech Health plc Annual report and accounts 2022 101

Annual Report on Remuneration — continued

Statement of voting at general meeting (unaudited)

The table below sets out the proxy results of the vote on our Remuneration Report at our 2022 AGM:

Resolutions	For	%	Against	%	Withheld	Total votes cast
To approve the Directors' Remuneration Report	186,654,636	86.20%	29,871,462	13.80%	390,360	216,526,098

The table below sets out the proxy results of the vote on our Remuneration Policy at our 2021 AGM:

Resolutions	For	%	Against	%	Withheld	Total votes cast
To approve the Directors' Remuneration Policy	187,285,809	83.90%	35,930,008	16.10%	2,309,748	223,215,817

2023 AGM

The Company's AGM will be held at 11:00 am EDT (4:00 pm BST) on June 13, 2023 at the Company's headquarters at 6 Tide Street, Boston, Massachusetts. Information regarding the voting outcome will be disclosed in next year's Annual Report on Remuneration.

This report has been prepared by the Remuneration Committee and has been approved by the Board. It complies with the UK Companies Act 2006 and related regulations. This report will be put to shareholders for approval at the forthcoming AGM, alongside a vote to approve the new performance share plan.

On behalf of the Board of Directors



Bharatt Chowrira
Company Secretary

April 27, 2023

Governance

102 **PureTech Health plc** Annual report and accounts 2022

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Consolidated Statements of Comprehensive Income/(Loss)

For the years ended December 31

	Note	2022 $000s	2021 $000s	2020 $000s
Contract revenue	3	**2,090**	9,979	8,341
Grant revenue	3	**13,528**	7,409	3,427
Total revenue		**15,618**	17,388	11,768
Operating expenses:				
General and administrative expenses	7	**(60,991)**	(57,199)	(49,440)
Research and development expenses	7	**(152,433)**	(110,471)	(81,859)
Operating income/(loss)		**(197,807)**	(150,282)	(119,531)
Other income/(expense):				
Gain on deconsolidation of subsidiary	5	**27,251**	—	—
Gain/(loss) on investment held at fair value	5	**(32,060)**	179,316	232,674
Realized loss on sale of investments	5	**(29,303)**	(20,925)	(54,976)
Other income/(expense)	6, 16	**8,131**	1,592	1,035
Other income/(expense)		**(25,981)**	159,983	178,732
Finance income/(costs):				
Finance income	9	**5,799**	214	1,183
Finance costs – contractual	9	**(3,939)**	(4,771)	(2,946)
Finance income/(costs) – fair value accounting	9	**137,063**	9,606	(4,351)
Net finance income/(costs)		**138,924**	5,050	(6,115)
Share of net loss of associates accounted for using the equity method	6	**(27,749)**	(73,703)	(34,117)
Gain on dilution of ownership interest in associate	6	**28,220**	—	—
Impairment of investment in associate	6	**(8,390)**	—	—
Income/(loss) before taxes		**(92,783)**	(58,953)	18,969
Taxation	25	**55,719**	(3,756)	(14,401)
Income/(Loss) for the year		**(37,065)**	(62,709)	4,568
Other comprehensive income/(loss):				
Items that are or may be reclassified as profit or loss				
Equity-accounted associate – share of other comprehensive income (loss)		**(166)**	—	469
Reclassification of foreign currency differences on dilution of interest		**(213)**	—	—
Total other comprehensive income/(loss)		**(379)**	—	469
Total comprehensive income/(loss) for the year		**(37,444)**	(62,709)	5,037
Income/(loss) attributable to:				
Owners of the Company		**(50,354)**	(60,558)	5,985
Non-controlling interests	18	**13,290**	(2,151)	(1,417)
		(37,065)	(62,709)	4,568
Comprehensive income/(loss) attributable to:				
Owners of the Company		**(50,733)**	(60,558)	6,454
Non-controlling interests	18	**13,290**	(2,151)	(1,417)
		(37,444)	(62,709)	5,037
		$	$	$
Earnings/(loss) per share:				
Basic earnings/(loss) per share	10	**(0.18)**	(0.21)	0.02
Diluted earnings/(loss) per share	10	**(0.18)**	(0.21)	0.02

The accompanying notes are an integral part of these financial statements.

Financial statements

112 PureTech Health plc Annual report and accounts 2022

Consolidated Statements of Financial Position

As of December 31,

	Note	2022 $000s	2021 $000s
Assets			
Non-current assets			
Property and equipment, net	11	**22,957**	26,771
Right of use asset, net	21	**14,281**	17,166
Intangible assets, net	12	**831**	987
Investments held at fair value	5, 16	**251,892**	397,179
Investment in associates – equity method	6	**9,147**	—
Note from associate	16	**16,501**	—
Lease receivable – long-term	21	**835**	1,285
Other non-current assets		**10**	810
Total non-current assets		**316,454**	444,197
Current assets			
Trade and other receivables	22	**11,867**	3,174
Income tax receivable	25	**10,040**	4,514
Prepaid expenses		**11,617**	10,755
Lease receivable – short-term	21	**450**	415
Other financial assets	13, 22	**2,124**	2,124
Short-term note from associate		**—**	15,120
Short-term investments	22	**200,229**	—
Cash and cash equivalents	22	**149,866**	465,708
Total current assets		**386,192**	501,809
Total assets		**702,647**	946,006
Equity and liabilities			
Equity			
Share capital		**5,455**	5,444
Share premium		**289,624**	289,303
Treasury stock		**(26,492)**	—
Merger reserve		**138,506**	138,506
Translation reserve		**89**	469
Other reserve		**(14,478)**	(40,077)
Retained earnings/(accumulated deficit)		**149,516**	199,871
Equity attributable to the owners of the Company	14	**542,220**	593,515
Non-controlling interests	18	**5,369**	(9,368)
Total equity		**547,589**	584,147
Non-current liabilities			
Deferred tax liability	25	**19,645**	89,765
Lease liability, non-current	21	**24,155**	29,040
Long-term loan	20	**10,244**	14,261
Liability for share based awards	8	**4,128**	2,659
Total non-current liabilities		**58,172**	135,725
Current liabilities			
Deferred revenue	3	**2,185**	65
Lease liability, current	21	**4,972**	3,950
Trade and other payables	19	**54,840**	35,817
Subsidiary:			
Notes payable	16, 17	**2,345**	4,641
Warrant liability	16	**47**	6,787
Preferred shares	15, 16	**27,339**	174,017
Current portion of long-term loan	20	**5,156**	857
Total current liabilities		**96,885**	226,135
Total liabilities		**155,057**	361,859
Total equity and liabilities		**702,647**	946,006

Please refer to the accompanying Notes to the consolidated financial information. Registered number: 09582467.

The Consolidated Financial Statements were approved by the Board of Directors and authorized for issuance on April 27, 2023 and signed on its behalf by:



Daphne Zohar
Chief Executive Officer
April 27, 2023

The accompanying notes are an integral part of these financial statements.

Financial statements

PureTech Health plc Annual report and accounts 2022 **113**

Consolidated Statements of Changes in Equity

For the years ended December 31

	Share Capital			Treasury Shares								
	Shares	Amount $000s	Share premium $000s	Shares	Amount $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2020	285,370,619	5,408	287,962	—	—	138,506	—	(18,282)	254,444	668,037	(17,639)	650,398
Net income/(loss)	—	—	—	—	—	—	—	—	5,985	5,985	(1,417)	4,568
Other comprehensive income/(loss), net	—	—	—	—	—	—	469	—	—	469	—	469
Total comprehensive income/(loss) for the year	**—**	**—**	**—**	**—**	**—**	**—**	**469**	**—**	**5,985**	**6,454**	**(1,417)**	**5,037**
Exercise of share-based awards	514,406	9	1,016	—	—	—	—	—	—	1,025	11	1,036
Revaluation of deferred tax assets related to share-based awards	—	—	—	—	—	—	—	(684)	—	(684)	—	(684)
Equity settled share-based awards	—	—	—	—	—	—	—	7,805	—	7,805	2,822	10,627
Settlement of restricted stock units (RSU)	—	—	—	—	—	—	—	(12,888)	—	(12,888)	—	(12,888)
Other	—	—	—	—	—	—	—	—	—	—	13	13
Balance December 31, 2020	**285,885,025**	**5,417**	**288,978**	**—**	**—**	**138,506**	**469**	**(24,050)**	**260,429**	**669,748**	**(16,209)**	**653,539**
Net income/(loss)	—	—	—	—	—	—	—	—	(60,558)	(60,558)	(2,151)	(62,709)
Total comprehensive income/(loss) for the year	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(60,558)**	**(60,558)**	**(2,151)**	**(62,709)**
Exercise of share-based awards	1,911,560	27	326	—	—	—	—	—	—	352	—	352
Revaluation of deferred tax assets related to share-based awards	—	—	—	—	—	—	—	615	—	615	—	615
Equity settled share-based awards	—	—	—	—	—	—	—	7,109	—	7,109	6,252	13,361
Settlement of restricted stock units	—	—	—	—	—	—	—	(10,749)	—	(10,749)	—	(10,749)
Reclassification of equity settled awards to liability awards	—	—	—	—	—	—	—	(6,773)	—	(6,773)	—	(6,773)
Vesting of share-based awards and net share exercise	—	—	—	—	—	—	—	(2,582)	—	(2,582)	—	(2,582)
Acquisition of subsidiary non-controlling interest	—	—	—	—	—	—	—	(9,636)	—	(9,636)	8,668	(968)
NCI exercise of share options in subsidiaries	—	—	—	—	—	—	—	5,988	—	5,988	(5,922)	66
Distributions	—	—	—	—	—	—	—	—	—	—	(6)	(6)
Balance December 31, 2021	**287,796,585**	**5,444**	**289,303**	**—**	**—**	**138,506**	**469**	**(40,077)**	**199,871**	**593,515**	**(9,368)**	**584,147**
Net income/(loss)	—	—	—	—	—	—	—	—	(50,354)	(50,354)	13,290	(37,065)
Other comprehensive income/(loss), net	—	—	—	—	—	—	(379)	—	—	(379)	—	(379)
Total comprehensive income/(loss) for the year	**—**	**—**	**—**	**—**	**—**	**—**	**(379)**	**—**	**(50,354)**	**(50,733)**	**13,290**	**(37,444)**
Deconsolidation of Subsidiary	—	—	—	—	—	—	—	—	—	—	11,904	11,904
Exercise of share-based awards	577,022	11	321	—	—	—	—	—	—	332	—	332
Revaluation of deferred tax assets related to share-based awards	—	—	—	—	—	—	—	45	—	45	—	45
Purchase of Treasury stock	—	—	—	(10,595,347)	(26,492)	—	—	—	—	(26,492)	—	(26,492)
Equity settled share-based awards	—	—	—	—	—	—	—	8,856	—	8,856	4,711	13,567
Partial settlement of share based liability awards and settlement of equity based RSUs	788,046	—	—	—	—	—	—	1,528	—	1,528	—	1,528
NCI exercise of share options in subsidiaries	—	—	—	—	—	—	—	15,171	—	15,171	(15,164)	7
Other	—	—	—	—	—	—	—	—	—	—	(4)	(4)
Balance December 31, 2022	**289,161,653**	**5,455**	**289,624**	**(10,595,347)**	**(26,492)**	**138,506**	**89**	**(14,478)**	**149,516**	**542,220**	**5,369**	**547,589**

The accompanying notes are an integral part of these financial statements.

114 PureTech Health plc Annual report and accounts 2022

Financial statements

Consolidated Statements of Cash Flows

For the years ended December 31

	Note	2022 $000s	2021 $000s	2020 $000s
Cash flows from operating activities				
Income/(loss)		(37,065)	(62,709)	4,568
Adjustments to reconcile net income/(loss) to net cash used in operating activities:				
Non-cash items:				
Depreciation and amortization	11, 21	8,893	7,287	6,645
Share-based compensation expense	8	14,698	13,950	10,718
(Gain)/loss on investment held at fair value	5	32,060	(179,316)	(232,674)
Realized loss on sale of investments	5	29,303	20,925	54,976
Gain on dilution of ownership interest in associate	6	(28,220)	—	—
Impairment of investment in associate	6	8,390	—	—
Gain on deconsolidation of subsidiary	5	(27,251)	—	—
Share of net loss of associates accounted for using the equity method	6	27,749	73,703	34,117
Fair value gain on other financial instruments	6, 16	(8,163)	(800)	—
Loss on disposal of assets	11	138	53	66
Income taxes, net	25	(55,719)	3,756	14,402
Finance (income)/costs, net	9	(138,924)	(5,050)	6,114
Changes in operating assets and liabilities:				
Trade and other receivables		(7,734)	(617)	(529)
Prepaid expenses		(862)	(5,350)	(3,371)
Deferred revenue	3	2,123	(1,407)	(5,223)
Trade and other payables	19	22,033	8,338	605
Other		359	(103)	(7)
Income taxes paid		(20,696)	(27,766)	(20,737)
Interest received		3,460	214	1,155
Interest paid	20, 21	(3,366)	(3,382)	(2,651)
Net cash used in operating activities		(178,792)	(158,274)	(131,827)
Cash flows from investing activities:				
Purchase of property and equipment	11	(2,176)	(5,571)	(5,170)
Proceeds from sale of property and equipment		—	30	—
Purchases of intangible assets	12	—	(90)	(254)
Investment in associates	6	(19,961)	—	—
Purchase of associate preferred shares held at fair value	5	—	—	(10,000)
Purchase of investments held at fair value	5	(5,000)	(500)	(1,150)
Sale of investments held at fair value	5	118,710	218,125	350,586
Purchase of short-term note from associate	16	—	(15,000)	—
Repayment of short-term Note from associate	16	15,000	—	—
Purchase of Convertible Note from associate	16	(15,000)	—	—
Cash derecognized upon loss of control over subsidiary (see table below)		(479)	—	—
Purchases of short-term investments	22	(248,733)	—	—
Proceeds from maturity of short-term investments	22	50,000	—	30,116
Receipt of payment of sublease	21	415	381	350
Net cash provided by (used in) investing activities		(107,223)	197,375	364,478
Cash flows from financing activities:				
Receipt of PPP loan		—	—	68
Issuance of long term loan	20	—	—	14,720
Issuance of subsidiary preferred Shares	15	—	37,610	13,750
Issuance of Subsidiary Convertible Note	17	393	2,215	25,000
Payment of lease liability	21	(4,025)	(3,375)	(2,908)
Exercise of stock options		332	352	1,036
Settlement of restricted stock unit equity awards		—	(10,749)	(12,888)
Vesting of restricted stock units and net share exercise		—	(2,582)	—
NCI exercise of stock options in subsidiary	15	7	66	—
Issuance of warrants in subsidiary		—	—	92
Purchase of treasury stock	14	(26,492)	—	—
Acquisition of a non-controlling Interest of a subsidiary		—	(806)	—
Other		(41)	(5)	—
Net cash provided by (used in) financing activities		(29,827)	22,727	38,869
Net increase (decrease) in cash and cash equivalents		(315,842)	61,827	271,520
Cash and cash equivalents at beginning of year		465,708	403,881	132,360
Cash and cash equivalents at end of year		149,866	465,708	403,881
Supplemental disclosure of non-cash investment and financing activities:				
Partial settlement of share based liability award through issuance of equity		1,528	—	—
Purchase of property, plant and equipment against trade and other payables	11	—	1,841	—
Leasehold improvements purchased through lease incentives (deducted from Right of Use Asset)	11	—	1,010	—
Conversion of subsidiary convertible note into preferred share liabilities	17	—	25,797	—

Financial statements

PureTech Health plc Annual report and accounts 2022 115

Consolidated Statements of Cash Flows — continued

For the years ended December 31

Assets, Liabilities and non controlling interests other than cash in deconsolidated subsidiary

	2022 $000s
Trade and other payables	1,407
Subsidiary notes payable	3,403
Subsidiary preferred shares	15,853
Other assets and liabilities, net	123
Non-controlling interest	(11,904)
	8,882
Investment retained in deconsolidated subsidiary	18,848
Gain on deconsolidation	(27,251)
Cash in deconsolidated subsidiary	**479**

The accompanying notes are an integral part of these financial statements.

Financial statements

116 PureTech Health plc Annual report and accounts 2022

PureTech Health plc Annual report and accounts 2022 117 Fi na nc ia l s ta te m en ts 1. Accounting policies Description of Business PureTech Health plc (“PureTech,” the “Parent” or the “Company”) is a public company incorporated, domiciled and registered in the United Kingdom (“UK”). The registered number is 09582467 and the registered address is 8th Floor, 20 Farringdon Street, London EC4A 4AB, United Kingdom. PureTech’s group financial statements consolidate those of the Company and its subsidiaries (together referred to as the “Group”). The Parent company financial statements present financial information about the Company as a separate entity and not about its Group. The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these group financial statements. Basis of Presentation The consolidated financial statements of the Group are presented as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020. The Group financial statements have been approved by the Directors on April 27, 2023, and are prepared in accordance with UK-adopted International Financial Reporting Standards (IFRSs). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board (IASB). UK- adopted IFRSs differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented. For presentation of the Consolidated Statements of Comprehensive Income/(Loss), the Company uses a classification based on the function of expenses, rather than based on their nature, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice. Certain amounts in the Consolidated Financial Statements and accompanying notes may not add due to rounding. All percentages have been calculated using unrounded amounts. Basis of Measurement The consolidated financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: investments held at fair value, short-term and convertible note from associate and liabilities classified as fair value through the profit or loss. Use of Judgments and Estimates In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Significant estimation is applied in determining the following: • Financial instruments valuations (Note 16): when estimating the fair value of subsidiary preferred shares, subsidiary warrants, and subsidiary convertible notes carried at fair value through profit and loss (FVTPL) as well as investments held at fair value, at initial recognition and upon subsequent measurement. Valuation of the aforementioned financial instruments (assets and liabilities) includes making significant estimates, specifically determining the appropriate valuation methodology and making certain estimates such as the future expected returns on the financial instrument in different scenarios, earnings potential of the subsidiary businesses, appropriate discount rate, appropriate volatility, appropriate term to exit and other industry and company specific risk factors. Significant judgement is also applied in determining the following: • Subsidiary preferred shares liability classification (Note 15): when determining the classification of financial instruments in terms of liability or equity. These judgements include an assessment of whether the financial instruments include any embedded derivative features, whether they include contractual obligations of the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party, and whether that obligation will be settled by the Company exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments. Further information about these critical judgements and estimates is included below under Financial Instruments. • When the power to control the subsidiaries exists (please refer to Notes 5 and 6 and accounting policy below Subsidiaries). This judgement includes an assessment of whether the Company has (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. The Company considers among others its voting shares, shareholder agreements, ability to appoint board members, representation on the board, rights to appoint management, de facto control, investee dependence on the Company etc. If the power to control investees exists we consolidate the financial statements of such investee in the consolidated financial statements of the Group. Upon issuance of new shares in a subsidiary and/or a change in any shareholders or governance agreements, the Group reassesses its ability to control the investee based on the revised voting interest and board composition and revised subsidiary governance and management structure. When such new circumstances result in the Group losing its power to control the investee, the investee is deconsolidated. • Whether the Company has significant influence over financial and operating policies of investees in order to determine if the Company should account for its investment as an associate based on IAS 28 or based on IFRS 9, Financial Instruments (please refer to Note 5). This judgement includes, among others, an assessment whether the Company has representation on the Board of Directors of the investee, whether the Company participates in the policy making processes of the investee, whether there is any interchange of managerial personnel, whether there is any essential technical information provided to the investee and if there are any transactions between the Company and the investee. Notes to the Consolidated Financial Statements

118 PureTech Health plc Annual report and accounts 2022 Fi na nc ia l s ta te m en ts • Upon determining that the Company does have significant influence over the financial and operating policies of an investee, if the Company holds more than a single instrument issued by its equity-accounted investee, judgement is required to determine whether the additional instrument forms part of the investment in the associate, which is accounted for under IAS 28 and scoped out of IFRS 9, or it is a separate financial instrument that falls in the scope of IFRS 9 (please refer to Notes 5 and 6). This judgement includes an assessment of the characteristics of the financial instrument of the investee held by the Company and whether such financial instrument provides access to returns underlying an ownership interest. • Where the company has other investments in an equity accounted investee that are not accounted for under IAS 28, judgement is required in determining if such investments constitute Long-Term Interests for the purposes of IAS 28 (please refer to Notes 5 and 6). This determination is based on the individual facts and circumstances and characteristics of each investment, but is driven, among other factors, by the intention and likelihood to settle the instrument through redemption or repayment in the foreseeable future, and whether or not the investment is likely to be converted to common stock or other equity instruments (please also refer to accounting policy with regard to Investments in Associates below). When the Group considered the individual facts and circumstances of the Group’s investment in its associate's preferred stock in the manner described above, including the long-term nature of such investment, the ability of the Group to convert its preferred stock investment to an investment in common shares and the likelihood of such conversion, we concluded that such investment was considered a Long Term Interest. As of December 31, 2022, the Group had cash and cash equivalents of $149.9 million and short-term investments of $200.2 million. Considering the Group’s and the Company's financial position as of December 31, 2022, and its principal risks and opportunities, a going concern analysis has been prepared for at least the twelve-month period from the date of signing the Consolidated Financial Statements ("the going concern period") utilizing realistic scenarios and applying a severe but plausible downside scenario. Even under the downside scenario, the analysis demonstrates the Group and the Company continue to maintain sufficient liquidity headroom and continue to comply with all financial obligations. The Directors believe the Group and the Company is adequately resourced to continue in operational existence for at least the twelve-month period from the date of signing the Consolidated Financial Statements. Accordingly, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the Consolidated Financial Statements and the PureTech Health plc Financial Statements. Basis of consolidation The consolidated financial information as of December 31, 2022 and 2021, and for each of the years ended December 31, 2022, 2021 and 2020, comprises an aggregation of financial information of the Company and the consolidated financial information of PureTech Health LLC (“PureTech LLC”). Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Subsidiaries As used in these financial statements, the term subsidiaries refers to entities that are controlled by the Group. Financial results of subsidiaries of the Group as of December 31, 2022, are reported within the Internal segment, Controlled Founded Entities segment or the Parent Company and Other section (please refer to Note 4). Under applicable accounting rules, the Group controls an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, the Group takes into consideration potential voting rights, board representation, shareholders' agreements, ability to appoint Directors and management, de facto control and other related factors. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance. A list of all current and former subsidiaries organized with respect to classification as of December 31, 2022, and the Group’s total voting percentage, based on outstanding voting common and preferred shares as of December 31, 2022, 2021 and 2020, is outlined below. All current subsidiaries are domiciled within the United States and conduct business activities solely within the United States. 1. Accounting policies — continued Notes to the Consolidated Financial Statements — continued

Notes to the Consolidated Financial Statements — continued

1. **Accounting policies** — continued

	Voting percentage at December 31, through the holdings in					
	2022		2021		2020	
Subsidiary	Common	Preferred	Common	Preferred	Common	Preferred
Subsidiary operating companies						
Alivio Therapeutics, Inc.[1,2]	—	100.0	—	100.0	—	91.9
Entrega, Inc. (indirectly held through Enlight)[1,2]	—	77.3	—	77.3	—	83.1
Follica, Incorporated[1,2]	28.7	56.7	28.7	56.7	28.7	56.7
PureTech LYT (formerly Ariya Therapeutics, Inc.)	—	100.0	—	100.0	—	100.0
PureTech LYT-100	—	100.0	—	100.0	—	100.0
PureTech Management, Inc.[3]	100.0	—	100.0	—	100.0	—
PureTech Health LLC[3]	100.0	—	100.0	—	100.0	—
Vedanta Biosciences, Inc.[1,2]	—	47.0	—	48.6	—	59.3
Vedanta Biosciences Securities Corp. (indirectly held through Vedanta)[1,2]	—	47.0	—	48.6	—	59.3
Deconsolidated former subsidiary operating companies						
Sonde Health, Inc.[1,2,5]	—	40.2	—	51.8	—	51.8
Akili Interactive Labs, Inc.[6]	14.7	—	—	26.7	—	41.9
Gelesis, Inc.[1,2,6]	22.8	—	4.8	19.7	4.9	20.2
Karuna Therapeutics, Inc.[1,2]	3.1	—	5.6	—	12.6	—
Vor Biopharma Inc.1,2	4.1	—	8.6	—	—	16.4
Nontrading holding companies						
Endra Holdings, LLC (held indirectly through Enlight)[2]	86.0	—	86.0	—	86.0	—
Ensof Holdings, LLC (held indirectly through Enlight)[2]	86.0	—	86.0	—	86.0	—
PureTech Securities Corp.[2]	100.0	—	100.0	—	100.0	—
PureTech Securities II Corp.[2]	100.0	—	100.0	—	100.0	—
Inactive subsidiaries						
Appeering, Inc.[2]	—	100.0	—	100.0	—	100.0
Commense Inc.[2]	—	99.1	—	99.1	—	99.1
Enlight Biosciences, LLC[2]	86.0	—	86.0	—	86.0	—
Ensof Biosystems, Inc. (held indirectly through Enlight)[1,2]	57.7	28.3	57.7	28.3	57.7	28.3
Knode Inc. (indirectly held through Enlight)[2]	—	86.0	—	86.0	—	86.0
Libra Biosciences, Inc.[2]	—	100.0	—	100.0	—	100.0
Mandara Sciences, LLC[2]	98.3	—	98.3	—	98.3	—
Tal Medical, Inc.[1,2]	—	100.0	—	100.0	—	100.0

1 The voting percentage is impacted by preferred shares that are classified as liabilities, which results in the ownership percentage not being the same as the ownership percentage used in allocations to non-controlling interests disclosed in Note 18. The allocation of losses/profits to the noncontrolling interest is based on the holdings of subordinated stock that provide ownership rights in the subsidiaries. The ownership of liability classified preferred shares are quantified in Note 15.

2 Registered address is Corporation Trust Center, 1209 Orange St., Wilmington, DE 19801, USA.

3 Registered address is 2711 Centerville Rd., Suite 400, Wilmington, DE 19808, USA.

4 The Company's interests in its subsidiaries are predominantly in the form of preferred shares, which have a liquidation preference over the common stock, are convertible into common stock at the holder's discretion or upon certain liquidity events, are entitled to one vote per share on all matters submitted to shareholders for a vote and entitled to receive dividends when and if declared. In the case of Enlight, Mandara and PureTech Health LLC, the holdings are membership interests in an LLC. The holders of common stock are entitled to one vote per share on all matters submitted to shareholders for a vote and entitled to receive dividends when and if declared.

5 On May 25, 2022 PureTech lost control over Sonde and Sonde was deconsolidated from the Group's financial statements, resulting in only the profits and losses generated by Sonde through the deconsolidation date being included in the Group's Consolidated Statement of Comprehensive Income/(Loss). See Notes 5 and 6 for further details about the accounting for the investments in Sonde subsequent to deconsolidation.

6 See Notes 5 and 6 for the Gelesis and Akili SPAC merger and for the exchange of the Group's preferred stock investments for common stock of those entities.

Change in subsidiary ownership and loss of control

Changes in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Where the Group loses control of a subsidiary, the assets and liabilities are derecognized along with any related non-controlling interest ("NCI"). Any interest retained in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the Consolidated Statements of Comprehensive Income/(Loss).

Associates

As used in these financial statements, the term associates are those entities in which the Group has no control but maintains significant influence over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of an entity, unless it can be clearly demonstrated that this is not the case. The Group evaluates if it maintains significant influence over associates by assessing if the Group has lost the power to participate in the financial and operating policy decisions of the associate.

PureTech Health plc Annual report and accounts 2022 119

Financial statements

120 PureTech Health plc Annual report and accounts 2022 Fi na nc ia l s ta te m en ts Application of the equity method to associates Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation they are initially recorded at fair value at the date of deconsolidation. The consolidated financial statements include the Group’s share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. To the extent the Group holds interests in associates that are not providing access to returns underlying ownership interests, the instrument held by PureTech is accounted for in accordance with IFRS 9 as investments held at fair value. When the Group’s share of losses exceeds its equity method investment in the investee, losses are applied against Long-Term Interests, which are investments accounted for under IFRS 9. Investments are determined to be Long-Term Interests when they are long-term in nature and in substance they form part of the Group's net investment in that associate. This determination is impacted by many factors, among others, whether settlement by the investee through redemption or repayment is planned or likely in the foreseeable future, whether the investment can be converted and/or is likely to be converted to common stock or other equity instrument and other factors regarding the nature of the investment. Whilst this assessment is dependent on many specific facts and circumstances of each investment, typically conversion features whereby the investment is likely to convert to common stock or other equity instruments would point to the investment being a Long-Term Interest. Similarly, where the investment is not planned or likely to be settled through redemption or repayment in the foreseeable future, this would indicate that the investment is a Long-Term Interest. When the net investment in the associate, which includes the Group’s investments in other long-term interests, is reduced to nil, recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an investee. The Group has also adopted the amendments to IAS 28 Investments in Associates that addresses the dual application of IAS 28 and IFRS 9 (see below) when equity method losses are applied against Long-Term Interests (LTI). The amendments provide the annual sequence in which both standards are to be applied in such a case. The Group has applied the equity method losses to the LTIs presented as part of Investments held at fair value subsequent to remeasuring such investments to their fair value at balance sheet date. Financial Instruments Classification The Group classifies its financial assets in the following measurement categories: • Those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and • Those to be measured at amortized cost. The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are recorded in profit or loss. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI. As of balance sheet dates, none of the Company's financial assets are accounted for as FVOCI. Measurement At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets that are carried at FVTPL are expensed. Impairment The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. Financial Assets The Group’s financial assets consist of cash and cash equivalents, investments in debt securities, trade and other receivables, notes, restricted cash deposits and investments in equity securities. The Group’s financial assets are virtually all classified into the following categories: investments held at fair value, notes, trade and other receivables, short-term investments and cash and cash equivalents. The Group determines the classification of financial assets at initial recognition depending on the purpose for which the financial assets were acquired. 1. Accounting policies — continued Notes to the Consolidated Financial Statements — continued

PureTech Health plc Annual report and accounts 2022 121 Fi na nc ia l s ta te m en ts Investments held at fair value are investments in equity instruments that are not held for trading. Such investments consist of the Group's minority interest holdings where the Group has no significant influence or preferred share investments in the Group's associates that are not providing access to returns underlying ownership interests. These financial assets are initially measured at fair value and subsequently re-measured at fair value at each reporting date. The Company elects if the gain or loss will be recognized in Other Comprehensive Income/(Loss) or through profit and loss on an instrument by instrument basis. The Company has elected to record the changes in fair values for the financial assets falling under this category through profit and loss. Please refer to Note 5. Changes in the fair value of financial assets at FVTPL are recognized in other income/(expense) in the Consolidated Statements of Comprehensive Income/(Loss) as applicable. The notes from an associate, since their contractual terms do not consist solely of cash flow payments of principal and interest on the principal amount outstanding, such notes are initially and subsequently measured at fair value, with changes in fair value recognized through profit and loss. Short term investments consist of short-term US treasury bills that are held to maturity. The contractual terms consist solely of payment of the principal and the Group's business model is to hold the treasury bills to maturity. As such, such short term investments are recorded at amortized cost. As of balance sheet date amortized cost approximated the fair value of such short- term investments. Trade and other receivables are non-derivative financial assets with fixed and determinable payments that are not quoted on active markets. These financial assets are carried at the amounts expected to be received less any expected lifetime losses. Such losses are determined taking into account previous experience, credit rating and economic stability of counterparty and economic conditions. When a trade receivable is determined to be uncollectible, it is written off against the available provision. As of balance sheet date, The Group did not incur or record any such expected lifetime losses. Trade and other receivables are included in current assets, unless maturities are greater than 12 months after the end of the reporting period. Financial Liabilities The Group’s financial liabilities consist of trade and other payables, subsidiary notes payable, long-term loan, preferred shares, and warrant liability. Warrant liabilities are initially recognized at fair value. After initial recognition, these financial liabilities are re-measured at FVTPL using an appropriate valuation technique. Subsidiary notes payable without embedded derivatives and the long-term loan are accounted for at amortized cost. The majority of the Group’s subsidiaries have preferred shares and certain notes payable with embedded derivatives, which are classified as current liabilities. When the Group has preferred shares and notes with embedded derivatives that qualify for bifurcation, the Group has elected to account for the entire instrument as FVTPL after determining under IFRS 9 that the instrument qualifies to be accounted for under such FVTPL method. The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. Equity Instruments Issued by the Group Financial instruments issued by the Group are treated as equity only to the extent that they meet the following two conditions, in accordance with IAS 32: 1. They include no contractual obligations upon the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavorable to the Group; and 2. Where the instrument will or may be settled in the Group’s own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Group’s own equity instruments or is a derivative that will be settled by the Group exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments. To the extent that this definition is not met, the financial instrument is classified as a financial liability. Where the instrument so classified takes the legal form of the Group’s own shares, the amounts presented in the Group's shareholders' equity exclude amounts in relation to those shares. Changes in the fair value of liabilities at FVTPL are recognized in Net finance income (costs) in the Consolidated Statements of Comprehensive Income/(Loss) as applicable. IFRS 15, Revenue from Contracts with Customers The standard establishes a five-step principle-based approach for revenue recognition and is based on the concept of recognizing an amount that reflects the consideration for performance obligations only when they are satisfied and the control of goods or services is transferred. The majority of the Group’s contract revenue is generated from licenses and services, some of which are part of collaboration arrangements. Management reviewed contracts where the Group received consideration in order to determine whether or not they should be accounted for in accordance with IFRS 15. To date, PureTech has entered into transactions that generate revenue and meet the scope of either IFRS 15 or IAS 20 Accounting for Government Grants. Contract revenue is recognized at either a point-in-time or over time, depending on the nature of the performance obligations. 1. Accounting policies — continued Notes to the Consolidated Financial Statements — continued

122 PureTech Health plc Annual report and accounts 2022 Fi na nc ia l s ta te m en ts The Group accounts for agreements that meet the definition of IFRS 15 by applying the following five step model: • Identify the contract(s) with a customer – A contract with a customer exists when (i) the Group enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to those goods or services, (ii) the contract has commercial substance and, (iii) the Group determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. • Identify the performance obligations in the contract – Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other resources that are readily available from third parties or from the Group, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. • Determine the transaction price – The transaction price is determined based on the consideration to which the Group will be entitled in exchange for transferring goods or services to the customer. To the extent the transaction price includes variable consideration, the Group estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in the Group’s judgement, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. • Allocate the transaction price to the performance obligations in the contract – If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. • Recognize revenue when (or as) the Group satisfies a performance obligation – The Group satisfies performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer. Revenue generated from services agreements (typically where licenses and related services were combined into one performance obligation) is determined to be recognized over time when it can be determined that the services meet one of the following: (a) the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs; (b) the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date. It was determined that the Group has contracts that meet criteria (a), since the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs. Therefore revenue is recognized over time using the input method based on costs incurred to date as compared to total contract costs. The Company believes that in research and development service type agreements using costs incurred to date represents the most faithful depiction of the entity’s performance towards complete satisfaction of a performance obligation. Revenue from licenses that are not part of a combined performance obligation are recognized at a point in time due to the licenses relating to intellectual property that has significant stand-alone functionality and as such represent a right to use the entity's intellectual property as it exists at the point in time at which the license is granted. Royalty income received in respect of licensing agreements is recognized as the related third party sales in the licensee occur. Amounts that are receivable or have been received per contractual terms but have not been recognized as revenue since performance has not yet occurred or has not yet been completed are recorded as deferred revenue. The Company classifies as non-current deferred revenue amounts received for which performance is expected to occur beyond one year or one operating cycle. Grant Income The Company recognizes grants from governmental agencies as grant income in the Consolidated Statement of Comprehensive Income/(Loss), gross of the expenditures that were related to obtaining the grant, when there is reasonable assurance that the Company will comply with the conditions within the grant agreement and there is reasonable assurance that payments under the grants will be received. The Company evaluates the conditions of each grant as of each reporting date to ensure that the Company has reasonable assurance of meeting the conditions of each grant arrangement and that it is expected that the grant payment will be received as a result of meeting the necessary conditions. The Company submits qualifying expenses for reimbursement after the Company has incurred the research and development expense. The Company records an unbilled receivable upon incurring such expenses. In cases were grant income is received prior to the expenses being incurred or recognized, the amounts received are deferred until the related expense is incurred and/or recognized. Grant income is recognized in the Consolidated Statements of Comprehensive Income/(Loss) at the time in which the Company recognizes the related reimbursable expense for which the grant is intended to compensate. 1. Accounting policies — continued Notes to the Consolidated Financial Statements — continued

PureTech Health plc Annual report and accounts 2022 123 Fi na nc ia l s ta te m en ts Functional and Presentation Currency These consolidated financial statements are presented in United States dollars (“US dollars”). The functional currency of all members of the Group is the U.S. dollar. The Group's share in foreign exchange differences in associates were reported in Other Comprehensive Income/(Loss). Foreign Currency Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on remeasurement are recognized in the Consolidated Statement of Comprehensive Income/ (Loss). Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Cash and Cash Equivalents Cash and cash equivalents include all highly liquid instruments with original maturities of three months or less. Share Capital Ordinary shares are classified as equity. The Group's equity is comprised of share capital, share premium, merger reserve, other reserve, translation reserve, and retained earnings/accumulated deficit. Treasury Shares Treasury shares are recognized at cost and are deducted from shareholders' equity. No gain or loss is recognized in profit and loss for the purchase, sale, re-issue or cancellation of the Company's own equity shares Property and Equipment Property and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Assets under construction represent leasehold improvements and machinery and equipment to be used in operations or research and development activities. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset: Laboratory and manufacturing equipment 2-8 years Furniture and fixtures 7 years Computer equipment and software 1-5 years Leasehold improvements 5-10 years, or the remaining term of the lease, if shorter Depreciation methods, useful lives and residual values are reviewed at each balance sheet date. Intangible Assets Intangible assets, which include purchased patents and licenses with finite useful lives, are carried at historical cost less accumulated amortization, if amortization has commenced. Intangible assets with finite lives are amortized from the time they are available for their intended use. Amortization is calculated using the straight-line method to allocate the costs of patents and licenses over their estimated useful lives. Research and development intangible assets, which are still under development and have accordingly not yet obtained marketing approval, are presented as In-Process Research and Development (IPR&D). IPR&D is not amortized since it is not yet available for its intended use, but it is evaluated for potential impairment on an annual basis or more frequently when facts and circumstances warrant. Impairment Impairment of Non-Financial Assets The Group reviews the carrying amounts of its property and equipment and intangible assets at each reporting date to determine whether there are indicators of impairment. If any such indicators of impairment exist, then an asset’s recoverable amount is estimated. The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use. The Company’s IPR&D intangible assets are not yet available for their intended use. As such, they are tested for impairment at least annually. An impairment loss is recognized when an asset’s carrying amount exceeds its recoverable amount. For the purposes of impairment testing, assets are grouped at the lowest levels for which there are largely independent cash flows. If a non- financial asset instrument is impaired, an impairment loss is recognized in the Consolidated Statements of Comprehensive Income/(Loss). Investments in associates are considered impaired if, and only if, objective evidence indicates that one or more events, which occurred after the initial recognition, have had an impact on the future cash flows from the net investment and that impact can be reliably estimated. If an impairment exists the Company measures an impairment by comparing the carrying value of the net investment in the associate to its recoverable amount and recording any excess as an impairment loss. See Note 6 for impairment recorded in respect of an investment in associate during the year ended December 31, 2022. 1. Accounting policies — continued Notes to the Consolidated Financial Statements — continued

124 PureTech Health plc Annual report and accounts 2022 Fi na nc ia l s ta te m en ts Employee Benefits Short-Term Employee Benefits Short-term employee benefit obligations are measured on an undiscounted basis and expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation due to past service provided by the employee, and the obligation can be estimated reliably. Defined Contribution Plans A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Share-based Payments Share-based payment arrangements, in which the Group receives goods or services as consideration for its own equity instruments, are accounted for as equity-settled share-based payment transactions (except certain restricted stock units – see below) in accordance with IFRS 2, regardless of how the equity instruments are obtained by the Group. The grant date fair value of employee share-based payment awards is recognized as an expense with a corresponding increase in equity over the requisite service period related to the awards. The amount recognized as an expense is adjusted to reflect the actual number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with market conditions, the grant date fair value is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes. Certain restricted stock units are treated as liability settled awards starting in 2021. Such awards are remeasured at every reporting date until settlement date and are recognized as compensation expense over the requisite service period. Differences in remeasurement are recognized in profit and loss. The cumulative cost that will ultimately be recognized in respect of these awards will equal to the amount at settlement. The fair value of the awards is measured using option pricing models and other appropriate models, which take into account the terms and conditions of the awards granted. See further details in Note 8. Development Costs Expenditures on research activities are recognized as incurred in the Consolidated Statements of Comprehensive Income/ (Loss). In accordance with IAS 38 development costs are capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, the Group can demonstrate its ability to use or sell the intangible asset, the Group intends to and has sufficient resources to complete development and to use or sell the asset, and it is able to measure reliably the expenditure attributable to the intangible asset during its development. The point at which technical feasibility is determined to have been reached is, generally, when regulatory approval has been received where applicable. Management determines that commercial viability has been reached when a clear market and pricing point have been identified, which may coincide with achieving meaningful recurring sales. Otherwise, the development expenditure is recognized as incurred in the Consolidated Statements of Comprehensive Income/(Loss). As of balance sheet date the Group has not capitalized any development costs. Provisions A provision is recognized in the Consolidated Statements of Financial Position when the Group has a present legal or constructive obligation due to a past event that can be reliably measured, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects risks specific to the liability. 1. Accounting policies — continued Notes to the Consolidated Financial Statements — continued

PureTech Health plc Annual report and accounts 2022 125 Fi na nc ia l s ta te m en ts Leases The Group leases real estate (and some minor equipment) for use in operations. These leases generally have lease terms of 1 to 10 years. The Group includes options that are reasonably certain to be exercised as part of the determination of the lease term. The group determines if an arrangement is a lease at inception of the contract in accordance with guidance detailed in IFRS 16. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of the lease payments over the lease term. As most of the Group's leases do not provide an implicit rate, The Group used its estimated incremental borrowing rate, based on information available at commencement date, in determining the present value of future payments. The Group’s leases are virtually all leases of real estate. The Group has elected to account for lease payments as an expense on a straight-line basis over the life of the lease for: • Leases with a term of 12 months or less and containing no purchase options; and • Leases where the underlying asset has a value of less than $5,000. The right-of-use asset is depreciated on a straight-line basis and the lease liability gives rise to an interest charge. Further information regarding the subleases, right of use asset and lease liability can be found in Note 21. Finance Income and Finance Costs Finance income is comprised of income on funds invested in U.S. treasuries, income on money market funds and income on a finance lease. Financing income is recognized as it is earned. Finance costs comprise mainly of loan, notes and lease liability interest expenses and the changes in the fair value of financial liabilities carried at FVTPL (such changes can consist of finance income when the fair value of such financial liabilities decreases). Taxation Tax on the profit or loss for the year comprises current and deferred income tax. In accordance with IAS 12, tax is recognized in the Consolidated Statements of Comprehensive Income/(Loss) except to the extent that it relates to items recognized directly in equity. Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is recognized due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets with respect to investments in associates are recognized only to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. 1. Accounting policies — continued Notes to the Consolidated Financial Statements — continued

126 PureTech Health plc Annual report and accounts 2022 Fi na nc ia l s ta te m en ts Fair Value Measurements The Group’s accounting policies require that certain financial assets and certain financial liabilities be measured at their fair value. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows: • Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. • Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). • Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. The carrying amount of cash and cash equivalents, accounts receivable, restricted cash, deposits, accounts payable, accrued expenses and other current liabilities in the Group’s Consolidated Statements of Financial Position approximates their fair value because of the short maturities of these instruments. Operating Segments Operating segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The CODM reviews discrete financial information for the operating segments in order to assess their performance and is responsible for making decisions about resources allocated to the segments. The CODM has been identified as the Group’s Directors. 2. New Standards and Interpretations Not Yet Adopted A number of new standards, interpretations, and amendments to existing standards are effective for annual periods commencing on or after January 1, 2023 and have not been applied in preparing the consolidated financial information. The Company’s assessment of the impact of these new standards and interpretations is set out below. Effective January 1, 2023, the definition of accounting estimates has been amended as an amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important because changes in accounting estimates are applied prospectively only to future transactions and future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. This amendment is not expected to have an impact on the Group's financial statements. Effective January 1, 2023, IAS 1 has been amended to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The Company does not expect this amendment will have a material impact on its financial statements. Effective January 1, 2023, IAS 12 is amended to narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognise a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendment is not expected to have an impact on the Group's financial statements as the Group has already recognized a deferred tax asset and deferred tax liability that arose on initial recognition of its leases (the Group does not have decommissioning provisions). None of the other new standards, interpretations, and amendments are applicable to the Company’s financial statements and therefore will not have an impact on the Company. Notes to the Consolidated Financial Statements — continued 1. Accounting policies — continued

Notes to the Consolidated Financial Statements — continued

3. Revenue

Revenue recorded in the Consolidated Statement of Comprehensive Income/(Loss) consists of the following:

For the years ended December 31,	2022 $000s	2021 $000s	2020 $000s
Contract revenue	**2,090**	9,979	8,341
Grant income	**13,528**	7,409	3,427
Total revenue	**15,618**	17,388	11,768

All amounts recorded in contract revenue were generated in the United States. For the years ended December 31, 2022, 2021 and 2020 contract revenue includes royalties received from an associate in the amount of $509 thousand, $231 thousand, and $54 thousand, respectively.

Primarily all of the Company's other contracts for the years ended December 31, 2022, 2021 and 2020 were determined to have a single performance obligation which consists of a combined deliverable of license to intellectual property and research and development services (not including the license acquired by Imbrium upon option exercise – see below). Therefore, for such contracts, revenue is recognized over time based on the input method which the Company believes is a faithful depiction of the transfer of goods and services. Progress is measured based on costs incurred to date as compared to total projected costs. Payments for such contracts are primarily made up front on a periodic basis.

During the year ended December 31, 2021, the company received a $6.5 million payment from Imbrium Therapeutics, Inc. following the exercise of the option to acquire an exclusive license for the Initial Product Candidate, as defined in the agreement. Since the license transferred was a functional license, revenue from the option exercise was recognized at a point in time upon transfer of the license, which occurred during the year ended December 31, 2021.

During the year ended December 31, 2020, the Company received a $2.0 million milestone payment from Karuna Therapeutics, Inc. following initiation of its KarXT Phase 3 clinical study pursuant to the Exclusive Patent License Agreement between PureTech and Karuna. This milestone was recognized as revenue during the year ended December 31, 2020.

Disaggregated Revenue

The Group disaggregates contract revenue in a manner that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Group disaggregates revenue based on contract revenue or grant revenue, and further disaggregates contract revenue based on the transfer of control of the underlying performance obligations.

Timing of contract revenue recognition For the years ended December 31,	2022 $000s	2021 $000s	2020 $000s
Transferred at a point in time – Licensing Income[1]	**527**	6,809	2,054
Transferred over time[2]	**1,563**	3,171	6,286
	2,090	9,979	8,341

1 2022 – Attributed to Non-Controlled Founded Entities segment ($19 thousand) and to Parent Company and Other ($509 thousand); 2021 – Attributed to the Internal segment ($6,500 thousand), Non-Controlled Founded Entities segment ($74 thousand), and to Parent Company and Other ($235 thousand); 2020 – Attributed to Parent Company and Other. See note 4, Segment information.

2 2022 – Attributed to Controlled Founded Entities segment ($1,500 thousand) and to Non-Controlled Founded Entities segment ($63 thousand); 2021 – Attributed to Internal segment ($1,629 thousand), Non-Controlled Founded Entities segment ($41 thousand), and to Controlled Founded Entities segment ($1,500 thousand). 2020 – Attributed to Internal segment ($5,297 thousand), Controlled Founded Entities segment ($896 thousand), and to Non-Controlled Founded Entities segment ($93 thousand). See Note 4, Segment Information.

Financial statements

PureTech Health plc Annual report and accounts 2022 **127**

Notes to the Consolidated Financial Statements — continued

3. Revenue — continued

Customers over 10% of revenue	2022 $000s	2021 $000s	2020 $000s
Customer A	—	—	1,518
Customer B	1,500	1,500	896
Customer C	—	—	2,043
Customer D	—	7,250	1,736
Customer E	—	—	2,000
Customer F	509	—	—
	2,009	8,750	8,193

Accounts receivables represent rights to consideration in exchange for products or services that have been transferred by the Group, when payment is unconditional and only the passage of time is required before payment is due. Accounts receivables do not bear interest and are recorded at the invoiced amount. Accounts receivable are included within Trade and other receivables on the Consolidated Statement of Financial Position.

Contract liabilities represent the Group's obligation to transfer products or services to a customer for which consideration has been received, or for which an amount of consideration is due from the customer. Contract liabilities are included within deferred revenue on the Consolidated Statement of Financial Position.

Contract Balances	2022 $000s	2021 $000s
Accounts receivable	606	704
Deferred revenue – short term	—	65

During the year ended December 31, 2022, $65 thousand of revenue was recognized from deferred revenue outstanding at December 31, 2021.

Remaining performance obligations represent the transaction price of unsatisfied or partially satisfied performance obligations within contracts with an original expected contract term that is greater than one year and for which fulfillment of the contract has started as of the end of the reporting period. The aggregate amount of transaction consideration allocated to remaining performance obligations as of December 31, 2022, was nil.

As of December 31, 2022 the deferred revenue balance related entirely to deferred grant income.

Financial statements

128 PureTech Health plc Annual report and accounts 2022

PureTech Health plc Annual report and accounts 2022 129 Fi na nc ia l s ta te m en ts 4. Segment Information Basis for Segmentation The Directors are the Group’s strategic decision-makers. The Group’s operating segments are reported based on the financial information provided to the Directors periodically for the purposes of allocating resources and assessing performance. The Group has determined that each entity is representative of a single operating segment as the Directors monitor the financial results at this level. When identifying the reportable segments the Group has determined that it is appropriate to aggregate multiple operating segments into a single reportable segment given the high level of operational and financial similarities across the entities. The Group has identified multiple reportable segments as presented below. There was no change to reportable segments in 2022, except for the transfer of Sonde Health, Inc. to the Non-Controlled Founded Entities segment due to the deconsolidation of Sonde Health, Inc (Sonde) on May 25, 2022. The Non-Controlled Founded Entities segment includes Sonde Health, Inc. which was deconsolidated on May 25, 2022. Segment results incorporate the operational results of Sonde Health, Inc. to the date of deconsolidation. Following the date of deconsolidation, the Company accounts for its investment in Sonde Health, Inc. at the parent level, and therefore the results associated with investment activity following the date of deconsolidation (including the Group's share in Sonde losses) is included in the Parent Company and Other section. The Company has revised in these financial statements the prior year financial information to conform to the presentation as of and for the year ending December 31, 2022 to include Sonde in the Non-Controlled Founded Entities segment. The change in segments reflects how the Company’s Board of Directors reviews the Group’s results, allocates resources and assesses performance of the Group at this time. Virtually all of the revenue and profit generating activities of the Group are generated within the United States and accordingly, no geographical disclosures are provided. Internal The Internal segment (the “Internal segment”), is advancing Wholly Owned Programs which are focused on treatments for patients with devastating diseases. The Internal segment is comprised of the technologies that are wholly owned and will be advanced through either PureTech Health funding or non-dilutive sources of financing in the near-term. The operational management of the Internal segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development. As of December 31, 2022, this segment included PureTech LYT, PureTech LYT- 100 and Alivio Therapeutics, Inc. Controlled Founded Entities The Controlled Founded Entity segment (the “Controlled Founded Entity segment”) is comprised of the Group’s subsidiaries that are currently consolidated operational subsidiaries that either have, or have plans to hire, independent management teams and currently have already raised third-party dilutive capital. These subsidiaries have active research and development programs and either have entered into or plan to seek an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the company. As of December 31, 2022, this segment included Entrega Inc., Follica Incorporated, and Vedanta Biosciences, Inc. Non-Controlled Founded Entities The Non-Controlled Founded Entities segment (the “Non-Controlled Founded Entities segment”) is comprised of the entities in respect of which PureTech Health no longer has control over the entity. Upon deconsolidation of an entity the segment disclosure is restated to reflect the change on a retrospective basis, as this constitutes a change in the composition of its reportable segments. The Non-Controlled Founded Entities segment includes Sonde Health Inc. which was deconsolidated on May 25, 2022. The Non-Controlled Founded Entities segment incorporates the operational results of the aforementioned entity to the date of deconsolidation. Following the date of deconsolidation, the Company accounts for its investment in each entity at the parent level, and therefore the results associated with investment activity (including the recognition of equity method income/ (losses)) following the date of deconsolidation is included in the Parent Company and Other section. Parent Company and Other Parent Company and Other includes activities that are not directly attributable to the operating segments, such as the activities of the Parent, corporate support functions and certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. Intercompany transactions between segments consist primarily of management fees charged from the Parent Company to the other segments. This section also captures the accounting for the Company’s holdings in entities for which control has been lost, which is inclusive of the following items: gain on deconsolidation, gain or loss on investments held at fair value, realized loss on sale of investments, the share of net income/ (loss) of associates accounted for using the equity method, gain on dilution of ownership interest in associate, impairment of investment in associate. As of December 31, 2022, this segment included PureTech Health plc, PureTech Health LLC, PureTech Management, Inc., PureTech Securities Corp. and PureTech Securities II Corp., as well as certain other dormant, inactive and shell entities. Notes to the Consolidated Financial Statements — continued

Notes to the Consolidated Financial Statements — continued

4. **Segment Information** — continued

Information About Reportable Segments:

	2022				
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Consolidated Statements of Comprehensive Income/(Loss)					
Contract revenue	—	1,500	81	509	2,090
Grant revenue	2,826	10,702	—	—	13,528
Total revenue	2,826	12,202	81	509	15,618
General and administrative expenses	(8,301)	(16,462)	(1,296)	(34,933)	(60,991)
Research and development expenses	(116,054)	(34,668)	(826)	(885)	(152,433)
Total operating expense	(124,355)	(51,130)	(2,122)	(35,817)	(213,425)
Other income/(expense):					
Gain on deconsolidation of subsidiary	—	—	—	27,251	27,251
Gain/(loss) on investment held at fair value	—	—	—	(32,060)	(32,060)
Realized loss on sale of investments	—	—	—	(29,303)	(29,303)
Other income/(expense)	(204)	(3)	—	8,338	8,131
Total other income/(expense)	(204)	(3)	—	(25,775)	(25,981)
Net finance income/(costs)	615	138,006	(3,045)	3,348	138,924
Share of net income/(loss) of associates accounted for using the equity method	—	—	—	(27,749)	(27,749)
Gain on dilution of ownership interest in associate	—	—	—	28,220	28,220
Impairment of investment in associate	—	—	—	(8,390)	(8,390)
Income/(loss) before taxes	(121,118)	99,075	(5,085)	(65,655)	(92,783)
Income/(loss) before taxes pre IFRS 9 fair value accounting, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(114,255)	(32,468)	(2,079)	(57,452)	(206,254)
Finance income/(costs) – IFRS 9 fair value accounting	—	140,056	(2,993)	—	137,063
Share-based payment expense	(5,136)	(4,703)	(8)	(4,852)	(14,699)
Depreciation of tangible assets	(1,727)	(2,526)	(4)	(1,588)	(5,845)
Amortization of ROU assets	—	(1,283)	—	(1,764)	(3,047)
Amortization of intangible assets	—	—	(1)	—	(1)
Taxation	—	—	—	55,719	55,719
Income/(loss) for the year	(121,118)	99,075	(5,085)	(9,936)	(37,065)
Other comprehensive income/(loss)	—	—	—	(379)	(379)
Total comprehensive income/(loss) for the year	(121,118)	99,075	(5,085)	(10,316)	(37,444)
Total comprehensive income/(loss) attributable to:					
Owners of the Company	(121,118)	85,471	(4,755)	(10,331)	(50,733)
Non-controlling interests	—	13,604	(330)	15	13,290
	December 31, 2022 $000s				
Consolidated Statements of Financial Position:					
Total assets	51,599	35,341	—	615,707	702,647
Total liabilities[1]	271,186	76,635	—	(192,763)	155,057
Net assets/(liabilities)	(219,587)	(41,294)	—	808,470	547,589

1 Parent Company and Other Includes eliminations of intercompany liabilities between the Parent Company and the reportable segments in the amount of $255.5 million.

130 PureTech Health plc Annual report and accounts 2022

Financial statements

Notes to the Consolidated Financial Statements — continued

4. Segment Information — continued

	2021				
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Consolidated Statements of Comprehensive Income/(Loss)					
Contract revenue	8,129	1,500	115	235	9,979
Grant revenue	1,253	6,156	—	—	7,409
Total revenue	9,382	7,656	115	235	17,388
General and administrative expenses	(8,673)	(17,504)	(3,225)	(27,797)	(57,199)
Research and development expenses	(65,444)	(40,667)	(3,116)	(1,244)	(110,471)
Total Operating expenses	(74,118)	(58,171)	(6,341)	(29,041)	(167,671)
Other income/(expense):					
Gain/(loss) on investment held at fair value	—	—	—	179,316	179,316
Realized loss on sale of investments	—	—	—	(20,925)	(20,925)
Other income/(expense)	—	70	—	1,523	1,593
Total other income/(expense)	(1)	70	—	159,914	159,983
Net finance income/(costs)	(16)	7,528	(784)	(1,679)	5,050
Share of net income/(loss) of associate accounted for using the equity method	—	—	—	(73,703)	(73,703)
Income/(loss) before taxes	(64,753)	(42,917)	(7,010)	55,727	(58,953)
(Loss)/income before taxes pre IFRS 9 fair value accounting, finance costs – subsidiary preferred shares, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(60,368)	(44,335)	(6,248)	63,628	(47,323)
Finance income/(costs) – IFRS 9 fair value accounting	—	10,322	(716)	—	9,606
Share-based payment expense	(3,066)	(6,224)	(32)	(4,628)	(13,950)
Depreciation of tangible assets	(1,319)	(1,506)	(12)	(1,510)	(4,347)
Amortization of ROU assets	—	(1,174)	—	(1,764)	(2,938)
Amortization of intangible assets	—	—	(2)	—	(2)
Taxation	—	—	—	(3,756)	(3,756)
Income/(loss) for the year	(64,753)	(42,917)	(7,010)	51,971	(62,709)
Other comprehensive income/(loss)	—	—	—	—	—
Total comprehensive income/(loss) for the year	(64,753)	(42,917)	(7,010)	51,971	(62,709)
Total comprehensive income/(loss) attributable to:					
Owners of the Company	(64,657)	(41,283)	(6,574)	51,956	(60,558)
Non-controlling interests	(96)	(1,634)	(436)	15	(2,151)
	December 31, 2021 $000s				
Consolidated Statements of Financial Position:					
Total assets	125,726	64,508	1,765	754,007	946,006
Total liabilities[1]	228,789	209,212	19,645	(95,787)	361,859
Net (liabilities)/assets	(103,063)	(144,704)	(17,880)	849,794	584,147

1 Parent Company and Other Includes eliminations of intercompany liabilities between the Parent Company and the reportable segments in the amount of $233.3 million.

The proportion of net assets shown above that is attributable to non-controlling interest is disclosed in Note 18.

Financial statements

PureTech Health plc Annual report and accounts 2022 131

Notes to the Consolidated Financial Statements — continued

4. Segment Information — continued

	2020				
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Consolidated Statements of Comprehensive Loss					
Contract revenue	5,297	896	93	2,054	8,341
Grant revenue	1,563	1,864	—	—	3,427
Total revenue	6,860	2,760	93	2,054	11,768
General and administrative expenses	(3,482)	(10,752)	(2,939)	(32,267)	(49,440)
Research and development expenses	(45,346)	(33,152)	(3,128)	(234)	(81,859)
Total operating expense	(48,828)	(43,904)	(6,067)	(32,500)	(131,299)
Other income/(expense):					
Gain/(loss) on investment held at fair value	—	—	—	232,674	232,674
Realized loss on sale of investments	—	—	—	(54,976)	(54,976)
Gain/(loss) on disposal of assets	(15)	(15)	—	—	(30)
Other income/(expense)	—	100	—	965	1,065
Other income/(expense)	(15)	85	—	178,662	178,732
Net finance income/(costs)	19	(4,352)	(852)	(930)	(6,115)
Share of net income/(loss) of associate accounted for using the equity method	—	—	—	(34,117)	(34,117)
Income/(loss) before taxes	(41,964)	(45,410)	(6,826)	113,170	18,969
(Loss)/income before taxes pre IAS 39 fair value accounting, finance costs – subsidiary preferred shares, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(38,349)	(36,736)	(5,866)	121,644	40,694
Finance income/(costs) – IFRS 9 fair value accounting	—	(3,492)	(859)	—	(4,351)
Share-based payment expense	(2,762)	(2,469)	(83)	(5,405)	(10,718)
Depreciation of tangible assets	(854)	(1,528)	(17)	(1,547)	(3,945)
Amortization of ROU assets	—	(1,186)	—	(1,523)	(2,709)
Amortization of intangible assets	—	—	(1)	—	(1)
Taxation	—	(1)	—	(14,400)	(14,401)
Income/(loss) for the year	(41,964)	(45,411)	(6,826)	98,769	4,568
Other comprehensive income/(loss)	—	—	—	469	469
Total comprehensive income/(loss) for the year	(41,964)	(45,411)	(6,826)	99,238	5,037
Total comprehensive income/(loss) attributable to:					
Owners of the Company	(41,773)	(44,506)	(6,519)	99,253	6,454
Non-controlling interests	(191)	(905)	(306)	(15)	(1,417)

Financial statements

132 PureTech Health plc Annual report and accounts 2022

PureTech Health plc Annual report and accounts 2022 133 Fi na nc ia l s ta te m en ts 5. Investments held at fair value Investments held at fair value include both unlisted and listed securities held by PureTech. These investments, which include interests in Akili, Vor, Karuna, Gelesis (preferred shares until exchanged for common stock, accounted for under the equity method, and Earn-out shares following exchange), Sonde and other insignificant investments, are initially measured at fair value and are subsequently re-measured at fair value at each reporting date with changes in the fair value recorded through profit and loss. Interests in these investments were accounted for as shown below: Investments held at fair value $000's Balance as of January 1, 2021 553,167 Sale of Karuna shares (218,125) Loss realised on sale of investments (20,925) Cash purchase of Vor preferred shares 500 Gain – change in fair value through profit and loss 179,271 Balance as of December 31, 2021 and January 1, 2022 before allocation of share in associate loss to long-term interest* 493,888 Investment in Sonde Preferred shares – Sonde deconsolidation 11,168 Sale of Karuna and Vor shares (118,710) Loss realised on sale of investments as a result of written call option (29,303) Cash Investment (Akili) 5,000 Gelesis Earn out shares received in SPAC exchange 14,214 Exchange of Gelesis preferred shares to Gelesis common shares (92,303) Loss – change in fair value through profit and loss (32,060) Balance as of December 31, 2022  251,892 * Share in associate losses allocated to long-term interest amounted to $96.7 million as of December 31, 2021 and January 1, 2022 Vor Vor was deconsolidated in February 2019. As PureTech did not hold common shares in Vor upon deconsolidation and the preferred shares it held did not have equity-like features, PureTech had no basis to account for its investment in Vor under IAS 28. The preferred shares held by PureTech fell under the guidance of IFRS 9 and were treated as a financial asset held at fair value with changes in fair value recorded in the Consolidated Statement of Comprehensive Income/(Loss). 2020 On February 12, 2020, PureTech participated in the second closing of Vor’s Series A-2 Preferred Share financing. For consideration of $0.7 million, PureTech received 1,625,000 A-2 shares. On June 30, 2020, PureTech participated in the first closing of Vor’s Series B Preferred Share financing. For consideration of $0.5 million, PureTech received 961,538 shares. Upon the conclusion of such Vor financings PureTech no longer had significant influence over Vor. 2021 On January 8, 2021, PureTech participated in the second closing of Vor’s Series B Preferred Share financing. For consideration of $0.5 million, PureTech received an additional 961,538 B Preferred shares. On February 9, 2021, Vor closed its initial public offering (IPO) of 9,828,017 shares of its common stock at a price to the public of $18.00 per share. Subsequent to the closing, PureTech held 3,207,200 shares of Vor common stock, representing 8.6 percent of Vor common stock. Following its IPO, the valuation of Vor common stock is based on level 1 inputs in the fair value hierarchy. See Note 16. 2022 In August and December 2022, PureTech sold an aggregate of 535,400 shares of Vor common shares for aggregate proceeds of $3.3 million. During the years ended December 31, 2022, 2021 and 2020, the Company recognized a loss of $16.2 million, a gain of $3.9 million, and a gain of $19.1 million, respectively for the changes in the fair value of the investment that were recorded in the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 16 for information regarding the valuation of these instruments. Notes to the Consolidated Financial Statements — continued

134 PureTech Health plc Annual report and accounts 2022 Fi na nc ia l s ta te m en ts Gelesis Gelesis was deconsolidated in July 2019. The common stock held in Gelesis is accounted for under the equity method, while the preferred shares and warrants held by PureTech fell under the guidance of IFRS 9 and were treated as financial assets held at fair value, where changes to the fair value of the preferred shares and warrant were recorded through the Consolidated Statement of Income/(Loss). Please refer to Note 6 for information regarding the Company's investment in Gelesis as an associate. 2020 On April 1, 2020, PureTech participated in the 2nd closing of Gelesis’s Series 3 Growth Preferred Share financing. For consideration of $10.0 million, PureTech received 579,038 Series 3 Growth shares. 2020 and 2021 During the years ended December 31, 2021 and 2020, due to the equity method based investment in Gelesis being reduced to zero, the Group allocated a portion of its share in the net loss in Gelesis in the years ended December 31, 2021 and 2020, totaling $73.7 million, and $23.0 million, respectively, to its preferred share and warrant investments in Gelesis, which were considered to be long-term interests in Gelesis. 2022 On January 13, 2022, Gelesis completed its business combination with Capstar Special Purpose Acquisition Corp ("Capstar"). As part of the business combination, all shares in Gelesis, common and preferred, including the shares held by PureTech, were exchanged for common shares of the merged entity and unvested common shares that will vest upon the stock price of the new combined entity reaching certain target prices (hereinafter "Earn-out shares"). In addition, PureTech invested $15.0 million in the class A common shares of Capstar as part of the Private Investment in Public Equity ("PIPE") transaction that took place immediately prior to the closing of the business combination and an additional approximately $5.0 million, as part of the Backstop agreement signed with Capstar on December 30, 2021 (See Note 6). Pursuant to the business combination, Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York Stock Exchange under the ticker symbol "GLS" on January 14, 2022. The exchange of the preferred stock (including warrants) for common stock (including common stock warrants) represents an additional investment in Gelesis equity investment. The Group recorded the changes in fair value of the preferred stock (including warrant) through the date of the exchange upon which the preferred stock were derecognized and recorded as an additional investment in Gelesis equity interest – See Note 6 for the net gain on the dilution of the equity interest in Gelesis, resulting from the exchange of all preferred stock in Gelesis to common stock of Gelesis Holdings Inc, the PIPE transaction and the closing of the merger. All equity method losses allocated in prior periods against the investment in Gelesis held at fair value are now included within the equity method investment in Gelesis and were offset against the gain on dilution of interest – see Note 6. As part of the aforementioned exchange PureTech received 4,526,622 Earn-out shares, which were valued on the date of the exchange at $14.2 million. The Group accounts for such Earn-out shares under IFRS 9 as investments held at fair value with changes in fair value recorded through profit and loss. During the years ended December 31, 2022, 2021 and 2020, the Company recognized a loss of $4.4 million, a gain of $34.6 million, and a gain of $7.1 million, respectively related to the change in the fair value of the preferred shares and warrants that was recorded in the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). In addition, the Company recognized a loss of $14.1 million during the year ended December 31, 2022 in respect of the Earn- out shares, for the change in the fair value related to such investment during the period. As of December 31, 2022 the value of such earn-out shares amounted to $0.1 million. Karuna Karuna was deconsolidated in March 2019. During 2019 Karuna completed its IPO and PureTech lost its significant influence in Karuna. The shares held in Karuna are accounted for as an investment held at fair value. 2020 On January 22, 2020, PureTech sold 2,100,000 shares of Karuna common shares for aggregate proceeds of $200.9 million. On May 26, 2020, PureTech sold an additional 555,500 Karuna common shares for aggregate proceeds of $45.0 million. On August 26, 2020, PureTech sold 1,333,333 common shares of Karuna for aggregate proceeds of $101.6 million. As a result of the sales, Puretech recorded a loss of $54.8 million attributable to blockage discount included in the sales price, to the line item Loss Realized on Sale of Investment within the Consolidated Statement of Comprehensive Income/(Loss). See below for gain recorded in respect of the change in fair value of the Karuna investment. 2021 On February 9, 2021, the Group sold 1,000,000 common shares of Karuna for $118.0 million. Following the sale the Group held 2,406,564 common shares of Karuna, which represented 8.2 percent of Karuna common stock at the time of sale. On November 9, 2021, the group sold an additional 750,000 common shares of Karuna for $100.1 million. Following the sale the group holds 1,656,564 common shares of Karuna, which represented 5.6 percent at time of sale. As a result of the aforementioned sales, the Company recorded a loss of $20.9 million, attributable to blockage discount included in the sales price, to the line item Loss Realised on Sale of Investment within the Consolidated Statement of Comprehensive Income/ (Loss). See below for gain recorded in respect of the change in fair value of the Karuna investment. 5. Investments held at fair value — continued Notes to the Consolidated Financial Statements — continued

PureTech Health plc Annual report and accounts 2022 135 Fi na nc ia l s ta te m en ts 2022 On August 8, 2022, the Company sold 125,000 shares of Karuna common stock. In addition, the Company wrote a series of call options entitling the holders thereof to purchase up to 477,100 Karuna common stock at a set price, which were exercised in full in August and September 2022. Aggregate proceeds to the Company from all aforementioned transactions amounted to $115.5 million, net of transaction fees. As a result of the aforementioned sales, the Company recorded a loss of $29.3 million, attributable to the exercise of the aforementioned call options, to the line item Realized Loss on Sale of Investment within the Consolidated Statement of Comprehensive Income/ (Loss).See below for gain recorded in respect of the change in fair value of the Karuna investment. During the years ended December 31, 2022, 2021, and 2020 the Company recognized gains of $135.0 million, $110.0 million and $191.2 million, respectively for the changes in the fair value of the Karuna investment that were recorded in the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). As of December 31, 2022, PureTech continued to hold Karuna common shares or 3.1 percent of total outstanding Karuna common shares. Please refer to Note 16 for information regarding the valuation of these instruments. Akili Akili was deconsolidated in 2018. As PureTech did not hold common shares in Akili and the preferred shares it held did not have equity-like features, PureTech had no basis to account for its investment in Akili under IAS 28. The preferred shares held by PureTech Health fell under the guidance of IFRS 9 and were treated as a financial asset held at fair value and all movements to the value of the preferred shares were recorded through the Consolidated Statements of Comprehensive Income/(Loss), in accordance with IFRS 9. 2021 On May 25, 2021, Akili completed its Series D financing for gross proceeds of $110.0 million in which Akili issued 13,053,508 Series D preferred shares. The Group did not participate in this round of financing and as a result, the Group's interest in Akili was reduced from 41.9 percent to 27.5 percent. 2022 On January 26, 2022, Akili Interactive and Social Capital Suvretta Holdings Corp. I, a special purpose acquisition company, announced they had entered into a definitive business combination agreement. The transaction closed on August 19, 2022 and the combined company's securities began trading on August 22, 2022 on the Nasdaq Stock Market under the ticker symbol "AKLI". As part of this transaction the Akili Interactive shares held by the Company were exchanged for the common stock of the combined company's securities as well as unvested common stock ("Akili Earnout Shares") that will vest when the share price exceeds certain thresholds. In addition, as part of a PIPE transaction that took place concurrently with the closing of the transaction, the Company purchased 500,000 shares in consideration for $5.0 million. Following the closing of the aforementioned transactions, the Company holds 12,527,477 shares of the combined entity (excluding the Akili Earnout Shares), which represents 14.7 percent of its outstanding common stock. The Company also holds 1,433,914 Akili Earn-out Shares, which fair value amounted to $1.0 million as of December 31, 2022. During the years ended December 31, 2022, 2021 and 2020, the Company recognized a loss of $131.4 million, a gain of $32.2 million, and a gain of $14.4 million, respectively for the changes in the fair value of the investment in Akili that was recorded on the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 16 for information regarding the valuation of these instruments. resTORbio On April 30, 2020, PureTech sold its remaining 2,119,696 resTORbio common shares, for aggregate proceeds of $3.0 million. As a result of the sale, the Company recorded a loss of $0.2 million attributable to blockage discount included in the sales price, to the line item Loss realized on sale of investments within the Consolidated Statement of Comprehensive Income/(Loss). Additionally, during the year ended December 31, 2020, the Company recognized a gain of $0.1 million that was recorded on the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). Sonde – Investment and gain on deconsolidation On May 25, 2022, Sonde completed a Series B Preferred Share financing. As part of the financing a new investor invested $3.5 million in cash in exchange for 1,125,401 shares and all convertible notes, including the convertible notes held by PureTech, converted into Preferred B shares at the price per share paid by the investor minus a 20% discount. As a result of the aforementioned financing, the Group's voting interest was reduced below 50% and the Group no longer controls Sonde's Board of Directors, which is the governance body that has the power to direct the relevant activities of Sonde. Consequently, the Group concluded it lost control over Sonde and as such it should cease to consolidate Sonde on the date the round of financing was completed. Therefore, the results of operations of Sonde are included in the consolidated financial statements through the date of deconsolidation. Notes to the Consolidated Financial Statements — continued 5. Investments held at fair value — continued

136 PureTech Health plc Annual report and accounts 2022 Fi na nc ia l s ta te m en ts Following deconsolidation, the Group still has significant influence in Sonde through its voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares, in substance, have the same terms as common stock and as such provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. The Preferred A-2 and B shares, however, do not provide their shareholders with access to returns associated with a residual equity interest and as such are accounted for under IFRS 9, as investments held at fair value with changes in fair value recorded in profit and loss. Upon deconsolidation, the Group derecognized its assets and liabilities and non controlling interest in respect of Sonde and recorded its aforementioned investments in Sonde at fair value. The deconsolidation resulted in a gain of $27.3 million. As of the date of deconsolidation, the investment in Sonde preferred shares held at fair value amounted to $11.2 million. During the year ended December 31, 2022, the Company recognized a gain of $0.2 million for the changes in the fair value of the investment in Sonde that was recorded on the line item Gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 16 for information regarding the valuation of these instruments. 6. Investments in Associates Gelesis Gelesis was founded by PureTech and raised funding through preferred shares financings as well as issuances of warrants and loans. As of July 1, 2019, Gelesis was deconsolidated from the Group’s financial statements. While the Group no longer controls Gelesis, it was concluded that PureTech still has significant influence over Gelesis and as such Gelesis is accounted for as an associate under IAS 28 in the consolidated financial statements. Upon the date of deconsolidation, PureTech held preferred shares and common shares of Gelesis and warrants issued by Gelesis to PureTech. PureTech’s investment in common shares of Gelesis is subject to equity method accounting. See table below for the Group's share in the profits and losses of Gelesis for the periods presented. The preferred shares and warrants held by PureTech fell under the guidance of IFRS 9 and were treated as financial assets held at fair value, where changes to the fair value of the preferred shares and warrants were recorded through the Consolidated Statement of Comprehensive Income/(Loss). See Note 5 above. Years ended December 31, 2020 and 2021 During the years ended December 31, 2021 and 2020, the Group recorded its share in the losses of Gelesis. In 2020 the Group's investment in associates accounted for under the equity method was reduced to zero. Since the Group had investments in Gelesis warrants and preferred shares that were deemed to be Long-term interests, the Company continued recognizing its share in Gelesis losses while applying such losses to its preferred share and warrant investment in Gelesis accounted for as an investment held at fair value. In 2021, the total investment in Gelesis, including the Long-term interests, was reduced to zero. Since the Group did not incur legal or constructive obligations or made payments on behalf of Gelesis, the Group discontinued recognizing equity method losses in 2021. As of December 31, 2021, unrecognized equity method losses amounted to $38.1 million, which included $0.7 million of unrecognized other comprehensive loss. During 2021, due to exercise of stock options into common shares in Gelesis the Group's equity interest in Gelesis was reduced from 47.9 percent at December 31, 2020 to 42.0 percent as of December 31, 2021. The gain resulting from the issuance of shares to third parties and the resulting reduction in the Group's share in the accumulated deficit of Gelesis under the equity method was fully offset by the unrecognized equity method losses. Backstop agreement – 2022 and 2021 On December 30, 2021, PureTech signed a Backstop agreement with Capstar according to which PureTech had committed to acquire Capstar class A common shares immediately prior to the closing of the business combination between Gelesis and Capstar, in case subsequent to the redemptions of Capstar shares being completed, the Available Funds, as defined in the agreement, were less than$15.0 million. PureTech had committed to acquire two thirds of the necessary shares at $10 per share so that the Available Funds increase to $15.0 million. According to the Backstop agreement, in case PureTech were required to acquire any shares under the agreement, PureTech would receive an additional 1,322,500 class A common shares of Capstar (immediately prior to the closing of the business combination) at no additional consideration. The Company determined that such agreement meets the definition of a derivative under IFRS 9 and as such should be recorded at fair value with changes in fair value recorded through profit and loss. The derivative was initially recorded at fair value adjusted to defer the day 1 gain equal to the difference between the fair value of $11.2 million and transaction price of zero on the effective date and as such was initially recorded at zero. The deferred gain was amortized to Other income (expense) in the Consolidated Statement of Income (loss) over the period from the effective date until settlement date, January 13, 2022. During the years ended December 31, 2022 and 2021, the Group recognized income of $10.4 million and $0.8 million, respectively for the amortization of the deferred gain. During the year ended December 31, 2022 the Group recognized a loss of $2.8 million in respect of the decrease in the fair value of the derivative until date of settlement, resulting in a net gain of $7.6 million recorded during the year ended December 31, 2022 in respect of the Backstop agreement. The gain was recorded in the line item Other Income/(expense) in the Consolidated Statements of Comprehensive Income/(Loss). Notes to the Consolidated Financial Statements — continued 5. Investments held at fair value — continued

PureTech Health plc Annual report and accounts 2022 137 Fi na nc ia l s ta te m en ts The fair value of the derivative on the date of settlement in the amount of $8.4 million represents an additional investment in Gelesis as part of the SPAC transaction described below. On January 13, 2022, as part of the conclusion of the aforementioned Backstop agreement, the Group acquired 496,145 class A common shares of Capstar for $5.0 million and received an additional 1,322,500 common A shares of Capstar for no additional consideration. 2022 Share exchange – Capstar On January 13, 2022, Gelesis completed its business combination with Capstar Special Purpose Acquisition Corp ("Capstar"). As part of the business combination, all shares in Gelesis, common and preferred, including the shares held by PureTech, were exchanged for common shares of the merged entity and unvested common shares that will vest upon the stock price of the new combined entity reaching certain target prices (hereinafter "Earn-out shares"). In addition, PureTech invested $15.0 million in the class A common shares of Capstar as part of the PIPE transaction that took place immediately prior to the closing of the business combination and an additional $5.0 million, as part of the Backstop agreement described above. Pursuant to the business combination, Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York Stock Exchange under the ticker symbol "GLS" on January 14, 2022. Following the closing of the business combination, the PIPE transaction, the settlement of the aforementioned Backstop agreement with Capstar, and the exchange of all preferred shares in Gelesis to common shares in the new combined entity, PureTech holds 16,727,582 common shares of Gelesis Holdings Inc., which was equal to approximately 23.2% of Gelesis Holdings Inc's outstanding common shares at the time of the exchange. Due to PureTech's significant equity holding and voting interest in Gelesis, PureTech continues to maintain significant influence in Gelesis and as such continues to account for its Gelesis equity investment under the equity method. Gelesis was deemed to be the acquirer in Gelesis Holdings Inc. and the financial assets and financial liabilities in Capstar were deemed to be acquired by Gelesis in consideration for the shares held by Capstar legacy shareholders. As such, the Group did not revalue the retained investment in Gelesis but rather treated the exchange as a dilution of its equity interest in Gelesis from 42.0 percent as of December 31, 2021 to 22.8 percent as of January 13, 2022 (including warrants that provide its holders access to returns associated with equity holders). After considering the aforementioned additional investments, the exchange of the preferred stock, previously accounted for as an investment held at fair value, to common stock (and representing an additional equity investment in Gelesis – See Note 5), the Earn-out shares received in Gelesis (see Note 5) and the offset of previously unrecognized equity method losses, the net gain recorded on the dilution of interest amounted to $28.3 million. Impairment Following Gelesis’s decline in its market price in 2022 and its lack of liquidity, the Group recorded an impairment loss of $8.4 million as of December 31, 2022 in respect of its investment in Gelesis. The recoverable amount of the investment in Gelesis was $4.9 million as of December 31, 2022, which was determined based on fair value less costs to sell (costs to sell were estimated to be insignificant). Fair value was determined based on level 1 of the fair value hierarchy as Gelesis shares were traded on an active market as of December 31, 2022. The impairment loss was presented separately in the Consolidated Statement of Comprehensive Income/ (loss) for the year ended December 31, 2022 in the line item Impairment of investment in associate. Sonde On May 25, 2022, Sonde completed a Series B Preferred Share financing. As a result of the aforementioned financing, the Group's voting interest was reduced below 50% and the Group lost its control over Sonde and as such ceased to consolidate Sonde on the date the round of financing was completed. See Note 5 above for further details. Following deconsolidation, the Group has significant influence in Sonde through its voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group's voting interest at date of deconsolidation and as of December 31, 2022 was 48.2% and 40.17%, respectively. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares, in substance, have the same terms as common stock and as such provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. The Preferred A-2 and B shares, however, do not provide their shareholders with access to returns associated with a residual equity interest and as such are accounted for under IFRS 9, as investments held at fair value. See Note 5. The fair value of the Preferred A-1 shares on the date of deconsolidation amounted to $7.7 million, which is the initial value of the equity method investment in Sonde. When applying the equity method, the Group records its share of the losses in Sonde based on its equity interest in Sonde. Since only the common shares and Preferred A-1 shares in Sonde represent a residual equity interest and PureTech is the sole holder of the Preferred A-1 shares, the Group's share in Sonde's equity is 93.6%. During the year ended December 31, 2022 the Company recorded $3.4 million of equity method losses in respect of Sonde. 6. Investments in Associates — continued Notes to the Consolidated Financial Statements — continued

Notes to the Consolidated Financial Statements — continued

6. **Investments in Associates** — continued

The following table summarizes the activity related to the investment in associates balance for the years ended December 31, 2022 and 2021.

Investment in Associates	$000's
As of January 1, 2021	—
Share of net loss in Gelesis – limited to net investment amount	(73,703)
Share of losses recorded against Long Term Interests (LTIs)	73,703
As of December 31, 2021 and January 1, 2022	—
Cash investment in associate	19,961
Additional investment as a result of backstop settlement (see above)	8,424
Gain on dilution of interest in associate*	13,793
Investment in Sonde – deconsolidation	7,680
Share in net loss of associates	(27,749)
Reversal of equity method losses recorded against LTIs (due to decrease in LTI fair value)	(4,406)
Share in other comprehensive loss of associates	(166)
Impairment	(8,390)
As of December 31, 2022	9,147

* Gain on dilution of interest was further increased due to the receipt of Gelesis earn out shares accounted for as investments held at fair value (see above).

Summarized financial information

The following table summarizes the financial information of Gelesis as included in its own financial statements, adjusted for fair value adjustments at deconsolidation and differences in accounting policies. The table also reconciles the summarized financial information to the carrying amount of the Company's interest in Gelesis.

As of and for the year ended December 31,	2022 $000s	2021 $000s	
Percentage ownership interest	**22.5%**	42.0%	
Non-current assets	**333,040**	357,508	
Current assets	**23,495**	66,092	
Non-current liabilities	**(99,053)**	(120,786)	
Current liabilities	**(80,010)**	(537,432)	
Non controlling interests and options issued to third parties	**(46,204)**	(14,216)	
Net assets (deficit) attributable to shareholders of Gelesis Inc.	**131,268**	(248,834)	
Group's share of net assets (net deficit)	**29,504**	(104,527)	
Goodwill	**3,858**	7,211	
Impairment	**(28,452)**	(37,495)	
Equity method losses recorded against Long-term Interests	—	96,709	
Unrecognized equity method losses*	—	38,101	
Investment in associate	**4,910**	—	
	2022 $000s	2021 $000s	2020 $000s
Revenue	**25,767**	11,185	21,442
Loss from continuing operations (100%)	**(111,567)**	(271,430)	(71,157)
Total comprehensive loss (100%)	**(112,285)**	(273,005)	(70,178)
Group's share in net losses – limited to net investment amount**	**(24,306)**	(73,703)	(34,117)
Group's share of total comprehensive loss – limited to net investment amount	**(24,472)**	(73,703)	(33,648)

* Unrecognized equity method losses includes unrecognized other comprehensive loss of $0.7 million for the year ended December 31, 2021.

** For the year ended December 31, 2022 includes $4.4 million reversal of equity method losses recorded against Long-Term Interest (LTI) due to the decrease in fair value of such LTI.

Subsequent to balance sheet date, on April 10, 2023, the NYSE commenced proceedings to delist the common stock of Gelesis from the NYSE due to Gelesis ceasing to meet certain conditions to trade on such stock exchange. Trading in Gelesis's common stock was suspended immediately, and it was subsequently delisted from the NYSE. The common stock of Gelesis is currently available for trading in the over-the-counter ("OTC") market under the symbol GLSH.

In addition, in April 2023 (subsequent to balance sheet date) PureTech submitted a non-binding proposal to acquire all of the outstanding equity of Gelesis. Negotiations related to the proposal and any potential deal remain ongoing and are subject to, among other things, approval of any definitive transaction by independent committees of the boards of both Gelesis and PureTech.

See note 16 for the note issued to the Group by Gelesis and see Note 26 for additional details, including information related to an additional note issued by Gelesis to the Group subsequent to balance sheet date.

Financial statements

138 PureTech Health plc Annual report and accounts 2022

Notes to the Consolidated Financial Statements — continued

7. Operating Expenses

Total operating expenses were as follows:

For the years ending December 31,	2022 $000s	2021 $000s	2020 $000s
General and administrative	**60,991**	57,199	49,440
Research and development	**152,433**	110,471	81,859
Total operating expenses	**213,425**	167,671	131,299

The average number of persons employed by the Group during the year, analyzed by category, was as follows:

For the years ending December 31,	2022	2021	2020
General and administrative	**57**	52	43
Research and development	**144**	119	95
Total	**201**	171	138

The aggregate payroll costs of these persons were as follows:

For the years ending December 31,	2022 $000s	2021 $000s	2020 $000s
General and administrative	**25,322**	26,438	22,943
Research and development	**36,321**	28,950	20,674
Total	**61,643**	55,388	43,616

Detailed operating expenses were as follows:

For the years ending December 31,	2022 $000s	2021 $000s	2020 $000s
Salaries and wages	**41,750**	36,792	29,403
Healthcare benefits	**2,908**	2,563	1,866
Payroll taxes	**2,286**	2,084	1,629
Share-based payments	**14,699**	13,950	10,718
Total payroll costs	**61,643**	55,388	43,616
Other general and administrative expenses	**35,669**	30,761	26,497
Other research and development expenses	**116,113**	81,521	61,186
Total other operating expenses	**151,782**	112,282	87,683
Total operating expenses	**213,425**	167,671	131,299

Auditor's remuneration:

For the years ending December 31,	2022 $000s	2021 $000s	2020 $000s
Audit of these financial statements	**1,716**	1,183	1,145
Audit of the financial statements of subsidiaries	**132**	312	291
Audit of the financial statements of associate**	**814**	571	350
Audit-related assurance services*	**1,157**	1,868	490
Non-audit related services	**—**	—	173
Total	**3,819**	3,934	2,449

* 2021 – $468.2 thousand represents prepaid expenses related to an expected initial public offering of a subsidiary.

** Audit fees of $720.0 thousand, $500.0 thousand and $350.0 thousand in respect of financial statements of associates for the years ended December 31, 2022, 2021, and 2020 respectively, are not included within the consolidated financial statements. Fees related to the audit of the financial statements of associates have been disclosed in respect of 2022, 2021, and 2020 as these fees went towards supporting the audit opinion on the Group accounts. Such amounts were not previously disclosed in the 2020 financial statements.

Please refer to Note 8 for further disclosures related to share-based payments and Note 24 for management's remuneration disclosures.

Financial statements

PureTech Health plc Annual report and accounts 2022 139

Notes to the Consolidated Financial Statements — continued

8. Share-based Payments

Share-based payments includes stock options, restricted stock units ("RSUs") and performance-based RSUs in which the expense is recognized based on the grant date fair value of these awards, except for performance based RSUs to executives that are treated as liability awards where expense is recognized based on reporting date fair value up until settlement date.

Share-based Payment Expense

The Group share-based payment expense for the years ended December 31, 2022, 2021 and 2020, were comprised of charges related to the PureTech Health plc incentive stock and stock option issuances and subsidiary stock plans.

The following table provides the classification of the Group's consolidated share-based payment expense as reflected in the Consolidated Statement of Income/(Loss):

Year ended December 31,	**2022 $000s**	2021 $000s	2020 $000s
General and administrative	**8,862**	9,310	7,650
Research and development	**5,837**	4,640	3,068
Total	**14,699**	13,950	10,718

The Performance Share Plan

In June 2015, the Group adopted the Performance Stock Plan ("PSP"). Under the PSP and subsequent amendments, awards of ordinary shares may be made to the Directors, senior managers and employees of, and other individuals providing services to the Company and its subsidiaries up to a maximum authorized amount of 10.0 percent of the total ordinary shares outstanding. The shares have various vesting terms over a period of service between two and four years, provided the recipient remains continuously engaged as a service provider.

The share-based awards granted under the PSP are generally equity settled (see cash settlements below) and expire 10 years from the grant date. As of December 31, 2022, the Company had issued share-based awards to purchase an aggregate of 24,889,462 shares under this plan.

RSUs

RSU activity for the years ended December 31, 2022, 2021 and 2020 is detailed as follows:

	Number of Shares/Units	Wtd Avg Grant Date Fair Value (GBP)*
Outstanding (Non-vested) at January 1, 2020	**4,636,347**	**2.08**
RSUs Granted in Period	1,759,011	1.80
Vested	(2,781,687)	1.54
Forfeited	(191,089)	2.37
Outstanding (Non-vested) at December 31, 2020 and January 1, 2021	**3,422,582**	**2.46**
RSUs Granted in Period	2,195,133	2.15
Vested	(1,176,695)	2.93
Forfeited	(808,305)	2.25
Outstanding (Non-vested) at December 31, 2021 and January 1, 2022	**3,632,715**	**1.91**
RSUs Granted in Period	4,309,883	1.76
Vested	(696,398)	2.80
Forfeited	(1,155,420)	2.67
Outstanding (Non-vested) at December 31, 2022	**6,090,780**	**1.74**

* 2021 – for liability awards based on fair value at reporting date.

Each RSU entitles the holder to one ordinary share on vesting and the RSU awards are generally based on a cliff vesting schedule over a one to three-year requisite service period in which the Company recognizes compensation expense for the RSUs. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs. Vesting of the majority of the RSUs is subject to the satisfaction of performance and market conditions. The grant date fair value of market condition awards that were treated as equity settled awards were measured to reflect such conditions and there was no true-up for differences between expected and actual outcomes. For liability settled awards, see below.

The Company recognizes the estimated fair value of performance-based awards as share-based compensation expense over the performance period based upon its determination of whether it is probable that the performance targets will be achieved. The Company assesses the probability of achieving the performance targets at each reporting period. Cumulative adjustments, if any, are recorded to reflect subsequent changes in the estimated outcome of performance-related conditions.

Financial statements

140 PureTech Health plc Annual report and accounts 2022

PureTech Health plc Annual report and accounts 2022 141 Fi na nc ia l s ta te m en ts The fair value of the market and performance-based awards is based on the Monte Carlo simulation analysis utilizing a Geometric Brownian Motion process with 100,000 simulations to value those shares. The model considers share price volatility, risk-free rate and other covariance of comparable public companies and other market data to predict distribution of relative share performance. The performance and market conditions attached to the RSU awards are based on the achievement of total shareholder return (“TSR”), based on the achievement of absolute TSR targets, and to a lesser extent based on TSR as compared to the FTSE 250 Index, and the MSCI Europe Health Care Index. The remaining portion is based on the achievement of strategic targets. The RSU award performance criteria have changed over time as the criteria is continually evaluated by the Group’s Remuneration Committee. In 2017, the Company granted certain executives RSUs that vested based on the service, market and performance conditions, as described above. The vesting of all RSUs was achieved by December 31, 2019 where all service, market and performance conditions were met. The remuneration committee of PureTech's Board of Directors approved the achievement of the vesting conditions as of December 31, 2019 and reached the decision during the year ended December 31, 2020 to cash settle the 2017 RSUs. The settlement value was determined based on the 3 day average closing price of the shares. The settlement value was $12.5 million (which after deducting tax withheld on behalf of recipients amounted to $7.2 million). The settlement value did not exceed the fair value at settlement date and as such the cash settlement was treated as an equity transaction in the financial statements for the year ended December 31, 2020, whereby the full repurchase cash settlement amount was charged to equity in Other reserves. Similarly in 2018, the Company granted certain executives RSUs that vested based on service, market and performance conditions, as described above. The vesting of all RSUs was achieved by December 31, 2020 where all service, market and performance conditions were met. In February 2021 the remuneration committee of PureTech's board of directors approved the achievement of the vesting conditions as of December 31, 2020 and on May 28, 2021 reached the decision to cash settle RSUs to certain employees while others were issued shares. The settlement value was determined based on the three day average closing price of the shares. The settlement value was $10.7 million (which after deducting tax withheld on behalf of recipients amounted to $6.4 million). The settlement value did not exceed the fair value at settlement date and as such the cash settlement was treated as an equity transaction, whereby the full repurchase cash settlement amount was charged to equity in Other reserves in the financial statements as of and for the year ended December 31, 2021. Following the different cash settlements, the Company concluded that although the remaining RSUs are to be settled by shares according to their respective agreements, and any cash settlement is at the Company's discretion, due to past practice of cash settlement to multiple employees, some for multiple years, these RSUs to the company executives should be treated as liability awards and as such adjusted to fair value at every reporting date with changes in fair value recorded in earnings as stock based compensation expense. Consequently, the Company reclassified during the year ended December 31, 2021 $1.9 million from equity to other non-current liabilities and $4.8 million from equity to other payables equal to the fair value of the awards at the date of reclassification. The Company treated the excess of the fair value at the reclassification date over the grant date fair value of the RSUs (for the portion of the vesting period that has already elapsed) in the amount of $2.9 million as an equity transaction. Therefore the full amount of the liability at reclassification was recorded as a charge to equity. The changes in fair value of the liability from reclassification date to balance sheet date or settlement date are recorded as stock-based compensation expense in the Consolidated Statement of Comprehensive Income (loss). The Company incurred share-based payment expenses for performance, market and service based RSUs of $1.6 million (including $1.1 million expense in respect of RSU liability awards), $1.5 million (including $0.6 million expense in respect of RSU liability awards), and $5.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. The decrease in the share based compensation expense in respect of the RSUs for the year ended December 31, 2021, as compared to the year ended December 31, 2020 is due to reduction in the fair value of the liability awards as compared to their value at the date the awards were reclassified from equity awards to liability awards, as well as forfeitures of certain awards due to unexpected terminations of RSU holders. As of December 31, 2022, the carrying amount of the RSU liability awards was $5.9 million, $1.8 million current; $4.1 million non current, out of which $1.8 million related to awards that have met all their performance and market conditions. 8. Share-based Payments — continued Notes to the Consolidated Financial Statements — continued

Notes to the Consolidated Financial Statements — continued

8. **Share-based Payments** — continued

Stock Options

Stock option activity for the years ended December 31, 2022, 2021 and 2020, is detailed as follows:

	Number of Options	Wtd Average Exercise Price (GBP)	Wtd Average of remaining contractual term (in years)	Wtd Average Stock Price at Exercise (GBP)
Outstanding at January 1, 2020	**8,472,827**	**1.16**	**8.55**	
Granted	4,076,982	3.14		
Exercised	(514,410)	1.52		2.88
Forfeited and expired	(1,119,313)	1.88		
Options Exercisable at December 31, 2020 and January 1, 2021	**5,447,405**	**0.98**	**7.46**	
Outstanding at December 31, 2020 and January 1, 2021	**10,916,086**	**1.81**	**8.38**	
Granted	5,424,000	3.34		
Exercised	(2,238,187)	0.70		3.63
Forfeited and expired	(687,781)	2.53		
Options Exercisable at December 31, 2021 and January 1, 2022	**4,773,873**	**1.42**	**6.50**	
Outstanding at December 31, 2021 and January 1, 2022	**13,414,118**	**2.58**	**8.29**	
Granted	8,881,000	2.04		
Exercised	(577,022)	0.50		2.43
Forfeited and expired	(3,924,215)	2.89		
Options Exercisable at December 31, 2022	**6,185,216**	**2.03**	**6.21**	
Outstanding at December 31, 2022	**17,793,881**	**2.31**	**8.03**	

The fair value of the stock options awarded by the Company was estimated at the grant date using the Black-Scholes option valuation model, considering the terms and conditions upon which options were granted, with the following weighted-average assumptions:

At December 31,	**2022**	2021	2020
Expected volatility	**41.70%**	41.05%	41.25%
Expected terms (in years)	**6.11**	6.16	6.11
Risk-free interest rate	**2.13%**	1.06%	0.53%
Expected dividend yield	**—**	—	—
Grant date fair value	**$1.15**	$1.87	$1.72

The Company incurred share-based payment expense for the stock options of $8.4 million, $6.2 million and $2.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The increase in expense for the year ended December 31, 2022, as compared to the year ended December 31, 2021, is due to the new grants granted in 2022. The increase in expense for the year ended December 31, 2021, as compared to the year ended December 31, 2020, is due to new grants granted in 2021.

For shares outstanding as of December 31, 2022, the range of exercise prices is detailed as follows:

Range of Exercise Prices (GBP)	Options Outstanding	Wtd Average Exercise Price (GBP)	Wtd Average of remaining contractual term (in years)
0.01	439,490	—	6.76
1.00 to 2.00	6,276,391	1.58	7.00
2.00 to 3.00	5,375,750	2.26	8.92
3.00 to 4.00	5,702,250	3.34	8.40
Total	**17,793,881**	**2.31**	**8.03**

Financial statements

142 PureTech Health plc Annual report and accounts 2022

Notes to the Consolidated Financial Statements — continued

8. Share-based Payments — continued

Subsidiary Plans

Certain subsidiaries of the Group have adopted stock option plans. A summary of stock option activity by number of shares in these subsidiaries is presented in the following table:

	Outstanding as of January 1, 2022	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2022
Entrega	349,500	45,000	—	(50,000)	—	—	344,500
Follica	2,686,120	90,000	—	—	—	—	2,776,120
Sonde	2,049,004	—	—	—	—	(2,049,004)	—
Vedanta	1,991,637	490,506	(400,000)	(65,235)	(192,332)	—	1,824,576

	Outstanding as of January 1, 2021	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2021
Alivio	3,888,168	197,398	(2,373,750)	(506,260)	(1,205,556)	—	—
Entrega	962,000	—	(525,000)	(87,500)	—	—	349,500
Follica	1,309,040	1,383,080	—	(6,000)	—	—	2,686,120
Sonde	2,192,834	—	—	(51,507)	(92,323)	—	2,049,004
Vedanta	1,741,888	451,532	(52,938)	(76,491)	(72,354)	—	1,991,637

	Outstanding as of January 1, 2020	Granted During the Year	Exercised During the Year	Expired During the Year	Forfeited During the Year	Deconsolidation During the Year	Outstanding as of December 31, 2020
Alivio	3,698,244	189,924	—	—	—	—	3,888,168
Entrega	972,000	—	—	—	(10,000)	—	962,000
Follica	1,309,040	—	—	—	—	—	1,309,040
Sonde	1,829,004	363,830	—	—	—	—	2,192,834
Vedanta	1,450,100	493,951	(813)	—	(201,350)	—	1,741,888

The weighted-average exercise prices and remaining contractual life for the options outstanding as of December 31, 2022, were as follows:

Outstanding at December 31, 2022	Number of options	Weighted-average exercise price $	Weighted-average contractual life outstanding
Entrega	344,500	1.91	4.92
Follica	2,776,120	1.41	6.38
Vedanta	1,824,576	15.89	6.88

The weighted average exercise prices for the options granted for the years ended December 31, 2022, 2021 and 2020, were as follows:

For the years ended December 31,	2022 $	2021 $	2020 $
Alivio	—	—	0.47
Entrega	0.02	—	—
Follica	1.86	1.86	—
Sonde	—	—	0.18
Vedanta	14.94	19.69	19.59

Financial statements

PureTech Health plc Annual report and accounts 2022 **143**

Notes to the Consolidated Financial Statements — continued

8. **Share-based Payments** — continued

The weighted average exercise prices for options forfeited during the year ended December 31, 2022, were as follows:

Forfeited during the year ended December 31, 2022	Number of options	Weighted-average exercise price $
Vedanta	192,332	19.64

The weighted average exercise prices for options exercised during the year ended December 31, 2022, were as follows:

Exercised during the year ended December 31, 2022	Number of options	Weighted-average exercise price $
Vedanta	400,000	0.02

The weighted average exercise prices for options exercisable as of December 31, 2022, were as follows:

Exercisable at December 31, 2022	Number of Options	Weighted-average exercise price $	Exercise Price Range $
Entrega	344,500	1.91	0.02-2.36
Follica	2,776,120	1.41	0.03-1.86
Vedanta	1,824,576	15.89	0.02-21.35

Significant Subsidiary Plans

Vedanta 2020 Stock Incentive Plan

On June 2, 2020, the Company's Board of Directors approved the 2020 Stock Incentive Plan, or 2020 Plan, which replaced the 2010 Stock Incentive Plan, or 2010 Plan, which was set to expire in December 2020. All authorized and issued shares under the 2010 Plan were transferred to the 2020 Plan. The 2020 Plan provides for the grant of incentive stock options, nonqualified stock options, and restricted stock to employees, directors, and nonemployees of the Company up to an aggregate of 2,145,867 shares of the Company's common stock. In March 2021, the Company's Board of Directors approved an increase in the authorized shares of 151,188 for a total of 2,297,055. In July 2021, the Company's Board of Directors approved an increase in the authorized shares of 500,000 for a total of 2,797,055. Under the 2020 Plan, 914,331 shares remained available for issuance as of December 31, 2022.

The options granted under the 2020 Plan are equity settled and expire 10 years from the grant date. Typically, the awards vest in four years but vesting conditions can vary based on the discretion of Vedanta's Board of Directors.

Options granted under the 2020 Plan are exercisable at a price per share not less than the fair market value of the underlying ordinary shares on the date of grant. The estimated fair value of options, including the effect of estimated forfeitures, is recognized over the options' vesting period.

The fair value of the stock option grants has been estimated at the date of grant using the Black-Scholes option pricing model with the following range of assumptions:

Assumption/Input	2022	2021	2020
Expected award life (in years)	6.00-8.33	6.00-7.11	6.00-10.00
Expected award price volatility	88.22%-89.68%	88.05%-88.59%	89.24%-95.46%
Risk free interest rate	1.67%-3.13%	0.96%-1.32%	0.32%-0.87%
Expected dividend yield	—	—	—
Grant date fair value	$10.51-$15.14	$13.84-$16.23	$13.09-$16.54
Share price at grant date	$14.00-$18.84	$19.00-$21.35	$19.59

Vedanta incurred share-based compensation expense of $4.3 million, $5.4 million and $2.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Other Plans

The stock compensation expense under plans at other subsidiaries of the Group not including Vedanta amounted to $0.4 million, $0.8 million and $0.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Financial statements

144 PureTech Health plc Annual report and accounts 2022

Notes to the Consolidated Financial Statements — continued

9. Finance Cost, net

The following table shows the breakdown of finance income and costs:

For the years ended December 31,	2022 $000s	2021 $000s	2020 $000s
Finance income			
Interest income from financial assets	**5,799**	214	1,183
Total finance income	**5,799**	214	1,183
Finance costs			
Contractual interest expense on notes payable	**(212)**	(1,031)	(96)
Interest expense on other borrowings	**(1,759)**	(1,502)	(496)
Interest expense on lease liability	**(1,982)**	(2,181)	(2,354)
Gain/(loss) on foreign currency exchange	**14**	(56)	—
Total finance cost – contractual	**(3,939)**	(4,771)	(2,946)
Gain/(loss) from change in fair value of warrant liability	**6,740**	1,419	(117)
Gain/(loss) from change in fair value of preferred shares	**130,825**	8,362	(4,234)
Gain/(loss) from change in fair value of convertible debt	**(502)**	(175)	—
Total finance income/(costs) – fair value accounting	**137,063**	9,606	(4,351)
Finance income/(costs), net	**138,924**	5,050	(6,115)

10. Earnings/(Loss) per Share

The basic and diluted income/(loss) per share has been calculated by dividing the income/(loss) for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022 and 2021 the Company incurred a net loss and therefore all outstanding potential securities were considered anti-dilutive. The amount of potential securities that were excluded from the calculation amounted to 3,134,131 and 6,553,905 shares, respectively.

Earnings/(Loss) Attributable to Owners of the Company:

	2022		2021		2020	
	Basic $000s	Diluted $000s	Basic $000s	Diluted $000s	Basic $000s	Diluted $000s
Income/(loss) for the year, attributable to the owners of the Company	**(50,354)**	**(50,354)**	(60,558)	(60,558)	5,985	5,985
Income/(loss) attributable to ordinary shareholders	**(50,354)**	**(50,354)**	(60,558)	(60,558)	5,985	5,985

Weighted-Average Number of Ordinary Shares:

	2022		2021		2020	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Issued ordinary shares at January 1,	**287,796,585**	**287,796,585**	285,885,025	285,885,025	285,370,619	285,370,619
Effect of shares issued	**690,772**	**690,772**	705,958	705,958	233,048	233,048
Effect of dilutive shares (please refer to Note 8)	**—**	**—**	—	—	—	7,252,246
Effect of treasury shares purchased	**(3,727,922)**	**(3,727,922)**	—	—	—	—
Weighted average number of ordinary shares at December 31,	**284,759,435**	**284,759,435**	286,590,983	286,590,983	285,603,667	292,855,913

Earnings/(Loss) per Share:

	2022		2021		2020	
	Basic $	Diluted $	Basic $	Diluted $	Basic $	Diluted $
Basic and diluted earnings/(loss) per share	**(0.18)**	**(0.18)**	(0.21)	(0.21)	0.02	0.02

Financial statements

PureTech Health plc Annual report and accounts 2022 145

Notes to the Consolidated Financial Statements — continued

11. Property and Equipment

Cost	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of January 1, 2021	8,420	1,452	1,519	18,054	3,852	33,297
Additions, net of transfers	1,424	—	92	183	6,723	8,422
Disposals	(323)	—	(282)	—	—	(605)
Reclassifications	2,211	—	—	248	(2,459)	—
Balance as of December 31, 2021	11,733	1,452	1,329	18,485	8,116	41,115
Additions, net of transfers	390	—	11	412	1,362	2,176
Disposals	(118)	—	—	—	(77)	(195)
Deconsolidation of subsidiaries	—	—	(58)	—	—	(58)
Reclassifications	1,336	58	137	5,067	(6,598)	—
Balance as of December 31, 2022	**13,341**	**1,510**	**1,419**	**23,964**	**2,803**	**43,037**

Accumulated depreciation and impairment loss	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of January 1, 2021	(3,965)	(454)	(1,287)	(4,815)	—	(10,520)
Depreciation	(1,973)	(208)	(174)	(1,991)	—	(4,346)
Disposals	251	—	271	—	—	522
Balance as of December 31, 2021	(5,686)	(663)	(1,190)	(6,806)	—	(14,344)
Depreciation	(2,082)	(212)	(107)	(3,444)	—	(5,845)
Disposals	57	—	—	—	—	57
Deconsolidation of subsidiaries	—	—	53	—	—	53
Balance as of December 31, 2022	**(7,711)**	**(875)**	**(1,244)**	**(10,250)**	**—**	**(20,080)**

Property and Equipment, net	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of December 31, 2021	6,047	790	139	11,679	8,116	26,771
Balance as of December 31, 2022	**5,630**	**635**	**174**	**13,714**	**2,803**	**22,957**

Depreciation of property and equipment is included in the General and administrative expenses and Research and development expenses line items in the Consolidated Statements of Comprehensive Income/(Loss). The Company recorded depreciation expense of $5.8 million, $4.3 million and $3.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

146 PureTech Health plc Annual report and accounts 2022

Financial statements

Notes to the Consolidated Financial Statements — continued

12. Intangible Assets

Intangible assets consist of licenses of intellectual property acquired by the Group through various agreements with third parties and are recorded at the value of the consideration transferred. Information regarding the cost and accumulated amortization of intangible assets is as follows:

Cost	Licenses $000s
Balance as of January 1, 2021	900
Additions	90
Balance as of December 31, 2021	990
Additions	25
Write-off	(163)
Deconsolidation of subsidiaries	(21)
Balance as of December 31, 2022	**831**

Accumulated amortization	Licenses $000s
Balance as of January 1, 2021	(1)
Amortization	(2)
Balance as of December 31, 2021	(3)
Amortization	(1)
Deconsolidation of subsidiary	4
Balance as of December 31, 2022	**—**

Intangible assets, net	Licenses $000s
Balance as of December 31, 2021	987
Balance as of December 31, 2022	**831**

Substantially all the intangible asset licenses represent in-process-research-and-development assets since they are still being developed and are not ready for their intended use. As such, these assets are not yet amortized but tested for impairment annually.

During 2022, the company wrote off one of its research intangible assets for which research was ceased in the amount of $162.5 thousand.

The Company tested all other such intangible assets for impairment as of balance sheet date and concluded that none of such assets were impaired.

During the year ended December 31, 2022, Sonde Health, Inc. was deconsolidated and as such $17.5 thousand in net assets were derecognised.

The company had negligible Amortization expense for the years ended December 31, 2022 2021 and 2020.

13. Other Financial Assets

Other financial assets consist of restricted cash held, which represents amounts that are reserved as collateral against letters of credit with a bank that are issued for the benefit of a landlord in lieu of a security deposit for office space leased by the Group. Information regarding restricted cash was as follows:

As of December 31,	**2022 $000s**	2021 $000s
Restricted cash	**2,124**	2,124
Total other financial assets	**2,124**	2,124

Financial statements

PureTech Health plc Annual report and accounts 2022 147

Notes to the Consolidated Financial Statements — continued

14. Equity

Total equity for PureTech as of December 31, 2022, and 2021, was as follows:

Equity	December 31, 2022 $000s	December 31, 2021 $000s
Share capital, £0.01 par value, issued and paid 278,566,306 and 287,796,585 as of December 31, 2022 and 2021, respectively	**5,455**	5,444
Merger Reserve	**138,506**	138,506
Share premium	**289,624**	289,303
Treasury shares, 10,595,347 and zero as of December 31, 2022 and 2021, respectively	**(26,492)**	—
Translation reserve	**89**	469
Other reserves	**(14,478)**	(40,077)
Retained earnings/(accumulated deficit)	**149,516**	199,871
Equity attributable to owners of the Group	**542,220**	593,515
Non-controlling interests	**5,369**	(9,368)
Total equity	**547,589**	584,147

Changes in share capital and share premium relate primarily to incentive options exercises during the period.

Shareholders are entitled to vote on all matters submitted to shareholders for a vote. Each ordinary share is entitled to one vote. Each ordinary share is entitled to receive dividends when and if declared by the Company's Directors. The Company has not declared any dividends in the past.

On June 18, 2015, the Company acquired the entire issued share capital of PureTech LLC in return for 159,648,387 Ordinary Shares. This was accounted for as a common control transaction at cost. It was deemed that the share capital was issued in line with movements in share capital as shown prior to the transaction taking place. In addition, the merger reserve records amounts previously recorded as share premium.

Other reserves comprise the cumulative credit to share-based payment reserves corresponding to share-based payment expenses recognized through Consolidated Statements of Comprehensive Income/(Loss), settlements of vested share based payment awards as well as other additions that flow directly through equity such as the excess or deficit from changes in ownership of subsidiaries while control is maintained by the Group.

On May 9, 2022, the Company announced the commencement of a $50.0 million share repurchase program the ("Program") of its ordinary shares of one pence each ("Ordinary Shares"). The Company is executing the Program in two equal tranches. In respect of the two tranches, PureTech entered into an irrevocable (see below) non-discretionary instruction with Jefferies International Limited ("Jefferies") in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25.0 million for each tranche and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech, subject to certain volume and price restrictions. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. The instruction to Jeffries may be amended or withdrawn so long as the Company is not in a close period or otherwise in possession of inside information.

Any purchases of Ordinary Shares under the Program were carried out on the London Stock Exchange and could be carried out on any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company's general authority to repurchase Ordinary Shares granted by its shareholders at its annual general meeting on May 27, 2021, and relevant Rules and Regulations. All Ordinary Shares repurchased under the Program are held in treasury.

As of December 31, 2022, the Company's issued share capital was 278,566,306 shares, including 10,595,347 shares, which had been repurchased under the Program and were held by the Company in treasury.

15. Subsidiary Preferred Shares

Preferred shares issued by subsidiaries often contain redemption and conversion features that are assessed under IFRS 9 in conjunction with the host preferred share instrument. This balance represents subsidiary preferred shares issued to third parties.

The subsidiary preferred shares are redeemable upon the occurrence of a contingent event, other than full liquidation of the Company, that is not considered to be within the control of the Company. Therefore these subsidiary preferred shares are classified as liabilities. These liabilities are measured at fair value through profit and loss. The preferred shares are convertible into ordinary shares of the subsidiaries at the option of the holder and mandatorily convertible into ordinary shares upon a subsidiary listing in a public market at a price above that specified in the subsidiary's charter or upon the vote of the holders of subsidiary preferred shares specified in the charter. Under certain scenarios the number of ordinary shares receivable on conversion will change and therefore, the number of shares that will be issued is not fixed. As such the conversion feature is considered to be an embedded derivative that normally would require bifurcation. However, since the preferred share liabilities are measured at fair value through profit and loss, as mentioned above, no bifurcation is required.

148 PureTech Health plc Annual report and accounts 2022

Financial statements

Notes to the Consolidated Financial Statements — continued

15. Subsidiary Preferred Shares — continued

The preferred shares are entitled to vote with holders of common shares on an as converted basis.

The Group recognized the preferred share balance upon the receipt of cash financing or upon the conversion of notes into preferred shares at the amount received or carrying balance of any notes converted into preferred shares.

The balance as of December 31, 2022 and December 31, 2021, represents the fair value of the instruments for all subsidiary preferred shares. The following summarizes the subsidiary preferred share balance:

As of December 31,	2022 $000s	2021 $000s
Entrega	169	669
Follica	350	11,191
Sonde	—	13,362
Vedanta Biosciences	26,820	148,796
Total subsidiary preferred share balance	**27,339**	174,017

As is customary, in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, the holders of subsidiary preferred shares which are outstanding shall be entitled to be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. A merger, acquisition, sale of voting control or other transaction of a subsidiary in which the shareholders of the subsidiary immediately before the transaction do not own a majority of the outstanding shares of the surviving company shall be deemed to be a liquidation event. Additionally, a sale, lease, transfer or other disposition of all or substantially all of the assets of the subsidiary shall also be deemed a liquidation event.

As of December 31, 2022 and December 31, 2021, the minimum liquidation preference reflects the amounts that would be payable to the subsidiary preferred holders upon a liquidation event of the subsidiaries, which is as follows:

As of December 31,	2022 $000s	2021 $000s
Entrega	2,216	2,216
Follica	6,405	6,405
Sonde	—	12,000
Vedanta Biosciences	149,568	149,568
Total minimum liquidation preference	**158,189**	170,189

For the years ended December 31, 2022 and 2021, the Group recognized the following changes in the value of subsidiary preferred shares:

	$000s
Balance as of January 1, 2021	118,972
Issuance of new preferred shares – financing cash flow	37,610
Conversion of convertible notes	25,797
Decrease in value of preferred shares measured at fair value – finance costs (income)	(8,362)
Balance as of January 1, 2022	174,017
Decrease in value of preferred shares measured at fair value – finance costs (income)	(130,825)
Deconsolidation of subsidiary – (Sonde)	(15,853)
Balance as of December 31, 2022	**27,339**

2022

During the year ended December 31, 2022 there were no issuances of new preferred shares.

2021

On July 21, 2021 Vedanta closed a Series D financing in which Vedanta issued 2,387,675 Preferred D shares for consideration of $68.4 million. From such consideration of $68.4 million, $25.8 million was received from Pfizer through conversion of its convertible note (see Note 17) and $5.0 million was received from PureTech in exchange for 174,520 Preferred D shares. The amount received from PureTech was eliminated in the consolidated financial statements.

Financial statements

PureTech Health plc Annual report and accounts 2022 149

150 PureTech Health plc Annual report and accounts 2022 Fi na nc ia l s ta te m en ts 16. Financial Instruments The Group’s financial instruments consist of financial liabilities, including preferred shares, convertible notes, warrants and loans payable, as well as financial assets. Many of these financial instruments are presented at fair value with fair value changes recorded through profit and loss. Fair Value Process For financial instruments measured at fair value under IFRS 9, the change in the fair value is reflected through profit and loss. Using the guidance in IFRS 13, the total business enterprise value and allocable equity of each entity being valued was determined using a market backsolve approach through a recent arm’s length financing round (or a future probable arm's length transaction), market PWERM approach, discounted cash flow income approach, or hybrid approaches. The approaches, in order of strongest fair value evidence, are detailed as follows: Valuation Method Description Market – Backsolve The market backsolve approach benchmarks the original issue price (OIP) of the company’s latest funding transaction as current value. Market/Asset – PWERM Under a PWERM, the company value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise. An asset approach may be included as an expected future outcome within the PWERM method. Possible future outcomes can include IPO scenarios, potential SPAC transactions, merger and acquisition transactions as well as other similar exit transactions of the investee. Income Based – DCF The income approach is used to estimate fair value based on the income streams, such as cash flows or earnings, that an asset or business can be expected to generate. As of December 31, 2022 and 2021, at each measurement date, the fair value of preferred shares and warrant liabilities, including embedded conversion rights that are not bifurcated, as well as investments held at fair value (that are not publicly traded), were determined using the following allocation methods: option pricing model (“OPM”), Probability-Weighted Expected Return Method ("PWERM"), or Hybrid allocation framework. The methods are detailed as follows: Allocation Method Description OPM The OPM model treats preferred stock as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred stock. PWERM Under a PWERM, share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class. Hybrid The hybrid method (“HM”) is a combination of the PWERM and OPM. Under the hybrid method, multiple liquidity scenarios are weighted based on the probability of the scenarios occurrence, similar to the PWERM, while also utilizing the OPM to estimate the allocation of value in one or more of the scenarios. Valuation policies and procedures are regularly monitored by the Company’s finance group. Fair value measurements, including those categorized within Level 3, are prepared and reviewed on their issuance date and then on an annual basis for reasonableness and compliance with the fair value measurements guidance under IFRS. The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements: Fair Value Hierarchy Level Description Level 1 Inputs that are quoted market prices (unadjusted) in active markets for identical instruments. Level 2 Inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. Whilst the Group considers the methodologies and assumptions adopted in fair value measurements as supportable, reasonable and robust, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment existed. Notes to the Consolidated Financial Statements — continued

Notes to the Consolidated Financial Statements — continued

16. **Financial Instruments** — continued

Subsidiary Preferred Shares Liability and Subsidiary Convertible Notes

The following table summarizes the changes in the Group's subsidiary preferred shares and convertible note liabilities measured at fair value, which were categorized as Level 3 in the fair value hierarchy:

	Subsidiary Preferred Shares $000s	Subsidiary Convertible Notes $000s
Balance at January 1, 2020	100,989	—
Value at issuance	13,750	25,000
Change in fair value	4,233	—
Balance at December 31, 2020 and January 1, 2021	118,972	25,000
Value at issuance	37,610	2,215
Conversion to subsidiary preferred shares	25,797	(25,797)
Accrued interest – contractual	—	867
Change in fair value	(8,362)	175
Balance at December 31, 2021 and January 1, 2022	174,017	2,461
Value at issuance	—	393
Accrued interest – contractual	—	48
Change in fair value	(130,825)	502
Deconsolidation – Sonde	(15,853)	(3,403)
Balance at December 31, 2022	**27,339**	—

The change in fair value of preferred shares and convertible notes are recorded in Finance income/(costs) – fair value accounting in the Consolidated Statements of Comprehensive Income/(Loss).

The table below sets out information about the significant unobservable inputs used at December 31, 2022, in the fair value measurement of the Group's material subsidiary preferred shares liabilities categorized as Level 3 in the fair value hierarchy:

Fair Value at December 31, 2022	Valuation Technique	Unobservable Inputs	Weighted Average	Sensitivity to Decrease in Input
26,820	PWERM based on pro forma backsolve approach that leverages a Monte Carlo simulation	Estimated Time to Exit	2.14	Fair value decrease
		Equity Discount Rate	30%	Fair value increase
		Debt Discount Rate	15%	Fair value decrease
		Volatility	95%	Fair value decrease

Subsidiary Preferred Shares Sensitivity

The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy and used in the fair value measurement of the Group's subsidiary preferred shares liabilities (Please refer to Note 15):

Input	Subsidiary Preferred Share Liability	
As of December 31, 2022	Sensitivity Range	Financial Liability Increase/(Decrease) $000s
Time to Liquidity	- 6 Months	(1,322)
	+ 6 Months	856
Volatility	(10)%	(1,133)
	+10%	1,200
Discount Rate	(5)%	(2,035)
	+5%	1,922

Financial statements

PureTech Health plc Annual report and accounts 2022 151

Notes to the Consolidated Financial Statements — continued

16. **Financial Instruments** — continued

Financial Assets Held at Fair Value

Karuna, Vor and Akili Valuation

Karuna (Nasdaq: KRTX), Vor (Nasdaq: VOR), Akili (Nasdaq: AKLI) and additional immaterial investments are listed entities on an active exchange and as such the fair value as of December 31, 2022, was calculated utilizing the quoted common share price. Please refer to Note 5 for further details.

Akili, Gelesis and Sonde

In accordance with IFRS 9, the Company accounted for its preferred share investments in Akili (until the exchange of such shares to common stock traded on Nasdaq) and Gelesis (until the exchange of such shares to common stock) and accounts for its investment in Sonde (investment in Preferred A-2 and B shares, subsequent to the date of deconsolidation) as financial assets held at fair value through the profit and loss. In addition, the Company accounts for its investment in Gelesis Earn-out shares and Akili Earn-out shares (see Note 5) as investments held at fair value. All the valuations of the aforementioned investments are categorized as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs to value such assets. During the year ended December 31, 2022, the Company recorded such investments at fair value and recognized the change in fair value of the investments as a loss of $30.0 million that was recorded to the Consolidated Statements of Comprehensive Income/(Loss) in the line item Gain/(loss) on investments held at fair value.

The following table summarizes the changes in all the Group's investments held at fair value, which were categorized as Level 3 in the fair value hierarchy:

	$'000s
Balance at January 1, 2020	154,445
Cash purchase of Gelesis preferred shares (please refer to Note 6)	10,000
Cash purchase of Vor preferred shares	1,150
Gain/(Loss) on changes in fair value	41,297
Balance at December 31, 2020 and January 1, 2021	206,892
Cash purchase of Vor preferred shares	500
Reclassification of Vor from level 3 to level 1	(33,365)
Gain/(Loss) on changes in fair value	65,505
Balance at January 1, 2022 before allocation of associate loss to long-term interest	239,533
Deconsolidation of Sonde	11,168
Gelesis – New Investment – Earn out Shares	14,214
Exchange of Gelesis preferred shares to Gelesis common shares	(92,303)
Reclassification of Akili to level 1 investment	(128,764)
Change in fair value	(31,253)
Balance as of December 31, 2022	**12,593**

The change in fair value of investments held at fair value are recorded in Gain/(loss) on investments held at fair value in the Consolidated Statements of Comprehensive Income/(Loss).

The table below sets out information about the significant unobservable inputs used at December 31, 2022, in the fair value measurement of the Group's material preferred share investments held at fair value categorized as Level 3 in the fair value hierarchy:

Fair Value at December 31, 2022	Valuation Technique	Unobservable Inputs	Weighted Average	Sensitivity to Decrease in Input
11,403	Market Backsolve & OPM	Estimated time to exit	2.00	Fair value decrease
		Volatility	55%	Fair value decrease

As the material investments held at fair value categorized as level 3 in the fair value hierarchy are based on a market backsolve approach using a recent arm's length transaction the change in unobservable inputs in reasonably possible scenarios has an immaterial impact on the financial statements.

Financial statements

152 PureTech Health plc Annual report and accounts 2022

PureTech Health plc Annual report and accounts 2022 153 Fi na nc ia l s ta te m en ts Warrants Warrants issued by subsidiaries within the Group are classified as liabilities, as they will be settled in a variable number of preferred shares. The following table summarizes the changes in the Group’s subsidiary warrant liabilities, which were categorized as Level 3 in the fair value hierarchy: Subsidiary Warrant Liability $000s Balance at January 1, 2020 7,997 Warrant Issuance 92 Change in fair value – finance costs (income) 117 Balance at December 31, 2020 and January 1, 2021 8,206 Change in fair value – finance costs (income) (1,419) Balance at December 31, 2021 and January 1, 2022 6,787 Change in fair value – finance costs (income) (6,740) Balance at December 31, 2022 47 The change in fair value of warrants are recorded in Finance income/(costs) – fair value accounting in the Consolidated Statements of Comprehensive Income/(Loss). In connection with various amendments to its 2010 Loan and Security Agreement, Follica issued Series A-1 preferred share warrants at various dates in 2013 and 2014. In 2017, in conjunction with the issuance of convertible notes, the exercise price of the warrants was adjusted to $0.07 per share. In connection with the September 2, 2021 Oxford Finance LLC loan issuance, Vedanta also issued Oxford Finance LLC 12,886 Series C-2 preferred share warrants with an exercise price of $23.28 per share, expiring September 2030. The fair value of the warrant liabilities was immaterial as of December 31, 2022 due to the decline in the fair value of the underlying preferred shares in the Follica warrant. See also Note 15 for the fair value of Follica preferred share liabilities. Short-term Note from Associate On December 7, 2021, Gelesis issued PureTech a $15.0 million note to be repaid the earlier of three business days after the closing of the business combination of Gelesis with Capstar Special Acquisition Corp ("Capstar"), or 30 days following the termination of such business combination. In the event of the business combination termination, the Company, who represented the majority of the note holders, could have elected to convert the note at the next equity financing at a discount of 25% from the financing price. The note bore interest at a rate of 10% per annum. The note was repaid by Gelesis in January 2022 due to the closing of the business combination between Gelesis and Capstar on January 13, 2022. Note from Associate On July 27, 2022, PureTech, as a lender, entered into an unsecured Short Term Promissory Note ("Note") with Gelesis (GLS), as a borrower, in the amount of $15.0 million. The Note bears an annual interest rate of 15% per annum and accrues until the note is repaid. The term of the Note is the earlier of December 31, 2023 or five business days following the consummation of a qualified financing by Gelesis. In case of default, PureTech will be issued a warrant which shall entitle PureTech to purchase at an exercise price per share of $0.01 a number of shares of Gelesis common Stock equal to (i) (A) 0.2 multiplied by (B) the amount of outstanding principal and accrued interest under the Note as of the date of conversion described below, divided by (ii) the volume weighted average price of each share of Common Stock, as reported by the New York Stock Exchange, for the last five (5) trading days ("the “Common Stock VWAP”) occurring immediately prior to the date of exercise. In addition, PureTech will have the option to convert the amount of outstanding principal and accrued interest under the Note into a number of shares of Gelesis Common Stock (the “Conversion Securities”) equal to (i) the amount of outstanding principal and accrued interest under the Note as of the date of such conversion, divided by (ii) the lesser of the price per share of (A) the Gelesis common Stock, as reported by the New York Stock Exchange, as of 4:00 P.M. Eastern Time on the date of the conversion notice or (B) the Common Stock VWAP as of the day prior to the date of the conversion notice. 16. Financial Instruments — continued Notes to the Consolidated Financial Statements — continued

Notes to the Consolidated Financial Statements — continued

16. **Financial Instruments** — continued

Based on the terms of the note, the note is required to be measured at fair value with changes in fair value recorded through profit and loss. The fair value of the note as of December 31, 2022 was $16.5 million. During the year ended December 31, 2022 the Group recorded $963 thousand of interest income and a gain of $539 thousand for the change in the fair value of the note. The change in the fair value of the note was recorded in the line item Other Income/(expense) in the Consolidated Statements of Comprehensive Income/(Loss).

The note was valued using a discounted cash flow approach of the probability weighted future returns on the note, using a discount rate of 28.9%. Increasing or decreasing the discount rate by 5.0% will decrease or increase the value, respectively, by approximately $0.4 million. Also, increasing the estimated term to a qualified financing by 6 months (estimated as 3 months from December 31, 2022) will decrease the fair value by approximately $0.9 million.

Subsequent to balance sheet date, on April 10, 2023, the NYSE commenced proceedings to delist the common stock of Gelesis from the NYSE due to Gelesis ceasing to meet certain conditions to trade on such stock exchange. Trading in Gelesis's common stock was suspended immediately, and it was subsequently delisted from the NYSE. The common stock of Gelesis is currently available for trading in the over-the-counter ("OTC") market under the symbol GLSH. See Note 26 for additional details, including information related to an additional note issued by Gelesis to the Group after balance sheet date.

Fair Value Measurement and Classification

The fair value of financial instruments by category at December 31, 2022 and 2021:

2022	Carrying Amount		Fair Value			
	Financial Assets $000s	Financial Liabilities $000s	Level 1 $000s	Level 2 $000s	Level 3 $000s	Total $000s
Financial assets:						
Money Markets[1,2]	**95,249**	—	**95,249**	—	—	**95,249**
Short-term investments[1]	**200,229**	—	**200,229**	—	—	**200,229**
Note from associate	**16,501**	—	—	—	**16,501**	**16,501**
Investments held at fair value	**251,892**	—	**239,299**	—	**12,593**	**251,892**
Trade and other receivables[3]	**11,867**	—	—	**11,867**	—	**11,867**
Total financial assets	**575,738**	—	**534,777**	**11,867**	**29,094**	**575,738**
Financial liabilities:						
Subsidiary warrant liability	—	**47**	—	—	**47**	**47**
Subsidiary preferred shares	—	**27,339**	—	—	**27,339**	**27,339**
Subsidiary notes payable	—	**2,345**	—	**2,097**	**248**	**2,345**
Share based liability awards	—	**5,932**	**4,396**	—	**1,537**	**5,932**
Total financial liabilities	—	**35,664**	**4,396**	**2,097**	**29,171**	**35,664**

1 Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.
2 Included within Cash and cash equivalents
3 Outstanding receivables are owed primarily by government agencies and large corporations, virtually all of which are investment grade.

As of balance sheet date the long term loan book value (see Note 20) approximated its fair value due to its variable rate.

2021	Carrying Amount		Fair Value			
	Financial Assets $000s	Financial Liabilities $000s	Level 1 $000s	Level 2 $000s	Level 3 $000s	Total $000s
Financial assets:						
Money Markets[1]	432,649	—	432,649	—	—	432,649
Short-term note from associate	15,120	—	—	—	15,120	15,120
Investments held at fair value[2]	493,888	—	254,355	—	239,533	493,888
Trade and other receivables[3]	3,174	—	—	3,174	—	3,174
Total financial assets	944,832	—	687,005	3,174	254,653	944,832
Financial liabilities:						
Subsidiary warrant liability	—	6,787	—	—	6,787	6,787
Subsidiary preferred shares	—	174,017	—	—	174,017	174,017
Subsidiary notes payable	—	4,641	—	1,945	2,696	4,641
Share based liability awards	—	7,362	6,081	—	1,281	7,362
Total financial liabilities	—	192,808	6,081	1,945	184,781	192,808

1 Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade. Included within Cash and cash equivalents
2 Balance prior to share of associate loss allocated to long-term interest (please refer to Note 5).
3 Outstanding receivables are owed primarily by government agencies, virtually all of which are investment grade.

Financial statements

154 PureTech Health plc Annual report and accounts 2022

Notes to the Consolidated Financial Statements — continued

17. Subsidiary Notes Payable

The subsidiary notes payable are comprised of loans and convertible notes. As of December 31, 2022 and December 31, 2021, the loan in Follica and the financial instruments for Knode and Appeering did not contain embedded derivatives and therefore these instruments continue to be held at amortized cost. The notes payable consist of the following:

As of December 31,	2022 $000s	2021 $000s
Loans	**2,097**	1,945
Convertible notes	**248**	2,696
Total subsidiary notes payable	**2,345**	4,641

Loans

In October 2010, Follica entered into a loan and security agreement with Lighthouse Capital Partners VI, L.P. The loan is secured by Follica's assets, including Follica's intellectual property and bears interest at a rate of 12.0 percent. The outstanding loan balance totaled approximately $2.0 million and $1.9 million as of December 31, 2022 and December 31, 2021, respectively. The increase in 2022 is attributed to interest expense for the year ended December 31, 2022.

Convertible Notes

Convertible Notes outstanding were as follows:

	Vedanta $000s	Knode $000s	Appeering $000s	Sonde $000s	Total $000s
January 1, 2021	25,000	89	134	—	25,223
Gross principal – issuance of notes – financing activity	—	—	—	2,215	2,215
Accrued interest on convertible notes – finance costs	797	5	8	70	880
Conversion to subsidiary preferred shares	(25,797)	—	—	—	(25,797)
Change in fair value – finance costs	—	—	—	175	175
December 31, 2021 and January 1, 2022	—	94	141	2,461	2,696
Gross principal – issuance of notes – financing activity	—	—	—	393	393
Accrued interest on convertible notes – finance costs	—	5	8	48	60
Change in fair value – finance costs	—	—	—	502	502
Deconsolidation	—	—	—	(3,403)	(3,403)
December 31, 2022	**—**	**99**	**149**	**—**	**248**

On December 30, 2020, Vedanta issued a $25.0 million convertible promissory note to an investor. The note bore interest at an annual rate of 6.0 percent and its maturity date was the first anniversary of the note. Prepayment of the note was not allowed and there was no conversion discount feature on the note. The note was mandatorily convertible in a Qualified equity financing and a Qualified Public Offering at the current price of the financing or offering, all as defined in the note purchase agreement. In addition, the note allowed for optional conversion immediately prior to a Non Qualified public offering, Non Qualified Equity financing, or a Corporate transaction and for a pay-out in the case of a change of control transaction. On July 19, 2021, upon the occurrence of Vedanta's Series D preferred share issuance that was considered to be a Qualified Equity Financing, the entire outstanding amount of the note, principal and interest, was converted into Series D preferred shares of Vedanta at the current price of the financing. For further details, please see Note 15.

On April 6, 2021, and on November 24, 2021, Sonde issued unsecured convertible promissory notes to its existing shareholders for a combined total of $4.3 million, of which $2.2 million were issued to third party shareholders (and $2.1 million were issued to the Company and eliminated in consolidation). In addition, in March 2022 Sonde issued an additional amount of $0.9 million, of which $0.4 million were issued to third parties (and $0.5 million issued to PureTech and eliminated in consolidation). The notes bore interest at an annual rate of 6.0 percent and were to mature on the second anniversary of the issuance. The notes were to mandatorily convert in a Qualified Financing, as defined in the note purchase agreement, at a discount of 20.0 percent from the price per share in the Qualified Financing. In addition, the notes allowed for optional conversion concurrently with a discount of 20.0 percent from the price per share in the Non Qualified Equity Financing. Upon the completion of the Preferred B round of financing in Sonde on May 25, 2022, the Group lost control in Sonde and all convertible notes were derecognized as part of the deconsolidation – See Note 5.

For the Vedanta and Sonde convertible notes, since these Notes contained embedded derivatives, the Notes were assessed under IFRS 9 and the entire financial instruments were elected to be accounted for as FVTPL. The Vedanta convertible note was settled through its conversion in July 2021 and the Sonde notes were deconsolidated in May 2022. See above.

Financial statements

PureTech Health plc Annual report and accounts 2022 155

Notes to the Consolidated Financial Statements — continued

18. Non-Controlling Interest

During the year ended December 31, 2022, Sonde Health, Inc was deconsolidated and therefore transferred retroactively to the Non-Controlled Founded Entity segment. See Note 5. Investments Held at Fair Value.

The Company has revised in the 2022 financial statements the prior period financial information related to the segmentation of NCI, to conform to the presentation as of and for the year ending December 31, 2022. Please refer to Note 4 "Segment Information" for further details regarding reportable segments.

The following table summarizes the changes in the equity classified non-controlling ownership interest in subsidiaries by reportable segment:

	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Total $000s
Balance at January 1, 2020 *	(8,682)	1,465	(11,016)	593	(17,639)
Share of comprehensive loss	(191)	(905)	(306)	(15)	(1,417)
Equity settled share-based payments	305	2,395	122	—	2,822
Other	—	11	19	(6)	24
Balance at December 31, 2020 and January 1, 2021 *	(8,567)	2,966	(11,181)	574	(16,209)
Share of comprehensive loss	(96)	(1,634)	(436)	15	(2,151)
NCI exercise of share-based awards in subsidiaries – change in NCI interest	—	(5,922)	—	—	(5,922)
Equity settled share-based payments	(4)	6,224	32	—	6,252
Acquisition of a subsidiary non controlling interest	8,668	—	—	—	8,668
Other	—	—	—	(6)	(6)
Balance at December 31, 2021 and January 1, 2022	—	1,634	(11,585)	583	(9,368)
Share of comprehensive income (loss)	—	13,604	(330)	15	13,290
NCI exercise of share-based awards	—	(15,164)	—	—	(15,164)
Deconsolidation of subsidiaries	—	—	11,904	—	11,904
Equity settled share-based payments	—	4,703	8	—	4,711
Other	—	—	2	(6)	(4)
Balance as of December 31, 2022	—	**4,778**	—	**592**	**5,369**

* Revised to reclassify Sonde to the Non-controlled Founded Entities segment to comply with current period classification. See Note 4.

The following tables summarize the financial information related to the Group's subsidiaries with material non-controlling interests, aggregated for interests in similar entities, and before and after intra group eliminations.

	2022			
For the year ended December 31	**Internal $000s**	**Controlled Founded Entities $000s**	**Intra-group eliminations $000s**	**Total $000s**
Statement of Comprehensive Loss				
Total revenue	—	**12,202**	—	**12,202**
Income/(loss) for the year	—	**98,633**	**1,003**	**99,636**
Other comprehensive income/(loss)	—	—	—	—
Total comprehensive income/(loss) for the year	—	**98,633**	**1,003**	**99,636**
Statement of Financial Position				
Total assets	—	**35,341**	**(100)**	**35,241**
Total liabilities	—	**76,635**	**(11,057)**	**65,578**
Net assets/(liabilities)	—	**(41,294)**	**10,957**	**(30,336)**

As of December 31, 2022, Controlled Founded Entities with non-controlling interests primarily include Follica Incorporated, Entrega Inc., and Vedanta Biosciences, Inc. Ownership interests of the non-controlling interests in Follica Incorporated, Entrega Inc., and Vedanta Biosciences, Inc are 19.9 percent, 11.7 percent, and 12.2 percent, respectively. In addition, Non-controlling interests include the amounts recorded for subsidiary stock options, with the vast majority comprising of Vedanta stock options.

Financial statements

156 PureTech Health plc Annual report and accounts 2022

Notes to the Consolidated Financial Statements — continued

18. Non-Controlling Interest — continued

For the year ended December 31	2021 Internal $000s	Controlled Founded Entities $000s	Intra-group eliminations $000s	Total $000s
Statement of Comprehensive Loss				
Total revenue	—	7,771	—	7,771
Income/(loss) for the year	—	(50,436)	792	(49,644)
Other comprehensive income/(loss)	—	—	—	—
Total comprehensive income/(loss) for the year	—	(50,436)	792	(49,644)
Statement of Financial Position				
Total assets	—	66,279	(161)	66,118
Total liabilities	—	228,856	(10,755)	218,101
Net assets/(liabilities)	—	(162,576)	10,594	(151,982)

As of December 31, 2021, Controlled Founded Entities with non-controlling interests primarily include, Follica Incorporated, Sonde Health Inc., Entrega Inc. and Vedanta Biosciences, Inc. Ownership interests of the non-controlling interests in Follica Incorporated, Sonde Health Inc., and Vedanta Biosciences, Inc are 19.9 percent, 11.7 percent, 6.2 percent and 3.7 percent, respectively. In addition, Non-controlling interests include the amounts recorded for subsidiary stock options, with the vast majority comprising of Vedanta stock options.

For the year ended December 31	2020 Internal $000s	Controlled Founded Entities $000s	Intra-group eliminations	Total
Statement of Comprehensive Loss				
Total revenue	3,267	1,957	—	5,224
Income/(loss) for the year	(2,407)	(53,535)	1,073	(54,869)
Total comprehensive income/(loss) for the year	(2,407)	(53,535)	1,073	(54,869)

As of December 31, 2020, Internal segment with non-controlling interests includes Alivio, Controlled Founded Entities with non-controlling interests primarily include, Follica Incorporated, Sonde Health Inc., and Vedanta Biosciences, Inc. Ownership interests of the non-controlling interests in Alivio Therapeutics, Inc., Follica Incorporated, Sonde Health Inc., and Vedanta Biosciences, Inc are 8.1 percent, 19.9 percent, 4.5 percent and 0.4 percent, respectively. In addition, Non-controlling interests include the amounts recorded for subsidiary stock options, with the vast majority comprising of Vedanta stock options.

On June 11, 2021, PureTech acquired the remaining 17.1 percent of the minority non-controlling interests of Alivio (after exercise of all in the money stock options) increasing its ownership to 100.0 percent of Alivio. The consideration for such non controlling interests amounted to $1.2 million, to be paid in three equal installments, with the first installment of $0.4 million paid at the effective date of the transaction and two additional installment to be paid upon the occurrence of certain contingent events. The Group recorded a contingent consideration liability of $0.6 million at fair value for the two additional installments, resulting in a total acquisition cost of $1.0 million. The excess of the consideration paid over the book value of the non-controlling interest of approximately $9.6 million was recorded directly as a charge to shareholders' equity. The second installment of $0.4 million was paid in July 2021, upon the occurrence of the contingent event specified in the agreement. The contingent consideration liability is adjusted to fair value at the end of each reporting period with changes in fair value recorded in earnings. Changes in fair value of the aforementioned contingent consideration liability were not material. As of December 31, 2022, the remaining contingent liability was reduced to zero as the second contingent event did not occur.

On December 1, 2021, options holders in Entrega exercised options into shares of common stock, increasing the NCI interest held from 0.2 percent to 11.7 percent. During 2021 option holders in Vedanta exercised options and increased the NCI interest to 3.7 percent. The exercise of the options resulted in an increase in the NCI share in Entrega's and Vedanta's shareholder's deficit of $5.9 million. The consideration paid by NCI ($0.1 million) together with the increase in NCI share in Entrega's and Vedanta's shareholder deficit ($5.9 million) amounted to $6.0 million and was recorded as a gain directly in shareholders' equity.

On February 15, 2022, option holders in Vedanta exercised options into shares of common stock, increasing the NCI interest held from 3.7 percent to 12.2 percent. The exercise of the options resulted in an increase in the NCI share in Vedanta's shareholder's deficit of $15.2 million. The consideration paid by NCI ($7.2 thousand) together with the increase in NCI share in Vedanta's shareholder deficit ($15.2 million) amounted to $15.2 million and was recorded as a gain directly in shareholders' equity.

Financial statements

PureTech Health plc Annual report and accounts 2022 157

Notes to the Consolidated Financial Statements — continued

19. Trade and Other Payables

Information regarding Trade and other payables was as follows:

As of December 31,	2022 $000s	2021 $000s
Trade payables	**26,504**	11,346
Accrued expenses	**24,518**	17,309
Income tax payable	**57**	57
Liability settled share based awards	**1,805**	4,703
Other	**1,957**	2,403
Total trade and other payables	**54,840**	35,817

20. Long-term loan

In September 2020, Vedanta entered into a $15.0 million loan and security agreement with Oxford Finance LLC. The loan is secured by Vedanta's assets, including equipment, inventory and intellectual property. The loan bears a floating interest rate of 7.7 percent plus the greater of (i) 30 day U.S. Dollar LIBOR reported in the Wall Street Journal or (ii) 0.17 percent. The loan matures September 2025 and requires interest only payments prior to 2023. The loan also carries a final fee upon full repayment of 7.0 percent of the original principal, or $1.1 million. As part of the loan agreement, Vedanta also issued Oxford Finance LLC 12,886 Series C-2 preferred share warrants with an exercise price of $23.28 per share, expiring September 2030. The outstanding loan balance totaled approximately $15.4 million as of December 31, 2022.

The following table summarizes long-term loan activity for the years ended December 31, 2022 and 2021:

	Long-term loan	
	2022 $000s	2021 $000s
Balance at January 1,	**15,118**	14,818
Accrued interest	**1,755**	1,502
Interest paid	**(1,436)**	(1,201)
Other	**(38)**	—
Balance at December 31,	**15,400**	15,118

The following table summarizes Vedanta's future principal payments for the long-term loan as of December 31, 2022:

Balance Type	2023	2024	2025	Total
Principal	5,156	5,625	4,219	15,000
Balance of accreted premium net of unamortized issuance costs				400
Total				**15,400**

The long-term loan is presented as follows in the Statement of Financial Position as of December 31, 2022 and 2021:

	Long-term loan	
	2022 $000s	2021 $000s
Current portion of Long-term loan	**5,156**	857
Long-term loan	**10,244**	14,261
Total Long-term loan	**15,400**	15,118

Financial statements

158 PureTech Health plc Annual report and accounts 2022

Notes to the Consolidated Financial Statements — continued

21 Leases

The activity related to the Group's right of use asset and lease liability for the years ended December 31, 2022 and 2021 is as follows:

	Right of use asset, net	
	2022 $000s	2021 $000s
Balance at January 1,	17,166	20,098
Additions	163	739
Tenant improvement – lease incentive	—	(733)
Depreciation	(3,047)	(2,938)
Balance at December 31,	**14,281**	17,166

	Total lease liability	
	2022 $000s	2021 $000s
Balance at January 1,	32,990	35,348
Additions	163	1,016
Cash paid for rent – principal – financing cash flow	(4,025)	(3,375)
Cash paid for rent – interest	(1,982)	(2,181)
Interest expense	1,982	2,181
Balance at December 31,	**29,128**	32,990

Depreciation of the right-of-use assets, which virtually all consist of leased real estate, is included in the General and administrative expenses and Research and development expenses line items in the Consolidated Statements of Comprehensive Income/(Loss). The Company recorded depreciation expense of $3.0 million, $2.9 million and $2.7 million for the years ended December 31, 2022, 2021 and 2020 respectively.

The following details the short term and long-term portion of the lease liability as of December 31, 2022 and 2021:

	Total lease liability	
	2022 $000s	2021 $000s
Short-term Portion of Lease Liability	4,972	3,950
Long-term Portion of Lease Liability	24,155	29,040
Total Lease Liability	**29,128**	32,990

The following table details the future maturities of the lease liability, showing the undiscounted lease payments to be paid after the reporting date:

	2022 $000s
Less than one year	6,673
One to two years	6,763
Two to three years	5,168
Three to four years	4,419
Four to five years	4,551
More than five years	7,483
Total undiscounted lease maturities	**35,056**
Interest	5,928
Total lease liability	**29,128**

During the year ended December 31, 2019, PureTech entered into a lease agreement for certain premises consisting of approximately 50,858 rentable square feet of space located at 6 Tide Street. The lease commenced on April 26, 2019 ("Commencement Date") for an initial term consisting of ten years and three months and there is an option to extend for two consecutive periods of five years each. The Company assessed at lease commencement date whether it is reasonably certain to exercise the extension options and deemed such options not reasonably certain to be exercised. The Company will reassess whether it is reasonably certain to exercise the options only if there is a significant event or significant changes in circumstances within its control.

Financial statements

PureTech Health plc Annual report and accounts 2022 159

160 PureTech Health plc Annual report and accounts 2022 Fi na nc ia l s ta te m en ts On June 26, 2019, PureTech executed a sublease agreement with Gelesis. The lease is for the approximately 9,446 rentable square feet located on the sixth floor of the Company’s former offices at the 501 Boylston Street building. The sublessee obtained possession of the premises on June 1, 2019 and the rent period term began on June 1, 2019 and expires on August 31, 2025. The sublease was determined to be a finance lease. As of December 31, 2022, the balances related to the sublease were as follows: Total lease receivable $000s Short-term Portion of Lease Receivable 450 Long-term Portion of Lease Receivable 835 Total Lease Receivable 1,285 The following table details the future maturities of the lease receivable, showing the undiscounted lease payments to be received after the reporting date: 2022 $000s Less than one year 513 One to two years 523 Two to three years 353 Total undiscounted lease receivable 1,389 Unearned Finance income 103 Net investment in the lease 1,285 On August 6, 2019, PureTech executed a sublease agreement with Dewpoint Therapeutics, Inc. (“Dewpoint”). The sublease was for approximately 11,852 rentable square feet located on the third floor of the 6 Tide Street building, where the Company’s offices are currently located. Dewpoint obtained possession of the premises on September 1, 2019 with a rent period term that began on September 1, 2019, and expired on August 31, 2021. The sublease was determined to be an operating lease. Rental income recognized by the Company during the years ended December 31, 2021 and 2020 was $0.6 million and $1.1 million, respectively and is included in the Other income/(expense) line item in the Consolidated Statements of Comprehensive Income/(Loss). 22. Capital and Financial Risk Management Capital Risk Management The Group's capital and financial risk management policy is to maintain a strong capital base so as to support its strategic priorities, maintain investor, creditor and market confidence as well as sustain the future development of the business. The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. To maintain or adjust the capital structure, the Group may issue new shares or incur new debt. The Group has some external debt and no material externally imposed capital requirements. The Group’s share capital is clearly set out in Note 14. Management continuously monitors the level of capital deployed and available for deployment in the Internal segment and at the corporate level as well as at Controlled Founded Entities. The Directors seek to maintain a balance between the higher returns that might be possible with higher levels of deployed capital and the advantages and security afforded by a sound capital position. The Group’s Directors have overall responsibility for establishment and oversight of the Group's capital and risk management framework. The Group is exposed to certain risks through its normal course of operations. The Group’s main objective in using financial instruments is to promote the development and commercialization of intellectual property through the raising and investing of funds for this purpose. The Group’s policies in calculating the nature, amount and timing of investments are determined by planned future investment activity. Due to the nature of activities and with the aim to maintain the investors’ funds as secure and protected, the Group’s policy is to hold any excess funds in highly liquid and readily available financial instruments and maintain insignificant exposure to other financial risks. Notes to the Consolidated Financial Statements — continued 21. Leases — continued

Notes to the Consolidated Financial Statements — continued

22. Capital and Financial Risk Management — continued

The Group has exposure to the following risks arising from financial instruments:

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short term investments, and trade and other receivables. The Group held the following balances (not including the income tax receivable resulting from overpayment of income taxes, see Note 25):

As of December 31	2022 $000s	2021 $000s
Cash and cash equivalents	149,866	465,708
Short-term investments	200,229	—
Trade and other receivables	11,867	3,174
Total	**361,961**	468,882

The Group invests its excess cash in U.S. Treasury Bills (presented as short-term investments), and money market accounts, which the Group believes are of high credit quality. Further the Group's cash and cash equivalents and short-term investments are held at diverse, investment-grade financial institutions.

The Group assesses the credit quality of customers on an ongoing basis. The credit quality of financial assets is assessed by historical and recent payment history, counterparty financial position, reference to credit ratings (if available) or to historical information about counterparty default rates. The Group does not have expected credit losses owing largely to a small number of counterparties and the high credit quality of most counterparties (primarily the US government and large funds with respect to grant income and large high credit quality corporations).

The aging of trade and other receivables that were not impaired at December 31 is as follows:

As of December 31	2022 $000s	2021 $000s
Not impaired	11,867	3,174
Total	**11,867**	3,174

With regard to the Note from associate, such note is presented at fair value which incorporates, among other factors, the credit risk of the counterparty. See Note 16 for details.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group actively manages its risk of a funds shortage by closely monitoring the maturity of its financial assets and liabilities and projected cash flows from operations, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. Due to the nature of these financial liabilities, the funds are available on demand to provide optimal financial flexibility.

The table below summarizes the maturity profile of the Group's financial liabilities, including subsidiary preferred shares that have customary liquidation preferences, as of December 31, 2022 and 2021, based on contractual undiscounted payments:

	2022				
As of December 31	Carrying Amount $000s	Within Three Months $000s	Three to Twelve Months $000s	One to Five Years $000s	Total $000s*
Long-term loan (non-current + current)	15,400	1,838	5,281	11,413	18,531
Subsidiary notes payable	2,345	2,345	—	—	2,345
Trade and other payables	54,840	54,840	—	—	54,840
Warrants[2]	47	47	—	—	47
Subsidiary preferred shares (Note 15)[1]	27,339	27,339	—	—	27,339
Total	**99,971**	**86,409**	**5,281**	**11,413**	**103,103**

	2021				
As of December 31	Carrying Amount $000s	Within Three Months $000s	Three to Twelve Months $000s	One to Five Years $000s	Total $000s*
Long-term loan	15,118	296	2,182	16,274	18,752
Subsidiary notes payable	4,641	4,641	—	—	4,641
Trade and other payables	35,817	35,817	—	—	35,817
Warrants[2]	6,787	6,787	—	—	6,787
Subsidiary preferred shares (Note 15)[1]	174,017	174,017	—	—	174,017
Total	236,381	221,559	2,182	16,274	240,015

1 Redeemable only upon a liquidation or Deemed liquidation event, as defined in the applicable shareholder documents.
2 Warrants issued by subsidiaries to third parties to purchase preferred shares.
* Does not include payments in respect of lease obligations. For the contractual future payments related to lease obligations, see Note 21.

Financial statements

PureTech Health plc Annual report and accounts 2022 161

162 PureTech Health plc Annual report and accounts 2022 Fi na nc ia l s ta te m en ts Interest Rate Sensitivity As of December 31, 2022, the Group had cash and cash equivalents of $149.9 million, and short term investments of $200.2 million. The Group's exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. The Group has not entered into investments for trading or speculative purposes. Due to the conservative nature of the Group's investment portfolio, which is predicated on capital preservation and investments in short duration, high- quality U.S. Treasury Bills and related money market accounts, a change in interest rates would not have a material effect on the fair market value of the Group's portfolio, and therefore the Group does not expect operating results or cash flows to be significantly affected by changes in market interest rates. Controlled Founded Entity Investments The Group maintains investments in certain Controlled Founded Entities. The Group’s investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. The Group is however exposed to a preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. As discussed in Note 15, certain of the Group’s subsidiaries have issued preferred shares that include the right to receive a payment in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, including in the event of "deemed liquidation" as defined in the incorporation documents of the entities, which shall be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. The liability of preferred shares is maintained at fair value through the profit and loss. The Group’s strong cash position, budgeting and forecasting processes, as well as decision making and risk mitigation framework enable the Group to robustly monitor and support the business activities of the Controlled Founded Entities to ensure no exposure to dissolution or liquidation. Accordingly, the Group views exposure to 3rd party preferred share liability as low. Non-Controlled Founded Entity Investments The Group maintains certain investments in Non-Controlled Founded Entities which are deemed either as investments and accounted for as investments held at fair value or associates and accounted for under the equity method (please refer to Note 1). The Group's exposure to investments held at fair value is $251.9 million as of December 31, 2022, and the Group may or may not be able to realize the value in the future. Accordingly, the Group views the risk as high. The Group’s exposure to investments in associates is limited to the carrying amount of the investment in an Associate. The Group is not exposed to further contractual obligations or contingent liabilities beyond the value of the investments. Accordingly, the Group does not view this as a high risk. As of December 31, 2022, Gelesis and Sonde are the only associates. The carrying amount of the investment in Gelesis and Sonde as associates was $9.1 million. Please refer to Notes 5, 6 and 16 for further information regarding the Group's exposure to Non-Controlled Founded Entity Investments. Equity Price Risk As of December 31, 2022, the Group held 1,054,464 common shares of Karuna, 2,671,800 common shares of Vor and 12,527,477 common shares of Akili. The fair value of these investments in Karuna, Vor and Akili was $239.0 million. The investments in Karuna, Vor and Akili are exposed to fluctuations in the market price of these common shares. The effect of a 10.0 percent adverse change in the market price of Karuna, Vor and Akili common shares as of December 31, 2022, would have been a loss of approximately $23.9 million, that would have been recognized as a component of Other income (expense) in the Consolidated Statements of Comprehensive Income/(Loss). Foreign Exchange Risk The Group maintains consolidated financial statements in the Group's functional currency, which is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. Such foreign currency gains or losses were not material for all reported periods. See Note 9. The Group does not currently engage in currency hedging activities since its foreign currency risk is limited, but the Group may begin to do so in the future if and when its foreign currency risk exposure changes. Notes to the Consolidated Financial Statements — continued 22. Capital and Financial Risk Management — continued

Notes to the Consolidated Financial Statements — continued

23 Commitments and Contingencies

The Group is party to certain licensing agreements where the Group is licensing IP from third parties. In consideration for such licenses the Group has made upfront payments and may be required to make additional contingent payments based on developmental and sales milestones and/or royalty on future sales. As of December 31, 2022, these milestone events have not yet occurred and therefore the Group does not have a present obligation to make the related payments in respect of the licenses. Such milestones are dependent on events that are outside of the control of the Group and many of these milestone events are remote of occurring. As of December 31, 2022, payments in respect of developmental milestones that are dependent on events that are outside the control of the Group but are reasonably possible to occur amounted to approximately $8.7 million. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. Payments made to license IP represent the acquisition cost of intangible assets. See Note 12.

The Group is party to certain sponsored research arrangements as well as arrangements with contract manufacturing and contract research organizations, whereby the counterparty provides the Company with research and/or manufacturing services. As of December 31, 2022, the noncancellable commitments in respect of such contracts amounted to approximately $11.3 million.

24. Related Parties Transactions

Related Party Subleases and royalties

During 2019, PureTech executed a sublease agreement with a related party, Gelesis. Please refer to Note 21 for further details regarding the sublease.

The Group receives royalties from Gelesis on its product sales. Such royalties amounted to $509 thousand and $231 thousand for the years ended December 31, 2022 and 2021, respectively and are presented in Contract revenue in the Consolidated Statements of Comprehensive Income/(Loss).

Key Management Personnel Compensation

Key management includes executive directors and members of the executive management team of the Group (not including compensation provided to non-executive directors). The key management personnel compensation of the Group was as follows for the years ended December 31:

As of December 31	2022 $000s	2021 $000s	2020 $000s
Short-term employee benefits	**4,369**	4,666	4,833
Share-based payment expense	**2,741**	4,045	5,822
Total	**7,109**	8,711	10,656

Short-term employee benefits include salaries, health care and other non-cash benefits. Share-based payments are generally subject to vesting terms over future periods.

For cash settlements of share based awards – see Note 8.

In addition the Company paid remuneration to non-executive directors in the amounts of $655 thousand, $605 thousand and $690 thousand for the years ended December 31, 2022, 2021, and 2020, respectively. Also, the Company incurred $365 thousand and $161 thousand of stock based compensation expense for such non-executive directors for the years ended December 31, 2022 and 2021, respectively. There is no stock based compensation expense for such non-executive directors for the year ended December 31, 2020.

During the years ended December 31, 2022 and 2021, the Company incurred $51 thousand, and $181 thousand, respectively of expenses paid to related parties.

Convertible Notes Issued to Directors

Certain related parties of the Group have invested in convertible notes issued by the Group's subsidiaries. As of December 31, 2022 and 2021, the outstanding related party notes payable totaled $99 thousand and $94 thousand respectively, including principal and interest.

The notes issued to related parties bear interest rates, maturity dates, discounts and other contractual terms that are the same as those issued to outside investors during the same issuances, as described in Note 17.

Financial statements

PureTech Health plc Annual report and accounts 2022 163

Notes to the Consolidated Financial Statements — continued

24. Related Parties Transactions — continued

Directors' and Senior Managers' Shareholdings and Share Incentive Awards

The Directors and senior managers hold beneficial interests in shares in the following businesses and sourcing companies as at December 31, 2022:

	Business Name (Share Class)	Number of shares held as of December 31, 2022	Number of options held as of December 31, 2022	Number of RSUs held as of December 31, 2022	Ownership Interest[1]
Directors:					
Ms Daphne Zohar[2]	Gelesis (Common)	465,121	3,303,306	1,349,697	4.45%
Dr Robert Langer	Entrega (Common)	250,000	82,500	—	4.09%
Dr Raju Kucherlapati	Enlight (Class B Common)	—	30,000	—	3.00%
	Gelesis (Common)	139,625	—	50,639	0.12%
Dr John LaMattina[3]	Akili (Common)	56,554	—	—	0.07%
	Gelesis (Common)[3]	395,035	37,129	—	0.38%
	Vedanta Biosciences (Common)	25,000	—	—	0.17%
Senior Managers:					
Dr Bharatt Chowrira	Karuna (Common)	5,000	—	—	0.01%
Dr Joseph Bolen	Vor (Common)	—	9,191	—	0.01%

1 Ownership interests as of December 31, 2022 are calculated on a diluted basis, including issued and outstanding shares, warrants and options (and written commitments to issue options) but excluding unallocated shares authorized to be issued pursuant to equity incentive plans and any shares issuable upon conversion of outstanding convertible promissory notes.

2 Common shares, RSUs and options held by Yishai Zohar, who is the husband of Ms. Zohar. Ms. Zohar does not have any direct interest in the share capital of Gelesis. Ms. Zohar recuses herself from any and all material decisions with regard to Gelesis.

3 Dr John and Ms Mary LaMattina hold 345,035 shares of common shares in Gelesis. Individually, Dr LaMattina holds 50,000 shares of Gelesis and convertible notes issued by Appeering in the aggregate principal amount o $50,000.

Directors and senior managers hold 25,371,839 ordinary shares and 9.1 percent voting rights of the Company as of December 31, 2022. This amount excludes options to purchase 2,350,000 ordinary shares. This amount also excludes 6,448,899 shares, which are issuable based on the terms of performance based RSU awards granted to certain senior managers covering the financial years 2022, 2021 and 2020, and 172,056 shares, which are issuable to directors immediately prior to the Company's 2023 Annual General Meeting of Stockholders based on the terms of the RSU awards granted to non-executive directors in 2022. Such shares will be issued to such senior managers and non executive directors in future periods provided that performance and/or service conditions are met and certain of the shares will be withheld for payment of customary withholding taxes.

Note from Associate

See Note 16 for details on the notes issued by Gelesis to the Company. The Company recognized finance income of 1.6 million with respect to interest and changes in fair value related to the notes.

As of December 31, 2022 the Group has a receivable from an associate in the amount of 1.1 million.

164 PureTech Health plc Annual report and accounts 2022

Financial statements

Notes to the Consolidated Financial Statements — continued

25. Taxation

Tax on the profit or loss for the year comprises current and deferred income tax. Tax is recognized in the Consolidated Statements of Comprehensive Income/(Loss) except to the extent that it relates to items recognized directly in equity.

For the years ended December 31, 2022, 2021 and 2020, the Group filed a consolidated U.S. federal income tax return which included all subsidiaries in which the Company owned greater than 80 percent of the vote and value. For the years ended December 31, 2022, 2021 and 2020, the Group filed certain consolidated state income tax returns which included all subsidiaries in which the Company owned greater than 50 percent of the vote and value. The remaining subsidiaries file separate U.S. tax returns.

Amounts recognized in Consolidated Statements of Comprehensive Income/(Loss):

As of December 31	2022 $000s	2021 $000s	2020 $000s
Income/(loss) for the year	(37,065)	(62,709)	4,568
Income tax expense/(benefit)	(55,719)	3,756	14,401
Income/(loss) before taxes	**(92,783)**	(58,953)	18,969

Recognized income tax expense/(benefit):

As of December 31	2022 $000s	2021 $000s	2020 $000s
Federal	13,065	22,138	21,796
Foreign	—	—	—
State	1,336	109	—
Total current income tax expense/(benefit)	14,401	22,247	21,796
Federal	(48,240)	(15,416)	(7,349)
Foreign	—	—	—
State	(21,880)	(3,075)	(46)
Total deferred income tax expense/(benefit)	(70,120)	(18,491)	(7,395)
Total income tax expense/(benefit), recognized	**(55,719)**	3,756	14,401

The tax expense/(benefit) was $(55.7) million, $3.8 million and $14.4 million in 2022, 2021 and 2020 respectively. The increase in tax benefit for the year ended December 31, 2022 is primarily the result of the loss before taxes in entities in the U.S. Federal and Massachusetts consolidated return groups of the Company.

Reconciliation of Effective Tax Rate

The Group is primarily subject to taxation in the U.S. A reconciliation of the U.S. federal statutory tax rate to the effective tax rate is as follows:

	2022		2021		2020	
As of December 31	$000s	%	$000s	%	$000s	%
US federal statutory rate	(19,486)	21.00	(12,380)	21.00	3,984	21.00
Effects of state tax rate in U.S.	(8,043)	8.67	(4,484)	7.61	1,844	9.72
R&D and orphan drug tax credits	(6,876)	7.41	(5,056)	8.58	(5,642)	(29.74)
Non deductible share based payment expenses	788	(0.85)	555	(0.94)	327	1.73
Finance income/(costs) – fair value accounting	(28,783)	31.02	(2,017)	3.42	919	4.84
Loss with respect to associate for which no deferred tax asset is recognized	1,413	(1.52)	11,542	(19.58)	—	—
Change in blended state rate impact due to state apportionment change	(8,856)	9.54	—	—	—	—
Transaction Costs	—	—	309	(0.52)	361	1.91
Interest Expense	69	(0.07)	217	(0.37)	(2,258)	(11.91)
Executive Compensation	300	(0.32)	746	(1.27)	827	4.36
Recognition of deferred tax assets and tax benefits not previously recognized	(184)	0.20	(414)	0.70	—	—
Current year losses for which no deferred tax asset is recognized	17,287	(18.63)	14,375	(24.38)	13,948	73.53
Sonde Deconsolidation	(3,572)	3.85	—	—	—	—
Other	224	(0.25)	363	(0.62)	91	0.48
	(55,719)	60.05	3,756	(6.37)	14,401	75.92

Financial statements

PureTech Health plc Annual report and accounts 2022 165

Notes to the Consolidated Financial Statements — continued

25. Taxation — continued

The Company is also subject to taxation in the UK but to date no taxable income has been generated in the UK. Changes in corporate tax rates can change both the current tax expense (benefit) as well as the deferred tax expense (benefit).

Deferred Tax Assets and Liabilities

Deferred tax assets have been recognized in the U.S. jurisdiction in respect of the following items:

As of December 31	2022 $000s	2021 $000s
Operating tax losses	**48,317**	46,982
Tax credits	**11,101**	10,673
Share-based payments	**8,423**	7,265
Capitalized Research & Experimental Expenditures	**36,084**	—
Investment in Associates	**13,036**	11,542
Lease Liability	**7,143**	8,969
Other temporary differences	**2,957**	2,665
Deferred tax assets	**127,061**	88,096
Investments held at fair value	**(47,877)**	(96,804)
ROU asset	**(3,519)**	(4,667)
Fixed assets	**(2,348)**	(3,547)
Deferred tax liabilities	**(53,744)**	(105,018)
Deferred tax assets (liabilities), net	**73,317**	(16,922)
Deferred tax liabilities, net, recognized	**(19,645)**	(89,765)
Deferred tax assets (liabilities), net, not recognized	**92,962**	72,843

We have recognized deferred tax assets related to entities in the U.S. Federal and Massachusetts consolidated return groups due to future reversals of existing taxable temporary differences that will be sufficient to recover the net deferred tax assets. Our unrecognized deferred tax assets of $93.0 million are primarily related to tax credit, loss carryforwards and deductible temporary differences in subsidiaries outside the U.S. Federal and Massachusetts consolidated return groups. Such deferred tax assets have not been recognized because it is not probable that future taxable profits will be available to support their realizability. The unrecognized deferred tax assets, to a lesser extent, also relate to unrecognized deferred tax assets with respect to a portion of Section 174 capitalized research & experimental expenditures which became effective in 2022 under the Tax Cuts and Jobs Act and an investment in an associate since the Group does not believe it is probable that such tax benefits will be realized in the foreseeable future.

There was movement in deferred tax recognized, which impacted income tax expense by approximately $70.1 million benefit, primarily related to changes in the value of investments and Section 174 capitalized research & experimental expenditures. The Company sold a portion of its stock in Karuna and VOR during 2022 resulting in net taxable income and current tax expense of $14.4 million.

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following carryforward losses, credits and temporary differences, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

	2022 $000s		2021 $000s	
As of December 31	**Gross Amount**	**Tax Effected**	Gross Amount	Tax Effected
Deductible Temporary Difference	**132,145**	**33,544**	59,925	16,224
Tax Losses	**219,466**	**48,317**	215,425	46,982
Tax Credits	**11,101**	**11,101**	9,636	9,636
Total	**362,712**	**92,962**	284,986	72,843

166 PureTech Health plc Annual report and accounts 2022

Financial statements

Notes to the Consolidated Financial Statements — continued

25. **Taxation** — continued

Tax Losses and tax credits carryforwards

Tax losses and tax credits for which no deferred tax asset was recognized

	2022 $000s		2021 $000s	
As of December 31	**Gross Amount**	**Tax Effected**	Gross Amount	Tax Effected
Tax losses expiring:				
Within 10 years	**23,930**	**5,387**	19,735	4,343
More than 10 years	**42,822**	**10,509**	47,937	11,611
Available Indefinitely	**152,714**	**32,421**	147,753	31,028
Total	**219,466**	**48,317**	215,425	46,982
Tax credits expiring:				
Within 10 years	**43**	**43**	4	4
More than 10 years	**11,058**	**11,058**	9,632	9,632
Available indefinitely	**—**	**—**	—	—
Total	**11,101**	**11,101**	9,636	9,636

The Group had U.S. federal net operating losses carry forwards ("NOLs") of approximately $219.5 million, $215.4 million and $169.7 million as of December 31, 2022, 2021 and 2020, respectively, which are available to offset future taxable income. These NOLs expire through 2037 with the exception of $152.7 million which is not subject to expiration. The Group had U.S. Federal research and development tax credits of approximately $4.5 million, $3.9 million and $3.9 million as of December 31, 2022, 2021 and 2020, respectively, which are available to offset future taxes that expire at various dates through 2042. The Group also had Federal Orphan Drug credits of approximately $6.1 million and $5.7 million as of December 31, 2022, and 2021, which are available to offset future taxes that expire at various dates through 2042. A portion of these Federal NOLs and credits can only be used to offset the profits from the Company's subsidiaries who file separate Federal tax returns. These NOLs and credits are subject to review and possible adjustment by the Internal Revenue Service.

The Group had state net operating losses carry forwards ("NOLs") of approximately $71.7 million, $27.9 million and $67.4 million for the years ended December 31, 2022, 2021 and 2020, respectively, which are available to offset future taxable income. These NOLs expire at various dates beginning in 2030. The Group had Massachusetts research and development tax credits of approximately $0.6 million, $1.3 million and $2.1 million for the years ended December 31, 2022, 2021 and 2020, respectively, which are available to offset future taxes and expire at various dates through 2037. These NOLs and credits are subject to review and possible adjustment by the Massachusetts Department of Revenue.

Utilization of the NOLs and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company notes that a 382 analysis was performed through December 31, 2022. The results of this analysis concluded that certain net operating losses were subject to limitation under Section 382 of the Internal Revenue Code. None of the Company's tax attributes which are subject to a restrictive Section 382 limitation have been recognized in the financial statements.

Tax Balances

The current tax related balances are presented in the Statement of Financial Position as follows:

As of December 31	2022 $000s	2021 $000s
Income tax receivable – current	**10,040**	4,514
Trade and Other Payables	**(57)**	(57)

Uncertain Tax Positions

The Company has no uncertain tax positions as of December 31, 2022. U.S. corporations are routinely subject to audit by federal and state tax authorities in the normal course of business.

Financial statements

PureTech Health plc Annual report and accounts 2022 167

168 PureTech Health plc Annual report and accounts 2022 Fi na nc ia l s ta te m en ts 26. Subsequent Events The Company has evaluated subsequent events after December 31, 2022, the date of issuance of the Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Consolidated Financial Statements or notes thereto, except for the following: On March 1, 2023 Vedanta issued convertible debt to a syndicate of investors. The initial close of the debt was for proceeds of approximately $88.5 million. The note carries an interest rate of 9 percent per annum. The debt has various conversion triggers and the conversion price is established at the lower of 80% of the equity price of the last financing round, or a certain pre-money valuation cap established in the agreement. As part of the issuance of the debt, the convertible debt holders were granted representation in Vedanta's Board of Directors and PureTech lost control over Vedanta. On April 24, 2023, Vedanta closed the second tranche of the convertible debt for additional proceeds of $18.0 million, of which $5.0 million were invested by the Company. On March 22, 2023, the Company entered into an agreement with Royalty Pharma according to which Royalty Pharma acquired an interset in the Group's royalty from Karuna's KarXT, with $100.0 million in cash up-front, and up to $400.0 million in additional cash consideration, contingent on the achievement of certain regulatory and commercial milestones. Gelesis On February 21, 2023, the Company entered into a Note and Warrant Purchase agreement with Gelesis for $5.0 million cash consideration. As part of the agreement, the Company received a short term convertible senior secured note of $5.0 million and warrants to purchase additional shares of Gelesis' common stock. The note carries an interest rate of 12 percent per annum and holds an initial maturity date of July 31, 2023 unless the note is earlier converted or redeemed by the issuer. On April 10, 2023, the NYSE commenced proceedings to delist the common stock of Gelesis from the NYSE due to Gelesis ceasing to meet certain conditions to trade on such stock exchange. Trading in the Gelesis’s common stock was suspended immediately, and it was subsequently delisted from the NYSE. The common stock of Gelesis is currently available for trading in the over-the-counter (“OTC”) market under the symbol GLSH. In addition, in April 2023 PureTech submitted a non-binding proposal to acquire all of the outstanding equity of Gelesis. Negotiations related to the proposal and any potential deal remain ongoing and are subject to, among other things, approval of any definitive transaction by independent committees of the boards of both Gelesis and PureTech. Notes to the Consolidated Financial Statements — continued

PureTech Health plc Statement of Financial Position

For the years ended December 31

	Note	2022 $000s	2021 $000s
Assets			
Non-current assets			
Investment in subsidiary	2	**452,374**	148,086
Intercompany long-term receivable	3	**—**	297,909
Total non-current assets		**452,374**	445,995
Current assets			
Other receivables		**57**	—
Cash and cash equivalents		**38,503**	—
Total current assets		**38,560**	—
Total assets		**490,934**	445,995
Equity and liabilities			
Equity			
Share capital	4	**5,455**	5,444
Share premium	4	**289,624**	289,304
Treasury stock		**(26,492)**	—
Merger reserve	4	**138,506**	138,506
Other reserve	4	**18,114**	7,730
Retained Earnings/(Accumulated deficit) – (Income for the year $59,198)	4	**45,175**	(14,022)
Total equity		**470,382**	426,961
Current liabilities			
Trade and other payables		**2,475**	1,856
Intercompany payables	5	**18,078**	17,179
Total current liabilities		**20,553**	19,034
Total equity and liabilities		**490,934**	445,995

Please refer to the accompanying Notes to the PureTech Health plc financial information. Registered number: 09582467.

The PureTech Health plc financial statements were approved by the Board of Directors and authorized for issuance on April 27, 2023 and signed on its behalf by:



Daphne Zohar
Chief Executive Officer

April 27, 2023

The accompanying Notes are an integral part of these financial statements.

Financial statements

PureTech Health plc Annual report and accounts 2022 **169**

PureTech Health plc Statements of Cash Flows

For the years ended December 31

	2022 $000s	2021 $000s
Cash flows from operating activities		
Net income (loss)	59,198	(3,401)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Non-cash items:		
Changes in operating assets and liabilities:		
Other receivables	(57)	—
Intercompany payable	5,236	2,167
Accounts payable and accrued expenses	619	1,235
Net cash provided by (used in) operating activities	64,995	—
Cash flows from investing activities:		
Net cash provided by (used in) investing activities	—	—
Cash flows from financing activities:		
Purchase of treasury stocks	(26,492)	—
Net cash provided by (used in) financing activities	(26,492)	—
Net increase in cash and cash equivalents	38,503	—
Cash and cash equivalents at beginning of year	—	—
Cash and cash equivalents at end of year	38,503	—
Supplemental disclosure of non-cash investing and financing activities:		
Increase (Decrease) in investment against share-based awards	10,384	(12,995)
Conversion of intercompany receivable (net of a portion of intercompany payable) into investment	293,904	—
Exercise of share-based awards against intercompany receivable	332	352

The accompanying Notes are an integral part of these financial statements.

Financial statements

170 PureTech Health plc Annual report and accounts 2022

PureTech Health plc Statements of Changes in Equity

For the years ended December 31

	Share Capital			Treasury Shares					
	Shares	Amount $000s	Share Premium $000s	Shares	Amount $000s	Merger Reserve $000s	Other Reserve $000s	Retained earnings/ (Accumulated deficit) $000s	Total equity $000s
Balance January 1, 2021	**285,885,025**	**5,417**	**288,978**	**—**	**—**	**138,506**	**20,725**	**(10,620)**	**443,005**
Total comprehensive loss for the year	—	—	—	—	—	—	—	—	—
Exercise of share-based awards	1,911,560	27	326	—	—	—	—	—	352
Equity settled share-based payments	—	—	—	—	—	—	7,109	—	7,109
Settlement of restricted stock units	—	—	—	—	—	—	(10,749)	—	(10,749)
Vesting of share-based awards and net share exercise	—	—	—	—	—	—	(2,582)	—	(2,582)
Reclassification of equity settled awards to liability awards in subsidiary	—	—	—	—	—	—	(6,773)	—	(6,773)
Net loss	—	—	—	—	—	—	—	(3,401)	(3,401)
Balance December 31, 2021	**287,796,585**	**5,444**	**289,303**	**—**	**—**	**138,506**	**7,730**	**(14,022)**	**426,961**
Total comprehensive loss for the year	—	—	—	—	—	—	—	—	—
Exercise of share-based awards	577,022	11	321	—	—	—	—	—	332
Equity settled share-based payments	—	—	—	—	—	—	8,856	—	8,856
Settlement of restricted stock units	788,046	—	—	—	—	—	1,528	—	1,528
Purchase of Treasury stock	—	—	—	(10,595,347)	(26,492)	—	—	—	(26,492)
Net income	—	—	—	—	—	—	—	59,198	59,198
Balance December 31, 2022	**289,161,653**	**5,455**	**289,624**	**(10,595,347)**	**(26,492)**	**138,506**	**18,114**	**45,176**	**470,382**

The accompanying Notes are an integral part of these financial statements.

Financial statements

PureTech Health plc Annual report and accounts 2022 171

172 PureTech Health plc Annual report and accounts 2022 Fi na nc ia l s ta te m en ts 1. Accounting policies Basis of Preparation and Measurement The financial statements of PureTech Health plc (the “Parent”) are presented as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021, and have been prepared under the historical cost convention in accordance with international accounting standards in conformity with the requirements of UK-adopted International Financial Reporting Standards (IFRSs). The financial statements of PureTech Health plc also comply fully with IFRSs as issued by the International Accounting Standards Board (IASB). A summary of the significant accounting policies that have been applied consistently throughout the year are set out below. Functional and Presentation Currency The functional currency of the Parent is United States (“U.S.”) Dollars and the financial statements are presented in U.S. Dollars. Investments Investments are stated at historic cost less any provision for impairment in value and are held for long-term investment purposes. Provisions are based upon an assessment of events or changes in circumstances that indicate that an impairment has occurred such as the performance and/or prospects (including the financial prospects) of the investee company being significantly below the expectations on which the investment was based, a significant adverse change in the markets in which the investee company operates or a deterioration in general market conditions. Impairment If there is an indication that an asset might be impaired, the Parent would perform an impairment review. An asset is impaired if the recoverable amount, being the higher of net realizable value and value in use, is less than its carrying amount. Value in use is measured based on future discounted cash flows attributable to the asset. In such cases, the carrying value of the asset is reduced to recoverable amount with a corresponding charge recognized in the profit and loss account. Dividend Income Dividend received from the Parent's subsidiary is recorded as dividend income in the profit and loss statement. Financial Instruments Currently the Parent does not enter into derivative financial instruments. Financial assets and financial liabilities are recognized and cease to be recognized on the basis of when the related titles pass to or from the Parent Company. Equity Settled Share Based Payments Share based payment awards granted in subsidiaries to employees and consultants to be settled in Parent's equity instruments are accounted for as equity-settled share-based payment transactions in accordance with IFRS 2. The grant date fair value of employee share-based payment awards granted in subsidiaries is recognized as an increase to the investment with a corresponding increase in equity over the requisite service period related to the awards. The fair value is measured using an option pricing model, which takes into account the terms and conditions of the options granted. When the subsidiary settles the equity awards other than by the Parent's equity the settlement is recorded as a decrease in equity against a corresponding decrease to the investment account. 2. Investment in subsidiary $000s Balance at May 8, 2015 — Investment in PureTech LLC as a result of the reverse acquisition 141,348 Increase due to equity settled share based payments granted to employees and service providers in subsidiaries 19,734 Balance at December 31, 2020 161,082 Decrease due to equity settled share based payments granted to employees and service providers in subsidiaries (12,996) Balance at December 31, 2021 148,086 Increase due to equity settled share based payments granted to employees and service providers in subsidiaries 10,384 Conversion of intercompany receivable (net of a portion of intercompany payable) into investment 293,904 Balance at December 31, 2022 452,374 PureTech consists of the Parent and its subsidiaries (together, the “Group”). Investment in subsidiary represents the Parent’s investment in PureTech LLC as a result of the reverse acquisition of the Group’s financial statements immediately prior to the Parent’s initial public offering (“IPO”) on the London Stock Exchange in June 2015. PureTech LLC operates in the U.S. as a US-focused scientifically driven research and development company that conceptualizes, sources, validates and commercializes different approaches to advance the needs of human health. For a summary of the Parent’s indirect subsidiaries please refer to Note 1 of the Consolidated Financial Statements of PureTech Health plc. In 2020, the Parent recognized a $19.7 million increase in its investment in its operating subsidiary PureTech LLC due to equity settled share based payments granted to employees and service providers in subsidiaries. $24.8 million out of such amount related to amounts which should have been recognized at December 31, 2019. The prior year balance sheet has not been adjusted since the Directors do not believe this item is qualitatively material to users of the financial statements, it has no impact on distributable reserves of the Parent and no impact on the Group consolidated financial statements. The disclosure Notes to the Financial Statements

PureTech Health plc Annual report and accounts 2022 173 Fi na nc ia l s ta te m en ts relating to such share based payment awards is detailed in Note 8 of the accompanying Consolidated Financial Statements. The decrease in 2021 and increase in 2022 due to such share based payments results from the expense related to the grant of equity settled share based awards, as well as settlements and payments of these equity awards by the subsidiaries, or settlement of share based payments through equity by the Company. 3. Share capital and reserves PureTech plc was incorporated with the Companies House under the Companies Act 2006 as a public company on May 8, 2015. On March 12, 2018, the Company raised approximately $100.0 million, before issuance costs and other expenses, by way of a Placing of 45,000,000 placing shares. On June 24, 2015, the Company authorized 227,248,008 of ordinary share capital at one pence apiece. These ordinary shares were admitted to the premium listing segment of the United Kingdom’s Listing Authority and traded on the Main Market of the London Stock Exchange for listed securities. In conjunction with the authorization of the ordinary shares, the Parent completed an IPO on the London Stock Exchange, in which it issued 67,599,621 ordinary shares at a public offering price of 160 pence per ordinary share, in consideration for $159.3 million, net of issuance costs of $11.8 million. Additionally, the IPO included an over-allotment option equivalent to 15 percent of the total number of new ordinary shares. The stabilization manager provided notice to exercise in full its over-allotment option on July 2, 2015. As a result, the Parent issued 10,139,943 ordinary shares at the offer price of 160 pence per ordinary share, which resulted in net proceeds of $24.2 million, net of issuance costs of $0.8 million. During the years ended December 31, 2022 and 2021, Other reserves increased (decreased) by $10.4 million and $(13.0) million, respectively due to equity settled share based payments granted to employees and service providers in subsidiaries. See Note 2 above. Treasury stock On May 9, 2022, PureTech Health plc (the “Company”) announced the commencement of a $50.0 million share repurchase program of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches. In respect of the two tranches, PureTech entered into an irrevocable (see below) non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25.0 million for each tranche, and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. The instruction to Jeffries may be amended or withdrawn so long as the Company is not in a close period or otherwise in possession of inside information. Any purchases of Ordinary Shares under the Program were carried out on the London Stock Exchange and could be carried out on any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its annual general meeting on May 27, 2021, and relevant Rules and Regulations. All Ordinary Shares repurchased under the Program are held in treasury. As of December 31, 2022, the Company repurchased an aggregate of 10,595,347 Ordinary Shares under the share repurchase program. 4. Intercompany payables The Parent has a balance due to its operating subsidiary PureTech LLC of $18.1 million as of December 31, 2022, which is related to IPO costs and operating expenses. These intercompany payables do not bear any interest and are repayable upon demand. 5. Profit and loss account As permitted by Section 408 of the Companies Act 2006, the Parent’s profit and loss account has not been included in these financial statements. The Parent’s income for the year was $59.2 million. During the year ended December 31, 2022 the Parent recorded income of $65.0 million in respect of dividend received from its subsidiary. 6. Directors’ remuneration, employee information and share-based payments The remuneration of the executive Directors of the Parent Company is disclosed in Note 24, Related Parties Transactions, of the accompanying Consolidated Financial Statements. Full details for Directors’ remuneration can be found in the Directors’ Remuneration Report. Full detail of the share-based payment charge and the related disclosures can be found in Note 8, Share-based Payments, of the accompanying Consolidated Financial Statements. The Parent had no employees during 2022 or 2021. Notes to the Financial Statements — continued 2. Investment in subsidiary — continued

174 PureTech Health plc Annual report and accounts 2022 Fi na nc ia l s ta te m en ts We were incorporated and registered under the laws of England and Wales with the Registrar of Companies of England and Wales, United Kingdom in May 2015 as “PureTech Health plc.” Our predecessor entity, PureTech Health LLC, or our Predecessor Entity, commenced formal operations and began engaging in initial sourcing activities in 2004, raising its first financing round greater than $5 million in the same year. The Predecessor Entity was acquired by PureTech Health plc on June 18, 2015 in a reorganization completed in connection with our initial public offering on the London Stock Exchange. The Predecessor Entity is now a wholly-owned subsidiary of PureTech Health plc. Our registered office is situated at 8th Floor, 20 Farringdon Street, London EC4A 4AB, United Kingdom, and our telephone number is +(1) 617 482 2333. Our U.S. operations are conducted by our wholly-owned subsidiary PureTech Health LLC, a Delaware limited liability company. Our ordinary shares have traded on the main market of the London Stock Exchange since June 2015 and our ADSs have traded on the Nasdaq Global Market since November 2020. Our agent for service of process in the United States is PureTech Health LLC located at 6 Tide Street, Suite 400, Boston, Massachusetts 02210 where our corporate headquarters and laboratories are located. Our website address is http://puretechhealth.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited in this annual report is not part of hereof. History and Development of the Company

PureTech Health plc Annual report and accounts 2022 175 A d d it io na l i nf o rm at io n You should read this Annual Report and Accounts, our associated Annual Report on Form 20-F and the documents that we have filed as exhibits to the Annual Report on 20-F completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. This Annual Report and Accounts and our associated Annual Report on Form 20-F include statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information Risks Related to our Financial Position and Need for Additional Capital We are a clinical-stage biotherapeutics company and have incurred significant operating losses since our inception. We may continue to incur significant operating losses for the foreseeable future. Investment in biotechnology therapeutic development, as well as medical device development, is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential therapeutic candidate will be unable to demonstrate effectiveness or an acceptable safety profile, gain regulatory approval or certification (where applicable) and become commercially viable. To date, only two of our Founded Entities’ therapeutics, Gelesis, Inc.’s Plenity® and Akili Interactive Labs, Inc.’s EndeavorRx®, have received marketing authorization from the U.S. Food and Drug Administration, or the FDA, and have been CE Marked in the European Union, or EU. All of the therapeutic candidates in our Wholly Owned Pipeline and the majority of our Founded Entities’ therapeutic candidates may require substantial additional development time, including extensive clinical research, and resources before we would be able to apply for or receive regulatory clearances, certifications or approvals and begin generating revenue from therapeutic sales. Since our inception, we have invested most of our resources in developing our technology and therapeutic candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations, including with respect to our Founded Entities. We are not operationally profitable and have incurred operating losses in each year since our inception. Our operating losses for the years ended December 31, 2020, 2021 and 2022 were $119.6 million, $149.2 million and $197.8 million, respectively. We have no therapeutics developed in our Wholly Owned Pipeline approved for commercial sale and have not generated any revenues from therapeutic sales, and we and our Founded Entities have financed operations solely through the sale of equity securities, revenue from strategic alliances and government funding and, with respect to certain of our Founded Entities, debt financings. We continue to incur significant research and development, or R&D, and other expenses related to ongoing operations and expect to incur losses for the foreseeable future. We anticipate continued losses for the foreseeable future. Due to risks and uncertainties associated with the development of drugs, biologics and medical devices, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, our expenses could increase beyond our current expectations if we are required by the FDA, the European Medicines Agency, or the EMA, or other comparable foreign regulatory authorities and notified bodies in the EU to perform preclinical studies or clinical trials in addition to those that we currently anticipate, or if there are any delays in any of our or our future collaborators’ clinical trials or the development of our existing therapeutic candidates and any other therapeutic candidates that we may identify. Even if our existing therapeutic candidates or any future therapeutic candidates that we may identify are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved therapeutic and ongoing compliance efforts. As of December 31, 2022, we had never generated revenue from the therapeutic candidates within our Wholly Owned Pipeline, and we may never be operationally profitable. While Gelesis, Inc., or Gelesis, and Akili Interactive Labs, Inc., or Akili, have received marketing authorization for Plenity and EndeavorRx, respectively, from the FDA and certification from notified bodies in the EU, we may never be able to develop or commercialize marketable therapeutics or achieve operational profitability. Revenue from the sale of any therapeutic candidate for which regulatory clearance, certification, authorization or approval is obtained will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory clearance, certification, authorization or approval, the accepted price for the therapeutic, the ability to obtain reimbursement at any price and whether we own the commercial rights for that territory. Our growth strategy depends on our ability to generate revenue. In addition, if the number Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and Accounts, including the following risk factors which we face and which are faced by our industry. These risks are not listed in any particular order of priority and are intended to supplement the risks identified elsewhere. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occur. This Annual Report and Accounts and our associated Annual Report on Form 20-F also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere. All statements contained in this Annual Report and Accounts and our associated Annual Report on Form 20-F, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this Annual Report and Accounts and associated Annual Report on Form 20-F include, among other things, statements about: • our ability to realize value from our Founded Entities, which may be impacted if we reduce our ownership to a minority interest or otherwise cede control to other investors through contractual agreements or otherwise; • the success, cost and timing of our clinical development of our Wholly Owned Programs, including the progress of, and results from, our preclinical and clinical trials of LYT-100, LYT-200, LYT-300, LYT-310, LYT-503 /IMB-150, or our therapeutics candidates, and our technology platforms and other potential therapeutic candidates within our Wholly Owned Pipeline; • our ability to obtain and maintain regulatory clearance, certification, authorization, or approval of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities, and any related restrictions, limitations or warnings in the label of any of the therapeutic candidates, if cleared, certified, authorized, or approved; • our ability to compete with companies currently marketing or engaged in the development of treatments for indications within our Wholly Owned Pipeline or those of our Founded Entities are designed to target; • our plans to pursue research and development of other future therapeutic candidates; • the potential advantages of the therapeutic candidates within our Wholly Owned Pipeline and the therapeutic candidates being developed by our Founded Entities; • the rate and degree of market acceptance and clinical utility of our therapeutic candidates; • the success of our collaborations and partnerships with third parties; • our estimates regarding the potential market opportunity for the therapeutic candidates within our Wholly Owned Pipeline and the therapeutic candidates being developed by our Founded Entities; • our sales, marketing and distribution capabilities and strategy; • our ability to establish and maintain arrangements for manufacture of the therapeutic candidates within our Wholly Owned Pipeline and therapeutic candidates being developed by our Founded Entities; • our intellectual property position; • our expectations related to the use of capital; • the effect of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations; • our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; • the impact of government laws and regulations; and • our competitive position. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. You should refer to the below for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. Risk Factor Annex

176 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n Our future funding requirements, both short-term and long-term, will depend on many factors, including, but not limited to: • the time and cost necessary to complete ongoing, planned and future unplanned clinical trials (such term to include clinical studies in these Risk Factors where context requires and the item being studied or subject of a potential study may be regulated as a medical device in the EU), including our ongoing clinical trials for certain of our therapeutic candidates, and potential future clinical trials for certain of our therapeutic candidates; • the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable foreign regulatory authorities; • the progress, timing, scope and costs of our preclinical studies, clinical trials and other related activities for our ongoing and planned clinical trials, and potential future clinical trials; • the costs of obtaining clinical and commercial supplies of raw materials and drug products for the therapeutic candidates within our Wholly Owned Pipeline, as applicable, and any other therapeutic candidates we may identify and develop; • our ability to successfully identify and negotiate acceptable terms for third-party supply and contract manufacturing agreements with contract manufacturing organizations, or CMOs; • the costs of commercialization activities for any of the therapeutic candidates within our Wholly Owned Pipeline that receive marketing approval, including the costs and timing of establishing therapeutic sales, marketing, distribution and manufacturing capabilities, or entering into strategic collaborations with third parties to leverage or access these capabilities; • the amount and timing of sales and other revenues from the therapeutic candidates within our Wholly Owned Pipeline, if approved, including the sales price and the availability of coverage and adequate third-party reimbursement; • the cash requirements of our Founded Entities and our ability and willingness to provide them with financing; • the cash requirements of any future acquisitions or discovery of therapeutic candidates; • the time and cost necessary to respond to technological and market developments, including other therapeutics that may compete with one or more of our Wholly Owned Programs; • the costs of acquiring, licensing or investing in intellectual property rights, therapeutics, therapeutic candidates and businesses; • our ability to attract, hire and retain qualified personnel as we expand R&D and establish a commercial infrastructure; • the costs of maintaining, expanding and protecting our intellectual property portfolio; • the costs of operating as a public company in the United Kingdom, or UK, and the United States and maintaining listings on both the London Stock Exchange, or the LSE, and The Nasdaq Global Market, or Nasdaq; and • costs associated with any adverse market conditions or other macroeconomic factors. We cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit or terminate one or more research or development programs or the potential commercialization of any approved therapeutics or be unable to expand operations or otherwise capitalize on business opportunities, as desired, which could materially affect our business, prospects, financial condition and results of operations. Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to current therapeutic candidates or to any future therapeutic candidates on unfavorable terms. We expect our expenses to increase in connection with our planned operations. Unless and until we can generate a substantial amount of revenue from the therapeutic candidates within our Wholly Owned Pipeline or royalties and other monetization events related to our Founded Entities, we expect to finance our future cash needs through a combination of public and private equity offerings, debt financings, strategic partnerships, sales of assets and alliances and licensing arrangements. We, and indirectly, our shareholders, may bear the cost of issuing and servicing any such securities and of entering into and maintaining any such strategic partnerships or other arrangements. Because any decision by us to issue debt or equity securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or of addressable patients is not as anticipated, the indication or intended use cleared, certified, authorized or approved by regulatory authorities or notified bodies is narrower than expected, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such therapeutics, even if cleared, certified, authorized or approved. Even if we are able to generate revenue from the sale of any cleared, certified, authorized or approved therapeutics, we may not become operationally profitable and may need to obtain additional funding to continue operations. Even if we achieve operational profitability in the future, we may not be able to sustain profitability in subsequent periods. If we are unable to achieve sustained profitability, it would depress the value of our company and could impair our ability to raise capital, expand our business, diversify our R&D pipeline, market the therapeutic candidates within our Wholly Owned Pipeline, if cleared or approved, and pursue or continue our operations. Our prior losses, combined with expected future losses, have had and may continue to have an adverse effect on our shareholders’ equity and working capital. We may require substantial additional funding to achieve our business goals. If we are unable to obtain this funding when needed and on acceptable terms, we could be forced to delay, limit or terminate certain of our therapeutic development efforts. Certain of our Founded Entities will similarly require substantial additional funding to achieve their business goals. Across our Wholly Owned Programs and our Founded Entities, we established the underlying programs and platforms that have resulted in the development of 27 therapeutics and therapeutic candidates, including two (Plenity and EndeavorRx) that have received both U.S. FDA clearance and European marketing authorization and a third (KarXT) that we expect will soon be filed for FDA approval. Developing biotherapeutics is expensive and time-consuming, and with respect to the therapeutic candidates within our Wholly Owned Pipeline, we expect to require substantial additional capital to conduct research, preclinical studies and clinical trials for our current and future programs, establish pilot scale and commercial scale manufacturing processes and facilities, seek regulatory approvals for the therapeutic candidates within our Wholly Owned Pipeline and launch and commercialize any therapeutics for which we receive regulatory approval, including building our own commercial sales, marketing and distribution organization. With respect to our Founded Entities’ programs, we anticipate that we will continue to fund a small portion of development costs by strategically participating in such companies’ financings when doing so would be in the interests of our shareholders. The form of any such participation may include investment in public or private financings, collaboration and partnership arrangements and licensing arrangements, among others. Our management and strategic decision makers have not made decisions regarding the future allocation of certain of our resources among our Founded Entities, but evaluate the needs and opportunities with respect to each of these Founded Entities routinely and on a case- by-case basis. In connection with any collaboration agreements relating to our Wholly Owned Programs, we are also responsible for the payments to third parties of expenses that may include milestone payments, license maintenance fees and royalties, including in the case of certain of our agreements with academic institutions or other companies from whom intellectual property rights underlying their respective programs have been in-licensed or acquired. Because the outcome of any preclinical or clinical development and regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development, regulatory approval or certification process and potential commercialization of our Wholly Owned Programs and any future therapeutic candidates we may identify. As of December 31, 2022, we had cash, cash equivalents and short term investments of $339.5 million at the PureTech Health plc level. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, sales of assets or programs, other sources, such as strategic collaborations or license and development agreements, or a combination of these approaches. Even if we believe we have sufficient funds for our current or future operating plans, we may opportunistically seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing therapeutic development and corporate activities. Any such additional fundraising efforts for us may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize therapeutic candidates that we may identify and pursue. Moreover, such financing may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business.

PureTech Health plc Annual report and accounts 2022 177 Risk Factor Annex — continued A d d it io na l i nf o rm at io n As certain of our Founded Entities have completed equity financings, they have entered into certain agreements with the investors participating in such financings, including us. We are party to voting agreements with Entrega, Inc., or Entrega, Sonde Health, Inc., or Sonde and Follica, Incorporated, or Follica; investors’ rights agreements with Akili, Follica, Vedanta, Entrega, Sonde and Vor Biopharma Inc., or Vor, and stockholders’ agreements with Gelesis, Akili, Follica, Vedanta, Entrega, and Sonde, pursuant to which we are subject to certain restrictions on the transfer or sale of shares (e.g., pre-emptive rights or drag-along, tag-along rights or lock up agreements), and we may not be able freely to transfer our interest in such Founded Entities or procure the sale of the entire issued share capital of such Founded Entities, similar to other investors who are party to these agreements. In addition, many of our Founded Entities have employee share plans which further dilute our interest in such business. If the affairs of one or more of our Founded Entities were to be conducted in a manner detrimental to our interests or intentions or if we were unable to realize our interest in a Founded Entity or suffer dilution of our shareholding, this could have a material adverse effect on our business, financial condition or results of operation and prospects. Our overall value may be dominated by a single or limited number of our Founded Entities. A large proportion of our overall value may at any time reside in a small proportion of our Founded Entities. Accordingly, there is a risk that if one or more of the intellectual property or commercial rights relevant to a valuable business were impaired, this would have a material adverse impact on our overall value. Furthermore, a large proportion of our overall revenue may at any time be the subject of one, or a small number of, licensed technologies. Should the relevant licenses be terminated or expire this would be likely to have a material adverse effect on the revenue received by us. Any material adverse impact on the value of the business of a Founded Entity could, in the situations described above, or otherwise, have a material adverse effect on our business, financial condition, trading performance and/or prospects. We have limited information about and limited control or influence over our Non-Controlled Founded Entities. While we maintain ownership of equity interests in our Non-Controlled Founded Entities, we do not maintain voting control or direct management and development efforts for these entities. Each of these entities are independently managed, and we do not control the clinical and regulatory development of these Non-Controlled Founded Entities’ therapeutic candidates. Any failure by our Non-Controlled Founded Entities to adhere to regulatory requirements, initiate preclinical studies and clinical trials on schedule or to obtain clearances or approvals for their therapeutic candidates could have an adverse effect on our business, financial condition, results of operation and prospects. The information included in this report about our Non-Controlled Founded Entities is based on (i) our knowledge, which may in some cases be limited, (ii) information that is publicly available, including the public filings of SEC reporting companies, such as Karuna, Vor, Akili and Gelesis, and (iii) information provided to us by our Non-Controlled Founded Entities. Where a date is provided, the information included in this report about our Non-Controlled Founded Entities is as of that date and you should not assume that it is accurate as of any other date. As such, there may be developments at our Non-Controlled Founded Entities of which we are unaware that could have an adverse effect on our business, financial condition, results of operation and prospects. Our Founded Entities are difficult to value given that many of their therapeutic candidates are in the development stage. Investments in early-stage companies, particularly privately held entities, are inherently difficult to value since sales, cash flow and tangible asset values are very limited, which makes the valuation highly dependent on expectations of future development, and any future significant revenues would only arise in the medium to longer terms and are uncertain. Equally, investments in companies just commencing the commercial stage are also difficult to value since sales, cash flow and tangible assets are limited, they have only commenced initial receipts of revenues and valuations are still dependent on expectations of future development. There can be no guarantee that our valuation of our Founded Entities will be considered to be correct in light of the early stage of development for many of these entities and their future performance. As a result, we may not realize the full value of our ownership in such Founded Entities which could adversely affect our business and results of operations. For example, on November 15, 2019, resTORbio, Inc., or resTORbio, announced that its lead therapeutic candidate, RTB101, did not meet its primary endpoint in its Phase 3 study and ceased further development leading to a decline in resTORbio’s stock price from $9.27 to $1.09 and our sale of 7,680,700 common shares of resTORbio. As a result of the foregoing, we recognized a total cash loss of approximately $10 million from our initial investment through sale of shares. nature of any future financing transactions. To the extent that we or our Founded Entities raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of additional indebtedness would result in increased fixed payment obligations and could involve additional restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term, but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or therapeutic candidates, or grant licenses or other rights on unfavorable terms. In addition, if any of our Founded Entities raises funds through the issuance of equity securities, our shareholders’ indirect equity interest in such Founded Entity could be substantially diminished. If any of our Founded Entities raises additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or these therapeutic candidates or grant licenses on terms that are not favorable to us. If we engage in acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks. We may engage in various acquisitions and strategic partnerships in the future, including licensing or acquiring complementary therapeutics, intellectual property rights, technologies or businesses. Any acquisition or strategic partnership may entail numerous risks, including: • increased operating expenses and cash requirements; • the assumption of indebtedness or contingent liabilities; • the issuance of our equity securities which would result in dilution to our shareholders; • assimilation of operations, intellectual property, therapeutics and therapeutic candidates of an acquired company, including difficulties associated with integrating new personnel; • the diversion of our management’s attention from our existing therapeutic programs and initiatives in pursuing such an acquisition or strategic partnership; • retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships; • risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing therapeutics or therapeutic candidates and regulatory approvals; and • our inability to generate revenue from acquired intellectual property, technology and/or therapeutics sufficient to meet our objectives or even to offset the associated transaction and maintenance costs. In addition, if we undertake such a transaction, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Risks Related to Our Founded Entities Our ability to realize value from our Founded Entities may be impacted if we reduce our ownership or otherwise cede control to other investors through contractual agreements or otherwise. We do not have a majority interest in our Non-Controlled Founded Entities. Our interests may be further reduced as such companies raise capital from third-party investors. In addition, we may agree to contractual arrangements for the funding of further developments by one or more of our Founded Entities. As a result, with respect to our Non-Controlled Founded Entities, we may not be able to exercise control over the affairs of such Founded Entity, including that Founded Entity’s governance arrangements and access to management and financial information. We are also party to agreements with certain of our Founded Entities that contain provisions which could force us to exit from that Founded Entity at a time and/or price determined by other investor(s) (for example, by the exercise of drag-along rights). If we were forced to exit out of a Founded Entity, this could have a material adverse effect on our business, financial condition or results of operations and prospects. In addition, if the affairs of one or more Founded Entities in which we hold a minority stake were to be conducted in a manner detrimental to our interests or intentions, our business, reputation and prospects may be adversely affected.

178 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n Founded Entities, with the exceptions of Gelesis and Akili, currently have no drugs or biologics approved or devices cleared, certified, authorized or approved for sale and have not generated any revenue from sales of drugs, biologics or devices. We cannot guarantee that we or our Founded Entities will be able in the future to develop or successfully commercialize any of our or their therapeutic candidates. Additionally, the FDA has limited experience reviewing live biological therapeutics using a defined cocktail of microbes, which could result in regulatory complexity in Vedanta’s pipeline. There is also no approved drug therapy for lymphedema, which will require us to engage in further discussions with the FDA on requirements for potential approval. Other than Gelesis’ Plenity and Akili’s EndeavorRx, all of our Wholly Owned Programs and our Founded Entities’ therapeutic candidates require additional development; management of preclinical, clinical, and manufacturing activities; and/or regulatory clearances, certification, authorization or approvals. In addition, we or our Founded Entities may need to obtain adequate manufacturing supply; build a commercial organization; commence marketing efforts; and obtain coverage and reimbursement before we generate any significant revenue from commercial therapeutic sales, if ever. Many of the therapeutic candidates in our Wholly Owned Pipeline and our Founded Entities’ therapeutic candidates are in early-stage research or translational phases of development, and the risk of failure for these programs is high. We cannot be certain that any of the therapeutic candidates in our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates will be successful in clinical trials or receive regulatory approval, authorization or clearance. Further, our Wholly Owned Programs or our Founded Entities’ therapeutic candidates may not receive regulatory clearance, certification, authorization or approval even if we believe they are successful in clinical trials. If we or our Founded Entities do not receive regulatory clearance, certification, authorization or approval for our or their therapeutic candidates, we may not be able to continue operations, which may result in dissolution, out- licensing the technology or pursuing an alternative strategy. Preclinical development is uncertain. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory clearance, authorization or approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business. Certain of our Wholly Owned Programs are in the preclinical stage, and their risk of failure is high. Before we can commence clinical trials for a therapeutic candidate, we must complete extensive preclinical testing and studies that support our planned INDs, in the United States, or similar applications in other jurisdictions. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin. Clinical trials of our or our Founded Entities’ therapeutic candidates may be delayed, and certain programs may never advance in the clinic or may be more costly to conduct than we anticipate, any of which can affect our ability to fund our company and would have a material adverse impact on our platform or our business. Clinical testing is expensive, time-consuming, and subject to uncertainty. We cannot guarantee that any of our ongoing and planned clinical trials will be conducted as planned or completed on schedule, if at all. Moreover, even if these trials are initiated or conducted on a timely basis, issues may arise that could result in the suspension or termination of such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include: • inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials; • delays in confirming target engagement, patient selection or other relevant biomarkers to be utilized in preclinical and clinical therapeutic candidate development; • delays in reaching a consensus with regulatory agencies as to the design or implementation of our clinical studies; • delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites; • delays in identifying, recruiting and training suitable clinical investigators; Certain of our and our Founded Entities’ therapeutics and therapeutic candidates represent novel therapeutic approaches and negative perception of any therapeutic or therapeutic candidate that we or they develop could adversely affect our ability to conduct our business, obtain and maintain regulatory clearance, authorization or approvals or identify alternate regulatory pathways to market for such therapeutic candidate. Certain of our and our Founded Entities’ therapeutic candidates are considered relatively new and novel therapeutic approaches. Our and their success will depend upon physicians who specialize in the treatment of diseases targeted by our and their therapeutic candidates, prescribing potential treatments that involve the use of our and their therapeutic candidates, if approved, in lieu of, or in addition to, existing treatments with which they are more familiar and for which greater clinical data may be available. Access will also depend on consumer acceptance and adoption of therapeutics that are commercialized. In addition, responses by the U.S., state or foreign governments to negative public perception or ethical concerns may result in new legislation or regulations that could limit our or our Founded Entities’ ability to develop or commercialize any therapeutic candidates, obtain or maintain regulatory approval, identify alternate regulatory pathways to market or otherwise achieve profitability. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our or our Founded Entities’ therapeutic candidates or demand for any therapeutics we or they may develop. For example, in the United States and the European Union, no therapeutics to date have been approved specifically demonstrating an impact on the microbiome as part of their therapeutic effect. Vedanta is developing a pipeline of microbiome-derived modulators for immune and infectious disease. Microbiome therapies may not be successfully developed or commercialized or gain the acceptance of the public or the medical community. Additionally, adverse events, or AEs, in non-investigational new drug application, or IND, human clinical studies and clinical trials of Vedanta’s therapeutic candidates or in clinical trials of other companies developing similar therapeutics and the resulting publicity, similarly to the AEs publicized with respect to Seres Therapeutics, Inc.’s SER-287 Phase 2 clinical trial, as well as any other AEs in the field of the microbiome, could result in a decrease in demand for any therapeutic that Vedanta may develop. Finally, the FDA, the EMA or other comparable foreign regulatory authorities may lack experience in evaluating the safety and efficacy of therapeutic candidates based on microbiome therapeutics, which could result in a longer than expected regulatory review process, increase expected development costs and delay or prevent potential commercialization of therapeutic candidates. Risks Related to the Clinical Development, Regulatory Review and Approval of our and our Founded Entities’ Therapeutic Candidates Risks Related to Clinical Development The therapeutic candidates within our Wholly Owned Pipeline and most of our Founded Entities’ therapeutic candidates are in preclinical or clinical development, which is a lengthy and expensive process with uncertain outcomes and the potential for substantial delays. We cannot give any assurance that any of our and our Founded Entities’ therapeutic candidates will receive regulatory clearance, authorization or approval, which is necessary before they can be commercialized. Before obtaining marketing clearance, certification, authorization or approval from regulatory authorities or notified bodies for the sale of our or our Founded Entities’ therapeutic candidates, we or our Founded Entities must conduct extensive clinical trials to demonstrate the safety and efficacy, or with respect to biologics, safety, purity and potency, of the therapeutic candidates in humans. To date, we have focused substantially all of our efforts and financial resources on identifying, acquiring, and developing therapeutic candidates, including conducting lead optimization, preclinical studies and clinical trials, and providing general and administrative support for these operations. To date, only two of our Founded Entities’ therapeutic candidates, Gelesis’ Plenity and Akili’s EndeavorRx, have received marketing authorization from the FDA, and are CE marked in the EU, and we cannot be certain that any of our internal or our Founded Entities’ other therapeutic candidates will receive regulatory clearance, certification, authorization or approval, the timing of such clearance, certification, authorization or approval, if received, or that clinical trials will progress as planned. Our or our Founded Entities’ inability to successfully complete preclinical and clinical development could result in additional costs to us and negatively impact our ability to generate revenue. Our future success is dependent on our and our Founded Entities’ ability to successfully develop, obtain regulatory clearance, certification, authorization or approval for, and then successfully commercialize therapeutic candidates. We and our

PureTech Health plc Annual report and accounts 2022 179 Risk Factor Annex — continued A d d it io na l i nf o rm at io n inspection of the clinical trial operations or trial site by the FDA or other comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a therapeutic candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our Wholly Owned Programs or our Founded Entities’ therapeutic candidates. Delays in the initiation, conduct or completion of any clinical trial of the therapeutic candidates within our Wholly Owned Pipeline will increase our costs, slow down the therapeutic candidate development and approval process and delay or potentially jeopardize our ability to commence therapeutic sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates. In the event we identify any additional therapeutic candidates to pursue, we cannot be sure that submission of an IDE, IND, CTA, or equivalent application, as applicable, will result in the FDA, the EMA or comparable foreign regulatory authority allowing clinical trials to begin in a timely manner, if at all. Any of these events could have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, the FDA’s and other regulatory authorities’ policies with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the Clinical Trials Directive required a separate clinical trial application, or CTA, to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the EU Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the EU Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans. It is currently unclear to what extent the UK will seek to align its regulations with the EU. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency, or MHRA, launched an eight-week consultation on reframing the UK legislation for clinical trials, with the aim to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The resulting new legislation will determine how aligned the UK clinical trials regime is compared to the (EU) CTR. Under the terms of the Protocol on Ireland/Northern Ireland, provisions of the (EU) CTR which relate to the manufacture and import of investigational medicinal products and auxiliary medicinal products apply • delays in obtaining required Institutional Review Board, or IRB, or other reviewing bodies approval or positive opinion at each clinical trial site; • imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND or amendment, clinical trial application, or CTA, or amendment, investigational device exemption, or IDE, or supplement, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; or a negative finding from an inspection of our clinical trial operations or study sites; • developments in trials for other therapeutic candidates with the same targets or related modalities as our or our Founded Entities’ therapeutic candidates conducted by competitors that raise regulatory or safety concerns about risk to patients of the treatment, or if the FDA or similar foreign authorities find that the investigational protocol or plan is clearly deficient to meet its stated objectives; • difficulties in securing access to materials for the comparator arm of certain of our clinical trials; • delays in identifying, recruiting and enrolling suitable patients to participate in clinical trials, and delays caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up; • difficulties in finding a sufficient number of trial sites, or trial sites deviating from trial protocol or dropping out of a trial; • difficulty collaborating with patient groups and investigators; • failure by CROs, other third parties, or us to adhere to clinical trial requirements; • failure by CROs, other third parties, or us to perform in accordance with the FDA’s or any other regulatory authority’s current good clinical practices, or GCP, requirements, or regulatory guidelines in other countries; • occurrence of AEs or undesirable side effects or other unexpected characteristics associated with the therapeutic candidate that are viewed to outweigh its potential benefits; • changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; • changes in the standard of care on which a clinical development plan was based, which may require new or additional trials; • the cost of clinical trials of any therapeutic candidates that we may identify and pursue being greater than we anticipate; • clinical trials of any therapeutic candidates that we may identify and pursue producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon therapeutic development programs; • transfer of manufacturing processes to larger-scale facilities operated by a CMO, or by us, and delays or failures by our CMOs or us to make any necessary changes to such manufacturing process; • delays in manufacturing, testing, releasing, validating, or importing/ exporting sufficient stable quantities of therapeutic candidates that we may identify for use in clinical trials or the inability to do any of the foregoing; and • factors we may not be able to control, such as current or potential pandemics or other events that may limit patients, principal investigators or staff or clinical site availability, result in clinical trial protocol deviations, or impact supply of our or our Founded Entities’ therapeutic candidates (e.g., the COVID-19 pandemic or the conflict between Russia and Ukraine). Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to our Wholly Owned Programs, we may be required to or we may elect to conduct additional preclinical studies or clinical trials to bridge data obtained from our modified therapeutic candidates to data obtained from preclinical and clinical research conducted using earlier versions. Clinical trial delays could also shorten any periods during which our therapeutics have patent protection and may allow our competitors to bring therapeutics to market before we do, which could impair our ability to successfully commercialize therapeutic candidates and may harm our business and results of operations. We could also encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board, or DSMB, or by the FDA or other comparable foreign regulatory authorities, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols,

180 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n • the availability and efficacy of approved medications or therapies for the disease or condition under investigation; • clinicians’ and patients’ perceptions as to the potential advantages and side effects of the therapeutic candidate being studied in relation to other available therapies and therapeutic candidates; • the ability to obtain and maintain patient consents; and • the risk that patients enrolled in clinical trials will not complete such trials, for any reason. Furthermore, our or our collaborators’ ability to successfully initiate, enroll and conduct a clinical trial outside the United States is subject to numerous additional risks, including: • difficulty in establishing or managing relationships with CROs and physicians; • differing standards for the conduct of clinical trials; • differing standards of care for patients with a particular disease; • an inability to locate qualified local consultants, physicians and partners; and • the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology therapeutics and treatments. If we have difficulty enrolling sufficient numbers of patients to conduct clinical trials as planned, we may need to delay or terminate clinical trials, either of which would have an adverse effect on our business. Use of the therapeutic candidates within our Wholly Owned Pipeline or the therapeutic candidates being developed by our Founded Entities could be associated with side effects, AEs or other properties or safety risks, which could delay or halt their clinical development, prevent their regulatory clearance, authorization or approval, cause us to suspend or discontinue clinical trials, abandon a therapeutic candidate, limit their commercial potential, if cleared, authorized or approved, or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition. As is the case with pharmaceuticals generally, it is likely that there may be side effects and AEs associated with our and our Founded Entities’ drug or biologic therapeutic candidates’ use. Similarly, investigational devices may also be subject to side effects and AEs. Results of our clinical trials or those being conducted by Founded Entities could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by these therapeutic candidates could cause us, our Founded Entities or regulatory authorities to interrupt, delay or halt clinical trials and could result in more restrictive labeling or the delay or denial of regulatory clearance, certification, authorization or approval by the FDA, the EMA or other comparable foreign regulatory authorities, or notified bodies (when applicable). The side effects related to the therapeutic candidate could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly. Moreover, if therapeutic candidates within our Wholly Owned Pipeline are associated with undesirable side effects in preclinical studies or clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the therapeutic candidate if approved. We may also be required to modify or terminate our study plans based on findings in our preclinical studies or clinical trials. Many therapeutic candidates that initially show promise in early-stage testing may later be found to cause side effects that prevent further development. As we work to advance existing therapeutic candidates and to identify new therapeutic candidates, we cannot be certain that later testing or trials of therapeutic candidates that initially showed promise in early testing will not be found to cause similar or different unacceptable side effects that prevent their further development. It is possible that as we test the therapeutic candidates within our Wholly Owned Pipeline in larger, longer and more extensive clinical trials, or as the use of these therapeutic candidates becomes more widespread if they receive regulatory clearance or approval, illnesses, injuries, discomforts and other AEs that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects. If such side effects become known later in development or upon approval, if any, such findings may harm our business, financial condition and prospects significantly. Additionally, adverse developments in clinical trials of pharmaceutical, biopharmaceutical or biotechnology therapeutics conducted by others may cause the FDA or other regulatory oversight bodies to suspend or terminate our clinical trials or to change the requirements for approval of any of our Wholly Owned Programs. in Northern Ireland. A decision by the UK Government not to closely align its regulations with the new approach that has been adopted in the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries. The results of early-stage clinical trials and preclinical studies may not be predictive of future results. Initial data in clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials. The results of preclinical studies may not be predictive of the results of clinical trials, and the results of any early-stage clinical trials we commence may not be predictive of the results of the later-stage clinical trials. The results of preclinical studies and clinical trials in one set of patients or disease indications, or from preclinical studies or clinical trials that we did not lead, may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same therapeutic candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their therapeutic candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a material adverse effect on our business and operating results. Even if early-stage clinical trials are successful, we may need to conduct additional clinical trials of our Wholly Owned Programs in additional patient populations or under different treatment conditions before we are able to seek approvals or clearances from the FDA or other comparable foreign regulatory authorities to market and sell these therapeutic candidates. Our failure to obtain marketing authorization for the therapeutic candidates within our Wholly Owned Pipeline would substantially harm our business, prospects, financial condition and results of operations. If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected. Identifying and qualifying trial participants to participate in clinical studies is critical to our success. The timing of our clinical studies depends on the speed at which we can recruit trial participants to participate in testing the therapeutic candidates within our Wholly Owned Pipeline. Delays in enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of the therapeutic candidates within our Wholly Owned Pipeline. If trial participants are unwilling to participate in our studies because of negative publicity from AEs in our trials or other trials of similar therapeutics, or those related to specific therapeutic area, or for other reasons, including competitive clinical studies for similar patient populations, the timeline for recruiting trial participants, conducting studies, and obtaining regulatory approval of potential therapeutics may be delayed. We also may face delays as a result of unforeseen global circumstances, for example we have experienced temporary delays in certain of our clinical development activities, including enrolling participants in certain of our clinical trials, as a result of the COVID-19 pandemic or the conflict between Russia and Ukraine. Any delays could result in increased costs, delays in advancing our therapeutic candidate development, delays in testing the effectiveness of the therapeutic candidates within our Wholly Owned Pipeline, or termination of the clinical studies altogether. We may not be able to identify, recruit and enroll a sufficient number of trial participants, or those with required or desired characteristics to achieve diversity in a study, to complete our clinical studies in a timely manner. Patient and subject enrollment is affected by factors including: • the size and nature of a patient population; • the patient eligibility criteria defined in the applicable clinical trial protocols, which may limit the patient populations eligible for clinical trials to a greater extent than competing clinical trials for the same indication; • the size of the study population required for analysis of the trial’s primary endpoints; • the severity of the disease under investigation; • the proximity of patients to a trial site; • the inclusion and exclusion criteria for the trial in question; • the design of the trial protocol; • the ability to recruit clinical trial investigators with the appropriate competencies and experience;

PureTech Health plc Annual report and accounts 2022 181 Risk Factor Annex — continued A d d it io na l i nf o rm at io n Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical development process. Most therapeutic candidates that begin clinical trials are never approved by regulatory authorities or notified bodies for commercialization. We may be unable to design and execute a clinical trial to support marketing authorization or certification. We cannot be certain that our clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory clearances, certification, authorization or approval of our therapeutic candidates in those and other indications, which could have a material adverse effect on our business, financial condition and results of operations. In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA, the EMA or comparable foreign regulatory authorities or notified bodies (when applicable) will interpret the results as we do, and more trials could be required before we submit our therapeutic candidates for clearance, certification or approval. For example, the definition of clinical meaningfulness for outcome measures in lymphedema has not been firmly established by the FDA, introducing risk in evaluating and demonstrating the efficacy required to obtain FDA approval of LYT-100. Even if we believe that our and our Founded Entities’ clinical trials and preclinical studies demonstrate the safety and efficacy of our and their therapeutic candidates, only the FDA and other comparable regulatory agencies may ultimately make such determination. No regulatory agency has made any such determination that any of our Wholly Owned Programs or those of our Founded Entities are safe or effective for use for any indication. Additionally, we may utilize an “open-label” trial design for some of our future clinical trials. An open-label trial is one where both the patient and investigator know whether the patient is receiving the test article or either an existing approved drug or placebo. Open-label trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label studies are aware that they are receiving treatment. Open- label trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Patients selected for early clinical studies often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The opportunity for bias in clinical trials as a result of open-label design may not be adequately handled and may cause any of our trials that utilize such design to fail or to be considered inadequate and additional trials may be necessary to support future marketing applications. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction. To the extent that the results of the trials are not satisfactory to the FDA, the EMA or comparable foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our Wholly Owned Programs. Even if regulatory approval is secured for a therapeutic candidate, the terms of such approval may limit the scope and use of the specific therapeutic candidate, which may also limit its commercial potential. Even if we complete the necessary preclinical studies and clinical trials, the marketing approval and certification process is expensive, time- consuming and uncertain and may prevent us from obtaining clearance, certification, authorization or approvals for the potential commercialization of therapeutic candidates. Any therapeutic candidate we may develop and the activities associated with their development and potential commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, certification, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other comparable foreign regulatory authorities. Failure to obtain marketing authorization or certification for a therapeutic candidate will prevent us from commercializing the therapeutic candidate in a given jurisdiction. For example, although Gelesis and Akili have received marketing authorization for Plenity and EndeavorRx, respectively, from the FDA, and are CE marked in the EU, we and our Founded Entities have not received clearance, certification, authorization or approval to market any of our or their other therapeutic candidates from regulatory authorities in any jurisdiction and it is possible that none of the other therapeutic candidates we and our Founded Entities may seek to develop in the future will ever obtain regulatory clearance, authorization or approval. We have no experience in filing and supporting the applications necessary to gain marketing clearance, certification, authorization or approval and expect In addition to side effects caused by the therapeutic candidate, the administration process or related procedures also can cause adverse side effects. If any such AEs occur, our clinical trials could be suspended or terminated. If we are unable to demonstrate that any AEs were not caused by therapeutic candidate, the FDA, the European Commission, the EMA, or other regulatory authorities or bodies could order us to cease further development of, or deny clearance, certification or approval of, a therapeutic candidate for any or all targeted indications. Even if we can demonstrate that all future serious adverse events, or SAEs, are not therapeutic-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our Wholly Owned Programs, the commercial prospects of such therapeutic candidates may be harmed and our ability to generate therapeutic revenues from any of these therapeutic candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other therapeutic candidates, and may harm our business, financial condition and prospects significantly. Additionally, if any of the therapeutic candidates within our Wholly Owned Pipeline receives marketing authorization, the FDA could impose contraindications or a boxed warning in the labeling of our therapeutic. For any of our drug or biologic therapeutic candidates receiving marketing authorization, the FDA could require us to adopt a risk evaluation and mitigation strategy, or REMS, and could apply elements to assure safe use to ensure that the benefits of the therapeutic outweigh its risks, which may include, among other things, a Medication Guide outlining the risks of the therapeutic for distribution to patients, a requirement that clinicians or health care settings to become certified prior to prescribing and to participate in additional REMS activities, such as training, patient counseling, and monitoring, and a communication plan to health care practitioners. Furthermore, if we or others later identify undesirable side effects caused by the therapeutic candidates within our Wholly Owned Pipeline once approved, several potentially significant negative consequences could result, including: • regulatory authorities may suspend or withdraw approvals of such therapeutic candidate, or seek an injunction against its manufacture or distribution; • regulatory authorities may require additional warnings in the labeling, including boxed warnings, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the therapeutic; • we may be required by the FDA to implement a REMS for a marketed drug or biologic or similar risk mitigation measures by foreign regulatory authorities; • we may be required to change the way a therapeutic candidate is administered or conduct additional clinical trials; • we may be subject to fines, injunctions or the imposition of civil or criminal penalties; • we could be sued and held liable for harm caused to patients; and • our reputation may suffer. Any of these occurrences could prevent us from achieving or maintaining market acceptance of the particular therapeutic candidate, if approved, and may harm our business, financial condition and prospects significantly. Risks Related to Regulatory Review and Approval Our clinical trials may fail to demonstrate substantial evidence of the safety and effectiveness of therapeutic candidates that we may identify and pursue for their intended uses, which would prevent, delay or limit the scope of regulatory clearance, certification, authorization or approval and potential commercialization. Before obtaining regulatory approvals for the commercial sale of any of our drug or biological therapeutic candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that the applicable therapeutic candidate is both safe and effective for use in each target indication, and in the case of our Wholly Owned Programs and Founded Entities’ therapeutic candidates regulated as biological therapeutics, that the therapeutic candidate is safe, pure and potent for use in its targeted indication. Each therapeutic candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use. Similarly, before obtaining regulatory clearances, certifications, authorization or approvals for the commercial sale of any of the device therapeutic candidates of our Founded Entities, our Founded Entities may be required to demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that the applicable therapeutic candidate meets the regulatory standard of clearance, certification, authorization or approval—for example, substantial equivalence or a reasonable assurance of safety or effectiveness, as applicable—for its intended use.

182 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n If we are unable to obtain regulatory clearance, certification, authorization or approval in one or more jurisdictions for any therapeutic candidates that we may identify and develop, our business could be substantially harmed. We cannot commercialize a therapeutic until the appropriate regulatory authorities or notified bodies have reviewed and cleared, certified, authorized or approved the therapeutic candidate. Clearance, certification, authorization or approval by the FDA, the EMA and comparable foreign regulatory authorities and notified bodies is lengthy and unpredictable, and depends upon numerous factors, including substantial discretion of the regulatory authorities and notified bodies. Clearance, certification, authorization or approval policies, regulations, or the type and amount of preclinical or clinical data necessary to gain clearance, authorization or approval may change during the course of a therapeutic candidate’s development and may vary among jurisdictions, which may cause delays in the clearance, certification, authorization or approval or the decision not to clear, certify, authorize or approve an application. Gelesis and Akili have obtained marketing authorization from the FDA for Plenity and EndeavorRx, and are CE marked, respectively, but we and our Founded Entities have not obtained regulatory clearance, authorization or approval for any other therapeutic candidates, and it is possible that our current therapeutic candidates and any other therapeutic candidates which we and our Founded Entities may seek to develop in the future will not ever obtain regulatory clearance, certification, authorization or approval. We cannot be certain that any of our Wholly Owned Programs or our Founded Entities’ therapeutic candidates will receive regulatory clearance, certification, authorization or approval or be successfully commercialized even if we or our Founded Entities receive regulatory clearance, certification, authorization or approval. Obtaining marketing clearance, certification, authorization or approval is an extensive, lengthy, expensive and inherently uncertain process, and regulatory authorities and notified bodies may delay, limit or deny clearance or clearance, certification, authorization or approval of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates for many reasons, including but not limited to: • the inability to demonstrate to the satisfaction of the FDA, the EMA or comparable foreign regulatory authorities that the applicable therapeutic candidate is safe, pure, potent or effective as a treatment for our targeted indications or otherwise meets the applicable regulatory standards for clearance, authorization or approval; • the FDA, the EMA or comparable foreign regulatory authorities may disagree with the design, endpoints or implementation of our or our Founded Entities’ clinical trials; • the population studied in the clinical program may not be sufficiently broad or representative to assure safety or efficacy in the full population for which we or our Founded Entities seek clearance, authorization or approval; • the FDA, the EMA or comparable foreign regulatory authorities may require additional preclinical studies or clinical trials beyond those that we or our Founded Entities currently anticipate; • the FDA, the EMA or comparable foreign regulatory authorities may disagree with our or our Founded Entities’ interpretation of data from preclinical studies or clinical trials; • the data collected from clinical trials of therapeutic candidates that we may identify and pursue may not be sufficient to support the submission of an NDA, biologics license application, or BLA, or other submission for regulatory clearance, authorization or approval in the United States or elsewhere; • as applicable, we or our Founded Entities may be unable to demonstrate to the FDA, the EMA or comparable foreign regulatory authorities that a therapeutic candidate’s risk-benefit ratio for its proposed indication is acceptable; • the FDA, the EMA or comparable foreign regulatory authorities may identify deficiencies in the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we or our Founded Entities contract for clinical and commercial supplies; and • the clearance, certification, authorization or approval policies or regulations of the FDA, the EMA or comparable foreign regulatory authorities may change in a manner that renders the clinical trial design or data insufficient for clearance or approval. The lengthy approval process, as well as the unpredictability of the results of clinical trials and evolving regulatory requirements, may result in our or our Founded Entities’ failure to obtain regulatory clearance, certification, authorization or approval to market therapeutic candidates that we or our Founded Entities may pursue in the United States or elsewhere, which would significantly harm our or our Founded Entities’ business, prospects, financial condition and results of operations. to rely on third-party CROs or regulatory consultants to assist us in this process. Securing regulatory clearance, certification, authorization or approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the therapeutic candidate’s safety, purity, efficacy and potency. Securing regulatory clearance, authorization or approval also requires the submission of information about the therapeutic manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any therapeutic candidates we or our Founded Entities develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing clearance, certification, authorization or approval or prevent or limit commercial use, if cleared, certified, authorized or approved. The process of obtaining marketing clearance, certification, authorization or approval, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if clearance, certification, authorization or approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the therapeutic candidates involved. Changes in marketing authorization policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted therapeutic application, may cause delays in the clearance, authorization, approval or rejection of an application. The FDA, comparable authorities and notified bodies in other countries have substantial discretion in the approval and certification process and may refuse to accept any application or may decide that our data are insufficient for clearance, authorization or approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval or certification of a therapeutic candidate. Any marketing approval or certification we ultimately obtain may be limited or subject to restrictions or post-market commitments that render the cleared, certified, authorized or approved therapeutic not commercially viable. If we experience delays in obtaining clearance, certification, authorization or approval or if we fail to obtain clearance, certification, authorization or approval of any therapeutic candidates we may develop, the commercial prospects for those therapeutic candidates may be harmed, and our ability to generate revenues will be materially impaired. We have conducted, and may continue to conduct in the future, clinical trials for therapeutic candidates outside the United States, and the FDA, the EMA and comparable foreign regulatory authorities may not accept data from such trials. We have conducted clinical trials outside of the United States in the past, and may in the future choose to conduct one or more clinical trials outside the United States, including in Europe. For example, we have conducted clinical trials in Australia and are conducting or may conduct clinical trials in additional locations outside the United States, including without limitation the U.K., Australia, Malaysia, Thailand, South Africa, Greece, Georgia, India, Romania, Moldova, Ukraine, South Korea, Argentina, Brazil, Chile, Colombia, Mexico and the Philippines. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA, the EMA or any comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. For example, in cases where data from foreign clinical trials are intended to serve as the basis for approval of a drug or biologic in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) if necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, if the study was not otherwise subject to an IND, the FDA will not accept the data as support for an application for marketing approval unless the study was conducted in accordance with GCP requirements and unless the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, the EMA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, the EMA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in therapeutic candidates that we may develop not receiving approval, authorization or clearance for commercialization in the applicable jurisdiction.

PureTech Health plc Annual report and accounts 2022 183 Risk Factor Annex — continued A d d it io na l i nf o rm at io n petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending. competing products. If successful, such petitions can significantly delay, or even prevent, the approval of a new product. Even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this would ultimately lead to streamlined product development or earlier approval. Interim, “top-line,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available or as additional analyses are conducted, and as the data are subject to audit and verification procedures that could result in material changes in the final data. From time to time, we may publish interim, “top-line,” or preliminary data from our clinical studies, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, top-line, or preliminary results that we report may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Data from interim analyses of clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or “top-line” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim, “top-line,” and preliminary data should be viewed with caution until the final data are available. Material adverse changes between preliminary, “top-line,” or interim data and final data could significantly harm our business prospects. Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular therapeutic candidate or therapeutic and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure. Any information we determine not to disclose may ultimately be deemed significant by you or others with respect to future decisions, conclusions, views, activities or otherwise regarding a particular therapeutic candidate or our business. The complexity of a combination therapeutic that includes a drug or biologic and a medical device presents additional, unique development and regulatory challenges, which may adversely impact our or our Founded Entities’ development plans and our or our Founded Entities’ ability to obtain regulatory clearance, authorization or approval of our Wholly Owned Programs or our Founded Entities’ therapeutic candidates. We or our Founded Entities, such as Follica, may decide to pursue marketing authorization of a combination therapeutic. A combination therapeutic may include, amongst other possibilities, any investigational drug, device, or biologic packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biologic where both are required to achieve the intended use, indication, or effect. Developing and obtaining regulatory clearance, authorization or approval for combination therapeutics pose unique challenges because they involve components that are regulated by the FDA under different types of regulatory requirements, and by different FDA centers. As a result, such therapeutics raise regulatory, policy and review management challenges. For example, because divisions from both FDA’s Center for Drug Evaluation and Research or Center for Biologics Evaluation and Research and FDA’s Center for Devices and Radiological Health must review submissions concerning therapeutic candidates that are combination therapeutics comprised of drug or biologics and devices, respectively, the regulatory review and clearance, authorization or approval process for these therapeutics may be lengthened. In addition, differences in regulatory pathways for each component of a combination therapeutic can impact the regulatory processes for all aspects of therapeutic development and management, including clinical investigation, marketing applications, manufacturing and quality control, adverse event reporting, promotion and advertising, user fees and post-clearance, authorization or approval modifications. Similarly, if applicable, the device components of a combination therapeutic candidate will require any necessary clearances, certifications or approvals or other marketing authorizations in other jurisdictions, which may prove challenging to obtain. Furthermore, clearance, authorization or approval by the FDA in the United States, if obtained, does not ensure approval or certification by regulatory authorities or notified bodies in other countries or jurisdictions. In order to market any therapeutics outside of the United States, we or our Founded Entities must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and effectiveness. Clinical trials conducted in one country may not be accepted by regulatory authorities or notified bodies in other countries, and regulatory approval or certification in one country does not mean that regulatory approval or certification will be obtained in any other country. Approval and certification processes vary among countries and can involve additional therapeutic testing and validation and additional or different administrative review periods from those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities or notified bodies in other jurisdictions. In many jurisdictions outside the United States, a therapeutic candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our therapeutics is also subject to approval. Seeking foreign regulatory approval or certification could result in difficulties and costs for us or our Founded Entities and require additional preclinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our or our Founded Entities’ therapeutics in those countries. The foreign regulatory approval and certification process involves all of the risks associated with FDA approval. We do not have any therapeutic candidates approved for sale in international markets, though two of our Founded Entities, Akili and Gelesis, do. If we or our Founded Entities fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals or certifications in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our therapeutics will be harmed. If the FDA does not conclude that our product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for such product candidates under Section 505(b)(2) are not as we expect, the approval pathway for those product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful. We plan to develop one or more product candidates, including potentially LYT-100 and LYT-300 in certain indications, for which we may plan to seek approval under the 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the FDCA. Section 505(b) (2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us under the FDCA, would allow an NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for our future product candidates by potentially decreasing the amount of nonclinical and/or clinical data that we would need to generate in order to obtain FDA approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional nonclinical studies and/or clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for such product candidates, and complications and risks associated with such product candidates, would likely substantially increase. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive products reaching the market more quickly than any product candidates we developed, which could adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b) (2) regulatory pathway, we cannot assure you that any product candidates we develop will receive the requisite approval for commercialization. In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2), certain pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to certain requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our NDAs for up to 30 months or longer depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen

184 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n our Founded Entities’ therapeutic candidates will qualify for any expedited development pathways or that regulatory authorities will grant, or allow us or our Founded Entities to maintain, the relevant qualifying designations. Potential expedited development pathways that we could pursue include breakthrough therapy and fast track designation. The fast track program is intended to expedite or facilitate the process for reviewing new product candidates that meet certain criteria. Specifically, drugs and biologic are eligible for fast track designation if they are intended, alone or in combination with one or more drugs or biologics, to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once a BLA or NDA is submitted, the application may be eligible for priority review. An NDA or BLA submitted for a Fast Track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application. A “breakthrough therapy” is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, where preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, increased interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs and biologics designated as breakthrough therapies also receive the same benefits associated with fast track designation, including eligibility for rolling review of a submitted NDA or BLA, if the relevant criteria are met. Even if we believe a particular therapeutic candidate is eligible for breakthrough therapy or fast track designation, we cannot assure you that the FDA would decide to grant it. Breakthrough therapy designation and fast track designation do not change the standards for approval, and there is no assurance that such designation or eligibility will result in expedited review or approval. Thus, even if we or our Founded Entities do receive breakthrough therapy, fast track designation, or other comparable designation, we or our Founded Entities may not experience a faster development process, review or approval compared to conventional FDA procedures. In addition, the FDA may withdraw either breakthrough therapy or fast track designation if it believes that the therapeutic no longer meets the qualifying criteria. Our business may be harmed if we are unable to avail ourselves of these or any other expedited development and regulatory pathways. We may not be able to obtain or maintain orphan drug designation or exclusivity for our therapeutic candidates. Regulatory authorities in some jurisdictions, including the United States, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or if the disease or condition affects more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing the drug for the type of disease or condition will be recovered from sales of the product in the United States. The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. A medicinal product can be designated as an orphan if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life threatening or chronically debilitating condition (2) either (a) such condition affects not more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from the orphan status, would not generate sufficient return in the EU to justify the necessary investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized for marketing in the EU or, if such method exists, the product will be of significant benefit to those affected by that condition. Orphan drug designation entitles a party to financial incentives, such as tax advantages and user fee waivers. Additionally, if a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve The EU regulates medical devices and medicinal products separately, through different legislative instruments, and the applicable requirements will vary depending on the type of drug-device combination product. For instance, drug-delivery products intended to administer a medicinal product where the medicinal product and the device form a single integral product are regulated as medicinal products in the EU. In such a case, the marketing authorization application must include – where available – the results of the assessment of the conformity of the device part with the EU Medical Devices Regulation contained in the manufacturer’s EU declaration of conformity of the device or the relevant certificate issued by a notified body. If the marketing authorization application does not include the results of the conformity assessment and where for the conformity assessment of the device, if used separately, the involvement of a notified body is required, the EMA or the EU member state competent authority must require the applicant to provide a notified body opinion on the conformity of the device. By contrast, in case of drug-delivery products intended to administer a medicinal product where the device and the medicinal product do not form a single integral product (but are e.g., co-packaged), the medicinal product is regulated in accordance with the rules for medicinal products described above while the device part is regulated as a medical device and will have to comply with all the requirements set forth by the Medical Devices Regulation. Certain modifications to our Founded Entities’ device therapeutics may require new 510(k) clearance or other marketing authorizations or certifications and may require our Founded Entities to recall or cease marketing their therapeutics. Akili and Gelesis received de novo classification for EndeavorRx and Plenity, respectively, from the FDA. Once a medical device is permitted to be legally marketed in the United States pursuant to a 510(k) clearance, de novo classification, or a premarket approval, or PMA, a manufacturer may be required to notify the FDA of certain modifications to the device. Manufacturers determine in the first instance whether a change to a medical device requires a new premarket submission, but the FDA may review any manufacturer’s decision. The FDA may not agree with our Founded Entities’ decisions regarding whether new clearances, authorizations or approvals are necessary. They may make modifications or add additional features in the future that they believe do not require a new 510(k) clearance, de novo marketing authorization, or approval of a PMA or PMA amendments or supplements. If the FDA disagrees with their determinations and requires them to submit new 510(k) notifications, requests for de novo classification, or PMAs (or PMA supplements or amendments) for modifications to their previously cleared or authorized therapeutics for which they have concluded that new clearances, authorization or approvals are unnecessary, they may be required to cease marketing or to recall the modified therapeutic until they obtain clearance, authorization or approval, and they may be subject to significant regulatory fines or penalties. In the EU, devices lawfully placed on the market pursuant to the EU Medical Devices Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service until May 26, 2025, provided that the requirements of the transitional provisions are fulfilled. In particular, the certificate in question must still be valid and no substantial change must be made to the device as such a modification would trigger the obligation to obtain a new certification under the EU Medical Devices Regulation and therefore to have a notified body conducting a new conformity assessment of the devices. Once our devices will be certified under the EU Medical Devices Regulation, we must inform the notified body that carried out the conformity assessment of the medical devices that we market or sell in the EU and the EEA of any planned substantial changes to our quality system or substantial changes to our medical devices that could affect compliance with the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation or cause a substantial change to the intended use for which the device has been CE marked. The notified body will then assess the planned changes and verify whether they affect the products’ ongoing conformity with the EU Medical Devices Regulation. If the assessment is favorable, the notified body will issue a new certificate of conformity or an addendum to the existing certificate attesting compliance with the general safety and performance requirements and quality system requirements laid down in the Annexes to the EU Medical Devices Regulation. The notified body may disagree with our proposed changes and product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business. We may not elect or be able to take advantage of any expedited development or regulatory review and approval processes available to drug therapeutic candidates granted breakthrough therapy or fast track designation by the FDA. We intend to evaluate and continue ongoing discussions with the FDA on regulatory strategies that could enable us or our Founded Entities to take advantage of expedited development pathways for certain of our Wholly Owned Programs or our Founded Entities’ therapeutic candidates in the future, although we cannot be certain that our Wholly Owned Programs or

PureTech Health plc Annual report and accounts 2022 185 Risk Factor Annex — continued A d d it io na l i nf o rm at io n that may require such tests. If we or our Founded Entities enter into such collaborative agreements, we will be dependent on the sustained cooperation and effort of our future collaborators in developing and obtaining approval for these companion diagnostics. It may be necessary to resolve issues such as selectivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory clearance, certification, authorization or approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a therapeutic candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We, our Founded Entities and our future collaborators may encounter difficulties in developing, obtaining regulatory clearance, certification, authorization or approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to the therapeutic candidates within our Wholly Owned Pipeline themselves, including issues with achieving regulatory clearance, certification, authorization or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we or our Founded Entities are unable to successfully develop companion diagnostics for these therapeutic candidates, or experience delays in doing so, the development of these therapeutic candidates may be adversely affected, these therapeutic candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutic candidates that obtain marketing approval. As a result, our business, results of operations and financial condition could be materially harmed. In addition, a diagnostic company with whom we or our Founded Entities contract may decide to discontinue selling or manufacturing the companion diagnostic test that we anticipate using in connection with development and commercialization of our Wholly Owned Programs or our Founded Entities’ therapeutic candidates or our relationship with such diagnostic company may otherwise terminate. We or our Founded Entities may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our Wholly Owned Programs or our Founded Entities’ therapeutic candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our or our Founded Entities’ therapeutic candidates. For any cleared, certified, authorized or approved therapeutic, we or our Founded Entities will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we or our Founded Entities may be subject to penalties if we or our Founded Entities fail to comply with regulatory requirements or experience unanticipated problems with the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates. Gelesis’ Plenity and Akili’s EndeavorRx are, and any of the therapeutic candidates within our Wholly Owned Programs or our Founded Entities’ therapeutic candidates that are cleared, certified, authorized or approved will be, subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record- keeping, conduct of post-marketing studies, and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. Manufacturers and manufacturers’ facilities are required to comply with extensive requirements imposed by the FDA, the EMA and other comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures conform to current good manufacturing practices, or cGMP, or similar foreign regulations. As such, we and our CMOs are subject to continual review and inspections to assess compliance with cGMP, or similar foreign requirements and adherence to commitments made in any marketing authorization, and any future 510(k), de novo classification, certification, PMA, NDA, BLA or marketing authorization application, or MAA, or equivalent application. We and our CMOs are also subject to requirements pertaining to the registration of our manufacturing facilities and the listing of our and our Founded Entities’ therapeutics and therapeutic candidates with the FDA; continued complaint, adverse event and malfunction reporting; corrections and removals reporting; and labeling and promotional requirements. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control. Gelesis’ and Akili’s marketing authorizations and certifications for Plenity and EndeavorRx, respectively, are and any regulatory clearances, certification, authorization or approvals that we may receive for the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates will be, subject to limitations on the cleared, certified, authorized or approved indicated uses for which the therapeutic may be marketed and promoted any other applications to market the same drug for the same disease or condition for seven years, except in certain circumstances, such as a showing of clinical superiority (i.e., another product is safer, more effective or makes a major contribution to patient care) over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. Competitors, however, may receive approval of different products for the same disease or condition for which the orphan product has exclusivity, or obtain approval for the same product but for a different disease or condition than that for which the orphan product has exclusivity. In the EU, orphan designation must be requested before submitting an MAA. An EU orphan drug designation entitles a party to incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized procedure. Upon grant of a marketing authorization, orphan medicinal products are entitled to ten years of market exclusivity for the approved indication, which means that the competent authorities cannot accept another MAA, or grant a marketing authorization, or accept an application to extend a marketing authorization for a similar medicinal product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan, or PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. We have obtained orphan drug designation in the United States for LYT-200 for the treatment of pancreatic cancer, and we may also seek orphan drug designation for other of our therapeutic candidates in the future. We may not be the first to obtain regulatory approval of any therapeutic candidate for its orphan-designated disease or condition and may therefore not obtain orphan drug exclusivity. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an disease or condition broader than the orphan-designated disease or condition or may be lost if the FDA later determines that the request for orphan designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In the EU, the orphan exclusivity period may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan drug destination, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, a marketing authorization may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product. Orphan drug designation does not ensure that we will receive marketing exclusivity in a particular market, and we cannot assure you that any future application for orphan drug designation with respect to any other therapeutic candidate will be granted. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process. If we or our Founded Entities are unable to successfully validate, develop and obtain regulatory clearance, certification, authorization or approval for companion diagnostic tests for any future drug candidates that require or would commercially benefit from such tests, or experience significant delays in doing so, we or our Founded Entities may not realize the full commercial potential of these drug candidates. In connection with the clinical development of the therapeutic candidates within our Wholly Owned Pipeline or Founded Entities’ therapeutic candidates for certain indications, we or our Founded Entities may work with collaborators to develop or obtain access to in vitro companion diagnostic tests to identify patient subsets within a disease category who may derive selective and meaningful benefit from our drug candidates. For example, we may elect to develop companion diagnostics for LYT-200. To be successful, we, our Founded Entities or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. The FDA and comparable foreign regulatory authorities regulate in vitro companion diagnostics as medical devices and, under that regulatory framework, will likely require the conduct of clinical trials to demonstrate the safety and effectiveness of any diagnostics we or our Founded Entities may develop, which we expect will require separate regulatory clearance, certification, authorization or approval prior to commercialization. In addition, if safe and effective use of a therapeutic product depends on an in vitro companion diagnostic, the FDA generally will require approval, authorization or clearance of that diagnostic, known as a companion diagnostic, before or at the same time that the FDA approves the therapeutic product. We or our Founded Entities may rely on third parties for the design, development and manufacture of companion diagnostic tests for our Wholly Owned Programs or our Founded Entities’ therapeutic candidates

186 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n Akili received a certification for EndeavorRx as a prescription-only digital therapeutic software intended for the treatment of attention and inhibitory control deficits in paediatric patients with ADHD. We or our Founded Entities could also be required to conduct post- marketing clinical trials to verify the safety and efficacy of our or our Founded Entities’ therapeutics in general or in specific patient subsets. If original marketing approval of a drug or biologic was obtained via an accelerated approval pathway, we or our Founded Entities could be required to conduct a successful post-marketing clinical trial to confirm clinical benefit for our or our Founded Entities’ therapeutics. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing clearance, certification, authorization or approval. If a regulatory agency discovers previously unknown problems with a therapeutic, such as AEs of unanticipated severity or frequency, or problems with the facility where the therapeutic is manufactured, or disagrees with the promotion, marketing or labeling of a therapeutic, such regulatory agency may impose restrictions on that therapeutic or us, including requiring withdrawal of the therapeutic from the market. If we or our Founded Entities fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things: • issue warning letters that would result in adverse publicity; • impose civil or criminal penalties; • suspend or withdraw regulatory approvals or certifications; • suspend any of our or our Founded Entities’ ongoing clinical trials; • refuse to approve pending applications or supplements to approved applications submitted by us or our Founded Entities; • impose restrictions on our operations, including closing our CMOs’ facilities; • seize or detain therapeutics; or • require a recall. Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our therapeutics. If regulatory sanctions are applied or if regulatory clearance, authorization or approval is withdrawn, the value of our company and our operating results will be adversely affected. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory clearance, certification, authorization or approval of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates. For example, on February 23, 2022, the FDA issued a proposed rule to amend the Quality System Regulation, or QSR, which establishes cGMP requirements for medical device manufacturers, to align more closely with the International Organization for Standardization standards. This proposal has not yet been finalized or adopted. Accordingly, it is unclear the extent to which this or any other proposals, if adopted, could impose additional or different regulatory requirements on us or our Founded Entities that could increase the costs of compliance or otherwise create competition that may negatively affect our business. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If these legislative or administrative actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. Outside of the United States, for instance, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products (potentially revising the duration of regulatory exclusivity, eligibility for expedited pathways, etc.) is currently expected during the first quarter of 2023. The proposed revisions, once they are agreed and adopted by the European Parliament and European Council (not expected before the end of 2024 or early 2025) may have a significant impact on the biopharmaceutical industry in the long term. The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If, for any of our Wholly Owned Programs that are cleared or approved, we are found to have improperly promoted off-label uses of those therapeutics, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims or to the conditions of approval. Any regulatory clearances, certifications, authorizations or approvals that we may receive for the therapeutic candidates within our Wholly Owned Pipeline may contain requirements for potentially costly post-marketing testing, such as Phase 4 clinical trials and surveillance to monitor the safety and efficacy of a drug therapeutic. We are required to report certain adverse reactions and production problems, if any, to the FDA and other comparable foreign regulatory authorities. Any new legislation addressing drug or medical safety issues could result in delays in therapeutic development or commercialization, or increased costs to assure compliance. The FDA and other agencies, including the U.S. Department of Justice, and for certain therapeutics, the Federal Trade Commission, closely regulate and monitor the marketing, labeling, advertising and promotion of therapeutics to ensure that they are manufactured, marketed and distributed only for the cleared, certified, authorized or approved indications and in accordance with the provisions of the cleared, certified, authorized or approved labeling. We are, and will be, required to comply with requirements concerning advertising and promotion for the therapeutic candidates within our Wholly Owned Pipeline, if cleared, certified, authorized or approved. For example, promotional communications with respect to prescription drugs and medical devices are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the therapeutic’s label or labeling. We may not promote our therapeutics for indications or uses for which they do not have approval, certification, authorization or clearance. The holder of a cleared 510(k), de novo classification, certification or an approved NDA, BLA, PMA, MAA or equivalent marketing authorization must submit new or supplemental applications and obtain clearance, authorization or approval for certain changes to the approved therapeutic, therapeutic labeling, or manufacturing process. For example, any modification to Plenity or EndeavorRx that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use could require a new 510(k) clearance, de novo classification, certification or approval of PMA application. Delays in obtaining required clearances, certifications or approvals would harm our ability to introduce new or enhanced therapeutic in a timely manner, which in turn would harm our or our Founded Entities’ future growth. Failure to submit a new or supplemental application and to obtain approval or certification for certain changes prior to marketing the modified therapeutic may require a recall or to stop selling or distributing the marketed therapeutic as modified, and may lead to significant enforcement actions. Subject to the transitional provisions and in order to sell our products in EU member states, our products must comply with the general safety and performance requirements set forth in the new EU Medical Device Regulation (EU) 2017/745, which repeals and replaces the Medical Devices Directive. Compliance with these requirements is a prerequisite to be able to affix the European Conformity (“CE”) mark to our products, without which they cannot be marketed or sold in the EU. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation (EU) 2017/745 including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. To demonstrate compliance with the general safety and performance requirements, we or our Founded Entities must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Except for low risk medical devices (Class I), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of a notified body. The notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU. If we fail to comply with applicable laws and regulations, we would be unable to affix the CE mark to our products, which would prevent us from selling them within the EU. In June 2020, Gelesis received a certification for Plenity as a class III medical device indicated for weight loss in overweight and obese adults with a Body Mass Index of 25-40 kg/ m2, when used in conjunction with diet and exercise. Also in June 2020,

PureTech Health plc Annual report and accounts 2022 187 Risk Factor Annex — continued A d d it io na l i nf o rm at io n The EU legislation does not establish different classes of narcotic or psychotropic substances. However, the United Nations, or UN, Single Convention on Narcotic Drugs of 1961 and the UN Convention on Psychotropic Substances of 1971, or the UN Conventions, codify internationally applicable control measures to ensure the availability of narcotic drugs and psychotropic substances for medical and scientific purposes. The individual EU member states are all signatories to these UN Conventions. All signatories have a dual obligation to ensure that these substances are available for medical purposes and to protect populations against abuse and dependence. The UN Conventions regulate narcotic drugs and psychotropic substances as Schedule I, II, III, IV substances with Schedule II substances presenting the lowest relative risk of abuse among such substances and Schedule I and IV substances considered to present the highest risk of abuse. The UN Conventions require signatories to require all persons manufacturing, trading (including exporting and importing) or distributing controlled substances to obtain a license from the relevant authority. Each individual export or import of a controlled substance must also be subject to an authorization. The obligations provided in the UN Conventions and additional requirements are implemented at national level and requirements may vary from one member state to another. In order to develop and commercialize our products in the EU, we need to comply with the national requirements related to controlled substances which is costly and may affect our development plans in the EU. Risks Related to Manufacturing our Therapeutic Candidates or Those of our Founded Entities Certain of the therapeutic candidates being developed by us or our Founded Entities are novel, complex and difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs or otherwise harm our business. The manufacturing processes our CMOs use to produce our and our Founded Entities’ therapeutic candidates are complex and in certain cases novel. Several factors could cause production interruptions, including inability to develop novel manufacturing processes, equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers, including acquisition of the supplier by a third party or declaration of bankruptcy. For example, Vedanta has its own proprietary cGMP manufacturing facilities for certain therapeutic candidates, including VE202, VE303, VE800 and VE416. Creating defined consortia of live microbial therapeutics for these therapeutic candidates is inherently complex, and therefore can be vulnerable to delays. The expertise required to manufacture these therapeutic candidates is unique to Vedanta, and as a result, it would be difficult and time consuming to find an alternative CMO. In addition, manufacturing of clinical supply for certain of our therapeutic candidates is dependent on third party CMOs, and manufacturing such therapeutic candidates is inherently complex. Some of our and our Founded Entities’ therapeutic candidates include biologics, some of which have physical and chemical properties that cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the therapeutic candidate is consistent from lot-to-lot or will perform in the intended manner. Accordingly, our CMOs must employ multiple steps to control the manufacturing process to assure that the process is reproducible and the therapeutic candidate is made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations from the normal process, could result in therapeutic defects or manufacturing failures that result in lot failures, therapeutic recalls, product liability claims or insufficient inventory to conduct clinical trials or supply commercial markets. We or our Founded Entities may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet the FDA, the EMA or other applicable standards or specifications with consistent and acceptable production yields and costs. In addition, the FDA and other foreign regulatory authorities may require us or our Founded Entities to submit samples of any lot of any approved therapeutic together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA or other foreign regulatory authorities may require that we or our Founded Entities not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the therapeutic that could result in lot failures or therapeutic recalls. Lot failures or therapeutic recalls could cause us or our Founded Entities to delay therapeutic launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects. that may be made about prescription therapeutics, if cleared, authorized or approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about a cleared, authorized or approved therapeutic, a manufacturer may not promote a therapeutic for uses that are not cleared, authorized or approved by the FDA or such other regulatory agencies as reflected in the therapeutic’s cleared, authorized or approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If we cannot successfully manage the promotion of the therapeutic candidates within our Wholly Owned Pipeline, if cleared, authorized or approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition. Certain of our product candidates may be regulated as controlled substances, the making, use, sale, importation, exportation, and distribution of which are subject to significant regulation by the U.S. Drug Enforcement Administration, or DEA, and other regulatory agencies. We expect that certain of our product candidates, if approved, will be regulated as controlled substances, which are subject to state, federal, and foreign laws and regulations regarding their manufacture, use, sale, importation, exportation, and distribution. Among other things, controlled substances are regulated under the federal Controlled Substances Act of 1970, or CSA, and regulations of the DEA. The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances. Certain of our other product candidates contain Schedule IV substances, which subjects such product candidates to additional restrictions regarding their manufacture, shipment, storage, sale and use, depending on the scheduling of the active ingredients, and may limit the commercial potential of any of our product candidates, if approved. Various states also independently regulate controlled substances. Though state controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may separately schedule drugs as well. While some states automatically schedule a drug when the DEA does so, in other states there must be rulemaking or a legislative action. State scheduling may delay commercial sale of any controlled substance drug product for which we obtain federal regulatory approval and adverse scheduling could impair the commercial attractiveness of such product. We or our collaborators must also obtain separate state registrations in order to be able to obtain, handle and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions from the states in addition to those from the DEA or otherwise arising under federal law. For any of our products or product candidates classified as controlled substances, we and our suppliers, manufacturers, contractors, customers and distributors are required to obtain and maintain applicable registrations from state, federal and foreign law enforcement and regulatory agencies and comply with state, federal and foreign laws and regulations regarding the manufacture, use, sale, importation, exportation and distribution of controlled substances. There is a risk that DEA regulations may limit the supply of the compounds used in clinical trials for our product candidates, and, in the future, the ability to produce and distribute our products in the volume needed to meet commercial demand. Regulations associated with controlled substances govern manufacturing, labeling, packaging, testing, dispensing, production and procurement quotas, recordkeeping, reporting, handling, shipment and disposal. These regulations increase the personnel needs and the expense associated with development and commercialization of product candidates including controlled substances. The DEA, and some states, conduct periodic inspections of registered establishments that handle controlled substances. Failure to obtain and maintain required registrations or comply with any applicable regulations could delay or preclude us from developing and commercializing our product candidates containing controlled substances and subject us to enforcement action. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke those registrations. In some circumstances, violations could lead to criminal proceedings. Because of their restrictive nature, these regulations could limit commercialization of any of our products or product candidates that are classified as controlled substances.

188 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n are discovered in our therapeutics or in the manufacturing facilities in which our therapeutics, if approved, are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability or other issues relating to the manufacture of any of our therapeutics will not occur in the future. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide any therapeutic candidates to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or commercial manufacturing of our therapeutics may result in shipment delays, inventory shortages, lot failures, therapeutic withdrawals or recalls, or other interruptions in the supply of our therapeutics or therapeutic candidates. We may also have to take inventory write-offs and incur other charges and expenses for therapeutics or therapeutic candidates that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could materially adversely affect our business and delay or impede the development and commercialization of any of our therapeutics or therapeutic candidates and could have a material adverse effect on our business, prospects, financial condition and results of operations. Our or our Founded Entities’ therapeutics must be manufactured in accordance with federal, state and international regulations, and we or our Founded Entities could be forced to recall our or our Founded Entities’ medical devices or terminate production if we or our Founded Entities fail to comply with these regulations. The methods used in, and the facilities used for, the manufacture of medical device therapeutics of our Founded Entities, including Gelesis, Akili, Follica and Sonde, must comply with the FDA’s cGMPs for medical devices, known as the QSR, which is a complex regulatory scheme that covers the procedures and documentation of, among other requirements, the design, testing, validation, verification, complaint handling, production, process controls, quality assurance, labeling, supplier evaluation, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we and our Founded Entities are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through, among other oversight methods, periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors, suppliers or CMOs. Our and our Founded Entities’ therapeutics are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing. Our or our Founded Entities’ third-party manufacturers may not take the necessary steps to comply with applicable regulations or our or our Founded Entities’ specifications, which could cause delays in the delivery of our therapeutics. In addition, failure to comply with applicable FDA or comparable foreign requirements or later discovery of previously unknown problems with our or our Founded Entities’ therapeutics or manufacturing processes could result in, among other things: warning letters or untitled letters; civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of our or our Founded Entities’ therapeutics; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s or foreign regulatory authorities’ refusal to grant pending or future clearances or approvals for our or our Founded Entities’ therapeutics; clinical holds; refusal to permit the import or export of our or our Founded Entities’ therapeutics; and criminal prosecution of us or our employees. Any of these actions could significantly and negatively impact supply of our or our Founded Entities’ therapeutics. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we or our Founded Entities could lose customers and suffer reduced revenue and increased costs. Risks Related to Commercialization If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any therapeutic candidates we may develop, we may not be successful in commercializing those therapeutic candidates if and when they are approved. We do not have a sales or marketing infrastructure or the capabilities for sale, marketing, or distribution of pharmaceutical therapeutics. To achieve commercial success for any approved therapeutic for which we retain Our CMOs also may encounter problems hiring and retaining the experienced scientific, quality assurance, quality-control and manufacturing personnel needed to operate our manufacturing processes, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements. Any problems in our CMOs’ manufacturing process or facilities could result in delays in planned clinical trials and increased costs, and could make us a less attractive collaborator for potential partners, including larger biotechnology companies and academic research institutions, which could limit access to additional attractive development programs. Problems in our manufacturing process could restrict our ability to meet potential future market demand for therapeutics. We do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials, and we lack the resources and the capability to manufacture the therapeutic candidates within our Wholly Owned Pipeline on a clinical or commercial scale. Instead, we rely on our third-party manufacturing partners for the production of the active pharmaceutical ingredient, or API, and drug formulation. The facilities used by our third- party manufacturers to manufacture our therapeutic candidates that we may develop must be successfully inspected by the applicable regulatory authorities, including the FDA, after we submit any NDA or BLA to the FDA. We are currently completely dependent on our third-party manufacturers for the production of certain of our therapeutic candidates in accordance with cGMPs or similar foreign requirements, which include, among other things, quality control, quality assurance and the maintenance of records and documentation. Although we have entered into agreements for the manufacture of clinical supplies for such therapeutic candidates, our third-party manufacturers may not perform as agreed, may be unable to comply with these cGMP or similar foreign requirements and with FDA, state and foreign regulatory requirements or may terminate its agreement with us. If any of our third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the applicable regulatory authorities’ strict regulatory requirements, pass regulatory inspection or maintain a compliance status acceptable to the FDA or state or foreign regulatory authorities, our NDAs, BLAs or MAAs will not be approved. In addition, although we are ultimately responsible for ensuring therapeutic quality, we have no direct day-to-day control over our third-party manufacturers’ ability to maintain adequate quality control, quality assurance and qualified personnel. If our third-party manufacturers are unable to satisfy the regulatory requirements for the manufacture of our therapeutics, if approved, or if our suppliers or third-party manufacturers decide they no longer want to manufacture our therapeutics, we will need to find alternative manufacturing facilities, which would be time-consuming and significantly impact our ability to develop, obtain regulatory approval for or market our therapeutics, if approved. If we are required to change contract manufacturers for any reason, we will be required to show that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process or procedure will produce our therapeutic candidate according to specifications previously submitted to the FDA or another regulatory authority. We might be unable to identify manufacturers for long-term clinical and commercial supply on acceptable terms or at all. Manufacturers are subject to ongoing periodic announced and unannounced inspection by the FDA and other governmental authorities to ensure compliance with government regulations. As a result, our third-party manufacturers may be subject to increased scrutiny. If we were to experience an unexpected loss of supply for clinical development or commercialization, we could experience delays in our ongoing or planned clinical trials as our third-party manufacturers would need to manufacture additional quantities of our clinical and commercial supply and we may not be able to provide sufficient lead time to enable our third-party manufacturers to schedule a manufacturing slot, or to produce the necessary replacement quantities. This could result in delays in progressing our clinical development activities and achieving regulatory approval for our therapeutics, which could materially harm our business. The manufacture of pharmaceutical therapeutics is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We and our contract manufacturers must comply with cGMP or similar foreign regulations and guidelines. Manufacturers of pharmaceutical therapeutics often encounter difficulties in production, particularly in scaling up and validating initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if microbial, viral or other contaminations

PureTech Health plc Annual report and accounts 2022 189 Risk Factor Annex — continued A d d it io na l i nf o rm at io n Efforts to educate the medical community and third-party payors on the benefits of the therapeutic candidates within our Wholly Owned Pipeline may require significant resources, including management time and financial resources, and may not be successful. The degree of market acceptance of the therapeutic candidates within our Wholly Owned Pipeline, if approved for commercial sale, will depend on a number of factors, including: • the efficacy and safety of the therapeutic; • the potential advantages of the therapeutic compared to competitive therapies; • the prevalence and severity of any side effects; • whether the therapeutic is designated under physician treatment guidelines as a first-, second- or third-line therapy; • our ability, or the ability of any future collaborators, to offer the therapeutic for sale at competitive prices; • the therapeutic’s convenience and ease of administration compared to alternative treatments; • the willingness of the target patient population to try, and of physicians to prescribe, the therapeutic; • limitations or warnings, including distribution or use restrictions contained in the therapeutic’s approved labelling; • the strength of sales, marketing and distribution support; • changes in the standard of care for the targeted indications for the therapeutic; and • availability and adequacy of coverage and reimbursement from government payors, managed care plans and other third-party payors. Sales of medical therapeutics also depend on the willingness of physicians to prescribe the treatment, which is likely to be based on a determination by these physicians that the therapeutics are safe, therapeutically effective and cost effective. In addition, the inclusion or exclusion of therapeutics from treatment guidelines established by various physician groups and the viewpoints of influential physicians can affect the willingness of other physicians to prescribe the treatment. We cannot predict whether physicians, physicians’ organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that our therapeutic is safe, therapeutically effective and cost effective as compared with competing treatments. If any therapeutic candidates we develop do not achieve an adequate level of acceptance, we may not generate significant therapeutic revenue, and we may not become profitable. Any failure by any current or future therapeutic candidate of ours that obtains regulatory approval to achieve market acceptance or commercial success would adversely affect our business prospects. In addition, any negative perception of one of our Founded Entities or any therapeutic candidates marketed or commercialized by them may adversely affect our reputation in the marketplace or among industry participants and our business prospects. The incidence and prevalence for target patient populations of our therapeutic candidates have not been established with precision. If the market opportunities for our therapeutic candidates are smaller than we estimate, or if any approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability may be materially adversely affected. The precise incidence and prevalence for all the conditions we aim to address with our therapeutic candidates are unknown and cannot be precisely determined. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our therapeutic candidates, are based on beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new trials may change the estimated incidence or prevalence of these diseases. The total addressable market across all of our therapeutic candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each of our therapeutic candidates approved for sale for these indications, acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients in the United States and other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for our therapeutic candidates, if the potential target populations are very small, we may never achieve profitability despite obtaining such significant market share. sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing, and commercial support infrastructure to market and sell the therapeutic candidates within our Wholly Owned Pipeline, if and when they are approved. We may also elect to enter into collaborations or strategic partnerships with third parties to engage in commercialization activities with respect to selected therapeutic candidates, indications or geographic territories, including territories outside the United States, although there is no guarantee we will be able to enter into these arrangements even if the intent is to do so. There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time consuming and could delay any therapeutic launch. If the commercial launch of a therapeutic candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition commercialization personnel. Factors that may inhibit our efforts to commercialize any approved therapeutic on our own include: • the inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel; • the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future approved therapeutics; • the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors; • the inability to price therapeutics at a sufficient price point to ensure an adequate and attractive level of profitability; • restricted or closed distribution channels that make it difficult to distribute our therapeutics to segments of the patient population; • the lack of complementary therapeutics to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive therapeutic lines; and • unforeseen costs and expenses associated with creating an independent commercialization organization. If we enter into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, our therapeutic revenue or the profitability of therapeutic revenue may be lower than if we were to market and sell any therapeutics we may develop internally. In addition, we may not be successful in entering into arrangements with third parties to commercialize the therapeutic candidates within our Wholly Owned Pipeline or may be unable to do so on terms that are favorable to us or them. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our therapeutics effectively or may expose us to legal and regulatory risk by not adhering to regulatory requirements and restrictions governing the sale and promotion of prescription drug therapeutics, including those restricting off-label promotion. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing the therapeutic candidates within our Wholly Owned Pipeline, if approved. Even if any current or future therapeutic candidate of ours receives regulatory clearance or approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable. We have never commercialized a therapeutic, and even if any current or future therapeutic candidate of ours is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Physicians may be reluctant to take their patients off their current medications and switch their treatment regimen. Further, patients often acclimate to the treatment regime that they are currently taking and do not want to switch unless their physicians recommend switching therapeutics or they are required to switch due to lack of coverage and adequate reimbursement. In addition, even if we are able to demonstrate our Wholly Owned Programs’ safety and efficacy to the FDA and other regulators, safety or efficacy concerns in the medical community may hinder market acceptance.

190 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n been approved for reimbursement in the United States and have not been approved for reimbursement in certain European countries. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved therapeutics we may develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize therapeutic candidates, and our overall financial condition. As noted above, in the United States we plan to have various programs to help patients afford our therapeutics, including patient assistance programs and co-pay coupon programs for eligible patients. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable reimbursement rates third-party payors for any approved therapeutics that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize therapeutics and our overall financial condition. Increasingly, third-party payors are requiring that pharmaceutical companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical therapeutics. We cannot be sure that reimbursement will be available for any therapeutic candidate that we commercialize and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any therapeutic or therapeutic candidate for which we obtain marketing approval. In order to obtain reimbursement, physicians may need to show that patients have superior treatment outcomes with our therapeutics compared to standard of care drugs, including lower-priced generic versions of standard of care drugs. We expect to experience pricing pressures in connection with the sale of any of the therapeutic candidates within our Wholly Owned Pipeline, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new therapeutics. Additionally, we may develop companion diagnostic tests for use with our Wholly Owned Programs or our Founded Entities’ therapeutic candidates. We, or our Founded Entities or our collaborators may be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our Wholly Owned Programs or our Founded Entities’ therapeutic candidates, once approved. Even if we or our Founded Entities obtain regulatory approval or clearance for such companion diagnostics, there is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement for the same reasons applicable to our Wholly Owned Programs or our Founded Entities’ therapeutic candidates. Medicare reimbursement methodologies, whether under Part A, Part B, or clinical laboratory fee schedule may be amended from time to time, and we cannot predict what effect any change to these methodologies would have on any therapeutic candidate or companion diagnostic for which we receive approval. We have no sales, distribution, or marketing capabilities, and may invest significant financial and management resources to establish these capabilities. If we are unable to establish such capabilities or enter into agreements with third parties to market and sell our future therapeutics, if approved, we may be unable to generate any revenues. Given our stage of development, we have no sales, distribution, or marketing capabilities. To successfully commercialize any therapeutics that may result from our development programs, we will need to develop sales and marketing capabilities in the United States, Europe, and other regions, either on our own or with others. We may enter into strategic alliances with other entities to utilize their mature marketing and distribution capabilities, but we may be unable to enter into marketing agreements on favorable terms, if at all. If our future strategic collaborators do not commit sufficient resources to commercialize our future therapeutics, if any, and we are unable to develop the necessary marketing capabilities on our own, we may be unable to generate sufficient therapeutic revenue to sustain our business. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without a significant internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies. The insurance coverage and reimbursement status of newly-approved therapeutics is uncertain. The therapeutic candidates within our Wholly Owned Pipeline may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, which would harm our business. Failure to obtain or maintain coverage and adequate reimbursement for new or current therapeutics could limit our ability to market those therapeutics and decrease our ability to generate revenue. The regulations that govern marketing approvals, pricing, coverage, and reimbursement for new drugs and other medical therapeutics vary widely from country to country. In the United States, healthcare reform legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a therapeutic before it can be marketed. In many countries, the pricing review period begins after marketing or therapeutic licensing approval is granted. In some foreign markets, pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a therapeutic in a particular country, but then be subject to price regulations that delay our commercial launch of the therapeutic, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the therapeutic in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more therapeutics or therapeutic candidates, even if any therapeutic candidates we may develop obtain marketing approval. Our ability to successfully commercialize our therapeutics and therapeutic candidates also will depend in part on the extent to which coverage and adequate reimbursement for these therapeutics and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments such as gene therapy therapeutics. Sales of these or other therapeutic candidates that we may identify will depend substantially, both domestically and abroad, on the extent to which the costs of the therapeutic candidates within our Wholly Owned Pipeline will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our therapeutics or therapeutic candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. In many countries, the prices of medical therapeutics are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicines, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for the therapeutic candidates within our Wholly Owned Pipeline. Accordingly, in markets outside the United States, the reimbursement for therapeutics may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits. There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved therapeutics and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for therapeutics exists among third-party payors and coverage and reimbursement levels for therapeutics can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that may require us to provide scientific and clinical support for the use of our therapeutics to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel therapeutics such as ours, as there is no body of established practices and precedents for these new therapeutics. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have

PureTech Health plc Annual report and accounts 2022 191 Risk Factor Annex — continued A d d it io na l i nf o rm at io n • the federal Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the U.S. Department of Health and Human Services, or HHS, under the Open Payments Program, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; • federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; • federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved therapeutics; and • analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payer, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives. Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, including compensation of physicians with stock or stock options, could, despite efforts to comply, be subject to challenge under one or more of such laws. Additionally, FDA or foreign regulators may not agree that we have mitigated any risk of bias in our clinical trials due to payments or equity interests provided to investigators or institutions which could limit a regulator’s acceptance of those clinical trial data in support of a marketing application. Moreover, efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, exclusion from participation in Medicare, Medicaid and other federal healthcare programs, integrity and oversight agreements to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of the therapeutic candidates within our Wholly Owned Pipeline outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. Failure to comply with data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. We and any potential collaborators may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, Risks Related to Compliance with Healthcare Laws If we fail to comply with healthcare laws, we could face substantial penalties and our business, operations and financial conditions could be adversely affected. Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical therapeutics. Arrangements with healthcare providers, third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, or the FCA, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute pharmaceutical therapeutics. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of ownership, pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The applicable federal and state healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to: • the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment of up to ten years, and exclusion from government healthcare programs. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers, on the other; • federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which impose criminal and civil penalties, including through civil “qui tam” or “whistleblower” actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery; • the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it; • the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

192 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations. The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates or any future therapeutic candidates, restrict or regulate post-approval activities and affect our or our Founded Entities’ ability to profitably sell any therapeutic for which we or our Founded Entities obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our or our Founded Entities’ business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to therapeutic labeling; (iii) the recall or discontinuation of our therapeutics; or (iv) additional record- keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. In the United States, there have been and continue to be a number of legislative initiatives and judicial challenges to contain healthcare costs. For example, in March 2010, the Affordable Care Act, or the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological therapeutics to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Payment methodologies may be subject to changes in healthcare legislation and regulatory challenges. For example, in order for a drug therapeutic to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. In December 2018, the CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of the federal district court litigation regarding the method CMS uses to determine this risk adjustment. Since then, the ACA risk adjustment program payment parameters have been updated annually. Since the enactment of the ACA, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, resulted in aggregate reductions of Medicare payments to providers, which went into effect in we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended. Depending on the facts and circumstances, we could be subject to civil, criminal, and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the United States, certain states have adopted data privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the California Consumer Privacy Act of 2018, or CCPA, went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that has increased the likelihood of, and risks associated with data breach litigation. Further, the California Privacy Rights Act, or CPRA, generally went into effect on January 1, 2023, and significantly amends the CCPA. It imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also creates a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Additional compliance investment and potential business process changes may also be required. Similar laws have passed in Virginia, Colorado, Connecticut and Utah, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition. Further, in the event we decide to conduct clinical trials or continue to enroll subjects in our ongoing or future clinical trials in the European Economic Area, or EEA, or the United Kingdom, UK, we may be subject to additional privacy restrictions. More specifically, the EU General Data Protection Regulation 2016/679, or GDPR, and the UK general Data Protection Regulation and the Data Protection Act 2018, or the UK GDPR, could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. The collection and use of personal health data in the EEA and the UK is governed by the provisions of the GDPR and UK GDPR, respectively. The GDPR and UK GDPR impose certain requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR/UK GDPR also impose strict rules on the transfer of personal data out of the EEA/UK to the United States. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States; in July 2020, the Court of Justice of the EU, or CJEU, limited how organizations could lawfully transfer personal data from the EEA and UK to the United States by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses, or SCCs. In March 2022, the US and EU announced a new regulatory regime intended to replace the invalidated regulations; however, this new EU-US Data Privacy Framework has not been implemented beyond an executive order signed by President Biden on October 7, 2022 on Enhancing Safeguards for United States Signals Intelligence Activities. European court and regulatory decisions subsequent to the CJEU decision of July 2020 have taken a restrictive approach to international data transfers. Companies that must comply with the GDPR and UK GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million under the GDPR and £17.5 million under the UK GDPR or 4% of the annual global revenues of the noncompliant company, whichever is greater. The existence of parallel regimes under the GDPR and UK GDPR, and divergence in respect of implementing or supplementary laws across the EEA and UK in certain areas, means that we could be subject to potentially overlapping or divergent enforcement actions for certain actual or perceived violations.

PureTech Health plc Annual report and accounts 2022 193 Risk Factor Annex — continued A d d it io na l i nf o rm at io n take place in the interim. Once the regulation becomes applicable, it will have a phased implementation depending on the concerned products. This regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products as well as certain high-risk medical devices, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement. Risks Related to Competition We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer, more advanced or more effective than ours, which may negatively impact our ability to successfully market or commercialize any therapeutic candidates we may develop and ultimately harm our financial condition. The development and commercialization of new drug therapeutics is highly competitive. We may face competition with respect to any therapeutic candidates that we seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization. There are a number of major pharmaceutical and biotechnology companies that are currently pursuing the development and commercialization of potential medicines targeting similar treatment areas as we are. If any of our competitors receive FDA or foreign regulatory authorities approval before we do, the therapeutic candidates within our Wholly Owned Pipeline would not be the first treatment on the market, and our market share may be limited. In addition to competition from other companies targeting our target indications, any therapeutics we may develop may also face competition from other types of therapies. Many of our current or potential competitors, either alone or with their strategic partners, have: • greater financial, technical, and human resources than we have at every stage of the discovery, development, manufacture, and commercialization of therapeutics; • more extensive resources for preclinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing, and selling drug therapeutics; • therapeutics that have been approved or are in late stages of development; and • collaborative arrangements in our target markets with leading companies and research institutions. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize therapeutics that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any therapeutics that we may develop. Furthermore, currently approved therapeutics could be discovered to have application for treatment of our targeted disease indications or similar indications, which could give such therapeutics significant regulatory and market timing advantages over the therapeutic candidates within our Wholly Owned Pipeline. Our competitors may also obtain FDA, EMA or other comparable foreign regulatory approval for their therapeutics more rapidly than we may obtain approval for ours and may obtain orphan therapeutic exclusivity from the FDA for indications that we are targeting, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, therapeutics or technologies developed by our competitors may render our potential therapeutic candidates uneconomical or obsolete and we may not be successful in marketing any therapeutic candidates we may develop against competitors. 2013, and, due to subsequent legislative amendments, will remain in effect through 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, in March 2021, Congress enacted the American Rescue Plan Act of 2021, which, among other things, eliminated the statutory cap on drug manufacturers’ Medicaid Drug Rebate Program rebate liability, effective January 1, 2024. There has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological therapeutic pricing, including price or patient reimbursement constraints, discounts, restrictions on certain therapeutic access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical therapeutics and which suppliers will be included in their prescription drug and other healthcare programs. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices. There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our therapeutic. Such reforms could have an adverse effect on anticipated revenue from therapeutic candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop therapeutic candidates. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect: • the demand for the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates, if approved; • our ability to receive or set a price that we believe is fair for our therapeutics; • our ability to generate revenue and achieve or maintain profitability; • the amount of taxes that we are required to pay; and • the availability of capital. Other healthcare reform measures may be adopted in the future, and may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, lower reimbursement, and new payment methodologies. This could lower the price that we receive for any approved therapeutic. Any denial in coverage or reduction in reimbursement from Medicare or other government-funded programs may result in a similar denial or reduction in payments from private payors, which may prevent us from being able to generate sufficient revenue, attain profitability or commercialize the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates, if approved. Litigation and legislative efforts to change or repeal the ACA are likely to continue, with unpredictable and uncertain results. In the EU, similar developments may affect our ability to profitably commercialize our product candidates, if approved. On December 13, 2021, Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. While the regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to

194 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n based on clinical trial results, changes in their strategic focus due to their acquisition of competitive therapeutics or their internal development of competitive therapeutics, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities; • collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial, abandon a therapeutic candidate, repeat or conduct new clinical trials or require a new formulation of a therapeutic candidate for clinical testing; • collaborators could independently develop, or develop with third parties, therapeutics that compete directly or indirectly with our therapeutics or therapeutic candidates; • a collaborator with marketing, manufacturing and distribution rights to one or more therapeutics may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities; • we could grant exclusive rights to our collaborators that would prevent us from collaborating with others; • collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability; • disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our current or future therapeutic candidates or that results in costly litigation or arbitration that diverts management attention and resources; • collaborations may be terminated, which may result in a need for additional capital to pursue further development or commercialization of the applicable current or future therapeutic candidates; • collaborators may own or co-own intellectual property covering therapeutics that result from our collaboration with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; • disputes may arise with respect to the ownership of any intellectual property developed pursuant to our collaborations; and • a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings. Additionally, we may seek to enter into additional collaborations, joint ventures, licenses and other similar arrangements for the development or commercialization of the therapeutic candidates within our Wholly Owned Pipeline, due to capital costs required to develop or commercialize the therapeutic candidate or manufacturing constraints. We may not be successful in our efforts to establish such collaborations for the therapeutic candidates within our Wholly Owned Pipeline because our R&D pipeline may be insufficient, the therapeutic candidates within our Wholly Owned Pipeline may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view the therapeutic candidates within our Wholly Owned Pipeline as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time consuming and complex. Further, any future collaboration agreements may restrict us from entering into additional agreements with potential collaborators. We cannot be certain that, following a strategic transaction or license, we will achieve an economic benefit that justifies such transaction. Even if we are successful in our efforts to establish such collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, development or approval of a therapeutic candidate is delayed, the safety of a therapeutic candidate is questioned or sales of an approved therapeutic candidate are unsatisfactory. In addition, any potential future collaborations may be terminable by our strategic partners, and we may not be able to adequately protect our rights under these agreements. Furthermore, strategic partners may negotiate for certain rights to control decisions regarding the development and commercialization of the therapeutic candidates within our Wholly Owned Pipeline, if approved, and may not conduct those activities in the same manner as we do. Any termination of collaborations we enter into in the future, or any delay in entering into collaborations related to the therapeutic candidates within our Wholly Owned Pipeline, could delay the development and commercialization of the therapeutic candidates within our Wholly Owned Pipeline and reduce their competitiveness if they reach the market, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we could face litigation or other proceedings with respect to the scope, ownership, validity and/or enforceability of our patents relating to our competitors’ therapeutics and our competitors may allege that our therapeutics infringe, misappropriate or otherwise violate their intellectual property. The availability of our competitors’ therapeutics could limit the demand, and the price we are able to charge, for any therapeutics that we may develop and commercialize. The therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates for which we or our Founded Entities intend to seek approval as biologic therapeutics may face competition sooner than anticipated. If we or our Founded Entities are successful in achieving regulatory approval to commercialize any biologic therapeutic candidate we or our Founded Entities develop alone or with collaborators, it may face competition from biosimilar therapeutics. In the United States, certain of the therapeutic candidates within our Wholly Owned Pipeline and our Founded Entities’ therapeutic candidates are regulated by the FDA as biologic therapeutics subject to approval under the BLA pathway. The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated pathway for the approval of biosimilar and interchangeable biologic therapeutics following the approval of an original BLA. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand therapeutic. Under the BPCIA, an application for a biosimilar therapeutic may not be submitted until four years following the date that the reference therapeutic was first licensed by the FDA. In addition, the approval of a biosimilar therapeutic may not be made effective by the FDA until 12 years after the reference therapeutic was first licensed by the FDA. During this 12-year period of exclusivity, another company may still market a competing version of the reference therapeutic if the FDA approves a full BLA for the competing therapeutic containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their therapeutic. In the EU, upon receiving a marketing authorization, new biological entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a biosimilar application. During the additional two-year period of market exclusivity, a biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no biosimilar product can be marketed until the expiration of the market exclusivity. We believe that any of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates that are approved as a biological therapeutic under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider such therapeutic candidates to be reference therapeutics for competing therapeutics, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar therapeutic, once approved, will be substituted for any one of our, our Founded Entities’ or our collaborators’ reference therapeutics in a way that is similar to traditional generic substitution for non-biologic therapeutics is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. If competitors are able to obtain marketing approval for biosimilars referencing any therapeutics that we or our Founded Entities develop alone or with collaborators that may be approved, such therapeutics may become subject to competition from such biosimilars, with the attendant competitive pressure and potential adverse consequences. Risks Related to Reliance on Third Parties We are currently party to and may seek to enter into additional collaborations, licenses and other similar arrangements and may not be successful in maintaining existing arrangements or entering into new ones, and even if we are, we may not realize the benefits of such relationships. We are currently parties to license and collaboration agreements with a number of universities and pharmaceutical companies and expect to enter into additional agreements as part of our business strategy. The success of our current and any future collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include risks that: • collaborators may have significant discretion in determining the efforts and resources that they will apply to collaborations; • collaborators may not pursue development and commercialization of the therapeutic candidates within our Wholly Owned Pipeline or may elect not to continue or renew development or commercialization programs

PureTech Health plc Annual report and accounts 2022 195 Risk Factor Annex — continued A d d it io na l i nf o rm at io n regulatory authorities may require us to perform additional clinical trials before approving the therapeutic candidates within our Wholly Owned Pipeline, which would delay the regulatory approval process. We cannot be certain that, upon inspection, the FDA or comparable foreign regulatory authorities will determine that any of our clinical trials comply with GCPs. We are also required to register certain clinical trials and post the results of completed clinical trials on databases including a government-sponsored database, ClinicalTrials.gov, within certain timeframes. NIH and FDA recently signaled the government’s willingness to begin enforcing those requirements against non-compliant clinical trial sponsors. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug or medical device development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, regulatory approvals for the therapeutic candidates within our Wholly Owned Pipeline. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize the therapeutic candidates within our Wholly Owned Pipeline. In such an event, our financial results and the commercial prospects for any therapeutic candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed. Our or our Founded Entities’ use of third parties to manufacture the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates and other therapeutic candidates that we or our Founded Entities may develop for preclinical studies and clinical trials may increase the risk that we or our Founded Entities will not have sufficient quantities of our or our Founded Entities’ therapeutic candidates, therapeutics, or necessary quantities of such materials on time or at an acceptable cost. With respect to certain of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates, we and certain of our Founded Entities do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture drug supplies for our ongoing clinical trials or any future clinical trials that we or our Founded Entities may conduct, and we and our Funded Entities lack the resources to manufacture any therapeutic candidates on a commercial scale. We rely, and expect to continue to rely, on third-party manufacturers to produce our and certain of our Founded Entities’ therapeutic candidates or other therapeutic candidates that we or our Founded Entities may identify for clinical trials, as well as for commercial manufacture if any therapeutic candidates receive marketing authorization. Although we and our Founded Entities generally do not begin a clinical trial unless we or our Founded Entities believe we have a sufficient supply of a therapeutic candidate to complete the trial, any significant delay or discontinuity in the supply of a therapeutic candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third- party manufacturer could considerably delay the clinical development and potential regulatory authorization of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates, which could harm our business and results of operations. We or our Founded Entities may be unable to identify and appropriately qualify third-party manufacturers or establish agreements with third-party manufacturers or do so on acceptable terms. Even if we or our Founded Entities are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including: • reliance on the third party for sourcing of raw materials, components, and such other goods as may be required for execution of its manufacturing processes and the oversight by the third party of its suppliers; • reliance on the third party for regulatory compliance and quality assurance for the manufacturing activities each performs; • the possible breach of the manufacturing agreement by the third party; • the possible misappropriation of proprietary information, including trade secrets and know-how; and • the possible termination or non-renewal of the agreement by the third party at a time that is costly or inconvenient for us or our Founded Entities. Collaborative relationships with third parties could cause us to expend significant resources and give rise to substantial business risk with no assurance of financial return. We anticipate relying upon strategic collaborations for marketing and commercializing our existing therapeutic candidates, and we may rely even more on strategic collaborations for R&D of other therapeutic candidates or discoveries. We may sell therapeutic offerings through strategic partnerships with pharmaceutical and biotechnology companies. If we are unable to establish or manage such strategic collaborations on terms favorable to us in the future, our R&D efforts and potential to generate revenue may be limited. If we enter into R&D collaborations during the early phases of therapeutic development, success will in part depend on the performance of research collaborators. We will not directly control the amount or timing of resources devoted by research collaborators to activities related to therapeutic candidates. Research collaborators may not commit sufficient resources to our R&D programs. If any research collaborator fails to commit sufficient resources, the preclinical or clinical development programs related to the collaboration could be delayed or terminated. Also, collaborators may pursue existing or other development-stage therapeutics or alternative technologies in preference to those being developed in collaboration with us. Finally, if we fail to make required milestone or royalty payments to collaborators or to observe other obligations in agreements with them, the collaborators may have the right to terminate or stop performance of those agreements. Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even if we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of therapeutic candidates or the generation of sales revenue. To the extent that we enter into collaborative arrangements, the related therapeutic revenues are likely to be lower than if we directly marketed and sold therapeutics. Such collaborators may also consider alternative therapeutic candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for any future therapeutic candidate. Management of our relationships with collaborators will require: • significant time and effort from our management team; • coordination of our marketing and R&D programs with the marketing and R&D priorities of our collaborators; and • effective allocation of our resources to multiple projects. We rely on third parties to assist in conducting our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research, or testing. We currently rely and expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct some aspects of research and preclinical testing and clinical trials. Any of these third parties may terminate their engagements with us or be unable to fulfill their contractual obligations. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. If we need to enter into alternative arrangements, it would delay therapeutic development activities. Further, although our reliance on these third parties for clinical development activities limits our control over these activities, we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. For example, notwithstanding the obligations of a CRO for a trial of one of the therapeutic candidates within our Wholly Owned Pipeline, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA and comparable foreign regulatory authorities require us to comply with requirements, commonly referred to as GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA and comparable foreign regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators, clinical trial sites and IRBs. If we or our third-party contractors fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign

196 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n quality systems of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates or any of our other potential therapeutics. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates or our other potential therapeutics or the associated quality systems for compliance with the regulations applicable to the activities being conducted. Although we oversee the CMOs, we cannot control the manufacturing process of, and are completely dependent on, our CMO partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the therapeutics may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. The regulatory authorities or notified bodies (when applicable) also may, at any time following clearance, certification or approval of a therapeutic for sale, audit the manufacturing facilities of our third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our therapeutic specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time consuming for us or a third party to implement, and that may include the temporary or permanent suspension of a clinical study or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business. Additionally, if supply from one approved manufacturer is interrupted, an alternative manufacturer would need to be qualified. For drug and biologic therapeutics, as applicable, an NDA, BLA supplement or MAA variation, or equivalent foreign regulatory filing, is also required, which could result in further delay. Similarly, for medical devices, a new marketing application or supplement may be required. The regulatory agencies may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines. These factors could cause us or our Founded Entities to incur higher costs and could cause the delay or termination of clinical trials, regulatory submissions, required approvals, or commercialization of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates. Furthermore, if our or our Founded Entities’ suppliers fail to meet contractual requirements and we or our Founded Entities are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our or our Founded Entities’ clinical trials may be delayed or we or our Founded Entities could lose potential revenue. Risks Related to Our Intellectual Property Risks Related to Our Intellectual Property Protection If we or our Founded Entities are unable to obtain and maintain sufficient intellectual property protection for our or our Founded Entities’ existing therapeutic candidates or any other therapeutic candidates that we or they may identify, or if the scope of the intellectual property protection we or they currently have or obtain in the future is not sufficiently broad, our competitors could develop and commercialize therapeutic candidates similar or identical to ours, and our ability to successfully commercialize our existing therapeutic candidates and any other therapeutic candidates that we or they may pursue may be impaired. As is the case with other pharmaceutical and biopharmaceutical companies, our success depends in large part on our ability to obtain and maintain protection of the intellectual property we may own solely and jointly with others, particularly patents, in the United States and other countries with respect to our Wholly Owned Programs or our Founded Entities’ therapeutic candidates and technology. We and our Founded Entities seek to protect our proprietary position by filing patent applications in the United States and abroad related to our and our Founded Entities’ existing therapeutic candidates, our various proprietary technologies, and any other therapeutic candidates or technologies that we or they may identify. Obtaining, maintaining and enforcing pharmaceutical and biopharmaceutical patents is costly, time consuming and complex, and we may not be able to file or prosecute all necessary or desirable patent applications, or maintain, enforce or license patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we could fail to identify patentable aspects of our R&D Furthermore, all of our CMOs are engaged with other companies to supply and/or manufacture materials or therapeutics for such companies, which exposes our manufacturers to regulatory risks for the production of such materials and therapeutics. The facilities used by our contract manufacturers to manufacture our drug, or medical device therapeutic candidates are subject to review by the FDA pursuant to inspections that will be conducted after we submit an NDA, BLA, PMA application or other marketing application to the FDA. We do not control the manufacturing process of, and are to some extent dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as cGMP requirements for manufacture of drug, biologic and device therapeutics. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, we will not be able to secure or maintain regulatory authorization for the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates manufactured at these manufacturing facilities. We are subject to similar requirements in foreign jurisdictions. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or another comparable foreign regulatory agency does not approve these facilities for the manufacture of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates or if any agency withdraws its approval in the future, we or our Founded Entities may need to find alternative manufacturing facilities, which would negatively impact our or our Founded Entities’ ability to develop, obtain regulatory authorization or certification for or market the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates, if cleared, certified or approved. The therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates may compete with other therapeutic candidates and marketed therapeutics for access to manufacturing facilities. Any performance failure on the part of our or our Founded Entities’ existing or future manufacturers could delay clinical development, marketing approval, certification or commercialization. Our and certain of our Founded Entities’ current and anticipated future dependence upon others for the manufacturing of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates may adversely affect our future profit margins and our ability to commercialize any therapeutic candidates that receive marketing clearance or approval on a timely and competitive basis. If the contract manufacturing facilities on which we and certain of our Founded Entities’ rely do not continue to meet regulatory requirements or are unable to meet our or our Founded Entities’ supply demands, our business will be harmed. All entities involved in the preparation of therapeutic candidates for clinical trials or commercial sale, including our and certain of our Founded Entities’ existing CMOs for the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates, are subject to extensive regulation. Components of a finished drug or biologic therapeutic approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP, or similar regulatory requirements outside the United States. These regulations govern manufacturing processes and procedures, including recordkeeping, and the implementation and operation of quality systems to control and assure the quality of investigational therapeutics and therapeutics approved for sale. Similarly, medical devices must be manufactured in accordance with QSR and similar foreign requirements. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of Gelesis’ Plenity, Akili’s EndeavorRx, our Founded Entities’ other therapeutic candidates or the therapeutic candidates within our Wholly Owned Pipeline. Our or our Founded Entities’ failure, or the failure of third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us or our Founded Entities, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals or certification, license revocation, suspension of production, seizures or recalls of therapeutic candidates or marketed drugs or devices, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect clinical or commercial supplies of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates. We and/or our CMOs must supply all necessary documentation, as applicable, in support of a marketing application, such as an NDA, BLA, PMA or MAA, on a timely basis and must adhere to regulations enforced by the FDA and other regulatory agencies through their facilities inspection program. Some of our CMOs have never produced a commercially approved pharmaceutical therapeutic and therefore have not obtained the requisite regulatory authority approvals to do so. The facilities and

PureTech Health plc Annual report and accounts 2022 197 Risk Factor Annex — continued A d d it io na l i nf o rm at io n exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. These rights may permit the government to disclose our information to third parties and to exercise march-in rights to use or allow third parties to use our technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture therapeutics embodying such inventions in the United States. Any exercise by the government of such rights or by any third party of its reserved rights could harm our competitive position, business, financial condition, results of operations, and prospects. If our or our Founded Entities’ trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Our or our Founded Entities’ registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We and our Founded Entities may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we and our Founded Entities are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We and our Founded Entities may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our or our Founded Entities’ trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our or our Founded Entities’ efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our competitive position, business, financial condition, results of operations and prospects. We may not be able to protect our intellectual property rights throughout the world. Filing, prosecuting and defending patents on the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect or enforce intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we and our Founded Entities may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing therapeutics made using our inventions in and into the United States or other jurisdictions. Competitors may use our and our Founded Entities’ technologies in jurisdictions where we have not obtained patent protection to develop their own therapeutics and may also export infringing therapeutics to territories where we have patent protection, but enforcement is not as strong as that in the United States. These therapeutics may compete with our or our Founded Entities’ therapeutics and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology and pharmaceutical therapeutics, which could make it difficult for us to stop the infringement of our or our Founded Entities’ patents or marketing of competing therapeutics in violation of our proprietary rights generally. Proceedings to enforce our or our Founded Entities’ patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our or our Founded Entities’ patents at risk of being invalidated output before it is too late to obtain patent protection. Although we take reasonable measures, we have systems in place to remind us of filing and prosecution deadlines, and we employ outside firms and rely on outside counsel to monitor patent deadlines, we may miss or fail to meet a patent deadline, including in a foreign country, which could negatively impact our patent rights and harm our competitive position, business, and prospects. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal, technological and factual questions and has in recent years been the subject of much litigation. The standards that the U.S. Patent and Trademark Office, or the USPTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from issuing from a pending application or later invalidate or narrow the scope of an issued patent. For example, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect our Wholly Owned Programs or our Founded Entities’ therapeutic candidates, in whole or in part, or which effectively prevent others from commercializing competitive therapeutic candidates. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative therapeutic candidates in a non-infringing manner. In addition, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical therapeutic candidates to ours, or limit the duration of the patent protection of our Wholly Owned Programs or our Founded Entities’ therapeutic candidates. For example, we may be subject to a third-party preissuance submission of prior art to the USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our owned or licensed patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our Wholly Owned Programs or our Founded Entities’ therapeutic candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drugs without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future therapeutic candidates. Furthermore, our and our Founded Entities’ intellectual property rights may be subject to a reservation of rights by one or more third parties. We are party to a license agreement with New York University related to certain intellectual property underlying our LYT-200 therapeutic candidate which is subject to certain rights of the government, including march-in rights, to such intellectual property due to the fact that the research was funded at least in part by the U.S. government. We are also party to other license agreements for intellectual property underlying certain of our therapeutic candidates and programs. Additionally, our Founded Entities Akili, Follica, Vedanta, Sonde and Vor, are party to license agreements with academic institutions pursuant to which such Founded Entities have in- licensed certain intellectual property underlying various of their therapeutic candidates. While these license agreements are exclusive, they contain provisions pursuant to which the government has certain rights, including march-in rights, to such patents and technologies due to the fact that the research was funded at least in part by the U.S. government. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-

198 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n • successfully negotiating a proposed acquisition, in-license or investment in a timely manner and at a price or on terms and conditions favorable to us; • successfully combining and integrating a potential acquisition into our existing business to fully realize the benefits of such acquisition; • the impact of regulatory reviews on a proposed acquisition, in-license or investment; and • the outcome of any legal proceedings that may be instituted with respect to the proposed acquisition, in-license or investment. If we fail to properly evaluate potential acquisitions, in-licenses, investments or other transactions associated with the creation of new R&D programs or the maintenance of existing ones, we might not achieve the anticipated benefits of any such transaction, we might incur costs in excess of what we anticipate, and management resources and attention might be diverted from other necessary or valuable activities. Our or our Founded Entities’ rights to develop and commercialize our Wholly Owned Programs or our Founded Entities’ therapeutic candidates are subject in part to the terms and conditions of licenses granted to us and our Founded Entities by others, and the patent protection, prosecution and enforcement for some of our Wholly Owned Programs or our Founded Entities’ therapeutic candidates may be dependent on our and our Founded Entities’ licensors. We and our Founded Entities currently are reliant upon licenses of certain intellectual property rights and proprietary technologies from third parties that are important or necessary to the development of our and our Founded Entities’ proprietary technologies, including technologies related to our Wholly Owned Programs and our Founded Entities’ therapeutic candidates. These licenses, and other licenses we and they may enter into in the future, may not provide adequate rights to use such intellectual property and proprietary technologies in all relevant fields of use or in all territories in which we or our Founded Entities may wish to develop or commercialize technology and therapeutic candidates in the future. Licenses to additional third-party proprietary technology or intellectual property rights that may be required for our or our Founded Entities’ development programs may not be available in the future or may not be available on commercially reasonable terms. In that event, we or our Founded Entities may be required to expend significant time and resources to redesign our proprietary technology or therapeutic candidates or to develop or license replacement technology, which may not be feasible on a technical or commercial basis. If we and our Founded Entities are unable to do so, we may not be able to develop and commercialize technology and therapeutic candidates in fields of use and territories for which we are not granted rights pursuant to such licenses, which could harm our competitive position, business, financial condition, results of operations and prospects significantly. In some circumstances, we and our Founded Entities may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain and enforce the patents, covering technology that we or our Founded Entities license from third parties. In addition, some of our or our Founded Entities’ agreements with our licensors require us to obtain consent from the licensor before we can enforce patent rights, and our licensor may withhold such consent or may not provide it on a timely basis. Therefore, we cannot be certain that our licensors or collaborators will prosecute, maintain, enforce and defend such intellectual property rights in a manner consistent with the best interests of our business, including by taking reasonable measures to protect the confidentiality of know-how and trade secrets, or by paying all applicable prosecution and maintenance fees related to intellectual property registrations for any of our Wholly Owned Programs or our Founded Entities’ therapeutic candidates and proprietary technologies. We and our Founded Entities also cannot be certain that our licensors have drafted or prosecuted the patents and patent applications licensed to us in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. This could cause us to lose rights in any applicable intellectual property that we in-license, and as a result our ability to develop and commercialize therapeutic candidates may be adversely affected and we may be unable to prevent competitors from making, using and selling competing therapeutics. In addition, our or our Founded Entities’ licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future therapeutics, if any, the amounts may be significant. The amount of our and our Founded Entities’ future royalty obligations will depend on the technology and intellectual property we and our Founded Entities use in therapeutic candidates that we successfully develop and commercialize, if any. Therefore, even if we or our Founded or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us or our Founded Entities. We may not prevail in any lawsuits that we or our Founded Entities initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. In some jurisdictions including European Union countries, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we, our Founded Entities or any of our licensors are forced to grant a license to third parties under patents relevant to our or our Founded Entities’ business, or if we, our Founded Entities or our licensors are prevented from enforcing patent rights against third parties, our competitive position may be substantially impaired in such jurisdictions. Our or our Founded Entities’ proprietary rights may not adequately protect our technologies and therapeutic candidates, and do not necessarily address all potential threats to our competitive advantage. The degree of future protection afforded by our or our Founded Entities’ intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our or our Founded Entities’ business, or permit us to maintain our competitive advantage. The following examples are illustrative: • others may be able to make therapeutics that are the same as or similar to the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates but that are not covered by the claims of the patents that we or our Founded Entities own or have exclusively licensed; • others, including inventors or developers of our or our Founded Entities’ owned or in-licensed patented technologies who may become involved with competitors, may independently develop similar technologies that function as alternatives or replacements for any of our or our Founded Entities’ technologies without infringing our intellectual property rights; • we, our Founded Entities or our licensors or our other collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we or our Founded Entities own or license or will own or license; • we, our Founded Entities or our licensors or our other collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license; • we, our Founded Entities or our licensors may fail to meet obligations to the U.S. government with respect to in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights; • it is possible that our or our Founded Entities’ pending patent applications will not result in issued patents; • it is possible that there are prior public disclosures that could invalidate our, our Founded Entities’ or our licensors’ patents; • issued patents that we or our Founded Entities own or exclusively license may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors; • our or our Founded Entities’ competitors might conduct R&D activities in countries where we do not have patent rights, or in countries where R&D safe harbor laws exist, and then use the information learned from such activities to develop competitive therapeutics for sale in our major commercial markets; • ownership, validity or enforceability of our, our Founded Entities’ or our licensors’ patents or patent applications may be challenged by third parties; and • the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business. Risks Related to Our License Arrangements The failure to maintain our licenses and realize their benefits may harm our business. We have acquired and in-licensed certain of our technologies from third parties. We may in the future acquire, in-license or invest in additional technology that we believe would be beneficial to our business. We are subject to a number of risks associated with our acquisition, in-license or investment in technology, including the following: • diversion of financial and managerial resources from existing operations;

PureTech Health plc Annual report and accounts 2022 199 Risk Factor Annex — continued A d d it io na l i nf o rm at io n industries, including patent infringement lawsuits, interferences, derivation, oppositions, inter partes review and post-grant review before the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for or obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell, if approved, the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates. In addition, many companies in the biotechnology and pharmaceutical industries have employed intellectual property litigation as a means to gain an advantage over their competitors. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our existing therapeutic candidates and any other therapeutic candidates that we or our Founded Entities may identify may be subject to claims of infringement of the patent rights of third parties. There may be other third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our or our Founded Entities’ existing therapeutic candidates and any other therapeutic candidates that we or they may identify. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our or our Founded Entities’ existing therapeutic candidates and any other therapeutic candidates that we or they may identify may infringe. In addition, third parties may obtain patents in the future and claim that use of our or our Founded Entities’ technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our or our Founded Entities’ existing therapeutic candidates and any other therapeutic candidates that we or they may identify, any molecules formed during the manufacturing process, or any final therapeutic itself, the holders of any such patents may be able to block our ability to commercialize such therapeutic candidate unless we obtained a license under the applicable patents, or until such patents expire. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our Wholly Owned Programs or our Founded Entities’ therapeutic candidates. Furthermore, the scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history and can involve other factors such as expert opinion. Our analysis of these issues, including interpreting the relevance or the scope of claims in a patent or a pending application, determining applicability of such claims to our proprietary technologies or therapeutic candidates, predicting whether a third party’s pending patent application will issue with claims of relevant scope, and determining the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our or our Founded Entities’ ability to develop and market the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates. We do not always conduct independent reviews of pending patent applications of and patents issued to third parties. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our or our Founded Entities’ formulations, processes for manufacture or methods of use, including any combination therapies, the holders of any such patents may be able to block our or our Founded Entities’ ability to develop and commercialize the applicable therapeutic candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all, or it may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. Parties making claims against us or our Founded Entities may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our or our Founded Entities’ existing therapeutic candidates and any other therapeutic candidates that we may identify. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from our business. In the event of a successful claim of infringement against us or our Founded Entities, we or our Founded Entities may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing therapeutics or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. Parties making claims against us or our Founded Entities may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of Entities successfully develop and commercialize therapeutic candidates, we may be unable to achieve or maintain profitability. In addition, we or our Founded Entities may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property rights that are subject to our or our Founded Entities’ existing licenses. Any of these events could have a material adverse effect on our or our Founded Entities’ competitive position, business, financial conditions, results of operations, and prospects. If we or our Founded Entities fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or these agreements are terminated or we or our Founded Entities otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business. We are party to various agreements that we depend on to develop our Wholly Owned Programs or our Founded Entities’ therapeutic candidates and various proprietary technologies, and our rights to use currently licensed intellectual property, or intellectual property to be licensed in the future, are or will be subject to the continuation of and our and our Founded Entities’ compliance with the terms of these agreements. For example, under certain of our and our Founded Entities’ license agreements we and our Founded Entities are required to use commercially reasonable efforts to develop and commercialize therapeutic candidates covered by the licensed intellectual property rights, maintain the licensed intellectual property rights, and achieve certain development milestones, each of which could result in termination in the event we or our Founded Entities fail to comply. In spite of our efforts, our or our Founded Entities’ licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our or our Founded Entities’ ability to develop and commercialize therapeutics and technology covered by these license agreements. Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including: • the scope of rights granted under the license agreement and other interpretation-related issues; • the extent to which our Wholly Owned Programs or our Founded Entities’ therapeutic candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; • the sublicensing of patent and other rights under our or our Founded Entities’ collaborative development relationships; • our and our Founded Entities’ diligence obligations under the license agreement and what activities satisfy those diligence obligations; • the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our and our Founded Entities’ licensors and us and our Founded Entities and our partners; and • the priority of invention of patented technology. In addition, certain provisions in our and our Founded Entities’ license agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the agreement, either of which could have a material adverse effect on our or our Founded Entities’ business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we or our Founded Entities have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected therapeutic candidates, which could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects. Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts. Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical

200 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates is approved and a patent covering that therapeutic candidate is not listed in the Orange Book, a manufacturer of generic drugs would not have to provide advance notice to us of any abbreviated new drug application, or ANDA, filed with the FDA to obtain permission to sell a generic version of such therapeutic candidate. Issued patents covering our Wholly Owned Programs or our Founded Entities’ therapeutic candidates could be found invalid or unenforceable if challenged in courts or patent offices. If we, our Founded Entities or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering one or more of our Wholly Owned Programs or our Founded Entities’ therapeutic candidates, the defendant could counterclaim that the patent covering the relevant therapeutic candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including subject matter eligibility, novelty, nonobviousness, written description or enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our or our Founded Entities’ patents in such a way that they no longer cover our Wholly Owned Programs or our Founded Entities’ therapeutic candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our Wholly Owned Programs or our Founded Entities’ therapeutic candidates. Such a loss of patent protection could have a material adverse impact on our business. Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our and our Founded Entities’ ability to protect our therapeutics. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to a patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us and our Founded Entities to be cognizant of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we, our Founded Entities or our licensors were the first to either (i) file any patent application related to our Wholly Owned Programs or our Founded Entities’ therapeutic candidates or (ii) invent any of the inventions claimed in our, our Founded Entities or our licensor’s patents or patent applications. The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. Risks Related to Our Patents Patent terms may be inadequate to protect our competitive position on therapeutic candidates for an adequate amount of time. Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our Wholly Owned Programs or our Founded Entities’ therapeutic candidates are obtained, once the patent life has expired, we or our Founded Entities may be open to competition from competitive therapeutics, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new therapeutic candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our or our Founded Entities’ owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing therapeutics similar or identical to ours. If we or our Founded Entities are not able to obtain patent term extension or non-patent exclusivity in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the marketing exclusivity term of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates, our business may be materially harmed. Depending upon the timing, duration and specifics of FDA marketing approval of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates, one or more of the U.S. patents covering each of such therapeutic candidates or the use thereof may be eligible for up to five years of patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act allows a maximum of one patent to be extended per new drug application, or NDA, for an FDA approved therapeutic as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of therapeutic approval and only those claims covering such approved drug therapeutic, a method for using it or a method for manufacturing it may be extended. Patent term extension also may be available in certain foreign countries upon regulatory approval of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates. Nevertheless, we or our Founded Entities may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request. If we or our Founded Entities are unable to obtain patent term extension or restoration, or the term of any such extension is less than our request, the period during which we will have the right to exclusively market our therapeutic may be shortened and our competitors may obtain approval of competing therapeutics following our patent expiration sooner, and our revenue could be reduced, possibly materially. Further, for certain of our and our Founded Entities’ licensed patents, we and our Founded Entities do not have the right to control prosecution, including filing with the USPTO, a petition for patent term extension under the Hatch-Waxman Act. Thus, if one of our or our Founded Entities’ licensed patents is eligible for patent term extension under the Hatch- Waxman Act, we may not be able to control whether a petition to obtain a patent term extension is filed with, or whether a patent term extension is obtained from, the USPTO. Also, there are detailed rules and requirements regarding the patents that may be submitted to the FDA for listing in the Approved Drug Products with Therapeutic Equivalence Evaluations, or the Orange Book. We or our Founded Entities may be unable to obtain patents covering the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates that contain one or more claims that satisfy the requirements for listing in the Orange Book. Even if we or our Founded Entities submit a patent for listing in the Orange Book, the FDA may decline to list the patent, or a manufacturer of generic drugs may challenge the listing. If or when one of the therapeutic candidates within

PureTech Health plc Annual report and accounts 2022 201 Risk Factor Annex — continued A d d it io na l i nf o rm at io n For example, any of these parties may breach the agreements and disclose proprietary information, including trade secrets, and we may not be able to obtain adequate remedies for such breaches. We and our Founded Entities also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our or our Founded Entities’ confidential proprietary information were to be lawfully obtained or independently developed by a competitor, we or our Founded Entities would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our or our Founded Entities’ therapeutics that we consider proprietary. We or our Founded Entities may not be able to obtain adequate remedies in the event of such unauthorized use. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Trade secrets will also over time be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. Though our or our Founded Entities’ agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. In addition, if any of our or our Founded Entities’ trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of such information may be greatly reduced and our competitive position, business, financial condition, results of operations, and prospects would be harmed. We or our Founded Entities may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers. As is common in the biotechnology and pharmaceutical industries, we and our Founded Entities employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we and our Founded Entities try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we or our Founded Entities may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we or our Founded Entities fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we or our Founded Entities are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Risks Related to Challenges or Lawsuits Related to Intellectual Property We may become involved in lawsuits to protect or enforce our or our Founded Entities’ patents or other intellectual property, which could be expensive, time consuming and unsuccessful. Competitors may infringe our or our Founded Entities’ patents or other intellectual property. Our and our Founded Entities’ ability to enforce our patent or other intellectual property rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their therapeutics and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s therapeutic or service. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. If we were to initiate legal proceedings against a third party to enforce a patent covering one or more of our Wholly a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our Founded Entities’ owned or in-licensed patent applications and the enforcement or defense of our or our Founded Entities’ owned or in-licensed issued patents, all of which could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects. In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court and Federal Circuit rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future. Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We and our Founded Entities have systems in place to remind us to pay these fees, and we and our Founded Entities employ outside firms and rely on outside counsel to pay these fees due to the USPTO and non-U.S. patent agencies. However, we and our Founded Entities cannot guarantee that our licensors have similar systems and procedures in place to pay such fees. In addition, the USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non- compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business. Risks Related to Confidentiality If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed. We and our Founded Entities consider proprietary trade secrets, confidential know-how and unpatented know-how to be important to our business. We and our Founded Entities may rely on trade secrets and confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and confidential know-how are difficult to protect, and we have limited control over the protection of trade secrets and confidential know-how used by our licensors, collaborators and suppliers. Because we have relied in the past on third parties to manufacture the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates, because we may continue to do so in the future, and because we expect to collaborate with third parties on the development of our current therapeutic candidates and any future therapeutic candidates we develop, we may, at times, share trade secrets with them. We also conduct joint R&D programs that may require us to share trade secrets under the terms of our R&D partnerships or similar agreements. Under such circumstances, trade secrets and confidential know-how can be difficult to maintain as confidential. We and our Founded Entities seek to protect our confidential proprietary information, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements are designed to protect our proprietary information. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our and our Founded Entities’ trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques.

202 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n Risks Related to the COVID-19 Pandemic The COVID-19 pandemic has impacted, and may in the future impact, our business, including our clinical trials and preclinical studies, and may materially and adversely affect our business in the future. Public health crises such as pandemics or other global emergencies could adversely impact our business and have a material adverse impact on our operations and financial condition and results. As a result of the COVID-19 outbreak or any future pandemics, we have experienced, and may in the future experience, disruptions that severely impact our business, clinical trials and preclinical studies, including: • delays or difficulties in enrolling patients in our clinical trials; • delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff; • delays or disruptions in non-clinical experiments due to unforeseen circumstances at contract research organizations, or CROs, and vendors along their supply chain; • increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19, being forced to quarantine, or not accepting home health visits; • diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials; • interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures (particularly any procedures that may be deemed non-essential), which may impact the integrity of subject data and clinical study endpoints; • interruption or delays in the operations of the FDA, comparable foreign regulatory agencies and notified bodies, which may impact review and approval or certification timelines; • interruption of, or delays in receiving, supplies of our therapeutic candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems; and • limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families, the desire of employees to avoid contact with large groups of people, an increased reliance on working from home or mass transit disruptions. The COVID-19 pandemic has had, and may continue to have, an unfavorable impact on global economic conditions, including a decrease in or loss of insurance coverage among individuals in the United States, an increase in unemployment, and other negative impacts. In addition, the trading prices for biopharmaceutical companies have been highly volatile as a result of recent extreme volatility in the global economy, including as a result of the COVID-19 pandemic. As a result, if we require any further capital we may face difficulties raising capital through sales of our common stock or such sales may be on unfavorable terms. The extent to which the COVID-19 pandemic may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our clinical development operations, the supply chain for our ongoing and planned clinical trials, and the availability of governmental and regulatory authorities to conduct inspections of our clinical trial sites, review materials submitted by us in support of our applications for regulatory approval and grant approval for our therapeutic candidates. Owned Programs or our Founded Entities’ therapeutic candidates, the defendant could counterclaim that the patent covering our or our Founded Entities’ therapeutic candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including subject matter eligibility, novelty, nonobviousness, written description or enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our or our Founded Entities’ patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue clinical trials, continue research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring therapeutic candidates to market. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our or our Founded Entities’ confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely impact the price of our ADSs. Furthermore, any of the foregoing could have a material adverse effect on our financial condition, results of operations, and prospects. We and our Founded Entities may be subject to claims challenging the inventorship of our patents and other intellectual property. Our and our Founded Entities’ agreements with employees and our personnel policies provide that any inventions conceived by an individual in the course of rendering services to us shall be our exclusive property. Although our policy is to have all such individuals complete these agreements, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. The assignment of intellectual property may not be automatic upon the creation of an invention and despite such agreement, such inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. We, our Founded Entities or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we, our Founded Entities or our licensors may have inventorship disputes arising from conflicting obligations of employees, consultants or others who are involved in developing our Wholly Owned Programs or our Founded Entities’ therapeutic candidates. Litigation may be necessary to defend against these and other claims challenging inventorship of our, our Founded Entities’ or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we, our Founded Entities or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our Wholly Owned Programs or our Founded Entities’ therapeutic candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

PureTech Health plc Annual report and accounts 2022 203 Risk Factor Annex — continued A d d it io na l i nf o rm at io n Furthermore, each of our executive officers may terminate their employment with us at any time. Recruiting and retaining qualified scientific and clinical personnel and, if we progress the development of the therapeutic candidates within our Wholly Owned Pipeline toward scaling up for commercialization, sales and marketing personnel, will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval for and commercialize the therapeutic candidates within our Wholly Owned Pipeline. Competition to hire qualified personnel in our industry is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Furthermore, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited. We will need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations. As we mature, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time toward managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional therapeutic candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize therapeutic candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth. Because we are developing multiple programs and therapeutic candidates and are pursuing a variety of target indications and treatment modalities, we may expend our limited resources to pursue a particular therapeutic candidate and fail to capitalize on development opportunities or therapeutic candidates that may be more profitable or for which there is a greater likelihood of success. Because we have limited financial and personnel resources, we may forgo or delay pursuit of opportunities with potential target indications or therapeutic candidates that later prove to have greater commercial potential than our current and planned development programs and therapeutic candidates. Our resource allocation decisions may cause us to fail to capitalize on viable commercial therapeutics or profitable market opportunities. Our spending on current and future research and development programs and other future therapeutic candidates for specific indications may not yield any commercially viable future therapeutic candidates. If we do not accurately evaluate the commercial potential or target market for a particular therapeutic candidate, we may be required to relinquish valuable rights to that therapeutic candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such future therapeutic candidates. Additionally, we may pursue additional in-licenses or acquisitions of development-stage assets or programs, which entails additional risk to us. For example, in 2019 we acquired LYT-100, which is the most advanced therapeutic candidate in our Wholly Owned Pipeline and to which we are investing significant resources for its development. Identifying, selecting and acquiring promising therapeutic candidates requires substantial technical, financial and human resources expertise. Efforts to do so may not result in the actual acquisition or license of a successful therapeutic Risks Related to Our Business and Industry We attempt to distribute our scientific, execution and financing risks across a variety of therapeutic areas, indications, programs and modalities that are driven by our proven innovation and drug development strategy. However, our assessment of, and approach to, risk may not be comprehensive or effectively avoid delays or failures in one or more of our programs. Failures in one or more of our programs could adversely impact other programs and have a material adverse impact on our business, results of operations and ability to fund our business. We are dedicated to giving life to new classes of medicine to Improve the lives of patients with devastating diseases. We have created a broad and deep pipeline through our experienced research and development team and our extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through our Founded Entities. Our R&D engine has resulted in the development of a number of therapeutics and therapeutic candidates, including two that have received both US FDA clearance and European marketing authorization and a third that we expect will soon be filed for FDA approval. A number of these programs are being advanced by PureTech or our Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points. As our and certain of our Founded Entities’ therapeutic candidates progress through clinical development, we or others may determine that certain of our risk allocation decisions were incorrect or insufficient, that individual programs or our science in general has technology or biology risks that were unknown or underappreciated, or that we have allocated resources across our programs in such a way that did not maximize potential value creation. All of these risks may relate to our current and future programs sharing similar science and infrastructure, and in the event material decisions in any of these areas turn out to have been incorrect or under-optimized, we may experience a material adverse impact on our business and ability to fund our operations. Our business is highly dependent on the clinical advancement of our programs and our success in identifying potential therapeutic candidates. Delay or failure to advance our programs could adversely impact our business. Over time, our and our Founded Entities’ preclinical and clinical work led us to identify potential synergies across target therapeutic indications, generating a broad portfolio of therapeutic candidates across multiple programs. Even if a particular program is successful in any phase of development, such program could fail at a later phase of development, and other programs within the same therapeutic area may still fail at any phase of development including at phases where earlier programs in that therapeutic area were successful. This may be a result of technical challenges unique to that program or due to biology risk, which is unique to every program. As we progress our programs through clinical development, there may be new technical challenges that arise that cause an entire program or a group of programs within an area of focus to fail. While we aim to segregate risk across programs, and in certain cases among our Founded Entities, there may be foreseen and unforeseen risks across the therapeutic candidates within our Wholly Owned Pipeline and programs being developed by our Founded Entities in whole or in part. In addition, if any one or more of our clinical programs encounter safety, tolerability, or efficacy problems, developmental delays, regulatory issues, or other problems, our business could be significantly harmed. Our future success depends on our ability to retain key employees, directors, consultants and advisors and to attract, retain and motivate qualified personnel. Our ability to compete in the highly competitive biotechnology industry depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on the management, R&D, clinical, financial and business development expertise of our executive officers, our directors, as well as the other members of our scientific and clinical teams, including Daphne Zohar, our chief executive officer, Bharatt Chowrira, our president and chief business, finance and operating officer, Eric Elenko, our chief innovation and strategy officer, and Julie Krop, our chief medical officer. The loss of the services of any of our executive officers and other key personnel, and our inability to find suitable replacements could result in delays in therapeutic development and our financial condition and results of operations could be materially adversely affected.

204 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n or inaccurate posts or comments about us on any social networking website. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business. Our and our Founded Entities’ employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements. We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors as well as the employees, independent contractors, consultants, commercial partners and vendors of our Founded Entities. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the laws of the FDA and comparable foreign regulatory authorities; provide true, complete and accurate information to the FDA and comparable foreign regulatory authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities. If we or our Founded Entities obtain FDA or comparable foreign regulatory authorities approval, or notified bodies certification, of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates and begin commercializing those therapeutics in the United States and abroad, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. In particular, research, sales, marketing, education and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions. Employee litigation and unfavorable publicity could negatively affect our future business. Our employees may, from time to time, bring lawsuits against us regarding injury, creating a hostile work place, discrimination, wage and hour disputes, sexual harassment, or other employment issues. In recent years, there has been an increase in the number of discrimination and harassment claims generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced employment- or harassment-related lawsuits have had to terminate management or other key personnel, and have suffered reputational harm that has negatively impacted their business. If we were to face any employment-related claims, our business could be negatively affected. If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business. We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste therapeutics. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be candidate, potentially resulting in a diversion of our management’s time and the expenditure of our resources with no resulting benefit. For example, if we are unable to identify programs that ultimately result in approved therapeutics, we may spend material amounts of our capital and other resources evaluating, acquiring and developing therapeutics that ultimately do not provide a return on our investment. Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any therapeutic candidates that we may develop. We face an inherent risk of product liability exposure related to the testing of therapeutic candidates in human clinical trials and will face an even greater risk if we commercially sell any therapeutics that we may develop. If we cannot successfully defend ourselves against claims that the therapeutic candidates within our Wholly Owned Pipeline or medicines caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in: • decreased demand for any therapeutic candidates or medicines that we may develop; • injury to our reputation and significant negative media attention; • withdrawal of clinical trial participants; • significant costs to defend the related litigation; • substantial monetary awards to trial participants or patients; • loss of revenue; and • the inability to commercialize the therapeutic candidates within our Wholly Owned Pipeline. Although we maintain product liability insurance, including coverage for clinical trials that we sponsor, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage as we commence additional clinical trials and if we successfully commercialize any therapeutic candidates. The market for insurance coverage is increasingly expensive, and the costs of insurance coverage will increase as our clinical programs increase in size. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Litigation against us could be costly and time-consuming to defend and could result in additional liabilities. We may from time to time be subject to legal proceedings and claims that arise in the ordinary course of business or otherwise, such as claims brought by third parties in connection with commercial disputes and employment claims made by our current or former employees. Claims may also be asserted by or on behalf of a variety of other parties, including government agencies, patients, or stockholders. We could also be subject to securities class action litigation. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business. Any litigation involving us may result in substantial costs, operationally restrict our business, and may divert management’s attention and resources, which may seriously harm our business, overall financial condition, and results of operations. Insurance may not cover existing or future claims, be sufficient to fully compensate us for one or more of such claims, or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby adversely impacting our results of operations. The increasing use of social media platforms presents new risks and challenges. Social media is increasingly being used to communicate about our and our Founded Entities’ clinical development programs and the diseases our therapeutics are being developed to treat, and we intend to utilize appropriate social media in connection with our commercialization efforts following approval of the therapeutic candidates within our Wholly Owned Pipeline. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients may use social media channels to comment on their experience in an ongoing blinded clinical study or to report an alleged adverse event. When such disclosures occur, there is a risk that we fail to monitor and comply with applicable adverse event reporting obligations or we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about the therapeutic candidates within our Wholly Owned Pipeline. There is also a risk of inappropriate disclosure of sensitive information or negative

PureTech Health plc Annual report and accounts 2022 205 Risk Factor Annex — continued A d d it io na l i nf o rm at io n regulations, including new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be materially and adversely impacted. We may acquire businesses, or therapeutics or therapeutic candidates, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions. We acquire or in-license businesses or therapeutics from other companies or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture or retain key personnel from the acquired company. We may encounter numerous difficulties in developing, manufacturing and marketing any new therapeutics or therapeutic candidates resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition or license, we will achieve the expected synergies to justify the transaction. Failure to successfully identify, complete, manage and integrate acquisitions could materially and adversely affect our business, financial condition and results of operations and could cause the price of our securities to decline. Changes in funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new therapeutics and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business. The ability of the FDA, foreign regulatory authorities and notified bodies to review and approve or certify new therapeutics or take action with respect to other regulatory matters can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, and statutory, regulatory, and policy changes. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. The priorities of the FDA and foreign regulatory authorities may also influence the ability of the FDA and foreign regulatory authorities to take action on regulatory matters, for example the FDA’s and foreign regulatory authorities’ budget and funding levels and ability to hire and retain key personnel. Disruptions at the FDA and foreign regulatory authorities may also slow the time necessary for new drugs to be reviewed and/or approved, or for other actions to be taken, by relevant government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Similarly, a prolonged government shutdown could prevent the timely review of our patent applications by the USPTO, which could delay the issuance of any U.S. patents to which we might otherwise be entitled. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations. Separately, in response to the global COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic, and any resurgence of the virus or emergence of new variants may lead to further inspectional delays. Regulatory authorities outside the U.S. have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic or for other reasons and may experience delays in their regulatory activities. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets. Furthermore, in the EU, notified bodies must be officially designated to certify products and services in accordance with the EU Medical Devices asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or therapeutic efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions. Cyberattacks or other failures in our telecommunications or information technology systems, or those of our collaborators, contract research organizations, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations. We, our collaborators, our CROs, third-party logistics providers, distributors and other contractors and consultants utilize information technology, or IT, systems and networks to process, transmit and store electronic information in connection with our business activities. As use of digital technologies has increased, cyber incidents, including third parties gaining access to employee accounts using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks or other means, and deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of our, our collaborators’, our CROs’, third-party logistics providers’, distributors’ and other contractors’ and consultants’ systems and networks, and the confidentiality, availability and integrity of our data. There can be no assurance that we will be successful in preventing cyberattacks or successfully mitigating their effects. Similarly, there can be no assurance that our collaborators, CROs, third-party logistics providers, distributors and other contractors and consultants will be successful in protecting our clinical and other data that is stored on their systems. We and certain of our service providers are from time to time subject to cyberattacks and security incident. Although to our knowledge we have not experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of development programs and business operations. Any cyber-attack, data breach or destruction or loss of data could result in a violation of applicable U.S. and international privacy, data protection and other laws, and subject us to litigation and governmental investigations and proceedings by federal, state and local regulatory entities in the United States and by international regulatory entities, resulting in exposure to material civil and/or criminal liability. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that maybe imposed; and could have a material adverse effect on our business and prospects. For example, the loss of clinical trial data from completed or ongoing clinical trials for any of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, we may suffer reputational harm or face litigation or adverse regulatory action as a result of cyber-attacks or other data security breaches and may incur significant additional expense to implement further data protection measures. The increasing focus on environmental sustainability and social initiatives could increase our costs, harm our reputation and adversely impact our financial results. There has been increasing public focus by investors, patients, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. We may experience pressure to make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. Expectations regarding the management of environmental, social and governance, or ESG, initiatives continues to evolve rapidly. While we may from time to time engage in various initiatives (including but not limited to voluntary disclosures, policies, or goals) to improve our ESG profile or respond to stakeholder expectations, we cannot guarantee that these initiatives will have the desired effect. If we are not effective in addressing environmental, social and other sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation and financial results may suffer. In addition, even if we are effective at addressing such concerns, we may experience increased costs as a result of executing upon our sustainability goals that may not be offset by any benefit to our reputation, which could have an adverse impact on our business and financial condition. In addition, this emphasis on environmental, social and other sustainability matters has resulted and may result in the adoption of new laws and

206 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n • future activities subject to the terms of the Trade and Cooperation Agreement between the United Kingdom and the European Union effective May 1, 2021, which has not impacted our results to-date; • a second referendum on Scottish independence from the United Kingdom; and/or • a snap general election; and • negative consequences from changes in tax laws. In addition, our business strategy incorporates potential international expansion to target patient populations outside the United States. If we or our Founded Entities receive regulatory approval for and commercialize any of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates in patient populations outside the United States, we may hire sales representatives and conduct physician and patient association outreach activities outside of the United States. Doing business internationally involves a number of risks, including, but not limited to: • multiple, conflicting, and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses; • failure by us to obtain and maintain regulatory approvals for the use of our therapeutics in various countries; • additional potentially relevant third-party patent rights; • complexities and difficulties in obtaining protection and enforcing our intellectual property; • difficulties in staffing and managing foreign operations; • complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems; • limits in our ability to penetrate international markets; • financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our therapeutics, and exposure to foreign currency exchange rate fluctuations; • natural disasters, political and economic instability, including wars, such as the conflict between Russia and Ukraine, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions; • certain expenses including, among others, expenses for travel, translation, and insurance; and • regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, its books and records provisions, or its anti- bribery provisions. Any of these factors could significantly harm our potential international expansion and operations and, consequently, our results of operations. Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations. Our ability to invest in and expand our business and meet our financial obligations, to attract and retain third-party contractors and collaboration partners and to raise additional capital depends on our operating and financial performance, which, in turn, is subject to numerous factors, including the prevailing economic and political conditions and financial, business and other factors beyond our control, such as the rate of unemployment, the number of uninsured persons in the United States, political influences and inflationary pressures. For example, an overall decrease in or loss of insurance coverage among individuals in the United States as a result of unemployment, underemployment or the repeal of certain provisions of the ACA, may decrease the demand for healthcare services and pharmaceuticals. If fewer patients are seeking medical care because they do not have insurance coverage, we and our Founded Entities may experience difficulties in any eventual commercialization of the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates and our business, results of operations, financial condition and cash flows could be adversely affected. In addition, our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets upon which pharmaceutical and biopharmaceutical companies such as us are dependent for sources of capital. In the past, global financial crises have caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all, and weakened demand for the therapeutic candidates within our Wholly Owned Pipeline. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we Regulation. Several notified bodies have been designated under the EU Medical Devices Regulation. However, the COVID-19 pandemic has significantly slowed down their designation process and the current designated notified bodies are facing a large amount of requests with the new regulation as a consequence of which review times may have lengthened. This situation may impact the way we are conducting our business in the EU and the EEA and the ability of our notified body to timely review and process our regulatory submissions and perform its audits We or the third parties upon whom we depend may be adversely affected by a natural disaster and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster. Natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party CMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business, financial condition, results of operations and prospects. We will continue to incur increased costs as a result of operating as a U.S.- listed public company, and our management will be required to devote substantial time to new compliance initiatives. As a U.S. public company, and particularly now that we are no longer an emerging growth company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a public company listed on the LSE. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance. Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404, we have and continue to be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. Risks Related to Our International Operations Our international operations may expose us to business, regulatory, political, operational, financial, pricing and reimbursement and economic risks associated with doing business outside of the United States. As a company based in the United Kingdom, our business is subject to risks associated with being organized outside of the United States. While the majority of our operations are in the United States and our functional currency is the U.S. dollar, our future results could be harmed by a variety of international factors, including: • economic weakness, including inflation, or political instability in particular non-U.S. economies and markets; • differing and changing regulatory requirements; • difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations; • changes in a specific country’s or region’s political or economic environment, including, but not limited to, the implications of one or more of the following occurring the decision of the United Kingdom:

PureTech Health plc Annual report and accounts 2022 207 Risk Factor Annex — continued A d d it io na l i nf o rm at io n reintegrated under the regulatory authority of the MHRA with respect to medicinal products. These proposed changes need to be codified and agreed by the respective parliaments of the UK and EU before taking effect. There could be additional uncertainty and risk around what these changes will mean to our business. It is currently unclear to what extent the UK Government will seek to align its regulations with the EU. The EU laws that have been transposed into UK law through secondary legislation remain applicable in Great Britain. However, under the Retained EU Law (Revocation and Reform) Bill 2022, which is currently before the UK parliament, any retained EU law not expressly preserved and “assimilated” into domestic law or extended by ministerial regulations (to no later than June 23, 2026) will automatically expire and be revoked by December 31, 2023. In addition, new legislation such as the (EU) CTR is not applicable in Great Britain. Whilst the EU-UK Trade and Cooperation Agreement, or TCA, includes the mutual recognition of Good Manufacturing Practice, or GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, it does not contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards. There may be divergent local requirements in Great Britain from the EU in the future, which may impact clinical and development activities that occur in the UK in the future. Similarly, clinical trial submissions in the UK will not be able to be bundled with those of EU member states within the EMA Clinical Trial Information System, or CTIS, adding further complexity, cost and potential risk to future clinical and development activity in the UK. Significant political and economic uncertainty remains about how much the relationship between the UK and EU will differ as a result of the UK’s withdrawal. These developments, or the perception that any related developments could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations and may adversely affect the market price of our ADSs. The uncertainty regarding new or modified arrangements between the UK and other countries following the withdrawal may have a material adverse effect on the movement of personnel, goods, information or data between the UK and members of the EU and the United States, including the interruption of or delays in imports into the UK of goods originating within the EU and exports from the UK of goods originating there. For example, shipments into the UK of medicinal product substance manufactured for us in the EU may be interrupted or delayed and thereby prevent or delay the manufacture in the UK of drug product. Similarly, shipments out of the UK of drug product to the United States or the EU may be interrupted or delayed and thereby prevent or delay the delivery of drug product to clinical sites. Such a situation could hinder our ability to conduct current and planned clinical trials and have an adverse effect on our business. Exchange rate fluctuations may materially affect our results of operations and financial condition. Although we are based in the United Kingdom, our financial statements are denominated in U.S dollars and many of our business activities are carried out with partners outside the U.S. and United Kingdom and these transactions may be denominated in another currency. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the currencies of other countries, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place. Risks Related to Our Equity Securities and ADSs The market price of our ADSs has been and will likely continue to be highly volatile, and you could lose all or part of your investment. The market price of our ADSs has been and will likely continue to be volatile. The stock market in general, and the market for biopharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your ADSs at or above the purchase price. The market price for our ADSs may be influenced by many factors, including: • adverse results or delays in our preclinical studies or clinical trials; • reports of AEs or other negative results in clinical trials of third parties’ therapeutic candidates that target the therapeutic candidates within our Wholly Owned Pipeline’s or our Founded Entities’ therapeutic candidates’ target indications; • an inability for us to obtain additional funding on reasonable terms or at all; cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business. Additionally, we maintain the majority of our cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position. We are subject to the U.K. Bribery Act 2010, or the Bribery Act, the U.S. Foreign Corrupt Practices Act of 1977 (as amended) (“FCPA”) and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations. Our operations are subject to anti-corruption laws, including the Bribery Act, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. These laws generally prohibit us and our employees and intermediaries acting on our behalf from corruptly authorizing, promising, offering, or providing, directly or indirectly, anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. The Bribery Act also prohibits: (i) “commercial” bribery of private parties, in addition to bribery involving domestic or foreign officials; (ii) the acceptance of bribes, as well as the giving of bribes, and (iii) “facilitation payments”, meaning generally low level payments designed to secure or expedite routine governmental actions or other conduct to which persons are already under obligations to perform. The Bribery Act also creates an offence applicable corporate entities for failure to prevent bribery by our employees, officers, directors and other third parties acting on our behalf, to which the only defence is to maintain “adequate procedures” designed to prevent such acts of bribery. In the future, we and our strategic partners may operate in jurisdictions that pose a heightened risk of potential Bribery Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose conduct could potentially subject us to liability under the Bribery Act, FCPA or other anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union and its member states, including applicable export control regulations, economic sanctions and embargoes on certain countries, regions, and persons, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. Compliance with Trade Control Laws regarding the import and export of our products may create delays in the introduction of our products in international markets, and, in some cases, prevent the export of our products to some countries altogether. There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement, debarment from debarment from government contracts as well as other sanctions and remedial measures, and may also result in collateral litigation. These consequences could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by United Kingdom, United States or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our ADSs. Since the end of the Brexit transition period on January 1, 2021, Great Britain (England, Scotland and Wales) has not been directly subject to EU laws, however under the terms of the Ireland/Northern Ireland Protocol, EU laws generally apply to Northern Ireland. On February 27, 2023, the UK Government and the European Commission reached a political agreement on the “Windsor Agreement” which will revise the Protocol on Ireland/ Northern Ireland in order to address some of the perceived shortcomings in its operation. Under the proposed changes, Northern Ireland would be

208 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n Future sales, or the possibility of future sales, of a substantial number of our securities could adversely affect the price of the shares and dilute shareholders. Sales of a substantial number of our ADSs in the public market could occur at any time, subject to certain restrictions described below. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of the ADSs could decline significantly and could decline below the original purchase price. As of March 31, 2023, we had 278,461,805 outstanding ordinary shares. Ordinary shares subject to outstanding options under our equity incentive plans and the ordinary shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Holders of ADSs are not treated as holders of our ordinary shares. If you purchase an ADS, you will become a holder of ADSs with underlying ordinary shares in a company incorporated under English law. Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement. See “Description of Securities Other Than Equity Securities” in our Annual Report on Form 20-F. Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares. ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of Securities Other Than Equity Securities” in our Annual Report on Form 20-F. ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action. The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement. If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre- dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is • any delay in submitting an IND, BLA or NDA for the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that IND, BLA or NDA; • failure to develop successfully and commercialize the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates; • announcements we make regarding our current therapeutic candidates, acquisition of potential new therapeutic candidates and companies and/ or in-licensing; • failure to maintain our or our Founded Entities’ existing license arrangements or enter into new licensing and collaboration agreements; • failure by us, our Founded Entities or our licensors to prosecute, maintain or enforce our intellectual property rights; • changes in laws or regulations applicable to future therapeutics; • inability to obtain adequate clinical or commercial supply for the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates or the inability to do so at acceptable prices; • adverse regulatory decisions, including failure to reach agreement with applicable regulatory authorities on the design or scope of our planned clinical trials; • failure to obtain and maintain regulatory exclusivity for the therapeutic candidates within our Wholly Owned Pipeline or our Founded Entities’ therapeutic candidates; • regulatory approval or commercialization of new therapeutics or other methods of treating our target disease indications by our competitors; • failure to meet or exceed financial projections we may provide to the public or to the investment community; • publication of research reports or comments by securities or industry analysts; • the perception of the pharmaceutical and biotechnology industries by the public, legislatures, regulators and the investment community; • announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us, our Founded Entities our strategic collaboration partners or our competitors; • disputes or other developments relating to proprietary rights, including patents, litigation matters and our or our Founded Entities’ ability to obtain patent protection for our technologies; • additions or departures of our key scientific or management personnel; • significant lawsuits, including patent or shareholder litigation, against us; • changes in the market valuations of similar companies; • adverse developments relating to any of the above or additional factors with respect to our Founded Entities; • sales or potential sales of substantial amounts of our ADSs; and • trading volume of our ADSs. In addition, companies trading in the stock market in general, and Nasdaq, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Since our ADSs were initially sold in November 2020 at a price of $33.00 per ADS, our ADS price has fluctuated significantly. If the market price of our ADSs does not exceed the price at which you acquired them, you may not realize any return on your investment in us and may lose some or all of your investment. If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our ADS price and trading volume could decline. The trading market for our ADSs and ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for our ADSs and ordinary shares would be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes incorrect or unfavorable research about our business, the price of our ordinary shares and ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for our ordinary shares and ADSs could decrease, which could cause the price of our ordinary shares and ADSs or their trading volume to decline.

PureTech Health plc Annual report and accounts 2022 209 Risk Factor Annex — continued A d d it io na l i nf o rm at io n Because we do not have immediate plans to pay any cash dividends on our ADSs, capital appreciation, if any, may be your sole source of gains and you may never receive a return on your investment. Under current English law, a company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be declared and paid. Therefore, we must have sufficient distributable profits before declaring and paying a dividend. We have not paid dividends in the past on our ordinary shares. We have not announced any immediate plans to pay any cash dividends. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future, and you would suffer a loss on your investment if you were unable to sell your ADSs at or above the price that you initially paid for them. Investors seeking cash dividends should not purchase our ADSs. Risks Related to Our Corporate Status We are not, and do not intend to become, regulated as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and if we were deemed an “investment company” under the 1940 Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business. The 1940 Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. We have not been and do not intend to become regulated as an investment company, and we intend to conduct our activities so that we will not be deemed to be an investment company under the 1940 Act. In order to ensure that we are not deemed to be an investment company, we may be limited in the assets that we may continue to own and, further, may need to dispose of or acquire certain assets at such times or on such terms as may be less favorable to us than in the absence of such requirement. If anything were to happen which would cause us to be deemed to be an investment company under the 1940 Act (such as significant changes in the value of our Founded Entities or a change in circumstance that results in a reclassification of our interests in our Founded Entities for purposes of the 1940 Act), the requirements imposed by the 1940 Act could make it impractical for us to continue our business as currently conducted, which would materially adversely affect our business, results of operations and financial condition. In addition, if we were to become inadvertently subject to the 1940 Act, any violation of the 1940 Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts could be deemed unenforceable. As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs or our ordinary shares. We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on the LSE, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there will be less publicly available information concerning our company than there would be if we were not a foreign private issuer. As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards. As a foreign private issuer listed on Nasdaq, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the United Kingdom, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of the United Kingdom nor our articles of association require a majority of our directors to be independent and we could include non-independent directors as members of our nomination and remuneration committee, though a brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. One of our principal shareholders has a significant holding in the company which may give them influence in certain matters requiring approval by shareholders, including approval of significant corporate transactions in certain circumstances. As of March 31, 2023, Invesco Asset Management Limited, or Invesco, held approximately 23.32 percent of our ordinary shares. Accordingly, Invesco may, as a practical matter, be able to influence certain matters requiring approval by shareholders, including approval of significant corporate transactions in certain circumstances. Such concentration of ownership may also have the effect of delaying or preventing any future proposed change in control of the Company. The trading price of the ordinary shares could be adversely affected if potential new investors are disinclined to invest in the Company because they perceive disadvantages to a large shareholding being concentrated in the hands of a single shareholder. The interests of Invesco and the investors that acquire ADSs may not be aligned. Invesco may make acquisitions of, or investments in, other businesses in the same sectors as us or our Founded Entities. These businesses may be, or may become, competitors of us or our Founded Entities. In addition, funds or other entities managed or advised by Invesco may be in direct competition with us or our Founded Entities on potential acquisitions of, or investments in, certain businesses. In addition, Invesco holds equity interests in certain of our Founded Entities where they may exert direct influence. You will not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote. Except as described in our Annual Report on Form 20-F and the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and our Articles of Association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our ordinary shares as of the record date set for such meeting and otherwise complies with our Articles of Association. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if their ordinary shares are not voted as they have requested or if their shares cannot be voted. You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs. The depositary for the ADSs has agreed to pay to you any cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

210 PureTech Health plc Annual report and accounts 2022 Risk Factor Annex — continued A d d it io na sl in fo rm at io n management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected. Risks Related to Tax Matters We are treated as a U.S. domestic corporation for U.S. federal income tax purposes. We are treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Internal Revenue Code of 1986, as amended, or the Code. As a result, we are subject to U.S. income tax on our worldwide income and any dividends paid by us to Non-U.S. Holders (as defined in the discussion under “Taxation in the United States” in our Annual Report on Form 20-F) will generally be subject to U.S. federal income tax withholding at a 30 percent rate or such lower rate as provided in an applicable treaty. Furthermore, PureTech Health plc is also resident for tax purposes in the U.K. and subject to U.K. corporation tax on its worldwide income and gains. Consequently, we may be liable for both U.S. and U.K. income tax, which could have a material adverse effect on our financial condition and results of operations. This discussion of certain U.S. federal income tax risks is subject in its entirety to the summaries set forth in “Certain United Kingdom Tax Considerations” and “Taxation in the United States” in our Annual Report on Form 20-F. Our ability to use our U.S. net operating losses to offset future taxable income may be subject to certain limitations. As of December 31, 2022, we had U.S. federal and state net operating loss carryforwards, or NOLs, of approximately $219.5 million and $71.7million, respectively, due to prior period losses, which, subject to the following discussion, are generally available to be carried forward to offset our future taxable income, if any, until such NOLs are used or expire. In general, under Section 382 of the Code, a corporation that undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain shareholders or groups of shareholders over a rolling three year period, is subject to limitations on its ability to utilize its federal NOLs to offset future taxable income. Similar rules may apply under state law. Our existing federal NOLs may be subject to limitations arising from previous ownership changes. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code, and our ability to utilize our federal NOLs could be further limited. Additionally, we may not be able to utilize the NOLS of our Founded Entities that have been deconsolidated or that will deconsolidate in the future. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. In addition, our federal NOLs generated In taxable periods beginning after December 31, 2017 may only be used to offset 80 percent of our taxable income in taxable years beginning after December 31, 2020. However, such Federal NOLs generated are not subject to expiration For these reasons, even if we attain profitability, we may not be able to realize a tax benefit from the use of our NOLs. We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future U.K. tax liabilities. As a U.K. incorporated and tax resident entity, PureTech Health plc is subject to U.K. corporate taxation on its tax-adjusted trading profits. Due to the nature of our business, PureTech Health plc has generated losses since inception and therefore we have not paid any U.K. corporation tax. Subject to numerous utilization criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilization against future U.K. operating profits. majority is required, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. See “Governance” of this Annual Report and Accounts and “Item 16G—Corporate Governance” of our Annual Report on Form 20-F. We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense. While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50 percent of our securities are held by U.S. residents and more than 50 percent of the members of our executive committee or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies. Risks Related to Our Internal Controls We may discover material weaknesses in our internal control over financial reporting which, if not remediated, could cause us to fail to timely and accurately report our results of operations, meet our reporting obligations or prevent fraud. Section 404 of the Sarbanes-Oxley Act requires that our management assess our internal control over financial reporting and that we include a report of management on our internal control over financial reporting in our annual reports on Form 20-F. We previously identified and disclosed a material weakness in our internal control over financial reporting in our Annual Report on Form 20-F for the year ended December 31, 2021. This material weakness has since been remediated, but we may discover additional material weaknesses in our internal control over financial reporting in the future, which we may not successfully remediate on a timely basis or at all. Any failure to remediate any significant deficiencies or material weaknesses identified by us or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. If we fail to maintain effective internal control over financial reporting, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets or lead to a decline in the trading price of our securities. We may also be required to restate our financial statements from prior periods. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, litigation from shareholders and civil or criminal sanctions, which could have a material adverse effect on our business. Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. We are subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to

PureTech Health plc Annual report and accounts 2022 211 Risk Factor Annex — continued A d d it io na l i nf o rm at io n • when any person who, together with persons acting in concert with him or her, is interested in shares representing not less than 30 percent but does not hold more than 50 percent of the voting rights of a company that is subject to the Takeover Code, and such person, or any person acting in concert with him or her, acquires an additional interest in shares which increases the percentage of shares carrying voting rights in which he or she is interested, then such person is generally required to make a mandatory offer to all the holders of any class of equity share capital or other class of transferable securities carrying voting rights of that company to acquire the balance of their interests in the company; • a mandatory offer triggered in the circumstances described in the two paragraphs above must be in cash (or be accompanied by a cash alternative) and at not less than the highest price paid within the preceding 12 months to acquire any interest in shares in the company by the person required to make the offer or any person acting in concert with him or her; • in relation to a voluntary offer (i.e. any offer which is not a mandatory offer), when interests in shares representing 10 percent or more of the shares of a class have been acquired for cash by an offeror (i.e., a bidder) and any person acting in concert with it in the offer period and the previous 12 months, the offer must be in cash or include a cash alternative for all shareholders of that class at not less than the highest price paid for any interest in shares of that class by the offeror and by any person acting in concert with it in that period. Further, if an offeror acquires for cash any interest in shares during the offer period, a cash alternative must be made available at not less than the highest price paid for any interest in the shares of that class; • if the offeror acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired; • the offeree company must obtain competent advice as to whether the terms of any offer are fair and reasonable and the substance of such advice must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company; • special or favorable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree; • all shareholders must be given the same information; • each document published in connection with an offer by or on behalf of the offeror or offeree must state that the directors of the offeror or the offeree, as the case may be, accept responsibility for the information contained therein; • profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers; • misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately; • actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group; • stringent and detailed requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealing in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1 percent or more of any class of relevant securities; and employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website. Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders. The tax treatment of the company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organisation for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance. Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non- realization of expected benefits. A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, HM Revenue & Customs, or HMRC, the Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between certain of our Founded Entities pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable. Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, will not apply if our securities are no longer admitted to trading on a regulated market or a multilateral trading facility in the United Kingdom or on any stock exchange in the Channel Islands or the Isle of Man and our place of management and control is considered to change to outside the United Kingdom. We are registered as a public limited company incorporated in England and Wales and have our ordinary shares admitted to trading on a regulated market in the United Kingdom (being the main market of the LSE). Accordingly, we are currently subject to the Takeover Code and, as a result, our shareholders are entitled to the benefit of certain takeover offer protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. If, at the time of a takeover offer, we have de-listed from the main market of the LSE (and do not maintain a listing of securities on any other regulated market or a multilateral trading facility in the United Kingdom or on any stock exchange in the Channel Islands or the Isle of Man) and the Panel on Takeovers and Mergers determine that we do not have our place of central management and control in the United Kingdom, then the Takeover Code may not apply to us and our shareholders would not be entitled to the benefit of the various protections that the Takeover Code affords. In particular, we would not be subject to the rules regarding mandatory takeover bids. The following is a brief summary of some of the most important rules of the Takeover Code: • when any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares already held by that person and an interest in shares held or acquired by persons acting in concert with him or her) carry 30 percent or more of the voting rights of a company that is subject to the Takeover Code, that person is generally required to make a mandatory offer to all the holders of any class of equity share capital or other class of transferable securities carrying voting rights in that company to acquire the balance of their interests in the company;

212 PureTech Health plc Annual report and accounts 2022 A d d it io na sl in fo rm at io n Broker Jefferies International Limited 100 Bishopsgate London EC2N 4JL United Kingdom Tel: +44 207 029 8000 Registrar Computer Share Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom Tel: +44 (0)370 707 1147 Solicitors DLA Piper UK LLP 160 Aldersgate Street London EC1A 4HT United Kingdom Tel: +44 870 011 1111 Company Registration Number 09582467 Registered Office 8th Floor 20 Farringdon Street London EC4A 4AB United Kingdom Website www.puretechhealth.com Board of Directors Mr. Christopher Viehbacher (Chair) Ms. Daphne Zohar (Chief Executive Officer) Dr. Robert Langer (Non-Executive Director) Dr. Raju Kucherlapati (Senior Independent Director) Dr. John LaMattina (Independent Non-Executive Director) Ms. Kiran Mazumdar-Shaw (Independent Non-Executive Director) Ms. Sharon Barber-Lui (Independent Non-Executive Director) Dr. Bharatt Chowrira (President and Chief Business, Finance & Operating Officer) Company Secretary Dr. Bharatt Chowrira Media and Public Relations FTI Consulting, Inc. 200 Aldersgate Aldersgate Street London EC1A 4HD United Kingdom Tel: +44 203 727 1000 Independent Auditor KPMG LLP 15 Canada Square London E14 5GL United Kingdom Tel: +44 207 311 1000 Directors, Secretary and Advisors to PureTech Company information

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PureTech Health 6 Tide Street Suite 400 Boston MA 02210 Tel: +1 617 482 2333 Email: info@puretechhealth.com P ureTech H ealth p lc A nnual rep ort and acco unts 2022